                                      LOGO
                      DUAL-LISTED COMPANY MERGER PROPOSAL
                          YOUR VOTE IS VERY IMPORTANT

To the shareholders of Royal Caribbean Cruises Ltd.:

     As you may have already heard, Royal Caribbean Cruises Ltd. and P&O Princess Cruises plc have agreed to combine their businesses to form a new enterprise. This combination will create the world's largest cruise vacation group with the most modern fleet among the major cruise companies. I am very excited about this new enterprise and I believe that the combined company will offer significant value to our shareholders.

     The transaction will be effected through a dual-listed company combination ("DLC merger"). The DLC merger will involve, generally, the combination of the two companies through a number of contracts (described more fully in this document) while retaining each company's separate legal identity. Upon completion of the DLC merger, Royal Caribbean's shareholders and P&O Princess's shareholders will each continue to own the shares currently owned by them. However, the combined company will be managed as a single unified economic entity and our shareholders and the shareholders of P&O Princess will be treated as if they were shareholders of the combined company.

     The board of directors of Royal Caribbean is asking you to approve the Implementation Agreement and related transactions required to effect the DLC merger, including the proposed amendments to Royal Caribbean's Articles of Incorporation, as described in more detail in the accompanying proxy statement. We cannot complete the DLC merger unless the shareholders of Royal Caribbean approve it by a vote of two-thirds of all outstanding Royal Caribbean shares. The Royal Caribbean board of directors has unanimously approved the DLC merger and recommends that you vote FOR the resolutions set out in the notice of the Special Meeting.

     The date, time and place of the Special Meeting of Royal Caribbean shareholders is:

    Thursday, February 14, 2002
    9:00 a.m., Eastern Standard Time
    The Hyatt Regency Hotel
    400 SE 2nd Avenue
    Miami, Florida

     The board of directors of Royal Caribbean has fixed the close of business on December 17, 2001 as the record date for the determination of shareholders entitled to vote at the meeting or any adjournment thereof.

     I ENCOURAGE YOU TO FIND OUT MORE ABOUT THIS NEW ENTERPRISE AND THE MATTERS THAT WILL BE VOTED ON AT THE SPECIAL MEETING BY READING THIS DOCUMENT CAREFULLY -- IN PARTICULAR, THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE 9 OF THE FOLLOWING PROXY STATEMENT.

                                          /S/RICHARD D. FAIN

                                          RICHARD D. FAIN
                                          Chairman and Chief Executive Officer
                                          Royal Caribbean Cruises Ltd.

THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION, THE NEW YORK STOCK EXCHANGE AND THE OSLO STOCK EXCHANGE HAVE NOT APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED HEREIN OR DETERMINED IF THIS PROXY STATEMENT OR ANY DOCUMENT REFERRED TO HEREIN IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
ROYAL CARIBBEAN CRUISES LTD., AS A FOREIGN PRIVATE ISSUER, IS EXEMPT FROM THE REQUIREMENTS OF U.S. LAW CONCERNING PROXY SOLICITATION AND INFORMATION STATEMENTS.

  Proxy statement dated December 27, 2001, and first mailed to shareholders on
                               December 27, 2001.

                      REFERENCES TO ADDITIONAL INFORMATION

     This proxy statement incorporates important business and financial information about Royal Caribbean and P&O Princess from other documents that are not included in or delivered with this proxy statement. This information is available to you without charge upon your written or oral request. You can obtain those documents incorporated by reference in this proxy statement by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

        Royal Caribbean Cruises Ltd.                      P&O Princess Cruises plc
             1050 Caribbean Way                             77 New Oxford Street
         Miami, Florida 33132-2096                            London, England
          Attention: Erin Williams                                WC1A 1PP
            Tel: (305) 539-6153                      Attention: Caroline Keppel-Palmer
                                                          Tel: +44-(0)20-7805-1200

     If you would like to request documents, please do so by February 7, 2002 in order to receive them before the Special Meeting.

     See "Where You Can Find More Information" beginning on page 126.

                               VOTING PROCEDURES

     Royal Caribbean shareholders of record should review their proxy cards for information about voting by mail, telephone or the Internet (if available).

                          Royal Caribbean Cruises Logo

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD FEBRUARY 14, 2002

To the shareholders of
ROYAL CARIBBEAN CRUISES LTD.

     Notice is hereby given that a Special Meeting of Shareholders of Royal Caribbean Cruises Ltd. will be held at 9:00 A.M. (Eastern Standard Time) on Thursday, February 14, 2002 at The Hyatt Regency Hotel, 400 SE 2nd Avenue, Miami, Florida.

     The Special Meeting will be held to consider and vote on the following resolutions:

     1. That the Implementation Agreement, dated November 19, 2001, between Royal Caribbean Cruises Ltd. and P&O Princess Cruises plc and the transactions contemplated by that agreement, as more fully described in the accompanying proxy statement, be authorized and approved; and

     2. That the proposed amendments to the Articles of Incorporation of Royal Caribbean Cruises Ltd. in connection with the transactions contemplated by the Implementation Agreement, as more fully described in the accompanying proxy statement, be authorized and approved.

     The foregoing resolutions will be voted on as a group and not separately. The transactions contemplated by the Implementation Agreement will not be completed and the amendments to the Royal Caribbean Articles of Incorporation will not be effected unless the resolutions are approved by the shareholders.

     The board of directors of Royal Caribbean has fixed the close of business on December 17, 2001 as the record date for the determination of shareholders entitled to notice of and to vote at the meeting or any adjournment thereof. If you own shares of Royal Caribbean common stock as of the record date, you can vote those shares by proxy or at the Special Meeting.

     The Royal Caribbean board of directors unanimously recommends that you vote FOR of the foregoing proposals, each of which is described in detail in the accompanying proxy statement.

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE THE ENCLOSED PROXY CARD, AND SIGN, DATE AND RETURN IT PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, USE THE TOLL-FREE NUMBER SHOWN ON THE PROXY CARD, OR VISIT THE WEB SITE NOTED ON YOUR PROXY CARD TO VOTE ON THE INTERNET, SO THAT YOUR SHARES WILL BE REPRESENTED. THE HOLDERS OF RECORD OF A MAJORITY OF THE OUTSTANDING COMMON SHARES OF ROYAL CARIBBEAN MUST BE PRESENT IN PERSON OR REPRESENTED BY PROXY AT THE SPECIAL MEETING IN ORDER TO HOLD THE SPECIAL MEETING. ANY SHAREHOLDER RETURNING A PROXY MAY REVOKE IT BY VOTING AT THE SPECIAL MEETING OR BY EXECUTING A SUBSEQUENT PROXY.

                                          By Order of the Board of Directors

                                          /s/MICHAEL J. SMITH
                                          MICHAEL J. SMITH
                                          Secretary
                                          Royal Caribbean Cruises Ltd.

Miami, Florida
December 27, 2001

                               TABLE OF CONTENTS

                                         PAGE
                                        -------
QUESTIONS AND ANSWERS ABOUT THE DLC
  MERGER..............................        1
SUMMARY...............................        4
  The Companies.......................        4
  Our Reasons for the DLC Merger......        4
  Our Recommendations to
     Shareholders.....................        5
  Highlights of the Combined
     Company..........................        5
  The DLC Merger......................        5
RISK FACTORS..........................        9
FORWARD-LOOKING STATEMENTS............       12
THE COMBINED COMPANY..................       13
  Description of the Combined
     Company..........................       13
  Pro Forma Financial Information on
     the Combined Company.............       23
  Comparative Equity Market
     Capitalization Information.......       42
  Selected Historical Financial
     Data.............................       43
THE DLC MERGER........................       47
  General.............................       47
  Our Reasons for the DLC Merger......       47
  Overview............................       48
  Key Features of the DLC Structure...       49
  Implementation of the DLC Merger....       51
  DLC Principles......................       55
  Management of the Combined
     Company..........................       56
  Equalization of Voting and Economic
     Rights...........................       56
  Distributions.......................       58
  Shareholder Voting Rights...........       59
  Liquidation.........................       63
  Termination of the Equalization and
     Governance Agreement.............       64
  Combination.........................       65
  Proposed Amendments to the
     Constitutional Documents of Royal
     Caribbean and P&O Princess.......       65
DESCRIPTION OF ROYAL CARIBBEAN'S
  BUSINESS............................       66
DESCRIPTION OF P&O PRINCESS'S
  BUSINESS............................       78
RECOMMENDATION OF THE ROYAL CARIBBEAN
  BOARD OF DIRECTORS..................       95
  Background to the DLC Merger........       95

                                         PAGE
                                        -------
  Considerations of the Royal
     Caribbean Board of Directors.....       96
  Opinion of Royal Caribbean's
     Financial Advisor................       98
SUMMARY OF DLC AGREEMENTS.............      101
  The Implementation Agreement........      101
  Equalization and Governance
     Agreement........................      105
  SVC Voting Deed.....................      106
  The Deed Poll Guarantees............      108
CERTAIN LEGAL INFORMATION.............      110
  Proposal to Authorize the Articles
     of Amendment to Royal Caribbean's
     Existing Articles of
     Incorporation....................      110
  Comparison of Changes to Articles of
     Incorporation and By-Laws........      110
  Takeover Regulation of the Combined
     Company..........................      118
  Proposed Memorandum and Articles of
     Association of P&O Princess......      122
  No Appraisal or Dissenter's
     Rights...........................      122
  Principal Shareholders of Royal
     Caribbean........................      122
CERTAIN INFORMATION ON THE SPECIAL
  MEETING.............................      123
  Date, Time and Place................      123
  Purpose of the Special Meeting......      123
  Record Date.........................      123
  Outstanding Shares Held on Record
     Date.............................      123
  Shares Entitled to Vote.............      123
  Quorum Requirement..................      123
  Vote Necessary to Approve the
     Proposals........................      123
  Voting of Proxies...................      123
  Other Business; Adjournments........      125
  P&O Princess's Extraordinary General
     Meeting..........................      125
INDEPENDENT ACCOUNTANTS...............      126
WHERE YOU CAN FIND MORE INFORMATION...      126
INDEX TO FINANCIAL STATEMENTS.........      F-1
LIST OF ANNEXES
  Annex A  Implementation Agreement
  Annex B  Proposed Articles of Amendment to
           the Royal Caribbean Articles of
           Incorporation
  Annex C  Opinion of Goldman Sachs

                   QUESTIONS AND ANSWERS ABOUT THE DLC MERGER

     Q: What is the purpose of the combination?

     A: The purpose of the combination is to create what we believe will be the world's largest cruise vacation group by combining two companies with a strong strategic fit and meaningful growth opportunities. Each company will bring well known brands operating in key cruise vacation markets to the combined company. Furthermore, we believe that the combined company will have a strong fleet profile and greater access to capital markets, and that the DLC structure will create opportunities for significant cost savings and other financial and operating benefits through the planned integration of the two companies' operations.

     Q: What is a dual-listed company merger?

     A: A dual-listed company merger is actually not a merger of two entities in a legal sense. The two parent companies, Royal Caribbean and P&O Princess, will retain their separate legal identities but will operate as if they were a single unified economic entity. This is accomplished by means of contract and amendments to each company's constitutional documents. Principally, the Equalization and Governance Agreement described in this proxy statement will govern the relationship between the two companies.

     The contracts governing the dual-listed company merger will also provide that the boards of Royal Caribbean and P&O Princess be identical and that the directors serving on these boards will be entitled to have regard to the interests of the shareholder body of the combined company and deploy capital in the most effective way for the benefit of the shareholder body of the combined company. In addition, the constitutional documents of the two companies will be harmonized (as described in more detail on page 110 under the heading "Certain Legal Information"), to the extent practicable and permitted by law, to ensure their corporate procedures are substantially similar.

     Q: What is the equalization ratio?

     A: The equalization ratio referred to in the Equalization and Governance Agreement will govern the proportion in which distributions of income and capital are made to holders of P&O Princess ordinary shares relative to the holders of Royal Caribbean common stock, as well as the relative voting rights of the holders of P&O Princess ordinary shares and the holders of Royal Caribbean common stock on certain matters to be voted upon by all shareholders as a group. The equalization ratio, as between the shares of Royal Caribbean and P&O Princess, was, as of the date this proxy statement was mailed to you, 1:3.46386. Before completion of the DLC merger, P&O Princess intends to effect a reverse stock split of its ordinary shares on a basis which would, after that reverse stock split, adjust the equalization ratio to 1:1. At all times, the equalization ratio is subject to adjustment (including between now and completion of the DLC merger) for certain events affecting the capital of either company pursuant to the terms of the Implementation Agreement and, after completion of the DLC Merger, the Equalization and Governance Agreement.

     Q: When and where is the shareholder meeting?

     A: Our Special Meeting will take place at 9:00 a.m., Eastern Standard Time, on February 14, 2002 in Miami, Florida. The address of the place where the meeting will be held is set out in the notice accompanying this proxy statement.

     Q: What do I need to do now?

     A: After carefully reading and considering the information contained in this proxy statement, indicate on your proxy card how you want to vote, sign it and mail it in the enclosed return envelope, or vote (if available) by telephone or the Internet in accordance with the instructions on your proxy card, as soon as possible so that your shares may be represented at the Special Meeting. If you sign and send in your proxy card and do not indicate how you want to vote, we will count your proxy card as a vote in favor of the proposals submitted at the Special Meeting. You may also attend the Special Meeting and vote your shares in person.

     Q: What do I do if I want to change my vote?

     A: Just send in a later-dated, signed proxy card to Royal Caribbean's Secretary or vote again by telephone or the Internet, if available to you, before the meeting. You can also attend the meeting in person and vote. You may also revoke your proxy by sending a notice of revocation to Royal Caribbean's Secretary at the address under the heading "The Companies" on page 4. You can find further details on how to revoke your proxy on page 124.

     Q: If my shares are held in "street name" by my broker, will my broker vote my shares for me?

     A: If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be able to vote them on any of the proposals described in this proxy statement. You should therefore instruct your broker how to vote your shares, following the directions provided by your broker. Please check the voting form used by your broker to see if it offers telephone or Internet voting.

     Q: What will happen to my Royal Caribbean shares?

     A: Royal Caribbean shareholders will continue to own the Royal Caribbean shares they currently own and will keep their existing certificates, if any. SHAREHOLDERS SHOULD NOT TURN IN THEIR SHARE CERTIFICATES.

     Q: What happens to my future dividends?

     A: After the completion of the DLC merger, dividends declared by Royal Caribbean will continue to be paid by Royal Caribbean to its shareholders and dividends declared by P&O Princess will continue to be paid by P&O Princess to its shareholders. The payment of dividends by Royal Caribbean in the future, however, will depend on business conditions, our financial condition and earnings and the financial condition and earnings of the combined company, the ability of P&O Princess to pay an equivalent dividend pursuant to the Equalization and Governance Agreement in accordance with the equalization ratio, and other factors. Pursuant to the Equalization and Governance Agreement, Royal Caribbean cannot declare or pay a dividend without an equivalent dividend (before taxes and other deductions) being declared or paid by P&O Princess and vice versa.

     Q: Will my shares have voting rights with respect to P&O Princess?

     A: Yes -- on most matters that affect the shareholder body, as a whole, of the combined company. These are described more fully in this document and are called Joint Electorate Actions. Certain matters on which the two shareholder bodies may have divergent interests will be specified in the constitutional documents of Royal Caribbean and P&O Princess and called Class Rights Actions. These Class Rights Actions will be voted on separately by the shareholders of each company. If both groups of shareholders do not approve a Class Right Action, that action cannot be taken by either company. The way that combined voting will be accomplished is through a share called a Special Voting Share (described in more detail on pages 62 and 112) that will be issued by each company. Each company will continue to have separate shareholder meetings; however, the shareholders of Royal Caribbean will direct the trustee holding the P&O Princess Special Voting Share to vote it in direct proportion to the votes cast at Royal Caribbean's shareholder meeting on the same resolution relating to the Joint Electorate Action that is put to both meetings. P&O Princess's shareholders will have the same ability to vote at Royal Caribbean's shareholder meetings through the Royal Caribbean Special Voting Share.

     Q: Who will be the new senior management team of the combined company?

     A: The combined company will have a unified senior management team. Mr. Richard D. Fain, currently Chairman and Chief Executive Officer of Royal Caribbean, will be Chairman and Chief Executive Officer of the combined company and Mr. Peter Ratcliffe, currently the Chief Executive Officer of P&O Princess, will be the Chief Operating Officer of the combined company. Mr. Nicholas Luff, currently Chief Financial Officer of P&O Princess, will be the Chief Financial Officer of the combined company. The rest of the senior management team has not, at the time of mailing of this proxy statement, been finalized but will be determined at a later date.

     Q: Who will be on the boards of the combined company?

     A: Following completion of the DLC merger, Mr. Richard D. Fain will serve as the Chairman of each of the Royal Caribbean and P&O Princess boards. Mr. Peter Ratcliffe will serve as the other executive director of the identical boards. At this time, the other non-executive directors have yet to be named, however, some of these directors will be nominated from the existing boards of both Royal Caribbean and P&O Princess. Vacancies caused by the reorganization of the Royal Caribbean board of directors will be filled by the remaining Royal Caribbean board members prior to completion of the DLC merger.

     Q: When do you expect to complete the DLC merger?

     A: We are working to complete the DLC merger as soon as possible. We hope to complete the DLC merger as soon as we can after the Special Meeting of Royal Caribbean shareholders and the Extraordinary General Meeting of P&O Princess shareholders, if we obtain the required shareholder approvals at those meetings. In addition to shareholder approvals, we must obtain all regulatory consents and satisfy all of the other closing conditions specified in the Implementation Agreement. Subject to these conditions, we expect completion of the DLC merger to take place in the second quarter of 2002.

     Q: Should I vote?

     A: Absolutely. The proposed DLC merger is a major step in Royal Caribbean's history. Your vote is very important to this process which the board of directors of Royal Caribbean unanimously believes is in the best interests of its shareholders and who recommends that you vote for the proposals set forth on page 123. Because the proposals contained in this proxy statement require the approval of a two-thirds majority of all outstanding shares entitled to vote at the Special Meeting, and not merely of those shares voted at the Special Meeting, your vote is all the more important. Please complete and send in the proxy card attached to this proxy statement.

     Q: Who can help answer your questions?

     A: If you have more questions about the DLC merger after reading this proxy statement, you should contact us at:

Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132-2096
Attention: Erin Williams
Phone number: (305) 539-6153

or our proxy solicitor at:

D.F. King & Co., Inc.
77 Water Street
New York, New York 10005
Phone Number: 1-800-431-9643 (toll free)
              1-212-269-5550 (collect)

                                    SUMMARY

     This summary contains selected information from this proxy statement and may not contain all of the information that is important to you. To understand the DLC merger fully and to obtain a more complete description of the terms of the DLC merger, you should carefully read this entire document, including the Annexes, and the documents to which we refer you. See "Where You Can Find More Information" on page 126.

     Unless the context otherwise requires, references to "Royal Caribbean", "the Company", "we" or "us" are to Royal Caribbean Cruises Ltd. and its consolidated subsidiaries, and references to "P&O Princess" are to P&O Princess Cruises plc and its consolidated subsidiaries, and references to "the combined company" are references to the new combined company proposed to be formed by the DLC merger of Royal Caribbean and P&O Princess. The term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands. References in this proxy statement to the term "berths", in accordance with industry practice, is determined based on double occupancy per cabin even though some cabins can accommodate three to four guests.

                      THE COMPANIES (SEE PAGES 66 AND 78)

ROYAL CARIBBEAN CRUISES LTD.
1050 Caribbean Way
Miami, Florida 33132-2096
Telephone: (305) 539-6000

     Royal Caribbean is currently the world's second largest cruise company with 23 cruise ships offering a total of 47,366 berths. We operate our cruise ships through two cruise brands, Royal Caribbean International and Celebrity Cruises, which offer a selection of itineraries that call on approximately 200 destinations worldwide. We also book premium land tours in Alaska through our tour company, Royal Celebrity Tours.

P&O PRINCESS CRUISES PLC
77 New Oxford Street
London, England
WC1A 1PP
Telephone: +44 (0)20 7805-1200

     P&O Princess is currently the world's third largest cruise company with 18 cruise ships offering a total of 27,370 berths. P&O Princess has operations in North America, Europe and Australia and is also a leading provider of cruises to exotic locations such as South America, the Orient and Alaska. P&O Princess operates under various brand names including Princess Cruises, P&O Cruises, Swan Hellenic, AIDA, A'ROSA and P&O Princess (Australia).

                  OUR REASONS FOR THE DLC MERGER (SEE PAGE 47)

     This combination will, we believe, create the world's largest cruise vacation group with the most modern fleet among the major cruise companies. We believe that the other principal benefits of the DLC merger are as follows:

     - both companies have well known brands operating in key cruise vacation markets,

     -  the combined company will have a strong fleet profile,

     -  significant cost savings are expected from the DLC merger, and

     -  the combined company will have greater access to capital markets.

     Achieving the objectives of the DLC merger depends on difficulties in integrating two companies that have previously operated independently, the future of the vacation market and on the other uncertainties described under "Risk Factors" on pages 9 to 11.

     To review the reasons for the DLC merger in greater detail, see "The DLC Merger -- Our Reasons for the DLC Merger" beginning on page 47.

                OUR RECOMMENDATION TO SHAREHOLDERS (SEE PAGE 97)

     Royal Caribbean's board of directors believes that the DLC merger is in the best interests of Royal Caribbean's shareholders and unanimously recommends that its shareholders vote FOR the approval of the Implementation Agreement and the transactions contemplated therein required to effect the DLC merger, including the proposed amendments to Royal Caribbean's Articles of Incorporation.

                HIGHLIGHTS OF THE COMBINED COMPANY (SEE PAGE 13)

     We believe that the combined company will create the world's largest cruise vacation group with the youngest fleet of the major cruise companies. This fleet will have an average age of 6.4 years and the largest ships, with an average of over 1,800 berths. It will have 14 ships on order for delivery over the next three years, bringing an additional 32,000 berths to the approximately 75,000 berths which it already offers.

     The combined company will also benefit from the ownership of a range of complementary brands that operate on a global basis with leading positions in both the Caribbean and destination trades, which include Alaska, the Mediterranean, the Baltic and the Panama Canal. These brands include Royal Caribbean International, Princess Cruises, Celebrity Cruises, P&O Cruises, Swan Hellenic, AIDA, A'ROSA and P&O Princess (Australia). In addition, Royal Caribbean's new joint venture with P&O Princess in southern Europe, announced on November 20, 2001, will allow the combined company to offer a product tailored for customers primarily from Italy, France and Spain.

     Finally, the combined company is expected to deliver significant cost savings, estimated to be at least $100 million on an annualized basis beginning 12 months after the completion of the DLC merger, as well as provide greater access to the global debt and equity markets by enabling each of Royal Caribbean and P&O Princess to maintain their existing principal listings and index participations.

                          THE DLC MERGER (SEE PAGE 47)

     We have attached the Implementation Agreement as Annex A to this proxy statement. We encourage you to read this agreement carefully because it is the legal document that governs the terms and conditions on which Royal Caribbean and P&O Princess will effect the DLC merger.

  WHAT ROYAL CARIBBEAN SHAREHOLDERS WILL HOLD AFTER THE DLC MERGER

     Royal Caribbean and P&O Princess have agreed to a ratio whereby the shareholders of Royal Caribbean will own an economic interest equal to 49.3% of the combined company and P&O Princess shareholders will own an economic interest of 50.7% of the combined company. However, since each of Royal Caribbean and P&O Princess will continue to retain their separate legal identities, Royal Caribbean shareholders will continue to own their existing shares of Royal Caribbean common stock after the DLC merger. Each company will also retain its principal stock exchange listings. ROYAL CARIBBEAN SHAREHOLDERS SHOULD NOT SEND IN THEIR STOCK CERTIFICATES IN CONNECTION WITH THE DLC MERGER.

  SHAREHOLDER VOTE REQUIRED TO APPROVE THE DLC MERGER

     Approval of the Implementation Agreement and the transactions contemplated therein required to effect the DLC merger, including the proposed amendments to the Articles of Incorporation of Royal Caribbean described on page 110, requires a vote of two-thirds of all outstanding shares entitled to vote at the Special Meeting of our shareholders. As announced on December 4, 2001, our two major shareholders, A. Wilhelmsen AS and Cruise Associates, have entered into a voting agreement with, and delivered irrevocable proxies to, P&O Princess, obligating them to, among other things, vote an aggregate of 44.5% of our outstanding common stock held by them in favor of the proposals described on page 123.

     The DLC merger is also conditional upon the approval of such matters, including the amendment of P&O Princess's Memorandum and Articles of Association, by the shareholders of P&O Princess at its Extraordinary General Meeting by a vote of a three-quarters majority of all outstanding shares of P&O Princess voting in person or by proxy at that Extraordinary General Meeting of its shareholders.

  NO APPRAISAL OR DISSENTERS' RIGHTS (SEE PAGE 122)

     Because the DLC merger is not a statutory merger or consolidation for purposes of Liberian law, the holders of Royal Caribbean common stock have no right to an appraisal of the value of their shares in connection with the DLC merger.

  DIRECTORS AND MANAGEMENT OF ROYAL CARIBBEAN AFTER THE DLC MERGER (SEE PAGES 50 AND 56)

     Following the DLC merger each of Royal Caribbean's and P&O Princess's board of directors will be identical and each will have 12 members. Six of the initial directors will be designated by Royal Caribbean and six of the initial directors will be designated by P&O Princess, with five of each of the six nominated by both Royal Caribbean and P&O Princess being non-executive directors. Mr. Richard
D. Fain will serve as Chairman and Mr. Peter Ratcliffe will be the other executive director. The non-executive board members have yet to be named.

  U.S. FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE 21)

     Although there is no existing U.S. federal income tax authority that directly addresses the tax consequences to shareholders of implementation of a dual-listed company structure such as the DLC merger, Royal Caribbean believes that the DLC merger should not give rise to taxable income or gain for shareholders of Royal Caribbean for U.S. federal income tax purposes. U.S. shareholders will continue to be taxed in the same way as they were before the proposed DLC merger, including with respect to distributions made by Royal Caribbean.

  REGULATORY MATTERS (SEE PAGE 52)

     The DLC merger is conditional upon the receipt of certain regulatory approvals and consents.

     The Premerger Notification Office of the Federal Trade Commission has informed us that the DLC merger is not subject to the statutory notification requirements under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 that would otherwise prohibit completion of a merger until certain waiting periods have been satisfied. It should be noted, however, that the Department of Justice and the FTC still have the authority to challenge the DLC merger on antitrust grounds before or after we complete the DLC merger.

     Additionally, we have made regulatory filings with the U.K. Office of Fair Trading and the German Bundeskartellamt. The parties will make such other filings as they deem appropriate.

  CONDITIONS TO THE DLC MERGER (SEE PAGE 52)

     Royal Caribbean and P&O Princess will complete the DLC merger only if specific conditions are satisfied or, in some cases, waived, including the following:

     - approval by the shareholders of Royal Caribbean and P&O Princess, including the approval of the amendments to Royal Caribbean's and P&O Princess's constitutional documents as described herein;

     -  absence of any law or court order prohibiting the DLC merger;

     -  obtaining of all required regulatory and other consents;

     - issuance by Royal Caribbean of the Royal Caribbean Special Voting Share and the issuance by P&O Princess of the P&O Princess Special Voting Share (each as more fully described on pages 62 and 112);

     - the agreement on definitive documentation and execution of (i) the Equalization and Governance Agreement, (ii) the Voting Agreement and
        (iii) the Deed Poll Guarantees (each as more fully described on pages 105, 106 and 108); and

     - the accuracy of representations and warranties made by the other party and the performance by the other party of its covenants, in each case, under the Implementation Agreement, except to the extent that failure to do so would not have a material adverse effect.

  TERMINATION OF THE IMPLEMENTATION AGREEMENT (SEE PAGE 103)

     The boards of directors of Royal Caribbean and P&O Princess can jointly agree to terminate the Implementation Agreement at any time before completing the DLC merger. In addition, either Royal Caribbean or P&O Princess can terminate the Implementation Agreement if:

     - the DLC merger is not completed by November 16, 2002 (a party in material breach of its obligations under the Implementation Agreement cannot terminate it for this reason);

     -  a law or court order prohibits the DLC merger;

     - Royal Caribbean or P&O Princess shareholders do not give the required approvals;

     - the board of directors of the other party, at any time prior to the relevant shareholders meeting, withdraws or adversely modifies its approval or recommendation of the Implementation Agreement and the DLC merger or fails to confirm its approval or recommendation when requested;

     - the board of directors of the other party has recommended a superior acquisition proposal to its shareholders; or

     - the other party materially breaches any representation, warranty, covenant or agreement contained in the Implementation Agreement that causes the failure of certain conditions to closing.

  TERMINATION FEES AND EXPENSES (SEE PAGE 104)

     P&O Princess must pay Royal Caribbean a termination fee of $62.5 million in cash, if:

     (1) the Implementation Agreement is terminated by either P&O Princess or Royal Caribbean as a result of P&O Princess failing to obtain shareholder approval of the Implementation Agreement and the DLC merger and at the time of such failure, an acquisition proposal existed with respect to P&O Princess; or

     (2) the Implementation Agreement is terminated by Royal Caribbean due to:

        (a) the board of directors of P&O Princess withdrawing or adversely modifying, or resolving to withdraw or adversely modify, its approval or recommendation of the Implementation Agreement and the DLC merger, or failing to reconfirm such approval or recommendation when requested;

        (b) the board of directors of P&O Princess recommending a superior acquisition proposal to its shareholders; or

        (c) P&O Princess having breached its covenant restricting P&O Princess's ability to negotiate with, or provide information to, a third party concerning an alternative transaction.

     Royal Caribbean must pay P&O Princess a termination fee of $62.5 million in cash, if the Implementation Agreement is terminated as a result of the same circumstances set out above with respect to Royal Caribbean.

  OPINION OF GOLDMAN SACHS (SEE PAGES 98 TO 100)

     In deciding to approve the DLC merger, Royal Caribbean's board of directors considered the opinion of its financial advisor. On November 18, 2001, Goldman, Sachs & Co. delivered its oral opinion to the board of directors of Royal Caribbean (that was subsequently confirmed by written opinion dated as of November 19, 2001) that as of the date of its opinion, the equalization ratio was fair from a financial point of view to the shareholders of Royal Caribbean. The full text of this opinion, attached as Annex C to this proxy statement, sets forth the assumptions made, matters considered and limitations on the review undertaken by Goldman Sachs in connection with the opinion. Goldman Sachs provided its opinion for the information and assistance of the board of directors of Royal Caribbean in connection with its consideration of the transactions contemplated by the Implementation Agreement. The Goldman Sachs opinion is not a recommendation as to how any holder of the shares of Royal Caribbean common stock should vote with respect to the Implementation Agreement and related transactions. We encourage you to read this opinion in its entirety.

                                  RISK FACTORS

     The Risk Factors set forth below and elsewhere in this proxy statement are important factors, among others, that could cause actual results to differ from expected or historic results. It is not possible to predict or identify all such factors. Consequently, this list should not be considered a complete statement of all potential risks or uncertainties. You should consider the following matters in deciding whether to vote in favor of the proposals set out in this proxy statement. You should consider these matters in connection with the other information that we have included or incorporated by reference in this proxy statement, including the risk factors included in our last annual report filed with the Securities and Exchange Commission on Form 20-F.

THE DUAL-LISTED COMPANY STRUCTURE ITSELF, AND THE IMPLEMENTATION OF SUCH A STRUCTURE, HAS CERTAIN RISKS ASSOCIATED WITH IT THAT MAY HAVE AN ADVERSE EFFECT ON THE ECONOMIC PERFORMANCE OF THE TWO COMPANIES OR EACH OF THEIR SHARE PRICES

     Following completion of the DLC merger, the two companies intend to integrate certain of their operations that have previously operated independently. Considerable management time and effort will be spent on the integration of the two companies. However, there can be no assurance regarding when or the extent to which the combined company will be able to realize the cost savings or benefits discussed under the heading "The DLC Merger -- Our Reasons for the DLC Merger". Difficulties associated with integrating Royal Caribbean and P&O Princess could have an adverse effect on the business of the combined company.

     Upon implementation of the DLC merger, the dividends on, capital returns on and value of a P&O Princess ordinary share and a Royal Caribbean share of common stock will depend primarily on the economic performance of the assets of the combined company. Therefore, the past performance of P&O Princess's ordinary shares and Royal Caribbean's shares of common stock may not reflect the future performance of these shares.

     The DLC structure is a relatively uncommon way of combining two companies. It involves different issues and risks from other more common ways of effecting such a combination. The relative market prices of the shares of P&O Princess and Royal Caribbean may not trade in accordance with the equalization ratio because, among other things, the shares of the two companies will not be exchangeable for each other and will trade in separate markets and in different currencies. The markets for the two companies' shares have different characteristics which may also affect the trading of these shares. The combined company will maintain two separate public companies and comply with both Liberian and U.K. corporate laws and different regulatory and stock exchange requirements in the United Kingdom, the United States and Norway. This is likely to require more administrative time and cost than is currently the case for each company which may have an adverse effect on the combined company's operating efficiency.

THE COMBINED COMPANY MAY LOSE BUSINESS TO COMPETITORS THROUGHOUT THE VACATION MARKET

     The combined company will operate in the vacation market and cruising is one of many alternatives for people choosing a vacation. The combined company will therefore risk losing business not only to other cruise lines, but also to other vacation operators which provide other leisure options including hotels, resorts and package holidays and tours.

     The combined company will face significant competition from other cruise lines, both on the basis of cruise pricing and also in terms of the nature of ships and services it offers to cruise passengers. The combined company's principal competitors within the cruise vacation industry will include Carnival Corporation, which owns, among others, Carnival Cruise Lines, Holland America Line, Cunard Line and Costa Cruises; Star Cruises, which owns Star Cruises, Norwegian Cruise Line and Orient Line; Airtours, Thomson and Fred Olsen in the U.K., Hapag Lloyd and Phoenix in Germany and others.

     In the event that the combined company does not compete effectively with other vacation alternatives and cruise companies its market share could decrease and its results of operations and financial condition could be adversely affected.

THE COMBINED COMPANY MAY NOT BE ABLE TO OBTAIN FINANCING ON TERMS THAT ARE FAVORABLE OR CONSISTENT WITH ITS EXPECTATIONS

     Export credit facilities, secured against the relevant ships, are available to fund a significant proportion of the combined company's capital expenditure commitments. In some cases, confirmation is required from the relevant lenders that these facilities are available to the combined company. The combined company expects to finance the remainder of the capital expenditure program from a combination of other existing unsecured facilities and cash flow generated from operations. Some of the combined company's debt facilities will require refinancing during the period of the capital expenditure program. There is uncertainty as to what credit rating the combined company will attract and this may have consequences for the access to or the cost of the required finance.

CONDUCTING BUSINESS INTERNATIONALLY MAY RESULT IN INCREASED COSTS

     The combined company will operate its business internationally and plans to continue to develop its international presence. Operating internationally exposes the combined company to a number of risks. Examples include currency fluctuations, interest rate movements, the imposition of trade barriers and restrictions on repatriation of earnings. Additional risks include political risks and risk of increases in duties, taxes and governmental royalties as well as changes in laws and policies affecting cruising, vacation or maritime businesses or the governing operations of foreign-based companies. If the combined company is unable to address these risks adequately, its results of operations and financial condition could be adversely affected.

OVERCAPACITY WITHIN THE CRUISE VACATION INDUSTRY AND A REDUCTION IN DEMAND COULD HAVE A NEGATIVE IMPACT ON YIELDS AND MAY ADVERSELY AFFECT PROFITABILITY

     Cruising capacity has grown in recent years and the combined company expects it to continue to increase over the next three years as all of the major cruise vacation companies are expected to introduce new ships. In order to utilize new capacity, the cruise vacation industry will need to increase its share of the overall vacation market. Failure of the cruise vacation industry to do so could have a negative impact on the combined company's yields. Should yields be negatively impacted, the combined company could experience an adverse effect on its results of operations and financial condition.

     Demand for cruises and other vacation products has been and is expected to continue to be affected by the public's attitude towards the safety of travel and the political climate of destination countries. In the future, demand for cruises is also likely to be increasingly dependent on the underlying economic strength of the countries in which cruise companies operate. Economic or political changes that reduce disposable income in the countries in which the combined company will operate may affect demand for vacations, including cruise vacations, and may lead to price discounting which, in turn, may reduce the profitability of its business.

     Furthermore, events such as the terrorist attacks in the United States on September 11, 2001, the resulting political instability and concerns over safety and security aspects of traveling have had a significant adverse impact on demand and pricing in the travel and vacation industry and may continue to do so in the future.

OBTAINING REQUIRED REGULATORY APPROVALS MAY DELAY OR PREVENT COMPLETION OF THE DLC MERGER OR RESULT IN THE IMPOSITION OF ADVERSE CONDITIONS ON THE COMBINED COMPANY

     Completion of the DLC merger is conditional upon the receipt of certain governmental approvals, including antitrust and competition law approvals. The requirement to obtain these approvals could delay completion of the DLC merger for a significant period of time after Royal Caribbean and P&O Princess shareholders have approved the proposals relating to the DLC merger at their respective shareholder meetings. The governmental entities from whom these approvals are required may impose conditions on the completion of the DLC merger or require changes to the terms of the DLC merger, which in either case could have the effect of imposing additional costs on or limiting the revenues of the combined company. No assurance can be given that these approvals will be obtained, and if all such approvals are obtained, no assurance can be given as to the terms, conditions and timing of the approvals.

INCIDENTS AT SEA OR ADVERSE PUBLICITY CONCERNING THE CRUISE INDUSTRY COULD AFFECT THE COMBINED COMPANY'S REPUTATION AND HARM ITS FUTURE SALES AND PROFITABILITY

     The operation of cruise ships involves the risk of accidents and incidents at sea which may bring into question passenger safety and adversely affect future industry performance. While the combined company will make passenger safety its foremost priority in the design and operation of its ships, incidents involving passenger cruise ships could adversely affect future sales and profitability. In addition, adverse media publicity concerning the cruise industry in general could impact demand and consequently have an adverse impact on the combined company's profitability.

ENVIRONMENTAL AND HEALTH AND SAFETY LEGISLATION COULD AFFECT OPERATIONS AND INCREASE OPERATING COSTS

     Some environmental groups have lobbied for more stringent regulation of cruise ships. Some groups also have generated negative publicity about the cruise industry and its environmental impact. The U.S. Environmental Protection Agency is considering new laws and rules to manage cruise ship waste. Stricter environmental and health and safety regulations could affect the combined company's operations, and increase the cost of compliance and adversely affect the cruise industry. It cannot be assured that the combined company's costs of complying with current and future environmental, health and safety laws, or liabilities arising from past or future releases of, or exposure to, hazardous substances or to vessel discharges, will not materially adversely affect the combined company's business, results of operations or financial condition.

A CHANGE IN TAX STATUS UNDER THE U.S. INTERNAL REVENUE CODE MAY HAVE ADVERSE EFFECTS ON THE COMBINED COMPANY'S INCOME

     Royal Caribbean and P&O Princess believe that substantially all of the U.S. source shipping income of each respective company and their subsidiaries qualifies for exemption from U.S. income tax, either under Section 883 of the U.S. Internal Revenue Code of 1986 (as amended, the "Code") or as appropriate in the case of P&O Princess companies, under the U.S.-U.K. Income Tax Treaty.

     To date no final U.S. Treasury regulations or other definitive interpretations of the relevant provisions of Section 883 have been promulgated, although regulations have been proposed. Such final regulations or official interpretations could differ materially from P&O Princess's and Royal Caribbean's interpretation of the relevant provisions of Section 883. In the absence of such final regulations or official interpretations, the Internal Revenue Service might successfully challenge either or both P&O Princess's and Royal Caribbean's current interpretation of such Section 883 provisions. Moreover, changes could occur in the future with respect to the trading volume or frequency of P&O Princess and/or Royal Caribbean shares of common stock on their respective exchanges or with respect to the identity, residence, or holdings of P&O Princess's and/or Royal Caribbean's direct or indirect shareholders that could affect their eligibility to claim the benefits of
Section 883. See the U.S. tax discussion under the headings "The Combined Company -- Description of the Combined Company -- Taxation", "Description of Royal Caribbean's Business -- Taxation of Royal Caribbean" and "Description of P&O Princess's Business -- Taxation", for a more detailed discussion.

INAPPLICABILITY OF THE "MOTIVE TEST" EXEMPTION UNDER U.K. CONTROLLED FOREIGN COMPANY LEGISLATION MAY CAUSE CERTAIN PROFITS OF P&O PRINCESS TO BE SUBJECT TO U.K. TAX

     Currently, P&O Princess is relying on a particular exemption (the "Motive Test" exemption) to avoid its non-U.K. Princess brand vessel owning and operating subsidiaries falling within the U.K. controlled foreign company ("CFC") legislation. P&O Princess believes that this exemption should continue under the DLC merger. If the exemption does not continue, the profits of these non-U.K. companies may be subject to U.K. tax. However, P&O Princess plans to reorganize the non-U.K. subsidiaries in a manner which should avoid or mitigate any U.K. tax exposure. See "Description of P&O Princess's Business -- Taxation -- Reorganization of Princess brand non-U.K. subsidiaries".

                           FORWARD-LOOKING STATEMENTS

     This document and documents that we have incorporated by reference include statements which constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995 including, without limitation, forward-looking statements regarding Royal Caribbean's, P&O Princess's and the combined company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives related to the combined company's products and services), which have been based on Royal Caribbean's and P&O Princess's current expectations about future events. These forward-looking statements do not guarantee future performance, however, and are subject to known and unknown risks, uncertainties and assumptions that could cause actual results, performance or achievements to differ materially from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding Royal Caribbean's and P&O Princess's present and the combined company's future business strategies and the environment in which the combined company will operate in the future. Matters not yet known to Royal Caribbean or P&O Princess or not currently considered material by Royal Caribbean or P&O Princess that may impact on these forward-looking statements include the following:

     -  general economic and business conditions,

     -  cruise industry competition,

     -  changes in vacation industry capacity, including cruise capacity,

     - the impact of tax laws and regulations affecting our business or our principal shareholders,

     - the impact of changes in other laws and regulations affecting our business,

     -  the impact of pending or threatened litigation,

     -  the delivery of scheduled new vessels,

     -  emergency ship repairs,

     -  incidents involving cruise vessels at sea,

     - reduced consumer demand for cruises as a result of any number of reasons, including armed conflict, political instability, or the unavailability of air service,

     -  changes in interest rates or oil prices, and

     -  weather.

     The statements reflect views held only as at the date of this proxy statement (or, in the case of the documents incorporated by reference, the dates of such documents). In the light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this document and documents that we have incorporated by reference might not occur. Given these conditions, you are cautioned not to place undue reliance on such forward-looking statements.

     In addition, the section entitled "Risk Factors" contained in this proxy statement, and the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in each of Royal Caribbean's and P&O Princess's Annual Report on Form 20-F for the year ended December 31, 2000 filed with the Securities and Exchange Commission, contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of each company's forward-looking statements and/or adversely affect their respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference.

     Subject to any continuing obligations under applicable law or any relevant listing rules, Royal Caribbean and P&O Princess expressly disclaim any obligation to disseminate, after the date of this document, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.

                              THE COMBINED COMPANY

     The description of the combined company in certain parts of this section assumes completion of the DLC merger. However, please note that the DLC merger is conditional on certain events, including approval by the shareholders of both P&O Princess and Royal Caribbean and certain regulatory approvals and clearances (see "The DLC Merger -- Implementation of the DLC Merger -- Conditions Precedent").

                      DESCRIPTION OF THE COMBINED COMPANY

GENERAL

     The combined company will be a global cruise vacation business, with operations in North America, the United Kingdom, Germany and Australia. With a current combined fleet of 41 ships offering approximately 75,000 berths, it will be a leading provider of cruises to all major destinations and, among the world's cruise vacation operators, will be the largest in terms of the number of berths and total revenues based on the combined operating results of the companies for the nine months ended September 30, 2001. The combined company is due to expand its fleet over the next three years through the addition of 14 new ships with approximately 32,000 additional berths. The combined fleet will be the youngest of the major cruise vacation operators with an average age of just
6.4 years, and will feature the highest proportion of cabins with balconies of any major cruise operator.

     On an aggregate basis, the combined company carried approximately 3 million customers in 2000 and generated aggregate revenue during the year ended December 31, 2000 of over $5.2 billion. Brands operated by the two companies include Royal Caribbean International, Princess Cruises and Celebrity Cruises, aimed primarily towards North American customers, P&O Cruises and Swan Hellenic in the U.K., AIDA Cruises and the recently launched A'ROSA brand in Germany and P&O Cruises in Australia. The combined company will have a strong position in the Caribbean trade and in the larger destination trades, including Alaska, Europe, the Baltics, the Panama Canal and other exotic destinations world-wide and in short three- to five-day cruises. The combined company will benefit from a substantial tour operation infrastructure with five wilderness lodges in Alaska and three private destination ports of call in the Caribbean.

OVERVIEW OF THE CRUISE INDUSTRY

     Since 1970, cruising has been one of the fastest growing parts of the vacation market. In North America, which is the largest cruise sector in the world, the number of cruise passengers increased to an estimated 6.9 million in 2000. This sector has grown significantly in recent years as new capacity has been introduced. The combined company estimates that the average annual compound growth in the number of North American cruise passengers between 1996 and 2000 was around 10%.

     Outside North America, the principal sources of passengers for the industry are the United Kingdom, Germany, other continental European countries and Asia. In all of these areas, cruising represents a smaller proportion of the overall vacation market than it does in North America but, based on industry data, is generally experiencing higher growth rates. The combined company expects this trend to continue.

     A brief description of the principal cruise vacation sectors in which the combined company intends to operate, and the main characteristics of the cruise vacation industry, are provided under the heading "-- Industry background".

BRANDS

     The combined company will operate a range of complementary brands across a number of different markets, with leading positions in the Caribbean and the destination trades including Alaska, the Mediterranean, the Baltic and the Panama Canal.

     The combined company's principal brands will include:

     -  Royal Caribbean International

     -  Princess Cruises             - primarily marketed to North American
                                     customers
     -  Celebrity Cruises

     -  P&O Cruises
                                     - primarily marketed to U.K. customers
     -  Swan Hellenic

     -  AIDA
                                     - primarily marketed to German customers
     -  A'ROSA

     -  P&O Cruises (Australia)      - primarily marketed to Australian
                                     customers

     The combined company will also hold a 50% equity interest in Island Cruises, a joint venture with First Choice Holidays PLC.

     In addition, the new joint venture in southern Europe announced by P&O Princess and Royal Caribbean on November 20, 2001 will allow the combined company to provide a product tailored for customers primarily from Italy, France and Spain. See "-- Description of the Joint Venture Agreement" below for details of the Joint Venture Agreement.

FLEET

     The combined company will operate a combined fleet of 41 cruise ships with an aggregate capacity of approximately 75,000 berths. In accordance with cruise industry practice, capacity is based on two passengers occupying the berths in each cabin, even though some cabins can accommodate more than two passengers.

     The combined company has an additional 14 ships on order, with an aggregate capacity of 32,080 berths, scheduled for delivery during the next three years. In addition, the combined company has four vessels under option.

     As previously announced, four ships with an aggregate capacity of 3,360 berths will be withdrawn from the fleet of the combined company over the next year (including the Viking Serenade, which was sold to the Island Cruises joint venture and is scheduled to be transferred to Island Cruises in February 2002).

     As at December 31, 2001, the fleet of the combined company will have an average vessel age (weighted by berths) of 6.4 years and an average vessel size of approximately 1,820 berths. Based on the existing fleet and announced additions and withdrawals, the average vessel age (weighted by berths) of the combined company's fleet will still be 6.4 years at December 31, 2004 and its average vessel size will have increased to approximately 2,030 berths.

     The combined company's fleet will feature the highest proportion of cabins with balconies of any major cruise operator. At September 30, 2001, approximately 29% of the cabins in the combined fleet had balconies. Based on the existing fleet and announced additions and withdrawals, this percentage will rise to 37% by December 31, 2004.

     The table below summarizes the capacity of the brands of the combined company's fleet at December 31, 2001 and the projected fleet at December 31, 2004, taking into account existing cruise ships on order and announced transfers and withdrawals.

                                                                   BERTHS
                                   -----------------------------------------------------------------------
                                    CAPACITY AT    VESSELS     ANNOUNCED    ANNOUNCED   PROJECTED CAPACITY
BRANDS                             DEC. 31, 2001   ON ORDER   WITHDRAWALS   TRANSFERS    AT DEC. 31, 2004
------                             -------------   --------   -----------   ---------   ------------------
Royal Caribbean
International....................     33,046         8,328        (1,512)(1)                  39,862
Princess Cruises.................     18,260         6,540          (640)    (5,200)          18,960
Celebrity Cruises................     14,320         2,034                                    16,354
P&O Cruises (U.K.)...............      5,850         3,100          (700)     2,020           10,270
Swan Hellenic....................        360            --            --         --              360
AIDA.............................      1,190         2,540            --         --            3,730
A'ROSA(2)........................        510            --          (510)     3,180            3,180
Southern European brands.........         --         9,540            --         --            9,540
P&O Cruises (Australia)..........      1,200            --            --         --            1,200
                                      ------        ------     ---------     ------          -------
Total............................     74,736        32,082        (3,362)        --          103,456
                                      ======        ======     =========     ======          =======

---------------

(1)  Vessel sold to Island Cruises joint venture.

(2) The A'ROSA fleet is being launched in the second quarter of 2002. The capacity shown at December 31, 2001 is that of the Arkona vessel, which is operated by Seetours.

STRATEGY

     The combined company's strategy is to be a leading global cruise vacation operator with products and brands focused on sourcing passengers from the largest and fastest growing segments of the cruise vacation sector. Certain of the combined company's brands will also be marketed and operated to penetrate and expand particular areas of operation. In pursuit of this strategy the combined company intends to:

  BUILD ON AND EXPAND IN EXISTING AREAS OF OPERATION

     The combined company will have some of the best known cruise brands in North America, the United Kingdom, Germany and Australia and will be a leading provider of cruise vacations to all major destinations including the Caribbean, Alaska, Europe, the Baltics, the Panama Canal and other exotic locations worldwide. The combined company intends to broaden and develop the range and extent of its itineraries and tours in order to improve this position and provide greater choice and options for its customers.

     Since 1994, P&O Princess and Royal Caribbean have introduced a total of 25 new ships with an increasing range of attractive features, including greater dining and entertainment alternatives, and with a higher proportion of outside cabins and balconies. With 14 additional vessels on order, the combined company will continue to improve the quality of its products.

  INCREASE GLOBAL PENETRATION AND PRESENCE

     The larger fleet of the combined company will enable it to accelerate the geographical penetration of cruising into existing and new vacation markets.

     The combined company will be one of the leading cruise vacation companies in the U.K. and Germany, which are two of the largest vacation markets outside North America. In the U.K. and Germany, P&O Cruises and AIDA are two of the best known cruise brands. In addition, the combined company will have a 50% interest in Island Cruises, a joint venture with the U.K. tour operator, First Choice Holidays PLC, which is scheduled to commence operation in the second quarter of 2002 and is focused on the U.K. mass market.

     The combined company believes that there is a significant opportunity to build its presence in the relatively under-developed cruise vacation industry within Continental Europe and one of the strategic objectives of the combined company is to enter into southern Europe. To accelerate this objective, on November 20, 2001, Royal Caribbean and P&O Princess announced a joint venture, owned equally between the two companies, targeting customers in southern Europe. This joint venture is expected to commence passenger operations in 2003 and to deploy up to four new ships which are currently on order and scheduled for delivery in 2003 and 2004. Deployment of ships to southern Europe and elsewhere will continue to be subject to the strategic objectives listed below in order to maximize the potential of the ships in the combined fleet.

  MAXIMIZE POTENTIAL THROUGH STRATEGIC DEPLOYMENT OF ITS FLEET

     The enlarged fleet of the combined company will also enhance its ability to maximize the potential of ships within the fleet through strategic deployments, including moving ships between brands and deploying them in different locations. This provides the combined company with a wider range of options for moving capacity into brands and locations with the greatest demand potential, and allows it to ensure that its fleet profiles are consistent with its brand positioning.

     Over the last decade the successful deployment of vessels has helped to build P&O Cruises' fleets in the United Kingdom (in addition to the entry of new ships) and Australia. More recently, P&O Princess has announced the transfer of the Crown Princess to the A'ROSA brand in Germany in the second quarter of 2002, where she will be renamed A'ROSA BLU, and the transfer of the Ocean Princess to the United Kingdom in the fourth quarter of 2002, where she will be renamed Oceana. In addition, Royal Caribbean has announced that the Viking Serenade will be transferred to the U.K. to the newly created Island Cruises, a joint venture scheduled for operation in the second quarter of 2002. The Regal Princess is also expected to be transferred to Germany in 2004.

  CONTINUED COST REDUCTION

     Both Royal Caribbean and P&O Princess have cost reduction programs in place and have identified areas in which they believe that they can use the DLC merger to improve productivity and leverage benefits from their expanding infrastructures.

     The DLC merger is expected to deliver significant cost savings, estimated to be at least $100 million on an annualized basis, beginning 12 months after the completion of the DLC merger. These savings are expected to be incremental to those generated from the existing cost reduction programs that both companies have already put in place. The savings from the DLC merger are expected to come primarily from improved purchasing and logistics, rationalizing offices in various locations, reduced overhead costs, marketing and distribution efficiencies and combining Alaska tour operations. One-time cash costs of integration are expected to be less than half of the expected annualized savings.

     It is the combined company's objective that these cost reductions will not affect service, quality or operating standards of the businesses.

INDUSTRY BACKGROUND

     The combined company believes that cruising is a component of the overall vacation market and that cruise vacation operators compete for disposable income normally spent by consumers on vacations. The cruise vacation industry offers a broad range of products to suit customers of many ages, backgrounds and interests. The cruise vacation industry can be broadly divided into the contemporary and premium segments and a niche luxury segment. The combined company will operate in the premium and contemporary cruise segments. The contemporary segment is the largest segment and typically includes cruises that last seven days or less, have a more casual ambience and are less expensive than premium or luxury cruises. The premium segment is smaller than the contemporary segment and typically includes cruises that last from seven to 14 days. Premium cruises emphasize quality, comfort, style and more destination-focused itineraries and the average pricing on these cruises is higher than those in the contemporary sector. The luxury segment is the smallest segment and is characterized by very high standards of accommodation and service, generally with higher prices than the premium segment.

     The combined company will provide cruise vacations in some of the largest vacation markets in the world: North America, the United Kingdom and Continental Europe. A brief description of the principal cruise sectors in which the combined company intends to operate is provided below.

  NORTH AMERICA

     The largest cruise sector in the world is North America, where cruising has developed into a mainstream alternative to land-based resort and sightseeing vacations. According to Cruise Lines International Association, "CLIA", a U.S. trade body, approximately 6.9 million North American passengers took cruises for three consecutive nights or more in 2000.

     According to the combined company's estimates, North America was served by an estimated 104 cruise ships with approximately 107,757 berths at the end of 1996. By the end of 2001, it is estimated that service to North America will have increased to 115 ships with approximately 160,070 berths. These figures include some ships which are marketed in North America and elsewhere. The net increase in capacity over the last five years takes into account approximately 41 ships with approximately 28,790 berths that have either been retired or moved out of the North American cruise sector. Globally, there are 40 cruise ships with over 76,000 berths which are currently on order and scheduled for delivery between 2002 and 2005. A significant proportion of these are likely to be deployed in the North American cruise sector. Although the rate at which future retirements will occur cannot be predicted, ship retirements are expected to continue due to competitive pressures and the age of the vessels.

     The following table details the growth in the North American cruise sector of both passengers and weighted average berths over the past five years:

                                                  NORTH AMERICAN           WEIGHTED AVERAGE SUPPLY OF
YEAR                                           CRUISE PASSENGERS(1)    BERTHS MARKETED IN NORTH AMERICA(2)
----                                           --------------------    -----------------------------------
1996.........................................       4,659,000                        105,586
1997.........................................       5,051,000                        109,257
1998.........................................       5,428,000                        118,747
1999.........................................       5,894,000                        130,152
2000.........................................       6,886,000                        144,499

---------------

(1) Source: Cruise Lines International Association based on passengers carried for at least two consecutive nights.

(2) Source: Cruise Lines International Association and the combined company's estimates.

     The principal itineraries visited by North American cruise passengers in 2000 were the Caribbean and the Bahamas, followed by Europe, Alaska, the Panama Canal and Mexico and other exotic locations (principally South America, Africa, the South Pacific, the Orient and India).

  EUROPE AND AUSTRALIA

     United Kingdom

     The U.K. cruise sector is one of the largest cruise sectors in the world. According to the Passenger Shipping Association, a U.K. trade body, approximately 0.8 million U.K. passengers took cruises in 2000. The U.K. cruise sector was relatively under-developed until the mid 1990s, but has since been one of the fastest growing cruise sectors in the world. The number of cruise passengers carried in the United Kingdom increased by an average annual growth rate of approximately 16% between 1996 and 2000.

     The principal itinerary visited by U.K. cruise passengers in 2000 was the Mediterranean, followed by the Caribbean, the Atlantic Islands (including the Canary Islands and the Azores) and Scandinavia.

     Germany

     Germany is one of the largest cruise sectors in Continental Europe with approximately 0.4 million cruise passengers in 2000. The combined company believes that the German cruise sector is relatively underdeveloped. The German cruise sector exhibited average annual growth in the number of passengers carried of approximately 10% between 1996 and 2000. The principal itineraries visited by German cruise passengers in 2000 were the Mediterranean and the Caribbean, followed by Scandinavia and the Atlantic Islands.

     Southern Europe

     The main ocean cruise sectors in southern Europe are Italy, France and Spain. Together, these countries generated approximately 0.6 million cruise passengers in 2000. The combined company believes that these cruise sectors are also relatively underdeveloped. The Italian, French and Spanish cruise sectors exhibited average annual growth in the number of passengers carried of approximately 14% between 1996 and 2000.

     Australia

     The Australian cruise sector is relatively small but well established. The combined company estimates that approximately 0.1 million Australian cruise passengers were carried in 2000. The sector mainly comprises a Sydney round-trip cruise segment, and a smaller fly-cruise segment.

  CHARACTERISTICS OF THE CRUISE VACATION INDUSTRY

     Strong growth

     The world's principal cruise vacation sectors have experienced significant growth in recent years. For instance, between 1996 and 2000 the average annual growth in the number of cruise passengers from North America was approximately 10%, and from the United Kingdom was 16%.

     The number of new cruise ships currently on order from shipyards indicates that the growth in supply of capacity for the industry is set to continue for a number of years. Because of this continuing growth in supply, continued growth in demand across the industry, and particularly in North America, will be required in order to take up this increase in supply.

     Wide appeal of cruising

     Cruise vacations appeal to a broad demographic spectrum. Cruising appeals to virtually all demographic categories. Industry surveys estimate that the target market in North America (based upon households with income of $20,000 or more headed by a person who is at least 25 years old) is now 140.5 million people, and about half of these individuals have expressed an interest in a cruise as a vacation alternative.

     Relative penetration levels

     North America has the highest cruising penetration rates per capita. Current estimates are that only 12% of the U.S. population has ever taken a cruise. In the United Kingdom, where there has been significant expansion in the number of cruise passengers carried over the last five years, cruising penetration levels per capita are only approximately three-fifths of those of North America. Elsewhere in the world, for example, Continental Europe, Asia and South America cruising is at an early stage of development. In the principal vacation sectors in Continental Europe, cruising penetration levels per capita are approximately one-fifth of those in North America.

     Satisfaction rates

     Cruise passengers tend to rate their overall satisfaction with a cruise-based vacation higher than comparable land-based hotel and resort vacations. In North America, industry studies indicate that cruise passengers experience a high level of satisfaction with their cruise, with 94% of first time cruisers finding it to be as good as or better than other vacations. The combined company believes that these high satisfaction rates translate into a high rate of repeat customers.

DESCRIPTION OF THE JOINT VENTURE AGREEMENT

     The following is a summary of the material terms of the Joint Venture Agreement. The summary is qualified in its entirety by reference to the full text of the Joint Venture Agreement, a copy of which will be filed with the Securities and Exchange Commission as an exhibit to Royal Caribbean's Form 6-K on which this proxy statement will be filed. The Joint Venture Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in "Where You Can Find More Information" on page 126. The Joint Venture Agreement should be read in its entirety for a more complete description of the matters summarized below.

     Pursuant to the Joint Venture Agreement, dated November 19, 2001 (the "Joint Venture Agreement") among Royal Caribbean, P&O Princess and Joex Limited, an Isle of Man company (the "joint venture company"), both P&O Princess and Royal Caribbean (each, for the purposes of this summary, a "JV shareholder"), have already acquired one share each of the two outstanding subscriber shares in the joint venture company, subscribed for an additional 4,999 ordinary shares each (Class A and Class B, respectively) and agreed to certain terms and conditions described below with respect to the joint venture company.

  CONTRIBUTIONS TO THE JOINT VENTURE

     Each JV shareholder has committed to $500,000,000 in shareholder equity through partly-paid shares. A nominal amount was contributed by each JV shareholder on signing and each shareholder paid up a further $5,000,000 on such shares on December 4, 2001. The balance owing on these partly-paid shares will be due and payable when called by the joint venture company.

     Additionally, each JV shareholder has agreed to assign two identified ship-build contracts to the joint venture company, which will be held in trust for the joint venture company pending such assignments. In the event that an identified contract cannot be assigned, a JV shareholder may substitute a contract for a ship of a comparable class and value that is reasonably acceptable to the other JV shareholder. Payments under assigned contracts made by a JV shareholder prior to assignment will be credited against that JV shareholder's equity commitment.

     In the event that a substituted contract cannot be assigned, a JV shareholder may designate one of its existing vessels, of a comparable class and value and reasonably acceptable to the other JV shareholder, to be transferred to the joint venture company. Indebtedness attributable to that vessel may, in certain circumstances, be assumed by the joint venture company and the certified book value of that vessel (less any assumed indebtedness) will be credited against the contributing JV shareholder's equity commitment.

  FINANCING OF THE JOINT VENTURE

     The JV shareholders intend that the joint venture company be financed through third-party indebtedness and each JV shareholder has committed to provide necessary credit support in the form of guarantees on a pro rata basis, subject to legal or regulatory restrictions. To the extent that third-party financing cannot be obtained, and if approved in accordance with the terms of the joint venture agreement, the JV shareholders will provide financing on a pro rata basis on identical terms at a rate of LIBOR plus 1% per year. In the event that one JV shareholder elects not to provide its pro rata portion of such approved shareholder financing, the other JV shareholder may choose to provide debt financing to the joint venture company entirely on its own, in which case the non-funding JV shareholder shall provide a guarantee to the funding JV shareholder of half of the principal amount of the indebtedness incurred by the joint venture company and to pay the funding JV shareholder interest on a quarterly basis on that principal amount at a rate of 5% per year.

  MANAGEMENT/SHAREHOLDER APPROVAL

     The board of directors of the joint venture company consists of five members: two designated by Royal Caribbean, two designated by P&O Princess and one being an Isle of Man resident jointly nominated by the shareholders. No board action may be taken without the affirmative vote of at least one director of Royal Caribbean and one director of P&O Princess.

     Significant joint venture decisions require the approval of both Royal Caribbean and P&O Princess in their capacity as JV shareholders.

  LOSS OF RIGHTS UPON CERTAIN EVENT

     A JV shareholder will lose management and approval rights at the board and shareholder level with respect to significant joint venture decisions (including in relation to financing) upon the approval of a change of control transaction by that JV shareholder's board of directors. For the purposes of this summary a "change of control" with respect to a JV shareholder includes the acquisition of board control or a majority of voting stock by a third-party, as well as the consummation of a merger, consolidation or similar transaction or the sale of all or substantially all of the assets of that JV shareholder. In addition, upon the occurrence of an actual change of control of that JV shareholder, it will lose all management and approval rights over the joint venture company at the board and shareholder level and will lose certain termination rights.

  BUY-OUT/PUT RIGHT

     Upon an actual change of control of a JV shareholder, the other JV shareholder will have the right to acquire the interest of that JV shareholder in the joint venture company in exchange for non-voting preferred stock or a 15-year subordinated note (or a combination thereof) of the purchasing JV shareholder representing the fair market value of such interest. Notwithstanding the foregoing, the JV shareholder subject to a change of control has the right, subject to certain conditions, to put its interest in the joint venture company to the other JV shareholder at a discount to fair market value in exchange for preferred stock or a 20-year subordinated note (or a combination thereof) of the purchasing JV shareholder. The price for the put right, to be determined by an investment bank, will be equal to (x) 50% of the fair market value of the equity with respect to the joint venture company less (y) the sum of 10% of the aggregate fair market value of the equity with respect to the joint venture company plus the net debt of the joint venture company (assuming that vessels under the ship build contracts have been built, delivered to the joint venture company and fully paid for). The preferred stock described above carries a right to a 5% cumulative dividend (when, as and if declared by the board of the other shareholder) and the 15-year and 20-year subordinated notes bear interest at a rate of 5% per annum payable quarterly in arrears.

  TRANSFER RESTRICTIONS

     Except the transfers otherwise described in this summary, no JV shareholder may transfer its interest in the joint venture company without the consent of the other unless such a transfer is to a wholly-owned subsidiary of that JV shareholder and the transferee agrees to be bound by the terms of the Joint Venture Agreement.

  NON-COMPETE

     From the date of execution of the Joint Venture Agreement until the third anniversary of such date (or, if the Joint Venture Agreement is terminated before then, the date of such termination) and thereafter until the end of the term of the Joint Venture Agreement, neither Royal Caribbean, P&O Princess nor, subject to certain exceptions, any of their affiliates shall own or engage in any business which owns, operates, charters and/or markets cruise ships primarily designated for or marketed to passengers in France, Italy and/or Spain.

  TERMINATION

     The Joint Venture Agreement is terminable at any time upon the agreement of both JV shareholders or when one JV shareholder acquires all the shares of the joint venture company. It can also be terminated by either JV shareholder (by written notice given in the calendar month of the benchmark date) if the joint venture company fails to meet either of the following commercial benchmarks:

(i) P&O Princess shall have taken reservations with deposits for at least 15% of all the available inventory for all of the joint venture company's then scheduled sailings from August 2003 through December 2003 (as notified by the joint venture company to P&O Princess) by January 1, 2003; or

(ii) P&O Princess shall have taken reservations with deposits for at least 10% of all the available inventory for all of the joint venture company's then scheduled sailings from August 2003 through April 2004 (as notified by the joint venture company to P&O Princess) by April 1, 2003.

TAXATION

  TAXATION OF THE DLC MERGER

     U.S. Taxation

     Royal Caribbean, P&O Princess and/or many of their ship-owning and operating subsidiaries are non-U.S. corporations that derive income from sources within the United States. Under Section 883 of the U.S. Internal Revenue Code ("Section 883") certain foreign corporations are not subject to United States income or branch profits tax on United States source income derived from, or incidental to, the international operation of ships or a ship.

     A foreign corporation will qualify for the benefits of Section 883 if, in relevant part, (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption to corporations organized in the United States and (ii) either (a) more than 50% of the value of the corporation's stock is owned, directly or indirectly, by individuals who are residents of that country or of another foreign country that grants an equivalent exemption to corporations organized in the United States (the "stock ownership test") or (b) the foreign corporation meets the publicly-traded test described below.

     A company whose shares are considered to be "primarily and regularly traded on an established securities market" in the United States, the United Kingdom, Norway or another qualifying jurisdiction will meet the publicly-traded test (the "publicly-traded test"). In addition, to the extent a foreign corporation's shares are owned by a direct or indirect parent corporation which itself meets the publicly-traded test, then in analyzing the stock ownership test with respect to such subsidiary, stock owned directly or indirectly by such parent corporation will be deemed owned by individuals resident in the country of incorporation of such parent corporation.

     Although no final regulations have been promulgated to date, under the proposed Section 883 regulations stock will be considered "primarily traded" on an established securities market if the number of shares that are traded during a taxable year on that market exceeds the number of shares traded during that year on any other established securities market. Stock will be considered "regularly traded" on an established securities market under the proposed
Section 883 regulations if (i) stock representing 80% or more of the issuer's outstanding shares (by voting power or value) is listed on the market and is traded on the market, other than in de minimis quantities, on at least 60 days during the taxable year and (ii) the aggregate number of shares of the stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the year. Notwithstanding the foregoing, the proposed Section 883 regulations provide that stock will not satisfy the publicly-traded test in any taxable year in which 50% or more of the outstanding shares of the stock are owned actually or constructively at any time during the taxable year by persons who each own 5% or more of the value of the outstanding shares of stock (the "5% Override Rule").

     If the corporate groups of each company continue to be respected as entirely separate groups for United States federal income tax purposes after the DLC merger, then the Section 883 conclusions applicable to each company and its subsidiaries before the DLC merger will continue to apply. See "Description of Royal

Caribbean's Business -- Taxation of Royal Caribbean -- Application of Section 883 of the Code" and "Description of P&O Princess's Business -- Taxation -- U.S. Taxation" respectively, below.

     It is possible that the DLC merger may be characterized for United States federal income tax purposes as a partnership between Royal Caribbean and P&O Princess. While such a characterization could affect the determination under
Section 883 as to whether Royal Caribbean and P&O Princess derive income from the operation of ships, Royal Caribbean and P&O Princess believe that any income deemed derived by Royal Caribbean and P&O Princess from such partnership should continue to qualify for Section 883 benefits.

     Accordingly, Royal Caribbean and P&O Princess do not believe the DLC merger will adversely affect their ability to continue to claim exemption from United States federal income tax under Section 883 with respect to income derived from or incidental to the international operation of ships.

     U.K. Taxation

     Following the DLC merger, P&O Princess should continue to qualify for the tonnage tax regime as discussed in more detail under the heading "Description of P&O Princess's Business -- Taxation -- U.K. Tonnage Taxation".

     German and Australian Taxation

     P&O Princess's German and Australian branches' tax position should not be affected by the DLC merger. The majority of their profits should continue to be exempt from local tax by virtue of the United Kingdom/Germany and United Kingdom/Australia double tax treaties. See "Description of P&O Princess's Business -- Taxation -- German and Australian Taxation" for more information.

     Equalization Payments

     Royal Caribbean and P&O Princess do not anticipate that any material amounts of equalization payments are likely to be made between them in accordance with the Equalization and Governance Agreement for the foreseeable future. However, if it becomes necessary to make equalization payments, any such payments received in the United Kingdom are likely to be taxable. Further, the treatment from a United States federal income tax perspective of such equalization payments is not without doubt. On the basis that equalization payments will not be material, any tax cost should not be significant.

  TAXATION OF SHAREHOLDERS

     U.S. tax treatment of U.S. shareholders on the combination

     Although there is no existing U.S. federal income tax authority that directly addresses the tax consequences to shareholders of implementation of a dual-listed company structure, Royal Caribbean and P&O Princess believe that the DLC merger should not give rise to taxable income or gain for shareholders of either company for U.S. federal income tax purposes. U.S. shareholders will continue to be taxed in the same way as they were before the proposed DLC merger, including with respect to distributions made by Royal Caribbean and P&O Princess.

            PRO FORMA FINANCIAL INFORMATION ON THE COMBINED COMPANY

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED COMPANY IN ACCORDANCE WITH U.S. GAAP

     The following unaudited pro forma financial information represents a summary of information presented in this proxy statement and reflects the proposed DLC merger of Royal Caribbean and P&O Princess. It has been prepared under U.S. GAAP and has been presented to provide further information to U.S. shareholders in accordance with U.S. practice.

     It is intended that under U.S. GAAP the DLC merger will be accounted for using the purchase method of accounting. The unaudited pro forma financial information has been prepared based upon the accounting policies of Royal Caribbean under U.S. GAAP. In due course, the P&O Princess and Royal Caribbean directors will be undertaking a detailed review of the accounting policies to be applied by the combined company.

     The unaudited pro forma income statements for the nine months ended September 30, 2001 and for the year ended December 31, 2000 have been prepared as if the DLC merger had occurred on January 1, 2000. The unaudited pro forma balance sheet as of September 30, 2001 has been prepared as if the DLC merger had occurred on that date.

     The following unaudited pro forma financial information:

     - has been included for illustrative purposes only and, because of its nature, may not give a true picture of the results and the financial position of the combined company;

     - does not purport to represent what the combined results of operations actually would have been if the DLC merger had occurred on January 1, 2000 or what those results will be for any future periods. The pro forma adjustments are based upon currently available information;

     -  does not reflect the results of trading since September 30, 2001;

     - has not been adjusted to reflect any merger benefits referred to in other sections of this document; and

     - has been prepared in accordance with the accounting policies of Royal Caribbean under U.S. GAAP, which differ in certain material respects from P&O Princess's accounting policies under U.K. GAAP.

                      UNAUDITED PRO FORMA INCOME STATEMENT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
                    (U.S. $MILLIONS, EXCEPT PER SHARE DATA)

                                                           PRO FORMA ADJUSTMENTS
                                                  ----------------------------------------    PRO FORMA
                                                                 ACCOUNTING     BUSINESS      COMBINED
                                ROYAL CARIBBEAN   P&O PRINCESS     POLICY      COMBINATION     COMPANY
                                  (U.S. GAAP)     (U.S. GAAP)    ADJUSTMENTS   ADJUSTMENTS   (U.S. GAAP)
                                ---------------   ------------   -----------   -----------   -----------
REVENUES......................      2,489.3          1,965.7           4.1(a)         --       4,459.1
EXPENSES
  Operating...................     (1,489.5)        (1,252.3)         (2.2)(a)        --      (2,739.2)
                                                                       4.8(b)
  Marketing, selling and
     administrative...........       (343.8)          (250.4)         (0.2)(c)        --        (594.4)
  Depreciation and
     amortization.............       (219.4)          (110.3)         (0.1)(b)        --        (329.8)
                                   --------         --------      --------      --------      --------
                                   (2,052.7)        (1,613.0)          2.3            --      (3,663.4)
                                   --------         --------      --------      --------      --------
OPERATING INCOME..............        436.6            352.7           6.4            --         795.7
OTHER INCOME (EXPENSE)
  Net interest expense........       (166.0)           (42.5)           --          (6.5)(f)    (215.0)
  Other income (expense)......         22.8             (1.6)           --            --          21.2
                                   --------         --------      --------      --------      --------
  Income before tax...........        293.4            308.6           6.4          (6.5)        601.9
  Income tax expense..........           --            158.9            --            --         158.9
  Minority interest...........           --               --            --            --            --
                                   --------         --------      --------      --------      --------
NET INCOME....................        293.4            467.5           6.4          (6.5)        760.8
                                   ========         ========      ========      ========      ========
EARNINGS PER SHARE:
  Basic earnings per share
     (U.S.$)..................                                                                    1.94(i)
  Diluted earnings per share
     (U.S.$)..................                                                                    1.93(i)

                      UNAUDITED PRO FORMA INCOME STATEMENT
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                    (U.S. $MILLIONS, EXCEPT PER SHARE DATA)

                                                           PRO FORMA ADJUSTMENTS
                                                  ----------------------------------------    PRO FORMA
                                                                 ACCOUNTING     BUSINESS      COMBINED
                                ROYAL CARIBBEAN   P&O PRINCESS     POLICY      COMBINATION     COMPANY
                                  (U.S. GAAP)     (U.S. GAAP)    ADJUSTMENTS   ADJUSTMENTS   (U.S. GAAP)
                                ---------------   ------------   -----------   -----------   -----------
REVENUES......................      2,865.8          2,423.9          16.4(a)         --       5,306.1
EXPENSES
  Operating...................     (1,652.5)        (1,558.0)         (3.1)(a)        --      (3,214.8)
                                                                      (1.2)(b)
  Marketing, selling and
     administrative...........       (412.8)          (353.7)          0.1(c)         --        (766.4)
  Depreciation and
     amortization.............       (231.0)          (143.9)           --            --        (374.9)
                                   --------         --------      --------      --------      --------
                                   (2,296.3)        (2,055.6)         (4.2)           --      (4,356.1)
                                   --------         --------      --------      --------      --------
OPERATING INCOME..............        569.5            368.3          12.2            --         950.0
OTHER INCOME (EXPENSE)
  Net interest expense........       (146.3)           (49.3)           --          (8.6)(f)    (204.2)
  Other income (expense)......         22.2             (5.8)           --            --          16.4
                                   --------         --------      --------      --------      --------
  Income before tax...........        445.4            313.2          12.2          (8.6)        762.2
  Income tax expense..........           --            (56.9)           --            --         (56.9)
  Minority interest...........           --             (2.6)           --            --          (2.6)
                                   --------         --------      --------      --------      --------
NET INCOME....................        445.4            253.7          12.2          (8.6)        702.7
                                   ========         ========      ========      ========      ========
EARNINGS PER SHARE:
  Basic earnings per share
     (U.S.$)..................                                                                    1.81(i)
  Diluted earnings per share
     (U.S.$)..................                                                                    1.80(i)

                       UNAUDITED PRO FORMA BALANCE SHEET
                            AS OF SEPTEMBER 30, 2001
                                (U.S. $MILLIONS)

                                                             PRO FORMA ADJUSTMENTS
                                                    ----------------------------------------    PRO FORMA
                                                                   ACCOUNTING     BUSINESS      COMBINED
                                  ROYAL CARIBBEAN   P&O PRINCESS     POLICY      COMBINATION     COMPANY
                                    (U.S. GAAP)     (U.S. GAAP)    ADJUSTMENTS   ADJUSTMENTS   (U.S. GAAP)
                                  ---------------   ------------   -----------   -----------   -----------
ASSETS
Current assets
  Cash and cash equivalents.....        764.6           140.5             --            --         905.1
  Trade and other receivables,
     net........................         66.5           107.5            0.4(a)         --         174.4
  Inventories...................         34.2            70.9             --            --         105.1
  Prepaid expenses and other....         61.7           134.9          (14.4)(b)     (68.9)(g)     130.2
                                                                        16.9(c)
                                      -------         -------       --------      --------      --------
  Total current assets..........        927.0           453.8            2.9         (68.9)      1,314.8
Property and equipment, net.....      8,109.7         4,438.9             --        (150.0)(e)  12,398.6
Goodwill and intangible assets,
  net...........................        281.1            70.5            3.6(b)      585.2(d)      940.4
Other assets....................        583.6            11.0             --            --         594.6
                                      -------         -------       --------      --------      --------
                                      9,901.4         4,974.2            6.5         366.3      15,248.4
                                      =======         =======       ========      ========      ========
LIABILITIES AND SHAREHOLDERS'
  EQUITY
Current liabilities
  Current portion of long-term
     debt.......................        234.3            47.6             --            --         281.9
  Accounts payable..............        157.6           217.3             --            --         374.9
  Accrued expenses and other
     liabilities................        272.1           126.3            0.2(a)       30.0(d)      462.0
                                                                        33.4(b)         --
  Customer deposits.............        448.8           323.6            1.9(a)         --         774.3
                                      -------         -------       --------      --------      --------
  Total current liabilities.....      1,112.8           714.8           35.5          30.0       1,893.1
Long-term debt..................      4,906.8         1,488.5             --        (130.5)(f)   6,264.8
Other long-term liabilities.....         48.6           182.2             --            --         230.8
SHAREHOLDERS' EQUITY
  Total shareholders' equity....      3,833.2         2,588.7           (1.7)(a)     466.8(h)    6,859.7
                                                                       (44.2)(b)
                                                                        16.9(c)
                                      -------         -------       --------      --------      --------
                                      9,901.4         4,974.2            6.5         366.3      15,248.4
                                      =======         =======       ========      ========      ========

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION
              OF THE COMBINED COMPANY IN ACCORDANCE WITH U.S. GAAP

1.  CONVERSION OF P&O PRINCESS'S FINANCIAL INFORMATION TO U.S. GAAP

     This note provides details of adjustments required to convert P&O Princess's previously reported financial information for the year ended December 31, 2000 and the nine month period ended September 30, 2001 in accordance with P&O Princess's accounting policies under U.K. GAAP to information in accordance with U.S. GAAP.

(I)  PROFIT AND LOSS ACCOUNTS

     For the nine months ended September 30, 2001

                                                   P&O PRINCESS      U.S. GAAP    P&O PRINCESS
                                                      U.K. GAAP    ADJUSTMENTS       U.S. GAAP
                                                         U.S.$M         U.S.$M          U.S.$M
REVENUES                                                1,965.7              -         1,965.7
EXPENSES
  Operating                                            (1,252.3)             -        (1,252.3)
  Marketing, selling and administrative                  (271.8)          21.4          (250.4)
  Depreciation and amortization                          (111.5)           1.2          (110.3)
                                                   ------------    -----------    ------------
                                                       (1,635.6)          22.6        (1,613.0)
OPERATING INCOME                                          330.1           22.6           352.7
OTHER INCOME (EXPENSE)
  Net interest expense                                    (44.3)           1.8           (42.5)
  Other income (expense)                                   (1.6)             -            (1.6)
  Income tax expense                                      (14.2)         173.1           158.9
                                                   ------------    -----------    ------------
NET INCOME                                                270.0          197.5           467.5
                                                   ============    ===========    ============

     For the year ended December 31, 2000

                                                   P&O PRINCESS      U.S. GAAP    P&O PRINCESS
                                                      U.K. GAAP    ADJUSTMENTS       U.S. GAAP
                                                         U.S.$M         U.S.$M          U.S.$M
REVENUES                                                2,423.9              -         2,423.9
EXPENSES
  Operating                                            (1,558.0)             -        (1,558.0)
  Marketing, selling and administrative                  (348.2)          (5.5)         (353.7)
  Depreciation and amortization                          (144.6)           0.7          (143.9)
                                                   ------------    -----------    ------------
                                                       (2,050.8)          (4.8)       (2,055.6)
OPERATING INCOME                                          373.1           (4.8)          368.3
OTHER INCOME (EXPENSE)
  Net interest expense                                    (49.1)          (0.2)          (49.3)
  Other income (expense)                                   (6.0)           0.2            (5.8)
  Income tax expense                                      (41.3)         (15.6)          (56.9)
  Minority interest                                        (2.6)             -            (2.6)
                                                   ------------    -----------    ------------
NET INCOME                                                274.1          (20.4)          253.7
                                                   ============    ===========    ============

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION
      OF THE COMBINED COMPANY IN ACCORDANCE WITH U.S. GAAP -- (CONTINUED)

(II)  NET ASSETS

     As of September 30, 2001

                                                   P&O PRINCESS      U.S. GAAP    P&O PRINCESS
                                                      U.K. GAAP    ADJUSTMENTS       U.S. GAAP
                                                         U.S.$M         U.S.$M          U.S.$M
ASSETS
Current assets
  Cash and cash equivalents                               140.5              -           140.5
  Trade and other receivables, net                        107.5              -           107.5
  Inventories                                              70.9              -            70.9
  Prepaid expenses and other                              134.6            0.3           134.9
                                                   ------------    -----------    ------------
  Total current assets                                    453.5            0.3           453.8
Property and equipment, net                             4,272.1          166.8         4,438.9
Goodwill and intangible assets, net                       116.1          (45.6)           70.5
Other assets                                               11.0              -            11.0
                                                   ------------    -----------    ------------
                                                        4,852.7          121.5         4,974.2
                                                   ============    ===========    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt                        45.3            2.3            47.6
  Accounts payable                                        217.3              -           217.3
  Accrued expenses and other liabilities                  143.9          (17.6)          126.3
  Customer deposits                                       323.6              -           323.6
                                                   ------------    -----------    ------------
  Total current liabilities                               730.1          (15.3)          714.8
Long-term debt                                          1,475.1           13.4         1,488.5
Other long-term liabilities                                14.4          167.8           182.2
SHAREHOLDERS' EQUITY                                    2,633.1          (44.4)        2,588.7
                                                   ------------    -----------    ------------
                                                        4,852.7          121.5         4,974.2
                                                   ============    ===========    ============

2.  ACCOUNTING POLICY ADJUSTMENTS

     The pro forma financial information has been prepared in accordance with the accounting policies of Royal Caribbean under U.S. GAAP, which differ in certain respects from the U.S. GAAP accounting policies of P&O Princess as set out below.

(A)  CRUISE REVENUES AND EXPENSES

     P&O Princess's accounting policy is to record deposits received on sales of cruises as deferred income initially and recognize them, together with revenues from shipboard activities and all associated direct costs of a voyage, on a pro rata basis at the time of the voyage. Royal Caribbean's accounting policy is to recognize these items upon completion of voyages with durations of 10 days or less and on a pro rata basis for voyages in excess of 10 days.

(B)  DRYDOCKING

     P&O Princess's accounting policy is to capitalize drydocking costs and expense them on a straight-line basis to the date of the next scheduled drydock. Royal Caribbean's accounting policy is to accrue drydocking costs evenly over the period to the next scheduled drydock. A resulting adjustment has also been made to goodwill arising on business acquisitions.

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION
      OF THE COMBINED COMPANY IN ACCORDANCE WITH U.S. GAAP -- (CONTINUED)

(C)  MARKETING AND PROMOTION COSTS

     For U.S. GAAP, P&O Princess expenses all marketing and promotion costs as incurred. Royal Caribbean expenses all such costs as incurred except brochures which are treated as prepaid expenses and charged to expense as consumed.

3.  BUSINESS COMBINATION ADJUSTMENTS

     It is intended that under U.S. GAAP the DLC merger will be accounted for using the purchase method of accounting. Royal Caribbean has been treated as the acquirer and P&O Princess as the acquiree.

(D) Purchase consideration and related goodwill and intangible assets are as follows:

                                                                U.S. $M
Purchase consideration                                          3,026.2(i)
Costs of acquisition                                               30.0(ii)
                                                              ---------
Total purchase consideration                                    3,056.2
Less fair value of net assets acquired                         (2,471.0)(iii)
                                                              ---------
Excess of purchase consideration over net assets acquired         585.2(iv)
                                                              =========

---------------

(i) The purchase consideration is based upon the market capitalization of the acquiree, P&O Princess, and is a five day average for the period immediately before and after the announcement of the proposed DLC merger.

(ii) Represents Royal Caribbean's estimated costs of carrying out the proposed DLC merger.

(iii) Based upon provisional estimates of the fair value of the identifiable assets acquired and liabilities assumed given current information. On completion of the DLC merger, adjustments will be made to these provisional estimates to reflect fair values at that time. Fair value adjustments primarily relate to ships, debt and tax as set out below.

(iv) The excess of purchase consideration over net assets acquired is primarily estimated to include the value attributed to P&O Princess's trademarks and goodwill. Management believes that these trademarks have indefinite lives and, accordingly based on SFAS 142, no adjustment for pro forma amortization has been included. While upon final valuation, it is possible that certain amortizable intangibles will be identified, the effect of this amortization is not expected to be significant.

(E) The book value and fair value of ships in use are estimated to be materially similar. An adjustment has been made to the value of contracts for ships under construction to reflect their estimated replacement cost.

(F) An adjustment has been made to the book value of fixed interest rate long-term debt to reflect current interest rates. The fair value of this debt is based upon quoted market prices or the discounted present value of future amounts payable on the debt. The fair value adjustment is amortized over the remaining term of the debt as applicable, which results in a pro forma increase in interest expense for the respective period.

(G) An adjustment has been made to the book value of deferred and other tax charges to reflect recoverable value to the acquirer.

(H) The shareholders' equity adjustment represents the net equity increase due to the application of purchase accounting to the combined entity.

(I)  EARNINGS PER SHARE

     The pro forma weighted average number of shares has been calculated as if the DLC merger had occurred on January 1, 2000 and after adjusting for a proposed share consolidation of 3.46386 existing P&O Princess shares for one new P&O Princess share.

             NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION
      OF THE COMBINED COMPANY IN ACCORDANCE WITH U.S. GAAP -- (CONTINUED)

     Based upon the weighted average number of shares outstanding of 692.6 million (692.6 million diluted), or 200.0 million (200.0 million diluted) after the proposed share consolidation, for P&O Princess and 192.2 million (193.4 million diluted) for Royal Caribbean for the nine months ended September 30, 2001, the pro forma weighted average number of shares for the combined company is calculated as 392.2 million (393.4 million diluted).

     Based upon the weighted average number of shares outstanding of 684.2 million (684.2 million diluted), or 197.5 million (197.5 million diluted) after the proposed share consolidation, for P&O Princess and 189.4 million (192.9 million diluted) for Royal Caribbean for the year ended December 31, 2000, the pro forma weighted average number of shares for the combined company is calculated as 386.9 million (390.5 million diluted).

     The pro forma earnings per share amounts have been calculated using the pro forma weighted average number of shares, calculated as described above, and the pro forma earnings for the combined company. Pro forma earnings represent the profit for the financial period less Royal Caribbean's preferred dividends of $1.9 million and $nil in the year ended December 31, 2000 and nine months ended September 30, 2001, respectively.

UNAUDITED PRO FORMA FINANCIAL INFORMATION ON THE COMBINED COMPANY IN ACCORDANCE
                                 WITH U.K. GAAP

     The following unaudited pro forma financial information reflects the proposed DLC merger of Royal Caribbean and P&O Princess.

     The unaudited pro forma financial information has been prepared based upon the accounting policies of P&O Princess under U.K. GAAP. In due course, the Royal Caribbean and P&O Princess directors will be undertaking a detailed review of the accounting policies to be applied by the combined company.

     It is expected that under U.K. GAAP the DLC merger will be accounted for using merger accounting principles.

     The unaudited pro forma profit and loss account for the nine months ended September 30, 2001 and for the year ended December 31, 2000 had been prepared as if the DLC merger had occurred on the first day of each period. The unaudited pro forma net asset statement as of September 30, 2001 has been prepared as if the DLC merger had occurred on that date.

     The following unaudited pro forma financial information:

     - has been included for illustrative purposes only and, because of its nature, may not give a true picture of the results and the financial position of the combined company;

     - does not purport to represent what the combined results of operations actually would have been if the DLC merger had occurred on January 1, 2000 or January 1, 2001 or what those results will be for any future periods. The pro forma adjustment is based upon currently available information;

     -  does not reflect the results of trading since September 30, 2001;

     - has not been adjusted to reflect any merger benefits referred to in other sections of this document; and

     - has been prepared in accordance with the accounting policies of P&O Princess under U.K. GAAP, which differ in certain material respects from Royal Caribbean's accounting policies under U.S. GAAP (see note 6).

                  UNAUDITED PRO FORMA PROFIT AND LOSS ACCOUNT
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
                    (U.S. $MILLIONS, EXCEPT PER SHARE DATA)

                                                                                        PRO FORMA
                                                 P&O          ROYAL        MERGER       COMBINED
                                              PRINCESS      CARIBBEAN       COSTS        COMPANY
                                             (U.K. GAAP)   (U.K. GAAP)   (U.K. GAAP)   (U.K. GAAP)
                                             -----------   -----------   -----------   -----------
TURNOVER...................................    1,965.7       2,489.7                     4,455.4
Direct operating costs.....................   (1,252.3)     (1,483.8)                   (2,736.1)
Selling and administrative expenses........     (271.8)       (337.9)                     (609.7)
Depreciation and amortization..............     (111.5)       (219.4)                     (330.9)
                                              --------      --------        -----       --------
Operating costs............................   (1,635.6)     (2,041.1)                   (3,676.7)
                                              --------      --------        -----       --------
OPERATING PROFIT...........................      330.1         448.6                       778.7
Share of operating results of joint
  ventures.................................        0.3           0.4                         0.7
                                              --------      --------        -----       --------
TOTAL OPERATING PROFIT.....................      330.4         449.0                       779.4
Loss on disposal of ships..................       (1.9)           --                        (1.9)
Merger costs...............................         --            --        (65.0)         (65.0)
                                              --------      --------        -----       --------
PROFIT ON ORDINARY ACTIVITIES BEFORE
  INTEREST.................................      328.5         449.0        (65.0)         712.5
Net interest and similar items.............      (44.3)       (154.1)                     (198.4)
                                              --------      --------        -----       --------
PROFIT ON ORDINARY ACTIVITIES BEFORE
  TAXATION.................................      284.2         294.9        (65.0)         514.1
Taxation...................................      (14.2)           --                       (14.2)
                                              --------      --------        -----       --------
PROFIT ON ORDINARY ACTIVITIES AFTER
  TAXATION.................................      270.0         294.9        (65.0)         499.9
Equity minority interests..................         --            --                          --
                                              --------      --------        -----       --------
PROFIT FOR THE FINANCIAL YEAR ATTRIBUTABLE
  TO SHAREHOLDERS..........................      270.0         294.9        (65.0)         499.9
Ordinary dividends.........................      (63.2)        (75.0)                     (138.2)
                                              --------      --------        -----       --------
RETAINED PROFIT FOR THE FINANCIAL YEAR.....      206.8         219.9        (65.0)         361.7
                                              --------      --------        -----       --------
EARNINGS PER SHARE
Basic earnings per share (U.S.$)...........                                                 1.27
Diluted earnings per share (U.S.$).........                                                 1.27
Basic earnings per share (before merger
  costs) (U.S.$)...........................                                                 1.44
Diluted earnings per share (before merger
  costs) (U.S.$)...........................                                                 1.44

All profits and losses arise from continuing activities.

                  UNAUDITED PRO FORMA PROFIT AND LOSS ACCOUNT
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                    (U.S. $MILLIONS, EXCEPT PER SHARE DATA)

                                                                                        PRO FORMA
                                              P&O           ROYAL         MERGER        COMBINED
                                           PRINCESS       CARIBBEAN        COSTS         COMPANY
                                          (U.K. GAAP)    (U.K. GAAP)    (U.K. GAAP)    (U.K. GAAP)
                                          -----------    -----------    -----------    -----------
TURNOVER................................    2,423.9        2,842.2                       5,266.1
Direct operating costs..................   (1,558.0)      (1,643.5)                     (3,201.5)
Selling and administrative expenses.....     (348.2)        (397.9)                       (746.1)
Depreciation and amortization...........     (144.6)        (231.0)                       (375.6)
                                           --------       --------         -----        --------
Operating costs.........................   (2,050.8)      (2,272.4)                     (4,323.2)
                                           --------       --------         -----        --------
OPERATING PROFIT........................      373.1          569.8                         942.9
Share of operating results of joint
  ventures..............................        0.5            0.2                           0.7
                                           --------       --------         -----        --------
TOTAL OPERATING PROFIT..................      373.6          570.0                         943.6
Loss on disposal of ships...............       (6.7)            --                          (6.7)
Profit on sale of business..............        0.2             --                           0.2
Merger costs............................         --             --         (65.0)          (65.0)
                                           --------       --------         -----        --------
PROFIT ON ORDINARY ACTIVITIES BEFORE
  INTEREST..............................      367.1          570.0         (65.0)          872.1
Net interest and similar items..........      (49.1)        (137.0)                       (186.1)
                                           --------       --------         -----        --------
PROFIT ON ORDINARY ACTIVITIES BEFORE
  TAXATION..............................      318.0          433.0         (65.0)          686.0
Taxation................................      (41.3)            --                         (41.3)
                                           --------       --------         -----        --------
PROFIT ON ORDINARY ACTIVITIES AFTER
  TAXATION..............................      276.7          433.0         (65.0)          644.7
Equity minority interests...............       (2.6)            --                          (2.6)
                                           --------       --------         -----        --------
PROFIT FOR THE FINANCIAL YEAR
  ATTRIBUTABLE TO SHAREHOLDERS..........      274.1          433.0         (65.0)          642.1
Preference dividends....................         --           (1.9)                         (1.9)
Ordinary dividends......................      (83.1)         (96.1)                       (179.2)
                                           --------       --------         -----        --------
RETAINED PROFIT FOR THE FINANCIAL
  YEAR..................................      191.0          335.0         (65.0)          461.0
                                           --------       --------         -----        --------
EARNINGS PER SHARE
Basic earnings per share (U.S.$)........                                                    1.65
Diluted earnings per share (U.S.$)......                                                    1.64
Basic earnings per share (before merger
  costs) (U.S.$)........................                                                    1.82
Diluted earnings per share (before
  merger costs) (U.S.$).................                                                    1.81

All profits and losses arise from continuing activities.

                    UNAUDITED PRO FORMA NET ASSET STATEMENT
                            AS OF SEPTEMBER 30, 2001
                                (U.S. $MILLIONS)

                                                                                        PRO FORMA
                                                 P&O          ROYAL        MERGER       COMBINED
                                              PRINCESS      CARIBBEAN       COSTS        COMPANY
                                             (U.K. GAAP)   (U.K. GAAP)   (U.K. GAAP)   (U.K. GAAP)
                                             -----------   -----------   -----------   -----------
FIXED ASSETS
Intangible assets..........................      116.1         281.2                       397.3
Tangible assets
  Ships....................................    4,023.3       6,925.1                    10,948.4
  Properties and other fixed assets........      248.8       1,184.6                     1,433.4
                                              --------      --------        -----       --------
                                               4,272.1       8,109.7                    12,381.8
Investments................................       11.0         364.1                       375.1
                                              --------      --------        -----       --------
                                               4,399.2       8,755.0                    13,154.2
CURRENT ASSETS
Stocks.....................................       70.9          32.9                       103.8
Debtors....................................      242.1         322.3                       564.4
Cash at bank and in hand...................      140.5         764.6                       905.1
                                              --------      --------        -----       --------
                                                 453.5       1,119.8                     1,573.3
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE
  YEAR.....................................     (744.5)     (1,102.4)       (65.0)      (1,911.9)
                                              --------      --------        -----       --------
NET CURRENT LIABILITIES....................     (291.0)         17.4        (65.0)        (338.6)
                                              --------      --------        -----       --------
TOTAL ASSETS LESS CURRENT LIABILITIES......    4,108.2       8,772.4        (65.0)      12,815.6
CREDITORS AMOUNTS FALLING DUE AFTER ONE
  YEAR.....................................   (1,475.1)     (4,797.0)                   (6,272.1)
                                              --------      --------        -----       --------
NET ASSETS.................................    2,633.1       3,975.4        (65.0)       6,543.5
                                              --------      --------        -----       --------

 NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED COMPANY
                          IN ACCORDANCE WITH U.K. GAAP

1.   BASIS OF PREPARATION

     The unaudited pro forma financial information has been prepared on the basis that the DLC merger will be accounted for using merger accounting principles under U.K. GAAP and based upon the accounting policies of P&O Princess.

     The historical financial information in relation to P&O Princess as of and for the nine months ended September 30, 2001 and for the year ended December 31, 2000 has been extracted without material adjustment from the financial information on P&O Princess set out on pages F-27 to F-68.

     The historical financial information in relation to Royal Caribbean as of and for the nine months ended September 30, 2001 and for the year ended December 31, 2000 has been derived from the financial information on Royal Caribbean set out on pages F-2 to F-22 after making certain adjustments. The adjustments, which are set out in note 5, relate to the conversion of such information upon Royal Caribbean's accounting policies under U.S. GAAP to P&O Princess's accounting policies under U.K. GAAP.

2.   MERGER COSTS ADJUSTMENT

     The estimated costs of $65 million to be incurred in carrying out the DLC merger will be charged to the profit and loss account.

3.   EARNINGS PER SHARE

     The pro forma weighted average number of shares has been calculated as if the DLC merger had occurred on the first day of each pro forma period and after adjusting for a proposed share consolidation of 3.46386 existing P&O Princess's shares for one new P&O Princess share.

     Based upon the weighted average number of shares outstanding of 692.6 million (692.6 million diluted), or 200.0 million (200.0 million diluted) after the proposed share consolidation, for P&O Princess and 192.2 million (193.4 million diluted) for Royal Caribbean for the nine months ended September 30, 2001, the pro forma weighted average number of shares for the combined company is calculated as 392.2 million (393.4 million diluted).

     Based upon the weighted average number of shares outstanding of 684.2 million (684.2 million diluted), or 197.5 million (197.5 million diluted) after the proposed share consolidation, for P&O Princess and 189.4 million (192.9 million diluted) for Royal Caribbean for the year ended December 31, 2000, the pro forma weighted average number of shares for the combined company is calculated as 386.9 million (390.5 million diluted).

     The pro forma earnings per share amounts have been calculated using the pro forma weighted average number of shares, calculated as described above, and the pro forma earnings for the combined company. Pro forma earnings represent the profit for the financial period less Royal Caribbean's preferred dividends of $1.9 million and $ nil in the year ended December 31, 2000 and nine months ended September 30, 2001, respectively.

 NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED COMPANY
                  IN ACCORDANCE WITH U.K. GAAP -- (CONTINUED)

4.   NET BORROWINGS

                                                       P&O                 ROYAL              COMBINED
                                                    PRINCESS             CARIBBEAN             COMPANY
                                                   (U.K. GAAP)          (U.K. GAAP)          (U.K. GAAP)
                                                -----------------    -----------------    -----------------
                                                (U.S. $ MILLIONS)    (U.S. $ MILLIONS)    (U.S. $ MILLIONS)
ANALYSIS OF NET DEBT AT SEPTEMBER 30, 2001
Cash at bank and in hand......................         140.5                764.6                905.1
Borrowings falling due within one year (1)....         (45.3)              (234.3)              (279.6)
Borrowings falling due after more than one
  year (1)....................................      (1,475.1)            (4,797.0)            (6,272.1)
                                                    --------             --------             --------
                                                    (1,379.9)            (4,266.7)            (5,646.6)
                                                    ========             ========             ========

---------------

(1) Excluding the fair value of derivative instruments which are recorded on the balance sheet under U.S. GAAP.

 NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED COMPANY
                  IN ACCORDANCE WITH U.K. GAAP -- (CONTINUED)

5.   CONVERSION OF ROYAL CARIBBEAN'S FINANCIAL INFORMATION TO U.K. GAAP

     This note provides details of adjustments required to convert Royal Caribbean's previously reported financial information for the year ended December 31, 2000 and the nine month period ended September 30, 2001 in accordance with Royal Caribbean's accounting policies under U.S. GAAP to information in accordance with U.K. GAAP and P&O Princess's accounting policies. A description of the adjustments is set out in pages F-23 to F-26.

(A)  PROFIT AND LOSS ACCOUNT

                            YEAR ENDED DECEMBER 31, 2000         NINE MONTHS ENDED SEPTEMBER 30, 2001
                       --------------------------------------   --------------------------------------
                                                       ON P&O                                   ON P&O
                                                   PRINCESS'S                               PRINCESS'S
                                                   ACCOUNTING                               ACCOUNTING
                       AS REPORTED                   POLICIES   AS REPORTED                   POLICIES
                         U.S. GAAP   ADJUSTMENTS    U.K. GAAP     U.S. GAAP   ADJUSTMENTS    U.K. GAAP
                           U.S. $M       U.S. $M      U.S. $M       U.S. $M       U.S. $M      U.S. $M
TURNOVER                   2,882.4         (40.2)     2,842.2       2,498.7          (9.0)     2,489.7
Direct operating
  costs                   (1,656.4)         12.9     (1,643.5)     (1,488.5)          4.7     (1,483.8)
Selling and
  administrative
  expenses                  (412.8)         14.9       (397.9)       (343.7)          5.8       (337.9)
Depreciation and
  amortization              (231.0)            -       (231.0)       (219.4)            -       (219.4)
                       -----------   -----------   ----------   -----------   -----------   ----------
Operating costs           (2,300.2)         27.8     (2,272.4)     (2,051.6)         10.5     (2,041.1)
                       -----------   -----------   ----------   -----------   -----------   ----------
OPERATING PROFIT             582.2         (12.4)       569.8         447.1           1.5        448.6
Share of operating
  results of joint
  ventures                     0.2             -          0.2           0.4             -          0.4
                       -----------   -----------   ----------   -----------   -----------   ----------
TOTAL OPERATING
  PROFIT                     582.4         (12.4)       570.0         447.5           1.5        449.0
                       -----------   -----------   ----------   -----------   -----------   ----------
PROFIT ON ORDINARY
  ACTIVITIES BEFORE
  INTEREST                   582.4         (12.4)       570.0         447.5           1.5        449.0
Net interest and
  similar items             (137.0)            -       (137.0)       (154.1)            -       (154.1)
                       -----------   -----------   ----------   -----------   -----------   ----------
PROFIT ON ORDINARY
  ACTIVITIES BEFORE
  TAXATION                   445.4         (12.4)       433.0         293.4           1.5        294.9
Taxation                         -             -            -             -             -            -
                       -----------   -----------   ----------   -----------   -----------   ----------
PROFIT ON ORDINARY
  ACTIVITIES AFTER
  TAXATION                   445.4         (12.4)       433.0         293.4           1.5        294.9
                       -----------   -----------   ----------   -----------   -----------   ----------
PROFIT FOR THE
  FINANCIAL PERIOD
  ATTRIBUTABLE TO
  SHAREHOLDERS               445.4         (12.4)       433.0         293.4           1.5        294.9
Preference dividends          (1.9)            -         (1.9)            -             -            -
Ordinary dividends           (91.3)         (4.8)       (96.1)        (75.0)            -        (75.0)
                       -----------   -----------   ----------   -----------   -----------   ----------
RETAINED PROFIT FOR
  THE FINANCIAL
  PERIOD                     352.2         (17.2)       335.0         218.4           1.5        219.9
                       -----------   -----------   ----------   -----------   -----------   ----------

 NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED COMPANY
                  IN ACCORDANCE WITH U.K. GAAP -- (CONTINUED)

     Reclassifications have been made to the income statements included in pages F-3 and F-17 in order to present such information in the U.K. GAAP profit and loss account format above. The most significant of these reclassifications is that under U.S. GAAP other income is shown below operating profit, whereas under U.K. GAAP it is shown as part of operating profit in the appropriate income or cost line.

(B)  NET ASSETS

                                                              AS OF SEPTEMBER 30, 2001
                                                      ----------------------------------------
                                                                                        ON P&O
                                                                                    PRINCESS'S
                                                                                    ACCOUNTING
                                                      AS REPORTED                     POLICIES
                                                        U.S. GAAP    ADJUSTMENTS     U.K. GAAP
                                                          U.S. $M        U.S. $M       U.S. $M
FIXED ASSETS
Intangible assets                                           281.2              -        281.2
Tangible assets
  Ships                                                   6,925.1              -      6,925.1
  Properties and other fixed assets                       1,184.6              -      1,184.6
                                                      -----------    -----------    ---------
                                                          8,109.7              -      8,109.7
Investments                                                 357.6            6.5        364.1
                                                      -----------    -----------    ---------
                                                          8,748.5            6.5      8,755.0
CURRENT ASSETS
Stocks                                                       34.2           (1.3)        32.9
Debtors                                                     322.4           (0.1)       322.3
Cash at bank and in hand                                    764.6              -        764.6
                                                      -----------    -----------    ---------
                                                          1,121.2           (1.4)     1,119.8
                                                      -----------    -----------    ---------
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR           (1,112.8)          10.4     (1,102.4)
                                                      -----------    -----------    ---------
NET CURRENT ASSETS                                            8.4            9.0         17.4
                                                      -----------    -----------    ---------
TOTAL ASSETS LESS CURRENT LIABILITIES                     8,756.9           15.5      8,772.4
CREDITORS: AMOUNTS FALLING DUE AFTER ONE YEAR            (4,923.7)         126.7     (4,797.0)
                                                      -----------    -----------    ---------
NET ASSETS                                                3,833.2          142.2      3,975.4
                                                      ===========    ===========    =========

     Reclassifications have been made to the balance sheet included in page F-18 in order to present such information in the U.K. GAAP format above. The most significant of these reclassifications are:

     - Debtors includes amounts classified as trade and other receivables and prepaid expenses for U.S. GAAP purposes.

     - Creditors: amounts falling due within one year includes amounts classified as current portion of long term debt, accounts payable, accrued liabilities and customer deposits for U.S. GAAP purposes.

     - Creditors: amounts falling due after one year includes amounts classified as long term debt for U.S. GAAP purposes.

 NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED COMPANY
                  IN ACCORDANCE WITH U.K. GAAP -- (CONTINUED)

6.   SUMMARY OF DIFFERENCES BETWEEN U.K. GAAP AND U.S. GAAP

     The pro forma financial information has been prepared in accordance with P&O Princess's accounting policies under U.K. GAAP which differ in certain respects from U.S. GAAP and Royal Caribbean's accounting policies. The following is a summary of the material adjustments to profit attributable to shareholders and net assets which would have been required to adjust for significant differences between U.K. GAAP and U.S. GAAP relevant to the combined company and other differences in accounting policies.

                                                                          BUSINESS
                                                   P&O        ROYAL    COMBINATION    COMBINED
                                              PRINCESS    CARIBBEAN    ADJUSTMENTS     COMPANY
                                               U.S. $M      U.S. $M        U.S. $M     U.S. $M
RECONCILIATION OF PRO FORMA PROFIT
  ATTRIBUTABLE TO SHAREHOLDERS FOR THE NINE
  MONTHS ENDED SEPTEMBER 30, 2001
Attributable profit as reported under U.K.
  GAAP and P&O Princess's accounting
  policies                                       270.0        294.9          (65.0)      499.9
U.S. GAAP adjustments:
  Depreciation                                     0.3            -                        0.3
  Goodwill                                         0.9            -                        0.9
  Marketing and promotion costs                   18.0         (1.5)                      16.5
  Relocation costs                                 2.0            -                        2.0
  Pensions                                         1.4            -                        1.4
  Derivative instruments and hedging
     activities                                    1.8          0.2                        2.0
  Tax effect of U.S. GAAP adjustments             (3.9)           -                       (3.9)
  Deferred taxes                                 177.0            -                      177.0
  Merger costs                                       -            -           65.0        65.0
  Fair value adjustments                             -            -           (6.5)       (6.5)
                                              --------    ---------    -----------    --------
Profit attributable to shareholders under
  U.S. GAAP as applied by P&O Princess
  before cumulative effect of accounting
  policy change                                  467.5        293.6           (6.5)      754.6
Other accounting policy adjustments:
  Cruise revenues and expenses                     1.9          6.0                        7.9
  Drydocking                                       4.7         (1.9)                       2.8
  Marketing and promotion costs                   (0.2)        (4.3)                      (4.5)
                                              --------    ---------    -----------    --------
  Profit attributable to shareholders under
     U.S. GAAP and Royal Caribbean's
     accounting policies                         473.9        293.4           (6.5)      760.8
                                              ========    =========    ===========    ========

 NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED COMPANY
                  IN ACCORDANCE WITH U.K. GAAP -- (CONTINUED)

                                                                          BUSINESS
                                                   P&O        ROYAL    COMBINATION    COMBINED
                                              PRINCESS    CARIBBEAN    ADJUSTMENTS     COMPANY
                                               U.S. $M      U.S. $M        U.S. $M     U.S. $M
RECONCILIATION OF PRO FORMA PROFIT
  ATTRIBUTABLE TO SHAREHOLDERS FOR THE YEAR
  ENDED DECEMBER 31, 2000
Net profit                                       274.1        431.1          (65.0)      640.2
Add back preference dividends                        -          1.9              -         1.9
                                              --------    ---------    -----------    --------
Attributable profit as reported under U.K.
  GAAP and P&O Princess's accounting
  policies                                       274.1        433.0          (65.0)      642.1
U.S. GAAP adjustments:
  Depreciation                                     0.4            -                        0.4
  Goodwill                                         0.3            -                        0.3
  Marketing and promotion costs                   (8.3)       (13.9)                     (22.2)
  Employee share incentives                        1.9            -                        1.9
  Pensions                                         0.9            -                        0.9
  Derivative instruments and hedging
     activities                                      -         (5.1)                      (5.1)
  Tax effect of U.S. GAAP adjustments              0.5            -                        0.5
  Deferred taxes                                 (16.1)           -                      (16.1)
  Merger costs                                       -            -           65.0        65.0
  Fair value adjustments                             -            -           (8.6)       (8.6)
                                              --------    ---------    -----------    --------
Profit attributable to shareholders under
  U.S. GAAP as applied by P&O Princess           253.7        414.0           (8.6)      659.1
Other accounting policy adjustments:
  Cruise revenues and expenses                    13.4         30.9                       44.3
  Drydocking                                      (1.3)         1.5                        0.2
  Marketing and promotion costs                    0.1         (1.0)                      (0.9)
                                              --------    ---------    -----------    --------
Profit attributable to shareholders under
  U.S. GAAP and Royal Caribbean's accounting
  policies                                       265.9        445.4           (8.6)      702.7
                                              ========    =========    ===========    ========

 NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED COMPANY
                  IN ACCORDANCE WITH U.K. GAAP -- (CONTINUED)

                                                                          BUSINESS
                                                   P&O        ROYAL    COMBINATION    COMBINED
                                              PRINCESS    CARIBBEAN    ADJUSTMENTS     COMPANY
                                               U.S. $M      U.S. $M        U.S. $M     U.S. $M
RECONCILIATION OF PRO FORMA NET ASSETS AS OF
  SEPTEMBER 30, 2001
Net assets as reported under U.K. GAAP and
  P&O Princess's accounting policies           2,633.1      3,975.4          (65.0)    6,543.5
  Treasury stock                                  (3.3)        (6.5)                      (9.8)
                                              --------    ---------    -----------    --------
                                               2,629.8      3,968.9          (65.0)    6,533.7
U.S. GAAP adjustments:
  Goodwill                                       (45.6)           -          585.2       539.6
  Depreciation                                   (11.4)           -                      (11.4)
  Marketing and promotion costs                  (71.9)      (117.6)                    (189.5)
  Relocation costs                                 2.0            -                        2.0
  Pensions                                         3.3            -                        3.3
  Derivative instruments and hedging
     activities                                   (7.2)        (7.9)                     (15.1)
  Taxes                                           68.9            -                       68.9
  Dividends                                       20.8         24.9                       45.7
  Merger costs                                       -            -           35.0        35.0
  Fair value adjustments                             -            -          (88.4)      (88.4)
                                              --------    ---------    -----------    --------
Net assets under U.S. GAAP as applied by P&O
  Princess                                     2,588.7      3,868.3          466.8     6,923.8
Other accounting policy adjustments:
  Cruise revenues and expenses                    (1.7)        (5.3)                      (7.0)
  Drydocking                                     (44.2)       (35.0)                     (79.2)
  Marketing and promotion costs                   16.9          5.2                       22.1
                                              --------    ---------    -----------    --------
Net assets under U.S. GAAP and Royal
  Caribbean's accounting policies              2,559.7      3,833.2          466.8     6,859.7
                                              ========    =========    ===========    ========

     Differences between U.K. GAAP and U.S. GAAP as applied by P&O Princess and Royal Caribbean which have a significant effect on the combined company are set out in pages F-23 to F-26, F-61 to F-65 and F-69 to F-72. Other differences between P&O Princess's and Royal Caribbean's accounting policies and details of the business combination adjustments are described in notes 2 and 3 to the unaudited pro forma financial information of the combined company in accordance with U.S. GAAP.

              COMPARATIVE EQUITY MARKET CAPITALIZATION INFORMATION

     Shares of Royal Caribbean's common stock are primarily listed on the New York Stock Exchange and ordinary shares of P&O Princess are primarily listed on the London Stock Exchange. Royal Caribbean's ticker symbol is "RCL" and P&O Princess's ticker symbol is "POC". The following table shows, for the periods indicated, the market capitalizations of Royal Caribbean and P&O Princess, in each case as calculated on the last trading day of each of the fiscal quarters indicated based on the closing price per share of common stock or ordinary share, respectively, and the number of such shares issued and outstanding on such date. We are providing you this information solely to aid you in your analysis of the DLC merger and you should read this in conjunction with all of the other information set out in this proxy statement.

                                                          ROYAL CARIBBEAN             P&O PRINCESS
                                                       MARKET CAPITALIZATION    MARKET CAPITALIZATION(1)
                                                       ---------------------    ------------------------
                                                           (IN MILLIONS)             (IN MILLIONS)
2000
Last trading day of:
  Fourth Quarter...................................           $ 5,082                    $2,928
2001
Last trading day of
  First Quarter....................................           $ 4,430                    $2,708
  Second Quarter...................................           $ 4,250                    $3,604
  Third Quarter....................................           $ 2,063                    $2,283

---------------

(1) All P&O Princess market capitalization figures on this page are based on the closing share price of P&O Princess's ordinary shares on the London Stock Exchange converted into U.S. dollars at the closing World Market Reuters rate, in each case, on such date.

     On November 19, 2001, the last full trading day prior to the public announcement of the proposed DLC merger, the market capitalization of Royal Caribbean was $2.886 billion and the market capitalization of P&O Princess was $3.106 billion.

     On December 24, 2001, the most recent practicable date for obtaining the relevant information prior to the printing of this document, the market capitalization of Royal Caribbean was $2.869 billion and the market capitalization of P&O Princess was $3.938 billion.

                       SELECTED HISTORICAL FINANCIAL DATA

     We provide the following information to aid you in your analysis of the financial aspects of the DLC merger. The information is only a selected summary and you should read it together with Royal Caribbean's and P&O Princess's historical financial statements and related notes starting on page F-1 of this proxy statement and contained in the annual reports and other information that we have filed with the Securities and Exchange Commission and incorporated by reference. See "Where You Can Find More Information" on page 126.

ROYAL CARIBBEAN SELECTED HISTORICAL FINANCIAL DATA

     The following selected financial data are for each of the fiscal years in the period 1996 through 2000 and the first nine months of 2001 and 2000 and as of the end of each such fiscal year and as of September 30, 2001. The financial information presented for fiscal years 2000, 1999, 1998, 1997 and 1996 and the first nine months of 2001 and 2000 and as of December 31, 2000, 1999, 1998, 1997 and 1996 and September 30, 2001 is derived from the consolidated financial statements of Royal Caribbean and should be read in conjunction with such consolidated financial statements and the related notes thereto contained in Royal Caribbean's Annual Report on Form 20-F for the fiscal years ended December 31, 2000, 1999, 1998, 1997 and 1996 and Royal Caribbean's report on Form 6-K for the nine months ended September 30, 2001 and 2000, which are incorporated herein by reference. Certain of these consolidated financial statements are located starting on page F-2 of this proxy statement. The information presented for the first nine months of 2001 and 2000 and the guest data presented for all periods are unaudited and, in the opinion of the management of Royal Caribbean, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for the first nine months of 2001 are not necessarily indicative of the results to be expected for the entire year. All figures were prepared in accordance with U.S. GAAP based on Royal Caribbean's accounting policies.

                               NINE MONTHS
                           ENDED SEPTEMBER 30,                               YEARS ENDED DECEMBER 31,
                       ---------------------------   ------------------------------------------------------------------------
                           2001           2000           2000           1999           1998           1997           1996
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                               (UNAUDITED)
OPERATING DATA:
Revenues.............  $  2,489,273   $  2,223,727   $  2,865,846   $  2,546,152   $  2,636,291   $  1,939,007   $  1,357,325
Expenses:
Operating............     1,489,498      1,238,666      1,652,459      1,496,252      1,593,728      1,219,268        854,478
Marketing, selling
  and
  administrative.....       343,748        309,338        412,799        371,817        359,214        272,368        194,629
Depreciation and
  amortization.......       219,411        168,725        231,048        197,909        194,614        143,816         91,185
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------
Operating Income.....       436,616        506,998        569,540        480,174        488,735        303,555        217,033
Interest Income......        19,702          4,920          7,922          8,182         15,912          4,666          2,278
Interest
  Expense(1).........      (185,746)      (102,865)      (154,328)      (130,625)      (167,869)      (128,531)       (76,540)
Other Income
  (Expense)(2).......        22,850          6,230         22,229         26,122         (6,008)         2,995          8,095
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------
Income Before
  Extraordinary
  Item...............       293,422        415,283        445,363        383,853        330,770        182,685        150,866
Extraordinary
  Item(3)............            --             --             --             --             --         (7,558)            --
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------
Net Income(4)........  $    293,422   $    415,283   $    445,363   $    383,853   $    330,770   $    175,127   $    150,866
                       ============   ============   ============   ============   ============   ============   ============

                               NINE MONTHS
                           ENDED SEPTEMBER 30,                               YEARS ENDED DECEMBER 31,
                       ---------------------------   ------------------------------------------------------------------------
                           2001           2000           2000           1999           1998           1997           1996
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                               (UNAUDITED)
PER SHARE DATA:
Basic Earnings Per
  Share:
Income Before
  Extraordinary
  Item...............  $       1.53   $       2.19   $       2.34   $       2.15   $       1.90   $       1.22   $       1.19
Extraordinary
  Item(3)............            --             --             --             --             --          (0.05)            --
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------
Net Income(4)........  $       1.53   $       2.19   $       2.34   $       2.15   $       1.90   $       1.17   $       1.19
                       ============   ============   ============   ============   ============   ============   ============
Weighted Average
  Shares.............   192,208,000    188,492,000    189,397,000    172,319,000    167,577,000    141,010,000    127,295,000
Diluted Earnings Per
  Share:
Income Before
  Extraordinary
  Item...............  $       1.52   $       2.15   $       2.31   $       2.06   $       1.83   $       1.20   $       1.17
Extraordinary
  Item(3)............            --             --             --             --             --          (0.05)            --
                       ------------   ------------   ------------   ------------   ------------   ------------   ------------
Net Income(4)........  $       1.52   $       2.15   $       2.31   $       2.06   $       1.83   $       1.15   $       1.17
                       ============   ============   ============   ============   ============   ============   ============
Weighted Average
  Shares and
  Potentially
  Dilutive Shares....   193,435,000    192,726,000    192,935,000    186,456,000    181,165,000    152,174,000    128,427,000
Common Stock
  Dividends..........  $       0.39   $       0.35   $       0.48   $       0.40   $       0.34   $       0.29   $       0.27
                       ============   ============   ============   ============   ============   ============   ============
GUEST DATA:
Guests Carried.......     1,826,427      1,511,655      2,049,902      1,704,034      1,841,152      1,465,450        973,602
Occupancy
  Percentage(5)......         104.0%         105.9%         104.4%         104.7%         105.2%         104.2%         101.3%
Weighted Average
  Berths(6)..........        41,066         33,615         34,734         30,575         30,557         24,100         16,536
Guest Cruise
  Days(7)............    11,459,711      9,618,955     13,019,811     11,227,196     11,607,906      8,759,651      6,055,068
BALANCE SHEET AND
  OTHER DATA:
Property and
  Equipment, Net.....  $  8,109,673                  $  6,831,809   $  5,858,185   $  5,073,008   $  4,785,291   $  2,378,924
Total Assets.........     9,901,433                     7,828,465      6,380,511      5,686,076      5,339,748      2,842,299
Total Debt...........     5,141,085                     3,410,096      2,342,177      2,469,082      2,572,696      1,366,967
Shareholders'
  Equity.............     3,833,161                     3,615,915      3,261,156      2,454,758      2,018,721      1,084,934
EBITDA(8)............       656,027   $    675,723        800,588        678,083        683,349        447,371        308,218
Capital
  Expenditures.......     1,162,736      1,157,636      1,285,649        972,481        556,953      1,106,214        722,389

---------------

Footnotes:

(1) Interest expense is net of capitalized interest of $28.8 million and $31.9 million for the nine months ended September 30, 2001 and 2000, respectively, and $44.2 million, $34.6 million, $15.0 million, $15.8 million and $15.9 million for the years 2000, 1999, 1998, 1997 and 1996, respectively.

(2) Includes $14.3 million and $4.3 million of dividend income from the First Choice Holidays PLC preferred shares and $7.2 million and $5.9 million of compensation from shipyards related to the late delivery of ships during the nine months ended September 30, 2001 and September 30, 2000, respectively. Includes $10.2 million of compensation from the shipyard related to the delivery of Millennium and $9.2 million of dividend income from the First Choice Holidays PLC preferred shares for the year ended December 31, 2000; $26.5 million of loss of hire insurance resulting from ships out of service in 1999; a gain of $31.0 million from the sale of Song of America, a $32.0 million charge related to the write-down to fair market value of Viking Serenade and $3.8 million of costs related to Monarch of the Seas being out of service in 1998; a $4.0 million gain from the sale of Sun Viking in 1997; and a gain of $10.3 million on the sale of Song of Norway in 1996.

(3) During 1997, Royal Caribbean prepaid a portion of its indebtedness resulting in an extraordinary item of $7.6 million.

(4)   Royal Caribbean redeemed its preferred stock in April 2000.

(5) In accordance with cruise industry practice, total capacity is calculated based on two guests per cabin even though some cabins accommodate three or four guests. A percentage in excess of 100% indicates that more than two guests occupied some cabins.

(6) Represents double occupancy per cabin multiplied by the ratio of actual operating days to total days during the period.

(7) Represents the number of guests carried multiplied by the number of days of their respective cruises.

(8) EBITDA represents earnings before interest, taxes, depreciation and amortization and extraordinary item. EBITDA is not a measurement of financial performance under generally accepted accounting principles and does not represent cash flow from operations. Accordingly, you should not regard this figure as an alternative to net income or as an indicator of Royal Caribbean's operating performance or as an alternative to cash flows as a measure of liquidity. Royal Caribbean believes that EBITDA is widely used by analysts, investors and other interested parties in our industry but is not necessarily comparable with similarly titled measures for other companies.

P&O PRINCESS SELECTED HISTORICAL FINANCIAL DATA

     The following selected financial data are for each of the fiscal years in the period 1997 through 2000 and the first nine months of 2001 and 2000 and as of the end of each such fiscal year and as of September 30, 2001 and 2000. The financial information presented for fiscal years 2000, 1999, 1998 and 1997 and the first nine months of 2001 and 2000 and as of December 31, 2000, 1999, 1998 and 1997 and September 30, 2001 and 2000 is derived from the consolidated financial statements of P&O Princess and should be read in conjunction with the consolidated financial statements and the related notes thereto, and the five-year selected financial data, contained in the P&O Princess's Annual Report on Form 20-F for the fiscal year ended December 31, 2000 and P&O Princess's report on Form 6-K for the nine months ended September 30, 2001, which are incorporated herein by reference. Certain of these consolidated financial statements are located starting on page F-27 of this proxy statement. The information presented for the first nine months of 2001 and 2000 and the guest data presented for all periods are unaudited and, in the opinion of the management of P&O Princess, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data. The results for the first nine months of 2001 are not necessarily indicative of the results to be expected for the entire year. All figures were prepared in accordance with U.K. GAAP and based on P&O Princess's accounting policies.

                                         NINE MONTHS
                                     ENDED SEPTEMBER 30,                       YEARS ENDED DECEMBER 31,
                                 ---------------------------   ---------------------------------------------------------
                                     2001           2000           2000           1999           1998           1997
                                 ------------   ------------   ------------   ------------   ------------   ------------
                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
                                         (UNAUDITED)
OPERATING DATA:
Revenues.......................  $    1,965.7   $    1,939.1   $    2,423.9   $    2,111.6   $    1,852.4   $    1,654.1
Expenses:
Operating......................      (1,252.3)      (1,214.2)      (1,558.0)      (1,301.9)      (1,142.4)      (1,056.9)
Marketing, selling and
  administrative...............        (271.8)        (259.7)        (348.2)        (304.5)        (272.1)        (231.8)
Depreciation and
  amortization.................        (111.5)        (107.9)        (144.6)        (116.9)         (94.7)         (80.5)
                                 ------------   ------------   ------------   ------------   ------------   ------------
Operating Income...............         330.1          357.3          373.1          388.3          343.2          284.9
Interest Income................           4.8            2.0            2.7            3.1            1.7            2.1
Interest Expense(1)............         (49.1)         (37.2)         (51.8)         (28.8)         (33.1)         (23.0)
Other Income (Expense)(2)......          (1.6)          (0.1)          (6.0)          (4.8)           0.3          (21.1)
Taxation.......................         (14.2)         (41.9)         (41.3)         (47.0)         (56.7)         (38.9)
Equity Minority Interests......           0.0           (2.4)          (2.6)          (0.5)           0.0            0.0
                                 ------------   ------------   ------------   ------------   ------------   ------------
Net Income.....................  $      270.0   $      277.7   $      274.1   $      310.3   $      255.4   $      204.0
                                 ============   ============   ============   ============   ============   ============

                                         NINE MONTHS
                                     ENDED SEPTEMBER 30,                       YEARS ENDED DECEMBER 31,
                                 ---------------------------   ---------------------------------------------------------
                                     2001           2000           2000           1999           1998           1997
                                 ------------   ------------   ------------   ------------   ------------   ------------
                                                      (DOLLARS IN MILLIONS, EXCEPT PER SHARE DATA)
                                         (UNAUDITED)
PER SHARE DATA:(3)
Basic Earnings Per Share:
Net Income.....................  $       0.39   $       0.41   $       0.40   $       0.46   $       0.38   $       0.30
                                 ============   ============   ============   ============   ============   ============
Weighted Average Shares........   692,614,335    681,221,588    684,233,999    681,221,588    681,221,588    681,221,588
Common Stock Dividends.........  $       0.09   $         --   $       0.12   $         --   $         --   $         --
                                 ============   ============   ============   ============   ============   ============
GUEST DATA:
Occupancy Percentage(4)........        100.5%          99.9%          99.3%         100.0%          98.3%          98.8%
Weighted Average Berths(5).....        26,380         24,158         24,387         19,924         17,617         16,148
Guest Cruise Days(5)...........     7,451,058      6,491,879      8,669,545      7,132,825      6,199,614      5,711,627
BALANCE SHEET AND OTHER DATA:
Property and Equipment, Net....  $    4,023.3                  $    3,828.6   $    3,235.7   $    2,933.8   $    2,136.2
Total Assets...................       4,712.2             --        4,608.8        3,665.0        3,332.1        2,481.4
Total Debt.....................      (1,520.4)                     (1,217.9)        (249.7)        (190.0)        (205.6)
Shareholders' Equity...........       2,632.8             --        2,463.6        2,188.8        1,763.4        1,382.1
EBITDA.........................         441.6          465.2          517.7          505.2          437.9          365.4
Capital Expenditure............         595.6          710.5          795.7          292.2          840.4          489.8

---------------

Footnotes:

(1) Interest expense is net of interest capitalized of $23.4 million and $17.6 million for the nine months ended September 30, 2001 and 2000, respectively, and $23.5 million, $13.7 million, $15.8 million and $11.0 million for the years 2000, 1999, 1998 and 1997, respectively.

(2) Includes expense of $21.1 million in 1997, relating primarily to the loss recognized on the sale of Canberra, offset by gains recognized on the sale of 50% of its travel agency in Hong Kong.

(3)  There are no dilutive shares.

(4) In accordance with industry practice, total capacity is calculated based on two guests per cabin even though some cabins accommodate three or four guests. A percentage in excess of 100% indicates that more than two guests occupied some cabins.

(5) Estimated based on ships being in service for 358 days per annum (or 269 days for nine month periods).

(6) Represents the number of guests carried multiplied by the number of days of their respective cruises.

                                 THE DLC MERGER

GENERAL

     We are furnishing this document to holders of Royal Caribbean common stock in connection with the solicitation of proxies by Royal Caribbean's board of directors for the Royal Caribbean Special Meeting, and any adjournments or postponements of that meeting.

     Proposals

     At our Special Meeting, Royal Caribbean will ask its shareholders to consider and vote on the following resolutions:

     1. That the Implementation Agreement, dated November 19, 2001, between Royal Caribbean Cruises Ltd. and P&O Princess Cruises plc, and the transactions contemplated by that agreement, as more fully described in this proxy statement, be authorized and approved; and

     2. That the proposed amendments to the Articles of Incorporation of Royal Caribbean Cruises Ltd. in connection with the transactions contemplated by the Implementation Agreement, as more fully described in this proxy statement, be authorized and approved.

     The foregoing resolutions will be voted on as a group and not separately. The transactions contemplated by the Implementation Agreement will not be completed and the amendments to the Royal Caribbean Articles of Incorporation will not be effected unless the resolutions are approved by a vote of not less than two-thirds of all outstanding shares of Royal Caribbean common stock entitled to vote thereon.

     The two major shareholders of Royal Caribbean, A. Wilhelmsen AS and Cruise Associates, have entered into a voting agreement with, and delivered irrevocable proxies to, P&O Princess, obligating them to, among other things, vote an aggregate of at least 44.5% of our outstanding common stock held by them in favor of the proposals described above.

OUR REASONS FOR THE DLC MERGER

     We believe that the combination of Royal Caribbean and P&O Princess will create the world's largest cruise vacation group, with the most modern fleet among the major cruise companies. This combination should maximize the ability of the combined company to take advantage of the long-term potential of the cruise vacation industry.

     We believe that the principal benefits of the DLC merger are as follows:

     - Both companies have well known brands operating in key cruise vacation markets

       The combined company will benefit from the ownership of a range of complementary brands that operate on a global basis with leading positions in both the Caribbean and destination trades which includes Alaska, the Mediterranean, the Baltic and the Panama Canal.

       These brands will include Royal Caribbean International, Princess Cruises, Celebrity Cruises, P&O Cruises, Swan Hellenic, AIDA, A'ROSA, and P&O Cruises (Australia).

       In addition, as announced on November 20, 2001, P&O Princess's and Royal Caribbean's new joint venture in southern Europe will allow the combined company to offer a product tailored for customers primarily from Italy, France and Spain.

     -  The combined company will have a strong fleet profile

       The combined company will have the youngest fleet of the major cruise companies, with an average age of 6.4 years, and the largest ships, with an average of over 1,800 berths. It will have 14 ships on order for delivery over the next three years, adding approximately 32,082 berths to the approximately 75,000 lower berths which it already offers. We believe that the combined fleet will have a more efficient operating cost structure and will also allow the combined company to maximize the potential of its ships through the strategic deployment of its vessels worldwide.

     -  Significant cost savings are expected from the DLC merger

       The combination is expected to deliver significant cost savings, estimated to be at least $100 million on an annualized basis, beginning 12 months after completion of the DLC merger. These savings are expected to be incremental to those generated from the existing cost reduction programs that both companies have already put in place. The savings from the DLC merger are expected to come primarily from improved purchasing and logistics, rationalizing offices in various locations, reduced overhead costs, marketing and distribution efficiencies and combining Alaska tour operations. One-time cash costs of integration are expected to be less than half the level of the expected annualized savings. One-time merger costs are estimated to be approximately $65 million.

     -  The combined company will have greater access to capital markets

       The DLC structure that will be implemented by the combined company upon completion of the DLC merger is expected to provide greater access to global debt and equity capital markets by enabling both companies to maintain their existing principal listings and index participations.

     We describe the uncertainties associated with realizing these anticipated benefits under the section "Risk Factors".

OVERVIEW

     On November 19, 2001, Royal Caribbean and P&O Princess entered into the Implementation Agreement under which, subject to certain conditions which are described under the heading "-- Implementation of the DLC Merger -- Conditions Precedent" below, they agreed to implement the DLC structure.

     The following is a simplified illustration of the combined company after implementation of the DLC merger:


                                      (CHART)

---------------

(1) Further details of the Special Voting Shares and the companies which will hold them (both of which will be legally and beneficially owned by The Law Debenture Trust Corporation P.L.C., an independent trustee company) are set out under the heading "-- Shareholders Voting Rights -- The Special Voting Companies" below.

(2) Further details of the equalisation and voting arrangements are set out under the headings "-- Equalization of Voting and Economic Rights" and "-- Shareholder Voting Rights" below.

(3) Further details of the cross guarantees are set out under the heading "-- Deed Poll Guarantees" below.

KEY FEATURES OF THE DLC STRUCTURE

     This section summarizes the key features of the DLC structure, the Implementation Agreement and the contractual arrangements which will govern the DLC structure following implementation of the DLC merger. Further information on the DLC agreements is set out under the heading "Summary of DLC Agreements".

  SEPARATE ENTITIES AND LISTINGS

     Royal Caribbean and P&O Princess will retain their separate corporate identities and will maintain their separate stock exchange listings. Royal Caribbean will continue to have a primary listing on the New York Stock Exchange and a secondary listing on the Oslo Stock Exchange. P&O Princess will continue to have a primary listing on the London Stock Exchange. After the completion of the DLC merger, P&O Princess will consider options in relation to its ADR facility on the New York Stock Exchange.

     P&O Princess is expected to remain eligible for inclusion in the FTSE series of indices and Royal Caribbean is expected to continue to be included in its existing indices after implementation of the DLC merger.

  NO TRANSFER OF ASSETS

     The implementation of the DLC merger will not, at completion of the DLC merger, involve any transfer of assets between Royal Caribbean and P&O Princess. After implementation of the DLC merger, management of the combined company will determine whether assets will be owned by Royal Caribbean or P&O Princess as is most efficient and appropriate under the then-prevailing circumstances. The DLC merger will comprise all of the assets held by Royal Caribbean and P&O Princess immediately prior to the completion of the DLC merger.

     Royal Caribbean and P&O Princess have also entered into a joint venture agreement, whereby they have each agreed to contribute two new shipbuild contracts (or, alternatively, ships), to the new joint venture. This joint venture is described in more detail under the heading "Description of the Combined Company -- Description of the Joint Venture Agreement".

  NO TRANSFER OF ROYAL CARIBBEAN OR P&O PRINCESS SHARES

     Royal Caribbean shareholders will continue to hold their shares of common stock in Royal Caribbean. P&O Princess shareholders will continue to hold their ordinary shares in P&O Princess.

     Shareholders will also continue to receive dividends from the company in which they currently hold their shares. However, Royal Caribbean shareholders and P&O Princess shareholders will effectively have an economic and voting interest in the combined company as a result of the contractual requirement that the distributions received by each group of shareholders (both income and capital) must effectively be equalized on a per share basis in accordance with the equalization ratio, and also as a result of their joint voting rights on most matters that require shareholder approval.

  COMMON ECONOMIC INTERESTS

     Royal Caribbean shareholders and P&O shareholders will have equalized rights to income and capital distributions from, and voting interests in, the combined company. The economic and voting interests represented by an individual share in one company relative to the economic and voting interests of an individual share in the other company will be determined by reference to a ratio known as the "equalization ratio". When we refer to the "equalization ratio" within this proxy statement, it is expressed as the ratio of

(a) the dividend, capital and voting rights of one Royal Caribbean common share to (b) those same rights expressed as a certain number of P&O Princess ordinary shares; or, where the context requires, the "equalization ratio" will represent a fraction with 1 as the numerator and the number in the preceding clause (b) as the denominator. Taking into account the effect of the proposed P&O Princess reverse stock split, the equalization ratio upon completion of the DLC merger will be 1:1, such that one share of common stock of Royal Caribbean will have rights to income and capital and voting rights equivalent to one P&O Princess ordinary share.

     This means, for example, that the amount of any cash dividend paid by Royal Caribbean in respect of each Royal Caribbean common share will be equal to the corresponding cash dividend paid by P&O Princess on each P&O Princess ordinary share. If one company has insufficient profits or is otherwise unable to pay the dividend, Royal Caribbean and P&O Princess will, as far as practicable, enter into such balancing transactions as are necessary so as to enable both companies to pay the appropriate quantum of dividends. Generally, this will take the form of a simple payment from one company to the other.

     Dividends will be equalized according to the equalization ratio (and any balancing transactions between the companies will be determined and made) before deduction of any amounts in respect of the tax required to be deducted or withheld and excluding the amounts of any tax credits or other tax benefits.

     For further information in relation to equalization, including the payment of dividends, see "-- Equalization of Voting and Economic Rights" below.

  UNIFIED BOARD AND MANAGEMENT

     Royal Caribbean and P&O Princess will operate and be managed as if they were a single unified entity. As Royal Caribbean and P&O Princess will remain separate corporate entities, they will each continue to have a separate board of directors, but the boards and senior executive management of each company will comprise the same people. The boards will, in addition to their duties to the company concerned, be entitled to have regard to the interests of the shareholders of both Royal Caribbean and P&O Princess and to the other company in the management of the combined company.

     Resolutions relating to the appointment, removal and re-election of directors after completion of the DLC merger will be considered as a Joint Electorate Action and voted upon by the shareholders of the combined company voting together as a single decision-making body based on the equalization ratio (see "-- Voting Arrangements" below).

  VOTING ARRANGEMENTS

     Under the terms of the DLC agreements, and the proposed Articles of Incorporation and By-Laws of Royal Caribbean and the proposed P&O Princess Memorandum and Articles of Association, special voting arrangements will be implemented so that the shareholders of both companies vote together as a single decision-making body on matters requiring the approval of shareholders of either company (such matters, "Joint Electorate Actions"). Accordingly, the relative voting rights of the P&O Princess ordinary shares and the Royal Caribbean shares of common stock will also be determined by the equalization ratio. For so long as the equalization ratio remains 1:1, each Royal Caribbean share of common stock will have the same voting rights as each P&O Princess ordinary share on Joint Electorate Actions. For more information about Joint Electorate Actions, see "-- Shareholder Voting Rights -- Joint Electorate Actions" below.

     In the case of certain matters in relation to which the two bodies of shareholders may have divergent interests (such matters, "Class Rights Actions"), the company wishing to carry out the Class Rights Action would require the prior approval of the shareholders in both companies, each voting separately as a class. For more information about Class Rights Actions, see "-- Shareholder Voting Rights -- Class Rights Actions" below.

     These voting arrangements will be implemented by embedding them in the constitutional documents of the two companies and through the Equalization and Governance Agreement, the SVC Voting Deed and rights attaching to a specially created Special Voting Share to be issued by each company and held in each case by a Special Voting Company. On implementation of the DLC merger, the Special Voting Companies will be held legally and beneficially by The Law Debenture Trust Corporation P.L.C., an independent trustee company incorporated in England and Wales. For more information about the Special Voting Shares and the Special Voting Companies, see "-- Shareholder Voting Rights" below.

  CROSS GUARANTEES

     Upon completion of the DLC merger, P&O Princess and Royal Caribbean will each execute a Deed Poll Guarantee for the purpose of guaranteeing contractual amounts owed to creditors by the other company incurred on or after the implementation of the DLC merger. Future creditors of Royal Caribbean and P&O Princess entitled to the benefit of the Deed Poll Guarantees will, to the extent possible, be placed in the same position as if the relevant debts were also owed by the other company.

     For more information about the Deed Poll Guarantees, see "Summary of the DLC Agreements -- The Deed Poll Guarantees".

  RESTRICTIONS ON TAKEOVERS

     Amendments are proposed to be made to the existing Royal Caribbean Articles of Incorporation and to the existing P&O Princess Memorandum and Articles of Association to ensure that a person cannot gain control of the combined company without having made an offer to the shareholders of both companies on equivalent terms in accordance with the equalization ratio. If no equivalent offer is made, sanctions would apply to shares acquired by any third party beyond a certain threshold, including loss of rights to the payment of dividends and loss of the ability to vote on those excess shares. These excess shares would be transferred to a trustee, which would hold such shares in trust for the benefit of a charitable organization and the relevant trustee could be directed by the board of directors of the issuing company to transfer those excess shares to a third party, including, if permitted by law, Royal Caribbean or P&O Princess (as relevant). It should be noted, however, that certain restrictions contained in these proposed amendments to the existing Articles of Incorporation of Royal Caribbean may not be enforceable under Liberian law with respect to shares of common stock that vote against the proposals or abstain from voting.

     For further details in relation to these provisions, see "Certain Legal Information -- Takeover Regulation of the Combined Company".

IMPLEMENTATION OF THE DLC MERGER

  THE IMPLEMENTATION AGREEMENT

     The Implementation Agreement sets out the terms and conditions under which Royal Caribbean and P&O Princess have agreed to implement the DLC merger. The Implementation Agreement was entered into by Royal Caribbean and P&O Princess as of November 19, 2001.

     For further information on the Implementation Agreement, see "Summary of DLC Agreements -- The Implementation Agreement".

     Under the Implementation Agreement, Royal Caribbean and P&O Princess have agreed, among other things:

     (a)   on satisfaction or waiver of the conditions precedent:

        (i) to enter into the Equalization and Governance Agreement, the SVC Voting Deed and the Deed Poll Guarantee;

        (ii) to effect the amendment to their respective constitutional documents (as described under "Certain Legal Information");

        (iii)  to issue their respective Special Voting Shares;

        (iv) to appoint, and procure the resignations of, such persons as are necessary to ensure that the board of each company comprises the same persons; and

        (v) to appoint Mr. Richard D. Fain as Chairman and Chief Executive Officer, and Mr. Peter Ratcliffe as Managing Director and Chief Operating Officer, of each of Royal Caribbean and P&O Princess;

     (c) subject to certain exceptions, not to approach or entertain, solicit or facilitate an approach from a third party with respect to an acquisition proposal for all or a significant portion of the assets or voting power of the relevant company; and

     (d) to pay a break fee of $62.5 million to the other company if the Implementation Agreement is terminated in certain circumstances.

  CONDITIONS PRECEDENT

     The obligations of Royal Caribbean and P&O Princess to effect the DLC merger pursuant to the Implementation Agreement are subject to certain conditions (for purposes of this section, the "conditions precedent").

     Royal Caribbean and P&O Princess may each agree to waive any of the conditions precedent to their respective obligations in connection with the DLC merger. If any condition precedent is not satisfied (or waived) on or before November 16, 2002, either Royal Caribbean or P&O Princess may terminate the Implementation Agreement, and the DLC merger will not proceed.

     The following conditions precedent to the obligations of both companies remain to be satisfied as at December 26, 2001 (being the latest practicable date prior to publication of this document):

     (1)   Shareholder Approvals

     (a) The approval, at the Special Meeting of Royal Caribbean, of the Implementation Agreement and the transactions contemplated therein, including proposed amendments to the Articles of Incorporation of Royal Caribbean, by the vote of not less than two-thirds of the outstanding Royal Caribbean shares of common stock entitled to vote thereon; and

     (b) The approval, at the Extraordinary General Meeting of P&O Princess, of, among other things, the Implementation Agreement and the transactions contemplated therein, including proposed amendments to the P&O Princess Memorandum and Articles of Association, by the vote of not less than three-quarters of the votes attaching to P&O Princess ordinary shares that are voted in person or by proxy at the Extraordinary General Meeting of P&O Princess.

     (2)   Regulatory Approvals

     The receipt of specified governmental and other approvals, registrations and consents, and the expiration of all related waiting periods, relating to the DLC merger, including:

     (a) clearance of the DLC merger under the merger provisions of the U.K. Fair Trading Act of 1973; and

     (b) clearance of the DLC merger by the German Bundeskartellamt under the merger provisions of the German Act Against Restraints of Competition.

     (3)   No Change in Law or Order Restricting the DLC merger

     The absence of action, or threatened action, by any governmental entity of competent jurisdiction (including the U.S. Federal Trade Commission) that restrains, enjoins or otherwise prohibits the completion or performance of, or materially adversely affects, the DLC merger and the other transactions contemplated by the Implementation Agreement.

     (4)   Effectiveness of each company's new constituent documents

     (a) The new P&O Princess Memorandum and Articles of Association shall have become effective; and

     (b) the Articles of Amendment to Royal Caribbean's Articles of Incorporation shall have been filed with the Minister of Foreign Affairs of Liberia and the amended Royal Caribbean By-Laws shall have become effective.

     P&O Princess's obligation to complete the DLC merger is also subject to the satisfaction or waiver of the following conditions precedent:

     (1)   Representations and Warranties and Covenants of Royal Caribbean

        The representations and warranties of Royal Caribbean set out in the Implementation Agreement, as qualified therein by applicable materiality thresholds, being true and correct as of the date of the Implementation Agreement and as of the effective time of the completion of the DLC merger, and Royal Caribbean having performed in all material respects its obligations under the Implementation Agreement, and P&O Princess having received an officer's certificate of Royal Caribbean to such effect.

     (2)   Royal Caribbean Third Party Consents

        Royal Caribbean shall have obtained all third party consents or approvals necessary to complete the DLC merger, other than those that would not have a material adverse effect on the transactions contemplated by the Implementation Agreement.

     (3)   Royal Caribbean Special Share

        Royal Caribbean shall have issued the Royal Caribbean Special Voting Share to the special voting company to hold that Special Voting Share (the "Royal Caribbean Special Voting Company").

     (4)   DLC Documents

        Each of the Equalization and Governance Agreement, the SVC Voting Deed, the amendments to Royal Caribbean's Articles of Incorporation and By-Laws, the new P&O Princess Memorandum and Articles of Association, and the Deed Poll Guarantees shall have been executed and delivered by the parties thereto (other than P&O Princess) in the form agreed by the parties pursuant to the Implementation Agreement.

     Royal Caribbean's obligation to complete the DLC merger is also subject to the satisfaction or waiver of the following conditions precedent:

     (1)   Representations and Warranties and Covenants of P&O Princess

        The representations and warranties of P&O Princess set forth in the Implementation Agreement, as qualified therein by applicable materiality thresholds, being true and correct as of the date of the Implementation Agreement and as of the effective time of the completion of the DLC merger, and P&O Princess having performed in all material respects its obligations under the Implementation Agreement, and Royal Caribbean having received an officer's certificate of P&O Princess to such effect.

     (2)   P&O Princess Third Party Consents

        P&O Princess shall have obtained all third party consents or approvals necessary to consummate the DLC merger, other than those that would not have a material adverse effect on the transactions contemplated by the Implementation Agreement.

     (3)   P&O Princess Special Voting Share

        P&O Princess shall have issued the P&O Princess Special Voting Share to the special voting company to hold that Special Voting Share (the "P&O Princess Special Voting Company").

     (4)   DLC Documents

        Each of the Equalization and Governance Agreement, the SVC Voting Deed, the amendments to Royal Caribbean's Articles of Incorporation and By-Laws, the new P&O Princess Memorandum and Articles of Association, and the Deed Poll Guarantees shall have been executed and delivered by the parties thereto (other than Royal Caribbean) in the form agreed by the parties pursuant to the Implementation Agreement.

  DATE FOR COMPLETION OF THE DLC MERGER

     Implementation of the DLC merger will take effect on the third business day after the date on which all of the conditions precedent (other than those required to be satisfied at the completion of the DLC merger) are satisfied (or waived), or on such other date as Royal Caribbean and P&O Princess agree.

  ROYAL CARIBBEAN MAJOR STOCKHOLDERS' VOTING AGREEMENT AND PROXIES

     General. As an inducement to P&O Princess to enter into the Implementation Agreement, certain major shareholders of Royal Caribbean entered into a voting agreement with P&O Princess dated as of December 3, 2001 (the "Voting Agreement"). These shareholders are A. Wilhelmsen AS and Cruise Associates (for the purposes of this section, the "Major Shareholders"). As of the date of the Voting Agreement, the Major Shareholders beneficially owned in the aggregate approximately 49.2% of the outstanding Royal Caribbean shares of common stock.

     Voting and Proxies. Pursuant to the Voting Agreement, the Major Shareholders have granted P&O Princess irrevocable proxies to vote the Royal Caribbean shares of common stock owned or subsequently acquired by them, which shares must represent, in the aggregate, at least 44.5% of the total outstanding shares of common stock of Royal Caribbean (i) in favor of the approval and adoption of the Implementation Agreement and the transactions contemplated thereby, for which shareholder approval is required, and (ii) against the approval of any action or agreement or any transaction that would (x) compete with, impede, interfere with or discourage the DLC merger or inhibit the timely completion thereof, or (y) result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the Implementation Agreement and (iii) against any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of or involving Royal Caribbean or any of its significant subsidiaries (except for the DLC merger). Each proxy terminates upon the earliest to occur of (1) the approval of the DLC merger by the Royal Caribbean shareholders, (2) the termination of the Implementation Agreement, (3) as agreed in writing between such Major Shareholders and P&O Princess or (4) with respect to any non-consenting shareholder only, the making of any amendments to the Implementation Agreement and/or the transactions contemplated thereby which are, in the aggregate, materially adverse to such Major Shareholders without their prior consent.

     Other Provisions. The Voting Agreement includes provisions restricting the Major Shareholders from, among other things:

     - granting any proxies or entering into any voting trust or other agreement or arrangement with respect to the voting of any of their Royal Caribbean shares of common stock other than existing agreements or arrangements, or

     - selling or transferring a certain percentage of their Royal Caribbean shares of common stock during the term of the Voting Agreement.

     In addition, each of the Major Shareholders agreed that neither it nor any entity controlled by it nor any of their respective officers, directors, employees, investment bankers, attorneys, accountants, consultants, financial advisors, agents or other representatives of the Shareholders, directly or indirectly, would:

     - initiate, solicit, encourage or otherwise facilitate the submission of any acquisition proposal for Royal Caribbean, or

     - engage in any discussions or negotiations regarding, or furnish to any person any confidential information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes an acquisition proposal for Royal Caribbean.

  CONTRACTUAL RELATIONSHIP BETWEEN ROYAL CARIBBEAN AND P&O PRINCESS AFTER THE DLC MERGER

     Following implementation of the DLC merger, the DLC agreements, being:

     (a)   the Equalization and Governance Agreement;

     (b)   the SVC Voting Deed;

     (c)   the Royal Caribbean Deed Poll Guarantee; and

     (d)   the P&O Princess Deed Poll Guarantee,

together with the amended Articles of Incorporation and By-Laws of Royal Caribbean and the amended P&O Princess Memorandum and Articles of Association, will govern the ongoing relationship of Royal Caribbean and P&O Princess, and the operation of the DLC merger.

     The DLC agreements will be entered into on the completion of the DLC merger in the form agreed by Royal Caribbean and P&O Princess.

     The shareholders of Royal Caribbean and of P&O Princess will not be parties to or have any proprietary rights under the Equalization and Governance Agreement, the SVC Voting Deed, the Royal Caribbean Deed Poll Guarantee or the P&O Princess Deed Poll Guarantee, other than through their enforcement by the respective company in which such shareholders hold shares.

DLC PRINCIPLES

     The Equalization and Governance Agreement, which will be the contractual relationship between Royal Caribbean and P&O Princess that governs the treatment of the two companies as a single unified economic entity following implementation of the DLC merger, embodies the following DLC principles (for the purposes of this section, the "DLC principles"):

     (a) Royal Caribbean and P&O Princess will operate as if they were a single unified economic entity, through boards of directors which comprise the same individuals and a unified executive management, and the shareholders of both Royal Caribbean and P&O Princess shall be treated as if they are shareholders of a combined entity;

     (b) the directors of Royal Caribbean and P&O Princess shall, in addition to their duties to the company concerned, be entitled to have regard to the interests of holders of Royal Caribbean shares of common stock and holders of P&O Princess ordinary shares and to the interest of the other company, as if the two companies were a single legal entity;

     (c) the capital of the combined company shall be deployed and managed in the most effective way for the benefit of the shareholders of the combined company;

     (d) voting on matters to be considered by the shareholders of the combined company shall be undertaken in accordance with the new P&O Princess Memorandum and Articles of Association, the amended Royal Caribbean Articles of Incorporation and By-Laws and the SVC Voting Deed (see "Summary of the DLC Agreements -- SVC Voting Deed"); and

     (e) no person shall be permitted to obtain control over Royal Caribbean or P&O Princess without making a comparable takeover offer for the other company. A person will obtain control if (notwithstanding the provisions in the amended Royal Caribbean Articles of Incorporation or the proposed P&O Princess Memorandum and Articles of Association) (together with any person acting in concert with it) it (a) acquires, or acquires voting rights over, 30% or more of the combined votes which could be cast on a Joint Electorate Action (see "Certain Legal Information -- Takeover Regulation of the Combined Company" for more information); or (b) already holds not less than 30%, but not more than 50%, of the combined votes which could be cast as a Joint Electorate Action and such person(s) acquires, or acquires voting rights over, any shares which increase the percentage of votes which such person(s) could cast on a Joint Electorate Action.

MANAGEMENT OF THE COMBINED COMPANY

  BOARD OF DIRECTORS

     Each of Royal Caribbean's and P&O Princess's board of directors will be comprised of the same individuals.

     The respective boards, in addition to their fiduciary duties, will be guided by the DLC principles (see "-- DLC Principles" above).

     The boards will be responsible for the overall direction of the businesses of both companies, including major policy and strategic decisions of both companies.

EQUALIZATION OF VOTING AND ECONOMIC RIGHTS

  DLC EQUALIZATION PRINCIPLES

     The principles to be observed in relation to the rights of the Royal Caribbean shares of common stock and the P&O Princess ordinary shares will be as follows:

     (a) the equalization ratio will effectively govern the proportion in which income and capital distributions are made to the holders of Royal Caribbean shares of common stock relative to the holders of P&O Princess ordinary shares (and vice versa) and the relative voting rights of the holders of Royal Caribbean shares of common stock and the holders of P&O Princess ordinary shares on Joint Electorate Actions. Immediately after completion of the DLC merger (after giving effect to the P&O Princess reverse stock split), a holder of one share of Royal Caribbean common stock will effectively have the same:

        (i)   right to income and capital distributions; and

        (ii)   rights as to voting in relation to Joint Electorate Actions,

        as the holder of one P&O Princess ordinary share;

     (b) issues of or transactions affecting the share capital of Royal Caribbean or P&O Princess will be implemented in a way which will not give rise to a materially different financial effect as between the interests of the holders of Royal Caribbean shares of common stock and the interests of the holders of P&O Princess ordinary shares. If any such issue or transaction is covered by an automatic adjustment of the equalization ratio, as referred to in paragraph (d) below, then an automatic adjustment to the equalization ratio will occur as prescribed in the Equalization and Governance Agreement, unless the boards of Royal Caribbean and P&O Princess, in their sole discretion, undertake:

        (i) an offer or action which having regard to (i) the then existing equalization ratio; (ii) the timing of the offer or action; and
              (iii) any other relevant circumstances, is in the reasonable opinion of the boards of Royal Caribbean and P&O Princess financially equivalent (but not necessarily identical) in respect of, on the one hand holders of Royal Caribbean shares of common stock, and on the other hand holders of P&O Princess ordinary shares, and does not materially disadvantage either pool of shareholders (a "Matching Action"); or

        (ii) an alternative to such automatic adjustment that has been approved as such by a Class Rights Action as described under the heading "-- Shareholder Voting Rights -- Class Rights Actions" below.

        The boards of Royal Caribbean and P&O Princess will be under no obligation to undertake such a Matching Action or to seek approval of an alternative as a Class Rights Action (as described under the heading "-- Shareholder Voting Rights -- Class Rights Actions" below);

     (c) if any issue or transaction referred to in paragraph (b) above is not covered by an automatic adjustment to the equalization ratio described in paragraph (d) below, then no automatic adjustment to the equalization ratio will occur and no Matching Action will be required, but the boards of Royal Caribbean and P&O Princess shall have the right (in their sole discretion) but not the obligation, to undertake a Matching Action, or to seek approval of an adjustment to the equalization ratio as a Class Rights Action as described under "-- Shareholder Voting Rights -- Class Rights Actions" below;

     (d) except as otherwise provided in paragraph (b) above (but subject to the provisions set forth under the heading "-- Circumstances not requiring adjustment to the equalization ratio" below), an automatic adjustment will be made to the equalization ratio in the event that one company undertakes one of the following issues or transactions:

        (i)   a rights issue of shares at less than market value;

        (ii) an offer of any other securities or a grant of any options, warrants or other rights to subscribe for, purchase or sell any securities to shareholders by way of rights;

        (iii) non-cash distributions to shareholders and share repurchases involving an offer made to all or substantially all of the shareholders of a company to repurchase their shares at a premium to market value;

        (iv)  a consolidation or subdivision of shares; or

        (v) an issue of shares to shareholders for no consideration or solely by way of capitalization of profits or reserves.

  CIRCUMSTANCES NOT REQUIRING ADJUSTMENT TO THE EQUALIZATION RATIO

     No adjustment to the equalization ratio will be required in respect of:

     (a)   scrip dividends or dividend reinvestments at market price;

     (b) issuances of P&O Princess ordinary shares or shares of Royal Caribbean common stock, or securities convertible into, or exercisable or exchangeable for, such shares ("share equivalents"), pursuant to employee share plans;

     (c) any issuances of Royal Caribbean shares of common stock under Royal Caribbean's Liquid Yield Option Notes due February 2, 2021 and Royal Caribbean's Zero Coupon Convertible Notes due May 18, 2021;

     (d) issuances of shares or share equivalents, other than to all or substantially all shareholders of either company (including for acquisitions);

     (e) a buy-back or repurchase of any shares of Royal Caribbean common stock and P&O Princess ordinary shares:

        (i) in the market by means of an offer not open to all or substantially all shareholders of either company or in compliance with Rule 10b-18 (under the Securities Exchange Act of 1934, as amended);

        (ii)   at or below market value;

        (iii) by either company pursuant to certain provisions in such company's constitutional documents; or

        (iv) pro rata to the shareholders of the combined company at the same effective percentage premium to the market price (taking into account the equalization ratio);

     (f)   Matching Actions;

     (g) the issue of an equalization share by either company to the other (see "-- Equalization of Voting and Economic Rights -- DLC Equalization Principles"); and

     (h) any issue of preferred shares in accordance with the Joint Venture Agreement (see "The Combined Company -- Description of the Combined Company -- Description of the Joint Venture Agreement").

DISTRIBUTIONS

  CURRENCY FOR DIVIDENDS

     Royal Caribbean will declare its dividends and other distributions in U.S. dollars and will continue to pay its dividends in U.S. dollars or Norwegian Krone, as appropriate. P&O Princess will continue to declare its dividends in U.S. dollars and make payment in British pounds sterling except to P&O Princess shareholders who elect to receive their dividends in U.S. dollars.

  MATCHING CASH DIVIDENDS AND OTHER CASH DISTRIBUTIONS

     If one company proposes to pay a cash dividend or other cash distribution to its shareholders, then the other company must pay a matching cash dividend or other cash distribution of an equivalent amount per share to its shareholders in accordance with the equalization ratio (before deduction of any amounts in respect of tax required to be deducted or withheld and excluding the amounts of any tax credits or other tax benefits).

  INABILITY TO PAY MATCHING CASH DIVIDENDS AND OTHER CASH DISTRIBUTIONS

     If either company is unable to make a cash dividend or other cash distribution which is equivalent (in accordance with the equalization ratio and, if relevant, having regard to an appropriate exchange rate agreed by the boards of the combined company) to that being made or paid by the other company (an "Equivalent Distribution"), then the other company must either make a payment (an "Equalization Payment") which, after payment of any tax liability associated with such payment by both parties, enables that party to make or pay an Equivalent Distribution or scale back the amount of the cash dividend or other distribution it makes or pays accordingly, so that their respective cash dividend or other distributions are Equivalent Distributions.

     The boards of Royal Caribbean and P&O Princess may agree that either company should issue an equalization share to the other to assist with the tax treatment of payments between the two companies. If the company which will receive an Equalization Payment has had issued to it an equalization share, then the other company may (subject to taxation or other concerns) make the Equalization Payment as a dividend payment on that equalization share.

  TIMING OF CASH DIVIDENDS OR OTHER DISTRIBUTIONS

     All dividends or distributions of cash (whether of an income or capital nature) will be announced and made or paid by the companies as closely as possible together.

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

SHAREHOLDER VOTING RIGHTS

  CATEGORIES OF SHAREHOLDER DECISIONS

     There will be three categories of matters or actions requiring shareholder decisions:

     (a) Joint Electorate Actions, as described under the heading "-- Joint Electorate Actions" below;

     (b) Class Rights Actions, as described under the heading "-- Class Rights Actions" below; and

     (c) Procedural Resolutions, as described under the heading "-- Procedural Resolutions" below.

  JOINT ELECTORATE ACTIONS

     The shareholders of Royal Caribbean and of P&O Princess will vote together as a joint electorate on all matters (except those specifically designated as Class Rights Actions or which are Procedural Resolutions). The special voting procedure in respect of Joint Electorate Actions is described below.

     Such Joint Electorate Actions will, if put to shareholders, include but not be limited to:

     (a) the election, removal or re-election of any director of Royal Caribbean and P&O Princess, or either of them;

     (b) the receipt or adoption of the annual accounts of Royal Caribbean or P&O Princess, or both of them, or accounts prepared on a combined basis, other than any accounts in respect of the periods ended prior to the implementation of the DLC merger;

     (c)   a change of name by Royal Caribbean or P&O Princess, or both of them;
           or

     (d) the appointment or removal of the auditors of Royal Caribbean or P&O Princess, or both of them.

     Voting procedures for Joint Electorate Actions

     Joint Electorate Actions must be submitted to both Royal Caribbean and P&O Princess for approval by shareholders voting at separate meetings but acting as a joint electorate. Parallel shareholders' meetings will be held on the same date or as close together in time as practicable.

                     Procedure for Joint Electorate Actions

           THE ROYAL CARIBBEAN MEETING                     THE P&O PRINCESS MEETING

         At the Royal Caribbean shareholders'          At the corresponding P&O Princess
    meeting, voting will be by ballot which       shareholders' meeting, voting will be on a
    will remain open for sufficient time to       poll which will remain open for sufficient
    allow the parallel P&O Princess               time to allow the parallel Royal Caribbean
    shareholders' meeting to be held (if it       shareholders' meeting to be held (if it
    has not already occurred) and for the         has not already occurred) and for the
    votes attaching to the Royal Caribbean        votes attaching to the P&O Princess
    Special Voting Share to be ascertained and    Special Voting Share to be ascertained and
    cast in the ballot.                           cast on the poll.

         On the ballot:                           On the poll:

         -  each outstanding share of Royal            -  each issued P&O Princess ordinary
            Caribbean common stock will have              share will have one vote; and
            one vote; and

         -  the Royal Caribbean Special Voting         -  the P&O Princess Special Voting
            Company, as holder of the Royal               Company, as holder of the P&O
            Caribbean Special Voting Share,               Princess Special Voting Share,
            will have such number of votes as             will have such number of votes as
            were validly cast on the                      were validly cast on the
            equivalent resolution at the                  equivalent resolution at the
            parallel P&O Princess                         parallel Royal Caribbean
            shareholders' meeting, as adjusted            shareholders' meeting as adjusted
            by the equalization ratio in                  by the equalization ratio in
            effect at the time of the meeting             effect at the time of the meeting
            and rounded up to the nearest                 and rounded up to the nearest
            whole number.                                 whole number.

         Under the SVC Voting Deed, the Royal          Under the SVC Voting Deed, the P&O
    Caribbean Special Voting Company will be      Princess Special Voting Company will be
    obliged to cast these votes for and           obliged to cast these votes for and
    against the relevant resolution in the        against the relevant resolution in the
    same proportion as the votes cast for and     same proportion as the votes cast for and
    against the equivalent resolution by P&O      against the equivalent resolution by Royal
    Princess shareholders on the poll at the      Caribbean shareholders on the ballot at
    parallel P&O Princess shareholders'           the parallel Royal Caribbean shareholders'
    meeting.                                      meeting.

         Through this mechanism the votes at           Through this mechanism the votes at
    the P&O Princess meeting will be reflected         the Royal Caribbean meeting will be
    at the parallel Royal Caribbean meeting.      reflected at the parallel P&O Princess
                                                  meeting.

     The results of the Joint Electorate Action will be announced after the Royal Caribbean ballot and the P&O Princess poll have closed. If for any reason a parallel shareholder meeting of P&O Princess or Royal Caribbean does not take place then the resolution to approve a Joint Electorate Action will not be passed.

     Voting Threshold for Joint Electorate Action

     A Joint Electorate Action will be taken to have been approved if it is approved by:

     (a) a resolution of a majority of votes cast (or special resolution of a three-quarters majority of votes cast if required by applicable law and regulations or the proposed P&O Princess Memorandum and Articles of Association) by the holders of P&O Princess ordinary shares and the holder of the P&O Princess Special Voting Share voting as a single class at a meeting at which a quorum was present and acting; and

     (b) a simple majority of the votes cast (or other majority if required by applicable law and regulations or the amended Royal Caribbean Articles of Incorporation and By-Laws) by the holders of Royal Caribbean shares of common stock and the holder of the Royal Caribbean Special Voting Share, voting as a single class at a meeting at which a quorum was present and acting.

     In addition, a minimum of one-third of the total votes available to be voted by the shareholders of the combined company must be cast on each resolution for it to be effective. Formal abstentions by a shareholder on a resolution will be counted as having been "cast" for this purpose (and may also be relevant in determining the outcome of certain resolutions of Royal Caribbean, as referred to below).

     Under Liberian law, certain actions by Royal Caribbean will require the approval of a majority of the votes which are entitled to be cast by the holders of Royal Caribbean shares of common stock and the holder of the Royal Caribbean Special Voting Share, voting as a single class. These comprise (i) the increase of

Royal Caribbean's authorized share capital; (ii) certain changes to the Royal Caribbean Articles of Incorporation (other than those to be dealt with as Class Rights Actions (see "-- Class Rights Actions" below)); and (iii) any merger of Royal Caribbean with a third party. Formal abstentions by the combined shareholder body may be relevant in determining whether such majority has been achieved.

  CLASS RIGHTS ACTIONS

     Class Rights Actions are solely those matters specified below or designated as such by the boards of both Royal Caribbean and P&O Princess. They are expected to be matters on which the shareholders of Royal Caribbean and P&O Princess may have divergent interests. Such actions require the approval of the shareholders of each company voting as separate classes.

     Matters which will require approval as a Class Rights Action are as follows:

     (a) the voluntary liquidation, dissolution or winding up (or equivalent) of either Royal Caribbean or P&O Princess for which shareholders approval is required;

     (b) the sale, lease, exchange or other disposition of all or substantially all of the assets of Royal Caribbean and/or P&O Princess;

     (c) any adjustment to the equalization ratio otherwise than in accordance with the Equalization and Governance Agreement;

     (d) any amendment, removal or alteration of the effect of any entrenched provision in the amended Royal Caribbean Articles of Incorporation and By-Laws or the proposed P&O Princess Memorandum and Articles of Association. See "-- Proposed Amendments to the Constitutional Documents of Royal Caribbean and P&O Princess" below;

     (e) any amendment or termination of the Equalization and Governance Agreement, the SVC Voting Deed, the P&O Princess Deed Poll Guarantee or the Royal Caribbean Deed Poll Guarantee (except where otherwise specifically provided for in such agreement); and

     (f) anything which the boards of Royal Caribbean and P&O Princess agree (either in a particular case or generally) should be approved as a Class Rights Action.

                   Voting Procedures for Class Rights Actions

           THE ROYAL CARIBBEAN MEETING                     THE P&O PRINCESS MEETING

         The Royal Caribbean shareholders'             The P&O Princess shareholders'
    meeting will be held as close in time to           meeting will be held as close in time
    the parallel P&O Princess shareholders'       to the parallel Royal Caribbean
    meeting as is practicable. Voting will be     shareholders' meeting as is practicable.
    by ballot with each outstanding issued        Voting will be on a poll with each issued
    Royal Caribbean share of common stock         P&O Princess ordinary share having one
    having one vote per share.                    vote per share.

         The Royal Caribbean Special Voting            The P&O Princess Special Voting
    Company, as holder of the Royal Caribbean          Company, as holder of the P&O
    Special Voting Share, will not vote unless    Princess Special Voting Share, will not
    the proposed action has not been approved     vote unless the proposed action has not
    at the parallel P&O Princess meeting at       been approved at the parallel Royal
    the close of poll of P&O Princess's           Caribbean shareholders' meeting at the
    ordinary shareholders at that meeting, in     close of the ballot of Royal Caribbean's
    which case the Royal Caribbean Special        common stockholders at that meeting, in
    Voting Company will vote to defeat the        which case the P&O Princess Special Voting
    resolution at the Royal Caribbean meeting     Company will vote to defeat the resolution
    (and the Royal Caribbean Special Voting       at the P&O Princess meeting (and the P&O
    Share will carry sufficient votes to          Princess Special Voting Share will carry
    effect such defeat).                          sufficient votes to effect such defeat).

     The results of a Class Rights Action will be announced after both polls have closed. If for any reason a parallel shareholder meeting of P&O Princess or Royal Caribbean does not take place then the resolution to approve a Class Rights Action will not be passed.

     Voting Threshold for Class Rights Actions

     A Class Rights Action will require the approval at each meeting of a majority of those voting in person or by proxy unless, in relation to the relevant company, a higher or different majority or a different mechanism to establish if the resolution has been passed is required by applicable law and regulations, or by the proposed P&O Princess Articles of Association, or the amended Royal Caribbean Articles of Incorporation and By-Laws, respectively. Pursuant to Liberian law, this means that a resolution to be passed by the shareholders of Royal Caribbean to approve:

     (i) a Class Rights Action referred to in paragraph (a) or (b) above would need to be approved by two-thirds of all Royal Caribbean shareholders entitled to vote thereon; and

     (ii) a Class Rights Action referred to in paragraph (d) above would need to be approved by a majority of all Royal Caribbean shareholders entitled to vote thereon.

  PROCEDURAL RESOLUTIONS

     Procedural Resolutions are resolutions on procedural or technical matters not constituting Joint Electorate Actions or Class Rights Actions and which will be voted on by the relevant company's shareholders voting separately; the relevant Special Voting Share will have no vote on such resolutions. Procedural Resolutions will include, among other things: resolutions to close discussions with respect to a matter and to put that matter to a vote, resolutions to withhold a matter from being put to a vote, resolutions to permit or exclude certain persons from attending a meeting, resolutions to proceed with matters and concerning the order in which such matters will be addressed, and resolutions to adjourn debate or meetings, in each case if such resolution does not adversely affect the shareholders of the other company in any material respect. The Chairman of the meeting will determine whether a resolution is a resolution on a procedural or technical matter.

  THE SPECIAL VOTING COMPANIES

     The Royal Caribbean Special Voting Company (which will hold the Royal Caribbean Special Voting Share) and the P&O Princess Special Voting Company (which will hold the P&O Princess Special Voting Share) are companies whose share capital will be held legally and beneficially by The Law Debenture Trust Corporation P.L.C., an independent trustee company incorporated in England and Wales. The Royal Caribbean Special Voting Company will be present by a corporate representative or by proxy at any Royal Caribbean general meeting at which a resolution relating to a Joint Electorate Action and/or a Class Rights Action is to be considered. The P&O Princess Special Voting Company will be present by a corporate representative or by proxy at any P&O Princess shareholder meeting at which a resolution relating to a Joint Electorate Action and/or Class Rights Action is to be considered.

     Rights of Special Voting Share

     On implementation of the DLC merger, Royal Caribbean will issue the Royal Caribbean Special Voting Share to the Royal Caribbean Special Voting Company, which will only carry the following rights as set out in the amended Articles of Incorporation of Royal Caribbean:

     (i) on Joint Electorate Actions, its votes are to be cast as described under "-- Joint Electorate Actions" above;

     (ii) on Class Rights Actions, its votes are to be cast as described under the heading "-- Class Rights Actions" above;

     (iii) on Joint Electorate Actions it will also carry any formal abstentions by the P&O Princess shareholders; and

     (iv) such share will only be transferable in the circumstances described under "-- Transfer of the Special Voting Share" below.

     The Royal Caribbean Special Voting Share will have no rights to income or capital and no voting rights except as described above.

     On implementation of the DLC merger, P&O Princess will issue to the P&O Princess Special Voting Company the P&O Princess Special Voting Share, which will have rights corresponding to those of the Royal Caribbean Special Voting Share set out above. In addition, the P&O Princess Special Voting Share will have the right to a return at par on liquidation ranking behind its ordinary shares.

     Exercise of Voting Rights

     The SVC Voting Deed will regulate the manner in which the Royal Caribbean Special Voting Company and the P&O Princess Special Voting Company will exercise the votes attaching to the Royal Caribbean Special Voting Share and the P&O Princess Special Voting Share, respectively.

     The SVC Voting Deed is summarized under the heading "Summary of DLC Agreements -- SVC Voting Deed".

     Transfer of the Special Voting Share

     The Special Voting Companies will be prohibited from transferring the Special Voting Share held by them, or with any interest in or right attaching to the Special Voting Share, unless such transfer has been approved by the boards of Royal Caribbean and P&O Princess in their sole and absolute discretion and the transferee has agreed to be bound by the applicable SVC Voting Deed. The boards of Royal Caribbean and P&O Princess can require the Special Voting Companies to transfer the Special Voting Shares to a new person (nominated by the boards of Royal Caribbean and P&O Princess) if the SVC Voting Deed terminates or if they want to replace the trustee company owning the shares in the Special Voting Companies (which will, upon completion of the DLC merger, be The Law Debenture Trust Corporation P.L.C.).

     Remuneration of Special Voting Company

     It has been agreed that P&O Princess will pay the Royal Caribbean Special Voting Company fees and expenses incurred in the performance of its obligations under the DLC merger and that Royal Caribbean will pay the P&O Princess Special Voting Company fees and expenses incurred in the performance of its obligations under the DLC merger.

  DISCRETIONARY MATTERS

     The boards of Royal Caribbean and P&O Princess may:

        (a) decide to seek approval from shareholders for any matter that would not otherwise require such approval;

        (b) require any Joint Electorate Action to instead be approved as a Class Rights Action; or

        (c) specify a higher majority vote than the majority that would otherwise be required by applicable laws and regulations or by the relevant company's constitutional documents.

LIQUIDATION

     Under the Equalization and Governance Agreement, the amended Royal Caribbean Articles of Incorporation and the proposed P&O Princess Articles of Association, the provisions described below will apply on the insolvency of either or both companies. These provisions are intended to ensure that, as far as

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

practicable, the shareholders are treated equitably in the event of insolvency of either or both companies on the basis of the equalization ratio.

  ONE OR BOTH COMPANIES INSOLVENT

     If either or both of Royal Caribbean and/or P&O Princess goes into liquidation, Royal Caribbean and P&O Princess will make and receive such payments or take such other actions required to ensure that the holders of shares of each entity will, had each entity gone into liquidation on the same date, be entitled to receive a distribution which is equivalent on a per share basis in accordance with the equalization ratio then in effect, based on the prevailing U.S. dollar/British pound sterling exchange rate (or such other exchange rate agreed by the boards of Royal Caribbean and P&O Princess (or the liquidators of the relevant companies)) and ignoring any tax on, or tax benefit of, any shareholder. To establish the amount payable each company will determine the amount of assets (if any) it will have available for distribution on the date of liquidation (or notional date of liquidation) to shareholders after payment of all its debts and other financial obligations, including any tax costs associated with such payment and on any payments due on any preference shares ("Net Assets"). To the extent one company has greater Net Assets such that any liquidation distribution to its shareholders would not be equivalent on a per share basis (in accordance with the equalization ratio then in effect based on the applicable exchange rate but ignoring any tax on, or tax benefit of, a shareholder) to the amount that could be paid by the other company ("Equivalent Liquidation Payments"), the first company will pay or make a balancing payment (or take other balancing action described under "-- Balancing Action" below) in such amount as will ensure that, after payment of any tax liability in respect of the balancing payment or other action by the companies, both companies make Equivalent Liquidation Payments; provided always that neither company need make a balancing payment if it would result in no holders of Royal Caribbean shares of common stock or P&O Princess ordinary shares being entitled to receive any distribution of property or cash whatsoever.

  BALANCING ACTION

     In giving effect to the principle regarding a liquidation of Royal Caribbean and/or P&O Princess described under "-- One or Both Companies Insolvent" above, Royal Caribbean and P&O Princess shall take such action as may be required to give effect to that principle, which may include:

     (a)   making a payment (of cash or in specie) to the other company;

     (b) issuing shares (which may include the equalization share) to the other company or to holders of shares of the other company and making any distribution or return on such shares; or

     (c) taking any other action that Royal Caribbean and P&O Princess consider appropriate to give effect to that principle.

Any action other than a payment of cash by one company to the other shall require the prior approval of the boards of both companies.

TERMINATION OF THE EQUALIZATION AND GOVERNANCE AGREEMENT

     The Equalization and Governance Agreement may be terminated:

     (a) if either Royal Caribbean or P&O Princess has become a wholly-owned subsidiary of the other;

     (b) by mutual agreement of Royal Caribbean and P&O Princess, approved as a Class Rights Action; or

     (c) after all liquidation obligations, described under the heading "-- Liquidation" above, have been satisfied.

     In any other circumstances of termination of the DLC structure the boards of Royal Caribbean and P&O Princess will use their reasonable endeavors to agree on a termination proposal to be put to their shareholders which those boards consider to be equitable to both the holders of Royal Caribbean shares of common stock and the holders of P&O Princess ordinary shares, at the equalization ratio then in effect and
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

using a currency exchange rate agreed by the parties (or, failing which, an exchange rate determined by an independent accounting firm). If the boards of Royal Caribbean and P&O Princess cannot agree on the proposal to be put to their respective shareholders then each board will appoint an independent accounting firm to establish the value of its company as of the proposed date of termination. The two accounting firms will use the same principles of valuation. If the accounting firms fail to agree on each other's valuation for the other company, then a third independent accounting firm shall be appointed to finally determine the values of both companies. If the agreed/determined respective values of each company on a per share basis (using the applicable exchange rate) are not in a proportion that reflects the equalization ratio at the proposed date of termination then a balancing payment or other equivalent action agreed by the companies will be made by one company to the other as appropriate as will ensure that after payment of any tax liability by either company in respect of such balancing payment (or other action), such values are in a proportion that reflects the equalization ratio.

COMBINATION

     In any combination of Royal Caribbean and P&O Princess into a single non-dual-listed-company structure, the consideration to be received by the shareholders of the two companies will be calculated by reference to the equalization ratio then in effect.

PROPOSED AMENDMENTS TO THE CONSTITUTIONAL DOCUMENTS OF ROYAL CARIBBEAN AND P&O PRINCESS

     Various amendments are proposed to the existing Articles of Incorporation and By-Laws of Royal Caribbean and the existing Memorandum and Articles of Association of P&O Princess. These amendments are integral to the DLC merger structure and are meant, to the extent possible under Liberian and U.K. law, to harmonize the way in which the two companies are governed. Please see the section entitled "Certain Legal Information" for a discussion of such proposed amendments.

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

                   DESCRIPTION OF ROYAL CARIBBEAN'S BUSINESS

HISTORY AND DEVELOPMENT OF ROYAL CARIBBEAN

     Royal Caribbean International was founded in 1968. The current parent corporation, Royal Caribbean Cruises Ltd., was incorporated on July 23, 1985 in the Republic of Liberia under the Business Corporation Act of Liberia. The address of the principal executive offices is 1050 Caribbean Way, Miami, Florida 33132.

     Royal Caribbean is the world's second largest cruise company with 23 cruise ships that have approximately 47,366 berths.

BUSINESS OVERVIEW

  GENERAL

     Royal Caribbean operates two brands, Celebrity Cruises, which was acquired in July 1997, and Royal Caribbean International. Both brands offer a wide array of shipboard activities, services and amenities, including swimming pools, sun decks, beauty salons, exercise and massage facilities, gaming facilities, lounges, bars, show-time entertainment, retail shopping and cinemas. The Company's ships operate on a selection of worldwide itineraries that call on approximately 200 destinations in Alaska, Australia, the Bahamas, Bermuda, Canada, the Caribbean, Europe, the Far East, Hawaii, Mexico, New England, the Panama Canal, Scandinavia and South America. Royal Caribbean competes principally on the basis of quality of service, variety of itineraries and price.

  THE ROYAL CARIBBEAN INTERNATIONAL BRAND

     Royal Caribbean International serves the volume cruise vacation sector which the Company categorizes as the contemporary and premium segments. The brand operates 15 cruise ships with 33,046 berths, offering various cruise itineraries that range from two to 16 nights and call on destinations throughout the world.

     Royal Caribbean International's strategy has been to attract an array of vacationing consumers in the contemporary segment by providing a wide variety of itineraries and cruise lengths with multiple options for onboard dining, entertainment, and other onboard activities. Additionally, Royal Caribbean International offers a variety of shore excursions at each port of call. The Company believes that the variety and quality of Royal Caribbean International's product offering represent excellent value to consumers, especially to couples and families traveling with children. Because of the brand's extensive product offerings, the Company believes Royal Caribbean International is well positioned to attract new consumers to the cruise industry and to continue to bring past guests back for their next vacation. While the brand is positioned at the upper end of the contemporary segment, the Company believes that Royal Caribbean International's quality enables it to attract consumers from the premium segment as well, thereby achieving one of the broadest market coverages of any of the major brands in the cruise industry.

  THE CELEBRITY CRUISES BRAND

     Celebrity Cruises primarily serves the premium segment. Celebrity Cruises operates eight cruise ships with 14,320 berths and offers various cruise itineraries that range from five to 15 nights.

     Celebrity Cruises' strategy is to attract consumers who want an enhanced cruise vacation in terms of modern vessels, gourmet dining and service, extensive and luxurious spa facilities, large staterooms and a high staff-to-guest ratio. These are hallmarks of the premium cruise vacation segment, which is Celebrity Cruises' primary target. Celebrity Cruises also attracts consumers from the contemporary and luxury cruise categories. Celebrity Cruises is expanding its fleet to provide an increasing variety of itineraries and cruise lengths and therefore has a higher proportion of its fleet deployment in seasonal markets (i.e. Alaska, Bermuda, Europe and South America) than does the Royal Caribbean International brand.

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

OPERATING STRATEGIES

     Royal Caribbean's principal operating strategies are to:

     -  improve the awareness and market penetration of both brands,

     - continue to expand the Company's fleet with state-of-the-art cruise ships,

     - improve the Company's competitive position with respect to the quality and innovation of its onboard product,

     -  expand into new markets and itineraries,

     -  further expand the Company's international guest sourcing,

     - utilize sophisticated yield management systems (revenue optimization per berth),

     -  further improve the Company's technological capabilities, and

     - maintain strong relationships with travel agencies, the principal industry distribution system.

  BRAND AWARENESS

     Royal Caribbean continues to broaden the recognition of both the Royal Caribbean International brand and the Celebrity Cruises brand in the cruise vacation sector. Each brand has a distinct identity and marketing focus but utilizes shared infrastructure resources.

     The Company has positioned the Royal Caribbean International brand in the contemporary and premium segments of the cruise vacation sector. As such, Royal Caribbean International focuses on providing multiple choices to its guests through a variety of itineraries, accommodations, dining options, ship activities and shore excursions. Hallmarks of the brand include friendly and engaging service, modern ships, family programs, entertainment, health and fitness, and activities designed for guests of all ages.

     The Company has positioned the Celebrity Cruises brand in the premium segment of the cruise vacation sector. The brand is recognized for its gourmet dining, impeccable service, large staterooms, a high staff-to-guest ratio and luxurious spa facilities. In 1999 and 1998, Berlitz named Celebrity Cruises the highest rated premium cruise line in the large vessel category (over 1,000 berths).

  FLEET EXPANSION

     Currently, Royal Caribbean's combined fleet has an average age of approximately five years, which the Company believes is one of the youngest of any major cruise company. Based on the ships currently on order, by December 31, 2004, the Company's year-end capacity is expected to increase to 56,216 berths in the Royal Caribbean International and Celebrity Cruises fleets, and with 4,200 berths contributed to the southern European joint venture with P&O Princess, to a total of 60,416 berths.

     The Company's increased average ship size and number of available berths have enabled it to achieve certain economies of scale. Larger ships allow the Company to transport more guests than smaller ships without a corresponding increase in certain operating expenses. This increase in fleet size also provides a larger revenue base to absorb the Company's marketing, selling and administrative expenses.

     Royal Caribbean International. Founded in 1968, Royal Caribbean International was the first cruise line to design ships especially for warm water year round cruising. Royal Caribbean International operated a modern fleet in the 1970s and early 1980s, establishing a reputation for high quality. Between 1988 and 1992, the brand tripled its capacity by embarking on its first major capital expansion program.

     Royal Caribbean International committed to its second capital expansion program with orders for six Vision-class vessels, ranging in size from 1,804 to 2,000 berths, for delivery from 1995 through 1998. During this same period, Royal Caribbean International sold four of its original vessels because these ships were older in age and design and no longer consistent with its image and marketing strategy.

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

     Royal Caribbean International is currently engaged in its third capital expansion program. It placed Voyager of the Seas and Explorer of the Seas, the first two Voyager-class vessels, in service in November 1999 and October 2000, respectively. In October 2001, Royal Caribbean International took delivery of Adventure of the Seas. Royal Caribbean International has two additional Voyager-class vessels on order. These Voyager-class vessels are the largest cruise ships currently in existence and Royal Caribbean believes they are the most innovative passenger cruise ships ever built. Each ship is approximately 140,000 gross tons with 3,114 berths. This new class of vessels is designed to provide more diverse vacation options for families and for those seeking active sports and entertainment alternatives during their vacation experience.

     Royal Caribbean International took delivery of Radiance of the Seas, the first Radiance-class vessel, in March 2001. Royal Caribbean International has three additional Radiance-class vessels on order and options to purchase two more vessels. The Radiance-class vessels (approximately 90,000 gross tons each) are a progression from the brand's Vision-class series and have approximately 2,100 berths each. The Radiance-class ships incorporate many of the dining and entertainment options of the Voyager-class vessels, as well as offer a wide array of unique features.

     Celebrity Cruises. Celebrity Cruises was founded in 1990 and operated three ships between 1992 and 1995. Between 1995 and 1997, Celebrity Cruises undertook its first capital expansion program, adding three Century-class vessels which range in size from 1,750 to 1,850 berths and disposing of one of its original three vessels. Celebrity Cruises is currently engaged in its second capital expansion program and took delivery of Millennium, Infinity and Summit, the first three of the Millennium-class vessels, in June 2000, February 2001 and September 2001, respectively. Celebrity Cruises has one additional Millennium-class vessel (approximately 90,000 gross tons) on order which will have 2,034 berths.

     The Millennium-class ships are a progression from the Century-class vessels, which have been widely accepted in the premium segment of the marketplace. This new class of vessels builds on the brand's primary strengths, including gourmet dining, spacious staterooms and suites complete with balconies, luxurious spa facilities and impeccable service.

  PRODUCT INNOVATION

     Royal Caribbean recognizes the need for new and innovative onboard products and experiences for the Company's guests, which Royal Caribbean develops based on guest feedback, crew suggestions and competitive product reviews. Accordingly, the Company continues to invest in design innovations on new ships and additional product offerings on its existing fleet. Expanded dining options, recreational activities such as rock climbing and ice skating and the latest technology such as its Internet Cafe and interactive television are among the services currently offered.

     In March 2000, Royal Caribbean announced the creation of Royal Celebrity Tours, a new tour company, offering premium land tour programs in Alaska for guests traveling on ships operating under the Royal Caribbean International and Celebrity Cruises brands. The aim is to significantly enhance the Company's vacation products in Alaska. Programs began with the 2001 Alaska season.

  WORLDWIDE ITINERARIES

     Royal Caribbean ships operate worldwide with a selection of itineraries that call on approximately 200 destinations. New ships allow the Company to expand into new destinations, itineraries and markets. Royal Caribbean International offers the Exotic Destinations program which provides global cruise itineraries spanning four continents. For the third year in a row, the Company is deploying Celebrity Cruises vessels in the European market. Celebrity Cruises has also introduced Celebrity Voyages (SM), which offers 10 to 15-night itineraries throughout the Caribbean and South America. The Company continues to dedicate additional capacity to shorter itineraries with the implementation of four and five-night (5/5/4) cruises out of Ft. Lauderdale and San Juan and by establishing a Royal Caribbean International vessel year-round in Port Canaveral to provide three and four-night Bahamas cruises. In addition, both Royal Caribbean International and Celebrity Cruises are expanding their home ports with Galaxy in Baltimore in the summer, Zenith in

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

Tampa in the winter, Rhapsody of the Seas alternating between Galveston, Tampa and New Orleans, Grandeur of the Seas in New Orleans and Nordic Empress in Tampa and New Orleans.

  INTERNATIONAL GUESTS

     In connection with the Royal Caribbean's global expansion, international guests have provided an increasing share of its growth. International guests have grown from approximately 7% of total guests in 1991 to approximately 18% of total guests in 2000. One of the Company's strategies is to use fleet deployment and expanded itineraries to increase its guest sourcing outside North America. Over the past few years, the Company has increased its investment in information technology spending and increased its international advertising to enhance brand awareness worldwide. The Company carries out its international sales effort through its sales offices located in London, Frankfurt, Oslo and Genoa, and a network of 40 independent international representatives located throughout the world. The Company is also able to accept bookings in various currencies.

     In connection with the Company's international strategy, in July 2000 the Company entered into a multi-faceted strategic alliance with First Choice Holidays PLC, one of the United Kingdom's largest integrated tour operators. The Company also entered into a joint venture with First Choice Holidays PLC to launch a European cruise line.

     First Choice Holidays PLC now provides both brands with a significantly larger distribution base in the United Kingdom and access to First Choice Holidays PLC's significant retail outlets, operated under several well-known brand names, as well as use of its new distribution technology, including its unique interactive digital sales technology and online e-retail outlets. Royal Caribbean has provided First Choice Holidays PLC with special training and promotional material geared at increasing the distribution of both brands.

     This marketing alliance was solidified by the Company's investment of approximately $300 million in convertible preferred stock issued by First Choice Holidays PLC. If fully converted, its holding would represent approximately a 17% interest in First Choice Holidays PLC.

     Additionally, Royal Caribbean entered into a joint venture with First Choice Holidays PLC to launch a new cruise brand, Island Cruises, targeting the European vacation mass-market. Viking Serenade, a 1,512-passenger ship currently operating under the Royal Caribbean International brand, will be the first ship operated by Island Cruises has yet to be named. As part of the transaction, Viking Serenade will be renamed and offer itineraries out of the Mediterranean in summer and out of the Caribbean in winter. Operations are expected to begin in the spring of 2002.

     On November 19, 2001, Royal Caribbean and P&O Princess entered into a new southern European joint venture which will target customers primarily from Italy, France and Spain. Further details of the joint Venture Agreement are set out under the heading "The DLC Merger -- Description of the Joint Venture Agreement".

  REVENUE MANAGEMENT

     Royal Caribbean has developed what it believes to be the most sophisticated revenue management system in the industry, which enables the Company to take price, inventory and marketing actions to maximize revenue. The Company is continuously working to further refine the system through increased market segmentation, integration of other revenues into the model, and further automation of the decision process.

  TECHNOLOGICAL DEVELOPMENT

     Royal Caribbean has invested heavily in information technology to support its corporate infrastructure and guest and travel trade relations. The Company has now fully automated its pierside embarkation process, and has developed a corporate shoreside intranet as well as electronic ship-to-shore communication tools to improve its internal productivity. Both Royal Caribbean International and Celebrity Cruises have extensive websites that are world class marketing portals with consumer booking engines, providing access to millions
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

of Internet users throughout the world. The Company has also begun installing interactive televisions in guests' staterooms, enabling them to shop for shore excursions, select a dinner wine and monitor their onboard accounts. Other innovations include Royal Caribbean Online, which allows guests access to the Internet. For the trade, the Company has cruisingpower.com, a website dedicated to Internet communications with the travel community, and browser-based booking systems with three of the four principal global distribution systems. Royal Caribbean has also launched CruiseManager, an independent browser-based booking tool for the trade.

  TRAVEL AGENCY SUPPORT

     Almost all of the bookings for Royal Caribbean's ships are made by independent travel agencies and the Company is committed to supporting the travel agency community. The Company maintains a large sales support organization including a district sales team of approximately 130 members that supports both brands in North America. Royal Caribbean was the first cruise company to develop an automated booking system for the trade, CruiseMatch(R) 2000. This automated reservations system allows travel agents direct access to its computer reservation system to improve ease of bookings. More than 30,000 independent travel agencies worldwide can book cruises for both brands using CruiseMatch(R) 2000. Royal Caribbean's Customer Service Center uses state-of-the-art technology to help travel agents resolve guest service issues prior to sailing. The Company operates two reservation call centers, one in Miami, Florida and the other in Wichita, Kansas, thereby offering flexibility and extended hours of operations.

SALES, MARKETING AND GUEST SERVICES

     Royal Caribbean International has a comprehensive marketing program through which it positions itself as a provider of high quality, excellent value, all-inclusive cruise vacations. Royal Caribbean International's marketing strategy focuses on educating and enticing non-cruisers to the brand, while continuing to invite past guests to sail again.

     Celebrity Cruises pursues a comprehensive integrated strategic marketing program addressing both potential cruise guests as well as the travel trade. The Celebrity brand is currently in the process of implementing a new marketing strategy, the main objectives of which will be to increase the loyalty and repeat rates of experienced cruisers as well as to convert experienced cruisers from other brands to Celebrity.

     Royal Caribbean offers to handle travel aspects related to guest reservations and transportation, particularly arranging guest air transportation, which is one of the Company's important areas of operation. The Company has developed a new technology, EZ-Book, which enables an automated process of booking air travel at the lowest costs and preferred routing. Royal Caribbean maintains a comprehensive relationship with many of the major airlines ranging from fare negotiation and space handling to baggage transfer.

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OPERATIONS

  CRUISE SHIPS AND ITINERARIES

     Royal Caribbean operates 23 ships, under two brands, on a selection of worldwide itineraries ranging from two to 16 nights that call on approximately 200 destinations. The following table represents summary information concerning the Company's ships and their areas of operation based on 2002 itineraries (subject to change):

                                              YEAR VESSEL
VESSEL                                      ENTERED SERVICE   BERTHS        PRIMARY AREAS OF OPERATION
------                                      ---------------   ------        --------------------------
ROYAL CARIBBEAN INTERNATIONAL
  Brilliance of the Seas(3)...............          2002      2,100    Europe, Canada/New England, Southern
                                                                       Caribbean
  Adventure of the Seas...................          2001      3,114    Southern Caribbean
  Radiance of the Seas....................          2001      2,100    Pacific Northwest, Alaska, Southern
                                                                       Caribbean
  Explorer of the Seas....................          2000      3,114    Eastern & Western Caribbean
  Voyager of the Seas.....................          1999      3,114    Western Caribbean
  Vision of the Seas......................          1998      2,000    Panama Canal, Hawaii, Alaska,
                                                                       Mexican Riviera
  Enchantment of the Seas.................          1997      1,950    Eastern & Western Caribbean
  Rhapsody of the Seas....................          1997      2,000    Western Caribbean
  Grandeur of the Seas....................          1996      1,950    Southern Caribbean, Southern
                                                                       California, Mexico
  Splendour of the Seas...................          1996      1,804    Europe, South America
  Legend of the Seas......................          1995      1,804    Alaska, Hawaii, Australia
  Majesty of the Seas.....................          1992      2,354    Bahamas
  Monarch of the Seas.....................          1991      2,354    Western Caribbean
  Viking Serenade(1)(2)...................     1982/1991      1,512    Mexican Baja
  Nordic Empress..........................          1990      1,600    Caribbean, Bermuda
  Sovereign of the Seas...................          1988      2,276    Bahamas
CELEBRITY CRUISES
  Constellation(3)........................          2002      2,034    Europe, Caribbean
  Summit..................................          2001      2,034    Caribbean, Alaska
  Infinity................................          2001      2,034    Alaska, Southern Caribbean, Panama
                                                                       Canal, Hawaii
  Millennium..............................          2000      2,034    Caribbean
  Mercury.................................          1997      1,870    Alaska, South America, Caribbean
  Galaxy..................................          1996      1,870    Caribbean
  Century.................................          1995      1,750    Eastern & Western Caribbean
  Zenith..................................          1992      1,374    Bermuda, Western Caribbean, South
                                                                       America
  Horizon.................................          1990      1,354    Caribbean, Bermuda

---------------

(1) Indicates year placed in service and year redeployed after conversion to expand capacity.

(2) As part of the First Choice Holidays PLC transaction, ownership of Viking Serenade was transferred to the new joint venture, Island Cruises. Royal Caribbean International will continue to operate Viking Serenade under a charter agreement until early 2002.

(3)  Vessel is scheduled for delivery in 2002, but is not yet in service.

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

     Currently, the combined fleets of Royal Caribbean International and Celebrity Cruises have an average age of approximately five years, which Royal Caribbean believes is the youngest of any major cruise company.

     Royal Caribbean has six ships on order as follows:

                                                                    EXPECTED
VESSEL                                                           DELIVERY DATES     BERTHS
------                                                          ----------------    ------
ROYAL CARIBBEAN INTERNATIONAL
  Voyager-class:
     Navigator of the Seas..................................    1st Quarter 2003(1) 3,114
     Mariner of the Seas....................................    1st Quarter 2004(1) 3,114
  Radiance-class:(2)
     Brilliance of the Seas.................................    3rd Quarter 2002    2,100
     Serenade of the Seas(3)................................    4th Quarter 2003    2,100
     Jewel of the Seas(3)...................................    2nd Quarter 2004    2,100
CELEBRITY CRUISES
  Millenium-class:
     Constellation..........................................    2nd Quarter 2002    2,034

---------------

(1) The Company has signed a letter of intent, subject to the approval of the board of directors of Kvaerner-Masa Yards, which has not yet been given, for the delay of the deliveries of Navigator of the Seas and Mariner of the Seas to the dates set forth in this chart. The original date for delivery for Navigator of the Seas was the fourth quarter of 2002 and for Mariner of the Seas was the fourth quarter of 2003.

(2) The Company also has two options on Radiance-class vessels with delivery dates in the third quarters of 2005 and 2006

(3) These two ships are planned to be contributed to the new southern European joint venture with P&O Princess.

     The Voyager-class vessels are being built in Turku, Finland by Kvaerner-Masa Yards; the Radiance-class vessels are being built in Papenburg, Germany by Meyer Werft; and the Millennium-class vessel is being built by Chantiers de l'Atlantique in St. Nazaire, France.

  SHIPBOARD ACTIVITIES AND SHIPBOARD REVENUES

     Both brands offer modern fleets with a wide array of shipboard activities, services and amenities including swimming pools, sun decks, spa facilities (which include massage and exercise facilities), beauty salons, gaming facilities (which operate while the ships are at sea), lounges, bars, Las Vegas-style entertainment, retail shopping, libraries, cinemas, conference centers, and shore excursions at each port of call. While many shipboard activities are included in the base price of a cruise, additional revenues are realized from gaming, the sale of alcoholic and other beverages, the sale of gift shop items and shore excursions, photography and spa services. In addition, both Royal Caribbean International and Celebrity Cruises offer a catalogue and gift service to provide travel agents and others with the opportunity to purchase "bon voyage" gifts.

  SEASONALITY

     The Company's revenues are seasonal based on the demand for cruises. In recent years, demand has peaked during the summer.

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  GUESTS AND CAPACITY

     The following table sets forth the aggregate number of guests carried and the number of guests carried expressed as a percentage of the capacity of the Company's ships:

                                                                  YEAR ENDED DECEMBER 31,
                                                            -----------------------------------
                                                              2000         1999         1998
                                                            ---------    ---------    ---------
Number of Guests Carried................................    2,049,902    1,704,034    1,841,152
Occupancy Percentage....................................       104.4%       104.7%       105.2%

     In accordance with cruise industry practice, capacity is determined based on double occupancy per cabin even though some cabins can accommodate three or four guests; accordingly, a percentage in excess of 100% indicates that more than two guests occupied some cabins.

  CRUISE PRICING

     Royal Caribbean's cruise prices include a wide variety of activities and amenities, including meals and entertainment. Prices vary depending on the destination, cruise length, cabin category selected and the time of year the voyage takes place. Additionally, the Company offers air transportation as a service for guests that elect to utilize the air program. Royal Caribbean's air transportation prices vary by gateway and destination and are available from cities in the United States, Canada and Europe. Furthermore, the Company sells insurance which provides guests with coverage for trip cancellation, medical protection and baggage protection.

SUPPLIERS

     Royal Caribbean's largest purchases are for airfare, food and related items, advertising, fuel, port facilities, hotel supplies and products related to guest accommodations. Most of the supplies the Company requires are available from numerous sources at competitive prices. None of the Company's suppliers provided goods or services in excess of 10% of the Company's revenues in 2000.

INSURANCE

     Royal Caribbean maintains an aggregate of approximately $10 billion of insurance on the hull and machinery of its ships, which includes additional coverage for disbursements, earnings and increased value, which are maintained in amounts related to the value of each vessel. The coverage for each of the hull policies is maintained with syndicates of insurance underwriters from the British, Scandinavian, United States and other international insurance markets.

     Royal Caribbean maintains liability protection and indemnity insurance on each of its ships through either Assuranceforeningen GARD or the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited.

     Royal Caribbean maintains war risk insurance on each vessel through a Norwegian war risk insurance organization in an amount equal to the total insured hull value. This coverage includes physical damage to the vessel and protection and indemnity risks for which coverage would be excluded by reason of war exclusion clauses in the hull policies or rules of the indemnity insurance organizations.

     Royal Caribbean also maintains a form of business interruption insurance with its insurance underwriters in the event that a vessel is unable to operate during scheduled cruise periods due to loss or damage to the vessel arising from certain covered events which last more than a specified period of time. Insurance coverage is also maintained for certain events which would result in a delayed delivery of the Company's contracted new vessels, which the Company normally places starting approximately two years prior to the scheduled delivery dates.

     Insurance coverage for shoreside property, shipboard consumables and inventory and general liability risks are maintained with insurance underwriters in the United States and the United Kingdom. Royal

Caribbean has decided not to carry business interruption insurance for shoreside operations based on its evaluation of the risks involved and the protective measures already in place, as compared to the premium expense.

     All insurance coverage is subject to certain limitations, exclusions and deductible levels. In addition, in certain circumstances, Royal Caribbean co-insures a portion of these risks. Premiums charged by insurance carriers, including carriers in the maritime insurance industry, increase or decrease from time to time and tend to be cyclical in nature. The Company historically has been able to obtain insurance coverage in amounts and at premiums it has deemed to be commercially acceptable. The Company believes that, based on its historical experience, it will continue to be able to do so.

TRADEMARKS

     Royal Caribbean owns a number of registered trademarks relating to, among other things, the name "Royal Caribbean" and its crown and anchor logo, the name "Celebrity" and its "X" logo, and the names of its cruise ships. Royal Caribbean believes such trademarks are widely recognized throughout the world and have considerable value.

REGULATION

     All of the Royal Caribbean's ships are registered in Norway, Liberia, the Bahamas and Panama. Each ship is subject to regulations issued by its country of registry, including regulations issued pursuant to international treaties governing the safety of the ship and its guests. Each country of registry conducts periodic inspections to verify compliance with these regulations. In addition, ships operating out of United States ports are subject to inspection by the United States Coast Guard for compliance with international treaties and by the United States Public Health Service for sanitary conditions.

     Royal Caribbean's ships are required to comply with international safety standards defined in the Safety of Life at Sea Convention. The Safety of Life at Sea Convention standards are revised from time to time, and the most recent modifications are being phased in through 2010. The Company does not anticipate that it will be required to make any material expenditures in order to comply with these rules.

     In 1993, the Safety of Life at Sea Convention was amended to adopt the International Safety Management Code. The International Safety Management Code provides an international standard for the safe management and operation of ships and for pollution prevention. The International Safety Management Code became mandatory for passenger vessel operators such as Royal Caribbean on July 1, 1998.

     Royal Caribbean is also subject to various United States and international laws and regulations relating to environmental protection. Under such laws and regulations, Royal Caribbean is prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways.

     Royal Caribbean is required to obtain certificates from the United States Federal Maritime Commission relating to its ability to meet liability in cases of nonperformance of obligations to guests as well as casualty and personal injury. Under the Federal Maritime Commission's current regulations, the Company is required to provide a $15 million bond for each of Royal Caribbean International and Celebrity Cruises as a condition to obtaining the required certificates. The Federal Maritime Commission has proposed a revision to its regulations that would require the Company to significantly increase the amount of this bond based on the level of its customer deposits. The Company has indicated to the Federal Maritime Commission that it supports an increase in the bond amount and does not expect any revisions to the Federal Maritime Commission regulations to have a material effect on the Company.

     The Company is required to obtain certificates from the United States Coast Guard relating to the Company's ability to meet liability in cases of water pollution. Under the United States Coast Guard's current regulations, Royal Caribbean International and Celebrity Cruises are required to provide guarantees of approximately $123.5 million and $81.2 million, respectively, as a condition to obtaining the required certificates.

     Royal Caribbean believes that it is in material compliance with all the regulations applicable to its ships and that the Company has all licenses necessary to conduct its business. From time to time various other regulatory and legislative changes have been or may in the future be proposed that could have an effect on the cruise industry in general.

TAXATION OF ROYAL CARIBBEAN

     The following discussion of the application of the United States federal income tax laws to Royal Caribbean and to its subsidiaries prior to the implementation of the DLC merger is based on the current provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"); proposed, temporary and final Treasury Department regulations; administrative rulings; and court decisions. All of the foregoing are subject to change, and any change thereto could affect the accuracy of this discussion.

  APPLICATION OF SECTION 883 OF THE CODE

     See "The Combined Company -- Description of the Combined Company -- Taxation of the DLC Merger" above for a decision of the requirements of Section 883.

     In the opinion of Royal Caribbean's United States tax counsel, and based on the representations and assumptions set forth therein, Royal Caribbean, Celebrity Cruises Inc. and Royal Caribbean's vessel-owning subsidiaries qualify for the benefits of Section 883 because Royal Caribbean and each of those subsidiaries are incorporated in a qualifying jurisdiction and the Company's common stock is primarily and regularly traded on an established securities market in the United States or Norway. In addition, the Company believes that substantially all of its income is derived from or incidental to the international operation of a ship or ships. Any United States source income not so derived will be subject to United States taxation, but the Company believes that such income is not a material portion of its total income.

     Royal Caribbean's United States tax counsel expects Royal Caribbean to meet the ownership requirements of Section 883 in 2001 and beyond because (i) currently more than 50% of the Company's common stock is owned by persons who each own less than 5% of the value of such stock, directly or by attribution, and (ii) in any event, the regulations as ultimately finalized should permit identifiable direct 5% shareholders and indirect shareholders who hold their interests through 5% shareholders to count favorably toward the 50% test if they reside in qualifying jurisdictions, thereby increasing the margin by which the Company meets such test. Additionally, in May 2000, the Company's Articles of Incorporation were amended to prohibit any person, other than its two existing largest shareholders, from holding shares that give such person in the aggregate more than 4.9% of the relevant class or classes of its shares although under Liberian law this amendment may not be enforceable with respect to shares of common stock that voted against the provision or abstained from the vote. The proposed amendments to the Royal Caribbean Articles of Incorporation and By-Laws (described in more detail under the heading "Certain Legal Information") will continue to contain this restriction.

     There can be no assurance that the opinions of Royal Caribbean's United States tax counsel set forth above will be accepted by the Internal Revenue Service or the courts. Furthermore, Section 883 has been the subject of legislative modifications in past years that have had the effect of limiting its availability to certain taxpayers and there can be no assurance that future legislation or certain changes in the Company's stock ownership will not preclude it from obtaining the benefits of Section 883. At this time, however, there is no known limiting legislation pending before the United States Congress.

  TAXATION IN THE ABSENCE OF AN EXEMPTION UNDER SECTION 883 OF THE CODE

     In the event that Royal Caribbean, Celebrity Cruises Inc., or the Company's vessel-owning subsidiaries were to fail to meet the requirements of Section 883 of the Code, or if such provision were repealed, then, as explained below, such companies would be subject to United States income taxation on only a portion of their income.

     Since Royal Caribbean and Celebrity Cruises Inc. conduct a trade or business in the United States, Royal Caribbean and Celebrity Cruises Inc. would be taxable at regular corporate rates on Royal Caribbean's company taxable income (i.e., without regard to the income of Royal Caribbean's vessel-owning subsidiaries), from United States sources, which includes 100% of income, if any, from transportation which begins and ends in the United States (not including possessions of the United States), 50% of income from transportation which either begins or ends in the United States, and no income from transportation which neither begins nor ends in the United States. The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a United States port, but that calls on more than one foreign port, will derive United States source income only from the first and last legs of such cruise. Because there are no regulations or other Internal Revenue Service interpretations of these rules, the applicability of the transportation income source rules in the aforesaid favorable manner is not free from doubt. In addition, if any of the Company's earnings and profits effectively connected with the Company's United States trade or business are withdrawn or are deemed to have been withdrawn from the Company's United States trade or business, such withdrawn amount would be subject to a "branch profits" tax at the rate of 30%. The amount of such earnings and profits would be equal to the aforesaid United States source income, with certain generally minor adjustments, less income taxes. Finally, Royal Caribbean and Celebrity Cruises Inc. would also be potentially subject to tax on portions of certain interest paid by the Company at rates of up to 30%.

     If Section 883 of the Code were not available to a vessel-owning subsidiary, such subsidiary would be subject to a special 4% tax on its United States source gross transportation income, if any, each year because its income is derived from the leasing of a vessel and because it does not have a fixed place of business in the United States. Such United States source gross transportation income may be determined under any reasonable method, including ratios based upon (i) days traveling directly to or from United States ports to total days traveling; or (ii) the lessee's United States source gross income from the vessel (as determined under the source rules discussed in the preceding paragraph, and subject to the assumptions and qualifications set forth therein) to the lessee's total gross income from the vessel.

ORGANIZATIONAL STRUCTURE

     Royal Caribbean holds directly or indirectly all of the voting stock of the following significant subsidiaries and will continue to do so immediately following the DLC merger:

                                                              JURISDICTION OF
NAME                                                          INCORPORATION
----                                                          ---------------
Celebrity Cruise Lines Inc. ................................  Cayman Islands
Celebrity Cruises Holdings Inc. ............................  Liberia
Cruise Mar Shipping Holdings Inc. ..........................  Liberia
Celebrity Cruises Inc. .....................................  Liberia

DIRECTORS

     The Company refers you to Item 6 of its last annual report filed with the Securities and Exchange Commission on Form 20-F which is hereby incorporated by reference. The composition of Royal Caribbean's board of directors will be changed in connection with the DLC merger such that its members will be the same as those serving on P&O Princess's board of directors.

RECENT OPTION GRANTS

     Royal Caribbean grants stock options on a regular basis to employees throughout the organization, including to key shipboard employees. All such stock options are issued at the then current market price of the stock. The latest such grants of stock options were in October, 2001 and included, in the aggregate, grants of approximately 5,000,000 options to approximately 675 employees, including a grant of 450,000 options to Mr. Richard D. Fain.

CURRENT TRADING AND PROSPECTS

     The terrorist attacks of September 11, 2001 and their aftermath have had a dramatic impact on cruise bookings, as well as the entire tourism industry. In the weeks immediately following September 11, 2001 cancellations of existing bookings rose and there was a significant drop-off in new bookings. By early October, booking volume returned to normal levels, and for the past two months has been substantially higher than during the same period in 2000. In order to generate this demand, Royal Caribbean aggressively reduced prices on many sailings, particularly for near-term dates. Over the past six weeks we have seen a steadily improving trend in pricing. However, current pricing, especially for bookings in the first and second quarter of 2002, remains at levels below that of the prior year.

                     DESCRIPTION OF P&O PRINCESS'S BUSINESS

     P&O Princess is an international cruise vacation company, with operations in North America, the United Kingdom, Germany and Australia. It is a leading provider of cruises to Alaska, the Caribbean, Europe, the Panama Canal and other locations (principally South America, Africa, the South Pacific, the Orient and India).

HISTORICAL BACKGROUND

     P&O Princess was formed by the demerger, for the purposes of this section the "Demerger", of the cruise business of The Peninsular and Oriental Steam Navigation Company in October 2000. P&O Princess's cruise business has had over 150 years of maritime history. From established positions in the United Kingdom and Australian cruise sectors, P&O Princess improved its position in the North American cruise sector in the 1970s and 1980s through the acquisitions of Princess Cruises and Sitmar Cruises. Since the beginning of the 1990s, Princess Cruises has embarked on a policy of growth through new shipbuildings.

     In the United Kingdom, P&O Princess has a long history of passenger cruising which began in the 1840s and has included such well-known vessels such as the Canberra. P&O Princess has capitalized on the strength of the P&O Cruises brand with the successful introduction of three ships over the last six years, two of which have been built specifically for the British market.

     In 1999, P&O Princess entered the German cruise sector with the acquisition of a majority stake in AIDA Cruises, which in its first five years of operation has, according to commissioned third-party research, become the best known cruise product in Germany. In 2000, P&O Princess acquired the remainder of AIDA Cruises and also Seetours, which has over 40 years of experience in the German cruise and riverboat sector.

THE P&O PRINCESS FLEET

     P&O Princess operates a fleet of 18 cruise ships with an aggregate capacity of 27,370 berths. P&O Princess has an additional 8 ships on order, with an aggregate capacity of 17,520 berths, scheduled for delivery during the next three years. P&O Princess has announced the withdrawal of three ships from its fleet over the next four years with an aggregate capacity of 1,850 berths.

BRANDS AND PRODUCTS

     P&O Princess has some of the most widely recognized brands in the cruise industry. An overview of each brand is provided below.

  PRINCESS CRUISES

     Fleet deployment and market position

     Princess Cruises operates a fleet of 10 cruise ships under the Princess Cruises brand in North America. In 2000, Princess Cruises carried approximately 695,000 passengers. Princess Cruises' passengers come mainly from North America, but are also sourced from other markets, including the United Kingdom. Princess Cruises will take delivery of the Star Princess in January 2002. A list of the vessels in the fleet from January 2002, together with their Winter 2001/2002 and planned Summer 2002 deployment (taking account of recent deployment changes announced following the events on September 11, 2001) is shown in the table below.

                                                                                   DEPLOYMENT
                                                                            -------------------------
                                                                CAPACITY       WINTER        SUMMER
VESSEL                                      YEAR OF DELIVERY    (BERTHS)     2001/2002        2002
------                                      ----------------    --------    ------------    ---------
Pacific Princess..........................        1971              640     n/a(1)          Bermuda
Royal Princess............................        1984            1,200     Panama Canal    Europe
Crown Princess............................        1990            1,590     Exotics(2)      n/a(3)
Regal Princess............................        1991            1,590     Exotics(2)      Alaska
Sun Princess..............................        1995            2,020     Panama Canal    Alaska
Dawn Princess.............................        1997            2,000     Caribbean       Alaska
Grand Princess............................        1998            2,590     Caribbean       Caribbean
Sea Princess..............................        1998            2,010     Mexico          Alaska
Ocean Princess(4).........................        2000            2,020     Caribbean       Alaska
Golden Princess...........................        2001            2,600     Caribbean       Europe
Star Princess(5)..........................        2002            2,600     Mexico          Alaska
                                                                 ------
  Total...................................                       20,860
                                                                 ======

---------------

Notes:

(1) In September 2001, P&O Princess sold the vessel and chartered her back until the final quarter of 2002. The vessel has subsequently been withdrawn from service from November 2001 to May 2002.

(2)  Principally South America, Africa, the South Pacific, the Orient and India.

(3)  To be transferred to A'ROSA in the second quarter of 2002.

(4) To be redeployed to P&O Cruises in the U.K. in the fourth quarter of 2002 and renamed Oceana.

(5)  Due to enter passenger service in February 2002.

     Princess Cruises is the third largest cruise vacation brand in North America measured in terms of berths and is a leading provider of cruises to Alaska, Europe, the Panama Canal and other exotic locations (principally South America, Africa, the South Pacific, the Orient and India). P&O Cruises refers to these as the destination trades. Operating cruises to these destinations and providing suitable tour and shore excursion programs requires a complex supply and logistics organization, and Princess Cruises has extensive experience in providing this type of cruising. Princess Cruises is also a leading provider of cruises to the Caribbean, the largest trade in the North American cruise sector. In 2001, approximately 34% of Princess Cruises' capacity will be deployed in the Caribbean and Princess Cruises has offered year-round deployment in this trade for the first time.

     Princess Cruises also operates a private destination port of call known as "Princess Cays" on the Bahamian Island of Eleuthera which features retail outlets, watersports, beach and sports facilities, restaurants, bars and other amenities.

     Brand and product positioning

     In 1995 Princess Cruises introduced Sun Princess, the first of a class of vessels characterized by a high proportion of balcony cabins and a wide choice of dining, entertainment and other activities.

     Between 1997 and 2000, Princess Cruises introduced three sister ships to the Sun Princess, namely, Dawn Princess, Sea Princess and Ocean Princess. The Sun Princess class was followed in 1998 by the Grand Princess design that further developed and pioneered the concept of providing choice and a personalized experience for cruise passengers. Golden Princess, the first of four sister ships to Grand Princess, commenced operation in May 2001, and Star Princess, the second sister ship to Grand Princess is scheduled to commence passenger operation in February 2002.

     Most of Princess Cruises's vessels have multiple restaurants and 24-hour dining. In 2001, Princess Cruises enhanced the level of choice for the passenger through the introduction of new dining programs including true restaurant style dining ("Personal Choice Dining"). Personal Choice Dining differs from traditional cruise dining in that it enables passengers to dine when and with whom they like.

     The Princess Cruises fleet has a high proportion of cabins with balconies, with many standard cabins having balconies. The experience on board all the Princess Cruises vessels is intended to be one of quality and style, with an emphasis on fine food, quality entertainment, comfort and exceptional service. Princess Cruises has a customer awareness program called C.R.U.I.S.E. ("Courtesy, Respect, Unfailing in Service Excellence") which is designed to educate and motivate staff to provide the highest levels of customer service.

     The principal features of the Princess Cruises fleet are emphasized in the "Princess...where i belong" marketing campaign. It aims to create a sense of community, particularly among Princess Cruises' principal target customers.

     The quality of the Princess Cruises fleet has allowed Princess Cruises to retain a leading position in the destination trades of Alaska, Europe, the Panama Canal, and other exotic locations (principally South America, Africa, the South Pacific, the Orient and India), as well as to expand in the Caribbean trade.

     The cruise-tour experience

     Princess Cruises provides combined cruise and land based tours in Alaska. Princess Cruises also offers cruise tours in a variety of other locations worldwide, including the Orient, Africa, India, Australia and Europe.

     Princess Cruises is a leading Alaska cruise and cruise-tour operator. Princess Cruises offers cruise itineraries that extend far north into the Gulf of Alaska beyond Glacier Bay to locations such as College Fjord and Seward. From Seward, customers can choose from a large selection of land-based tours, including excursions into the Denali National Park and tours of the interior of Alaska. Princess Cruises also offers tours of the Canadian Rockies.

     Princess Cruises operates four lodges with a total of approximately 1,000 rooms located throughout Alaska. All of these properties are situated beside rivers and are the only properties that have been built to provide Princess Cruises's cruise tour passengers with a comfortable "wilderness lodge" experience. Recently Princess Cruises purchased property along the Copper River in the Wrangell-St. Elias region of Alaska on which it is building a fifth wilderness lodge to provide greater tour options for its cruise tour passengers. The Copper River Wilderness Lodge is currently under construction and is scheduled to open in mid-May 2002 with 86 rooms.

     Customers generally travel to these lodges by Princess Cruises' Midnight Sun Express ULTRA DOME rail cars which offer excellent all-around views of the terrain and mountains and a fine dining experience. Princess Cruises currently operates ten ULTRA DOME rail cars. Princess Cruises also employs a fleet of approximately 200 tour buses, which it uses to provide tours and transportation. Princess Cruises offers a variety of further recreation options to its customers that include hiking, horseback riding, river rafting, sightseeing and visits to local places of interest.

  P&O CRUISES

     Fleet deployment and market position

     P&O Princess operates a fleet of four cruise ships in the U.K. cruise sector under the P&O Cruises brand. In 2000, P&O Cruises carried approximately 135,000 passengers, sourced almost exclusively from the United Kingdom. P&O Cruises is the largest cruise operator by number of berths and is the largest provider of premium cruises in the United Kingdom. A list of the vessels in the fleet and their Winter 2001/2002 and planned Summer 2002 deployment is shown in the table below.

                                                                                   DEPLOYMENT
                                                                           --------------------------
                                                               CAPACITY         WINTER         SUMMER
VESSEL                                     YEAR OF DELIVERY    (BERTHS)       2001/2002         2002
------                                     ----------------    --------    ----------------    ------
Victoria(1)..............................        1966             700      Caribbean           Europe
Arcadia(2)...............................        1989           1,450      Caribbean           Europe
Oriana...................................        1995           1,830      Around the world    Europe
Aurora...................................        2000           1,870      Around the world    Europe
                                                                -----
  Total..................................                       5,850
                                                                =====

---------------

Notes:

(1) Victoria operated in the P&O Cruises (Australia) fleet from 1979 to 1982, the U.K. fleet from 1982 to 1986 and the Princess Cruises fleet from 1986 to 1991. In March 2001, this vessel was sold and chartered back until the final quarter of 2002.

(2)  Arcadia entered the U. K. fleet from the Princess Cruises fleet in 1997.

     P&O Cruises also acts as a general sales agent for Princess Cruises in the United Kingdom.

     Brand and product positioning

     P&O Cruises introduced Oriana in 1995 and Aurora in 2000, making it the only cruise operator to have recently designed and built new vessels exclusively for the United Kingdom cruise sector. These new, larger vessels have a wider choice of dining and entertainment options and a higher proportion of cabins with balconies than other ships specifically deployed in the U.K. cruise sector. They have enabled P&O Cruises to develop a modern style of cruising for the U.K. cruise sector, with a welcoming atmosphere and an emphasis on the attributes of "Britishness", "professionalism" and "style". Market studies indicate that these elements have appealed strongly to the British market and have further developed P&O Cruises' reputation for quality and reliability. P&O Princess believes that the more modern positioning has enabled P&O Cruises to increase its appeal to the younger and family segments as well as to older and more traditional U.K. customers.

     In order to maintain P&O Cruises' position as one of the largest and most modern fleets in the U.K., Ocean Princess will be transferred from North America to the U.K. in Autumn 2002 where she will be refitted and renamed Oceana.

  SWAN HELLENIC

     Swan Hellenic is a specialist cruise provider operating the cruise vessel Minerva in the U.K. "discovery cruise" segment with itineraries throughout Europe, India and the Orient. This product is intended to appeal to passengers seeking to discover more about the destinations they are visiting. During these cruises, experts give talks and demonstrations to enhance the discovery experience. Swan Hellenic has been able to achieve a premium pricing level for this product, and believes that this is mainly attributable to the specialist nature of the product and the inclusion of a program of excursions in the price of the vacation.

     In addition to its ocean cruises, Swan Hellenic operates expedition and yacht-style cruising under the brand "Clipper Voyages" in North America, Japan and China, Greenland, Caribbean, and Brazil and the Amazon, as well as river cruising on the Rhone, Danube, Main, and Rhine.

  SEETOURS

     P&O Princess's commercial identity in Germany is Seetours. This name has been associated with cruising in Germany for over 40 years and P&O Princess believes that it has strong levels of awareness within the travel agent community. Seetours markets the AIDA and A'ROSA brands to travel agents and provides other related services under the Seetours name. Seetours will also operate the Arkona cruise ship until its withdrawal from the fleet in the first quarter of 2002.

  AIDA

     Fleet deployment and market position

     AIDA Cruises operates one cruise ship, AIDAcara, in the German cruise sector under the AIDA brand and has a further two vessels on order which it expects to be delivered in the second quarter of 2002 and the second quarter of 2003. In 2000, AIDAcara carried approximately 44,000 passengers sourced almost exclusively from German-speaking countries (mostly Germany). AIDA provides European summer and Caribbean winter cruises.

     Brand and product positioning

     AIDAcara entered service in 1996 and was designed for and caters exclusively to German speaking passengers. AIDA's marketing is targeted at 20-50 year old package vacation customers who would otherwise typically take a land-based vacation. AIDA refers to AIDA's style and concept of cruising as "club cruising". Club cruising is a more casual but sophisticated cruise experience with an emphasis on lifestyle, informality, friendliness and activity. Spa areas and high quality, but informal, dining options characterize the experience on board the vessel.

  A'ROSA

     In July 2001, Seetours launched A'ROSA, a new German premium-segment consumer cruise brand in Germany with a destination-focused product in a German-speaking environment. The Crown Princess will be renamed A'ROSA BLU and refitted to meet German tastes and the requirements of the A'ROSA brand prior to joining the A'ROSA fleet in the second quarter of 2002. Regal Princess is expected to join her in 2004. In addition, Seetours has three river cruise vessels of 200 berths each on order, two of which, A'ROSA BELLA and A'ROSA DONNA, are to be delivered in Spring 2002 and the other in Spring 2003 and which will be operated under the A'ROSA brand.

  P&O CRUISES (AUSTRALIA)

     Fleet deployment and market position

     P&O Princess operates the cruise ship Pacific Sky in the Australian cruise sector under the P&O Cruises (Australia) brand and provides Sydney round trip itineraries lasting nine days or more. In 2000, P&O Cruises (Australia) carried approximately 37,000 passengers. P&O Cruises (Australia) is one of the leading operators in the Australian cruise sector and has the largest share of the Sydney round trip trade, which is the most popular type of cruise in the Australian cruise sector. The Pacific Sky is the most modern ship deployed full time in Australia.

     The Pacific Sky was redeployed from the North American cruise sector in November 2000, where she was formerly known as the Sky Princess. The vessel replaced the Fair Princess which was withdrawn from P&O Cruises' fleet in November 2000. Following these changes, P&O Cruises' total capacity deployed (measured by passenger cruise days) in Australia for the year 2001 is expected to increase by approximately 45% compared to 2000.

     Brand and product positioning

     P&O Cruises (Australia) provides contemporary cruises. The product is designed to appeal to Australians and to have a fun and youthful image and passengers' experience on board the vessel is intended to be casual and relaxed. P&O Cruises prices the product at a level which is intended to be affordable, accessible and good value for money.

     In addition, P&O Princess also owns P&O Travel, a business-to-business travel agency, which is also responsible for the purchasing of part of P&O Princess's air travel requirements.

  P&O PRINCESS FLEET

     The P&O Princess fleet consists of 18 cruise ships with an aggregate capacity of 27,370 berths. At December 31, 2001, P&O Princess's total fleet will have an average vessel age (weighted by berths) of 7.9 years and an average vessel size of approximately 1,520 berths.

     The majority of the P&O Princess fleet flies the British flag, known as the Red Ensign, and is registered in the United Kingdom or Bermuda. P&O Princess believes that ships flying the Red Ensign are expected to meet high standards for ship operation and crew training.

     The following table includes summary information concerning the ships and their registry, year of delivery, gross tonnage and capacity:

VESSELS                                                                                         CAPACITY
(BY CRUISE SECTOR)                               REGISTRY    YEAR OF DELIVERY   GROSS TONNAGE   (BERTHS)
------------------                               ---------   ----------------   -------------   --------
NORTH AMERICA
Pacific Princess(1)............................  U.K.              1971             20,000          640
Royal Princess.................................  U.K.              1984             45,000        1,200
Crown Princess(2)..............................  Bermuda           1990             70,000        1,590
Regal Princess(3)..............................  U.K.              1991             70,000        1,590
Sun Princess...................................  U.K.              1995             77,000        2,020
Dawn Princess..................................  U.K.              1997             77,000        2,000
Grand Princess.................................  Bermuda           1998            109,000        2,590
Sea Princess...................................  U.K.              1998             77,000        2,010
Ocean Princess(4)..............................  U.K.              2000             77,000        2,020
Golden Princess................................  Bermuda           2001            109,000        2,600

UNITED KINGDOM
Victoria(5)....................................  U.K.              1966             29,000          700
Arcadia........................................  U.K.              1989             64,000        1,450
Oriana.........................................  U.K.              1995             69,000        1,830
Minerva(6).....................................  Bahamas           1996             13,000          360
Aurora.........................................  U.K.              2000             76,000        1,870

GERMANY
Arkona(7)......................................  Liberia           1981             19,000          510
AIDAcara(8)....................................  Liberia(9)        1996             39,000        1,190

AUSTRALIA
Pacific Sky....................................  U.K.              1984             46,000        1,200
                                                                                                 ------
     Total.....................................                                                  27,370
                                                                                                 ======

---------------

Notes

(1)  Leased. Expected to be withdrawn from the fleet in October 2002.

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(2)  To be transferred to A'ROSA in the second quarter of 2002 and renamed
     A'ROSA BLU.

(3)  Expected to be transferred to A'ROSA in 2004.

(4) To be redeployed to P&O Cruises in the U.K. in the fourth quarter of 2002 and renamed Oceana.

(5)  Chartered. To be withdrawn from the fleet in the final quarter of 2002.

(6)  Chartered.

(7)  Chartered. To be withdrawn from the fleet in the first quarter of 2002.

(8)  Formerly "AIDA".

(9)  Expected to be registered in the U.K. in early 2002.

  VESSEL SAFETY AND RELIABILITY

     P&O Princess has introduced a number of features and measures on its ships operating in the North American and the United Kingdom cruise sectors to enhance the safety and protect the value of these vessels which surpass the operating and safety systems required by international laws and regulations. See "Regulation of the Cruise Industry" below. Such features include equipping ships with voyage event recorders and comprehensive back-up systems, the presence of which helps to reduce the likelihood of breakdowns or other interruptions. P&O Princess believes these features and measures have resulted in low unscheduled out-of-service periods for its fleet and P&O Princess has also received a number of awards for its environmental and safety policies.

  CRUISE SHIP CONSTRUCTION

     P&O Princess has embarked on a significant fleet expansion program with eight cruise ships on order.

     The following table provides information relating to the cruise ships on order.

                                        CAPACITY
VESSEL                                  (BERTHS)    YARD                         ESTIMATED DELIVERY DATE
------                                  --------    -------------------------    -----------------------
Star Princess.........................   2,600      Fincantieri                  First Quarter 2002
AIDAvita..............................   1,270      Aker Werft                   First Quarter 2002
Coral Princess........................   1,970      Chantiers de l'Atlantique    Fourth Quarter 2002
Unnamed...............................   1,270      Aker Werft                   First Quarter 2003
Island Princess.......................   1,970      Chantiers de l'Atlantique    Second Quarter 2003
Diamond Princess......................   2,670      Mitsubishi                   Third Quarter 2003
Sapphire Princess.....................   2,670      Mitsubishi                   Second Quarter 2004
Unnamed...............................   3,100      Fincantieri                  Second Quarter 2004

     No assurance can be made that the vessels under construction will be introduced into service by the estimated delivery date.

     As at September 30, 2001, the estimated total cost of these eight vessels, including the contract price with the shipyard, design and engineering fees and various owner supplied items and capitalized interest, was approximately $3.2 billion of which $0.5 billion had already been incurred prior to September 30, 2001. Of the remaining capital expenditure of $2.8 billion, $1.0 billion is due to be incurred in 2002, $0.9 billion in 2003 and the remainder in 2004.

     In addition to the vessels named above, P&O Princess has fixed price options with Chantiers de l'Atlantique to build two vessels of 1,970 berths each, for delivery between the end of 2004 and second quarter of 2005, and between the fourth quarter of 2005 and the second quarter of 2006, respectively. These vessels under option were originally due for delivery in 2004, but their delivery dates were extended this year when P&O Princess and the shipyard agreed to extend the expiry date of the options from July 2001 to July 2002. P&O Princess would not incur any costs if these options were not exercised and any amounts paid would be offset against other contractual obligations due to the shipyard.

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

     P&O Princess believes that its new vessels on order will further enhance its reputation for innovation and choice. These ships will incorporate systems to improve further the safety and reliability of vessels in the fleet and their design will incorporate leading environmental protection technology. The four vessels ordered from Mitsubishi and Chantiers de l'Atlantique will incorporate major parts of their propulsion systems, normally located in the vessel's engine rooms, in their funnels. This will reduce the size of the engine rooms and associated exhaust and other systems and release additional space for cabins and public area amenities.

     P&O Princess has diversified its sourcing for new vessels, having placed orders with five major shipyards throughout the world in the last four years, and is the first major cruise line to place an order in Asia with Mitsubishi Heavy Industries. P&O Princess believes that this will give it flexibility of supply in the future.

     With respect to its German operations, P&O Princess has three river cruise vessels of 200 berths each on order, two of which are to be delivered in Spring 2002 and the other in Spring 2003 and has an option for one further river cruise vessel to be delivered in Spring 2004.

CRUISE PRICING AND REVENUES

     P&O Princess derives its revenues from a number of sources. The principal sources of revenue are sales of P&O Princess's cruises, typically including air transportation to and from the cruise departure ports, tours and other related activities. Included within the price of a cruise is a wide variety of activities and amenities, including meals and entertainment, together with access to a variety of facilities such as swimming pools, theaters and nightclubs, cinemas, casinos, discos and health clubs. Cruise prices vary depending on the destination, cruise length, cabin category and the time of year the vacation takes place. P&O Princess also generally offers discounts as part of early booking program and other promotional activities. The prices of P&O Princess cruise-tours include the cruise, scheduled land tours, lodge accommodation and access to the lodge facilities and attractions. Prices of the lodge accommodation and land tours vary depending on the type and length of land tour and the time of year the vacation takes place. For Swan Hellenic, the cruise price also includes a full program of excursions.

     P&O Princess arranges air transportation as a service for customers who elect to use P&O Princess's air reservation services generally as part of a fly-cruise package. Air transportation prices can vary by gateway and destination.

     P&O Princess engages in yield management techniques across its cruise business to assist in pricing, inventory control and air routing. These techniques help P&O Princess to maximize revenues and vessel and lodge occupancy by projecting demand and allow P&O Princess to focus its direct marketing and promotional efforts. P&O Princess has developed and invested in sophisticated pricing and revenue management systems which P&O Princess believes enables it to react quickly to changes in market conditions.

     In addition to the prices of cruises, tours and air transportation, P&O Princess earns revenues from gaming in shipboard casinos, the sale of alcoholic and other beverages, the sale of gift shop items, photography products and services, spa products and services and shore excursions. While P&O Princess operates and manages most on-board activities itself, some are managed by independent concessionaires from whom P&O Princess collects a portion of their income or a fee.

     Shore excursions are provided at vessels' ports of call and include activities such as general sightseeing, walking and trekking, water activities and sports, visits to local attractions, and local boat and beach parties. Shore excursions and tour components of cruise tours are operated either by P&O Princess or by independent tour operators.

SALES RELATIONSHIPS AND MARKETING ACTIVITIES

     P&O Princess is a customer service driven company and continues to invest in its service organization to assist travel agents and customers. P&O Princess believes that its support systems and infrastructure are among the strongest in the cruise industry.

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

     P&O Princess sells its cruises and tours mainly through travel agents. These relationships are not exclusive and most travel agents also sell cruises and other vacations provided by P&O Princess's competitors. P&O Princess's policy towards travel agents is to train and motivate them to support its products with competitive sales and pricing policies and joint marketing programs. P&O Princess also uses a wide variety of marketing techniques, including websites, seminars and videos, to familiarize the agents with its cruise brands and products. In each of its principal markets, P&O Princess has familiarized the travel agency community with its cruise brands and products.

     Travel agents generally receive standard commissions of between 10% and 15% depending on location, volume of sales and other factors. Additional commissions may be earned if sales volume targets are achieved. Due to the complex nature of a cruise booking, commission rates earned by travel agents on cruise vacations are usually higher than commission rates on sales of airline tickets and hotel rooms.

     P&O Princess's investment in customer service has been focused on the development of systems and employees. P&O Princess has improved its systems within the reservations, quality assurance, and customer relationship management functions, emphasizing the continued support of the travel agency community while simultaneously developing greater contact and interactivity with its customer base. P&O Princess has extensive web sites for Princess Cruises and P&O Cruises, which provide access to information about its products to Internet users throughout the world. The Princess Cruises site provides a booking engine for travel agents and access to booking information for passengers with existing bookings, ship and wedding "web cams", and a shore excursion reservations system that enables passengers to book in advance of travel. P&O Princess also supports booking capabilities through all major airline CRS systems, including SABRE, Apollo and Worldspan.

     P&O Princess has also invested in its customer databases. The Princess Cruises passenger database contains information on over 7 million households. Over 2 million of these households contain people who have cruised with Princess Cruises. In the United Kingdom, the P&O Cruises passenger database contains information on over 0.6 million households.

     P&O Cruises in the United Kingdom has strengthened its direct marketing capabilities. In November 2000, P&O Princess became the first major cruise company in the United Kingdom to offer cruises for sale through an interactive digital television platform.

     P&O Princess has focused on staff training and development. The C.R.U.I.S.E. program in North America is a customer awareness program designed to educate and motivate shipboard staff to provide the highest levels of customer service. The program has been popular with employees, and P&O Princess believes it has contributed to the increased satisfaction levels of Princess Cruises customers over the last two years. In 2000, the C.R.U.I.S.E. program was extended to cover shore excursion staff in the Caribbean, Mexico and Alaska. In the United Kingdom, P&O Cruises has an equivalent C.R.U.I.S.E. program.

     Comprehensive marketing campaigns are also pursued by P&O Princess to market its brands to customers. The principal media used are magazine and newspaper advertisements and promotional campaigns.

SUPPLIERS

     Excluding the purchase of cruise ships, P&O Princess's largest outgoings are for airfare, agency commissions, food, beverage and hotel supplies, port charges, repairs and maintenance and fuel. P&O Princess also bears the costs of purchasing and developing hotel sites and related infrastructure investment in Alaska. The supplies that are required are generally available at competitive prices from a number of sources. Excluding contracts for the purchase of cruise ships, P&O Princess is not aware of any contract with suppliers upon which it is dependent or which is material to its business and profitability.

EMPLOYEES

     In 2000, P&O Princess employed an average of 3,567 staff in its corporate offices, hotels, travel offices and other shore side facilities and an average of 15,461 officers, crew and staff on its vessels. A significant

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

proportion of employees that work on P&O Princess's ships are unionized or are party to similar collective agreements. P&O Princess believes that its employee and union relations are good.

     P&O Princess sources the staff employed on vessels from around the world with the principal sources being the Philippines, India, the United Kingdom, Mexico, Italy and Eastern Europe. P&O Princess utilizes a number of manning agents in these countries to secure the required staff.

TRADEMARKS AND OTHER INTELLECTUAL PROPERTY

     P&O Princess and its subsidiaries own and have registered several trademarks, including the name "Princess" and some of the names of its cruise ships, and P&O Princess owns and is in the process of securing registrations for a number of other trademarks including "AIDA" and "Seetours". P&O Princess has also registered the domain name "princess.com", "princesscruises.com" and owns and has applied to register several other domain names. P&O Princess Cruises International Limited, a direct wholly-owned subsidiary of P&O Princess, and its affiliates have also been granted a licence by The Peninsular and Oriental Steam Navigation Company to use the P&O name and associated logos and other relevant trademarks and domain names. This licence will continue after completion of the DLC merger.

     P&O Princess believes that its principal trademarks are widely recognized in their respective marketplaces.

PROPERTIES

     P&O Princess owns or leases or has rights to use approximately 80 properties globally. Of these, the principal properties are the P&O Princess lodges and support facilities in Alaska and office facilities in Southampton and London, England and in several locations in the United States.

     Princess Cruises operates four Alaskan lodges, two situated adjacent to the Denali National Park, one in Kenai and one in Fairbanks. It owns each of these properties except for the land on which the Denali Princess Wilderness Lodge is located, for which it has a long-term ground lease that includes a right of first refusal on the freehold interest. Princess Cruises's Alaska hotels have a combined capacity of approximately 1,000 guest rooms and the lodges and surrounding land total approximately 220 acres. Princess Cruises recently purchased property along the Copper River in the Wrangell-St. Elias region of Alaska, on which it is constructing a fifth wilderness lodge.

     Princess Cruises' principal U.S. offices are located in newly-constructed office premises in California. The leases expire in 2013, with two five-year options to extend the term. Princess Cruises also leases office facilities in Seattle and Fort Lauderdale and additional offices and support facilities at several locations in Alaska. P&O Princess leases office facilities in Southampton and London which have remaining terms expiring between 2005 and 2016, except for one floor in the Southampton offices for which the lease, if not renewed, will expire in 2002.

INSURANCE

  GENERAL

     There are a number of risks associated with owning and operating vessels in international trade. P&O Princess maintains appropriate types and levels of insurance coverage for its vessels. Following the events of September 11, 2001, the availability of certain types of insurance may be affected. To date, P&O Princess has maintained the same insurance coverages and levels as prior to the incident and expects to continue to obtain coverage on terms that are commercially acceptable. All insurance policies are subject to limitations, exclusions and deductible levels. Premiums charged by both marine and non-marine insurers will likely be impacted by the losses to the direct and reinsurance markets regardless of the loss experience of individual insureds. We therefore expect higher premiums for upcoming insurance renewals, but anticipate continuing all appropriate types of insurance.

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

  HULL AND MACHINERY INSURANCE

     P&O Princess maintains marine hull and machinery insurance policies and associated marine insurance, including, in the case of total loss, coverage for increased value. Coverage is maintained with underwriters in various first class international insurance markets in the United Kingdom (Lloyd's and London companies), Scandinavia, United States, Japan, Germany and others.

     Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society that is a member of IACS. All of P&O Princess's vessels are currently certified as "in class" with an IACS member. These certifications have either been issued or endorsed within the last twelve months.

  PROTECTION AND INDEMNITY COVER

     Third-party liabilities in connection with P&O Princess's cruise activities are covered by entry in a P&I Club. P&I cover is available through mutual indemnity associations (clubs), the majority of which participate in the International Group of Protection and Indemnity Associations.

     Each of P&O Princess's vessels is entered in the U.K. P&I Club, whose members have entered more than 15% of the world's commercially operated vessels (as measured by gross tonnage), and is a member of the International Group of Protection and Indemnity Associations. P&O Princess's U.K. P&I Club entries cover legal, statutory and pre-approved contract liabilities, including liability and other related expenses of injury or death of crew, passengers or other third parties, medical treatment, repatriation, wreck removal and pollution. P&O Princess's U.K. P&I Club entry includes an extension of cover for Princess Cruises, P&O Cruises and P&O Cruises (Australia) for liabilities to passengers who have not yet sailed, but are intended to sail on a cancelled or delayed voyage. The extension also broadens the scope of vessel incidents covered by the entries.

  OTHER MARINE INSURANCE

     P&O Princess also maintains war risk insurance through the United Kingdom Mutual War Risks Association Ltd. War risk insurance includes coverage for the risk of confiscation, seizure, capture, vandalism, sabotage and other war related risks that are not covered under hull policies or rules of the protection and indemnity insurance organizations. While premiums are likely to increase at renewal, we anticipate the insurance will be available at appropriate limits and acceptable pricing.

     P&O Princess maintains loss-of-earnings insurance for the vessels in the Princess Cruises, P&O Cruise and P&O Cruises (Australia) fleets. In the event that one or more vessels are unable to operate due to certain covered events, this insurance policy pays for actual loss up to $50 million for any one occurrence. AIDAcara and Arkona have separate passage money insurance arrangements.

     P&O Princess maintains coverage for freight, defense and demurrage with the United Kingdom Freight Demurrage and Defence Association Limited. In addition, P&O Princess has obtained Delay in Delivery cover and Total Loss and Abandonment insurance for its next newbuilding, the Star Princess. The Delay in Delivery policy pays in the event that the ship or yard sustains loss or damage resulting in the delay of the vessel by more than 14 days.

  SHORESIDE PROPERTY

     P&O Princess has conventional insurance coverage for shoreside property, hotels, shipboard consumables and inventory and general liability risks, maintained with insurance underwriters in the United Kingdom, Germany and the United States. P&O Princess also maintains business interruption insurance for its shoreside businesses, as well as coverage for the extra expense of offices and hotels in the event of an interruption in business.

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

  THE ATHENS CONVENTION

     Current conventions in force in the United Kingdom applying to passenger ships are the Athens Convention relating to the Carriage of Passengers and their Luggage by Sea (1974), the 1976 Protocol to the Athens Convention and the Convention on Limitation of Liability for Maritime Claims. In 1999, the United Kingdom increased the limit of liability under the Athens Convention for any carrier whose principal place of business is in the United Kingdom. The United States has not ratified any Athens Convention Protocol. However, vessels flying the flag of a country that has ratified it may contractually enforce the 1976 Athens Convention Protocol for cruises that do not call at a U.S. port.

     The International Maritime Organization is currently reviewing the Athens Convention and its Protocol in light of the amendments to the Warsaw Convention concerning the carriage of passengers, luggage and goods by air. This review is likely to result in many revised provisions, including either an adjustment or an abolition of limitations.

TAXATION

     P&O Princess is tax resident in the United Kingdom.

     P&O Princess's ship owning and operating subsidiaries relating to the Princess Cruises brand are incorporated mainly in Bermuda and the United Kingdom. They are not subject to U.S. taxation on substantially all of their U.S. source shipping income by reason of Section 883 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") and, in the case of the U.K. resident companies, the U.K.-U.S. Income Tax Treaty. The U.K. ship owning / operating companies are subject to U.K. tax and have elected to enter the U.K. tonnage tax regime (see below) with effect from January 1, 2002.

     The non-U.K. Princess brand vessel owning and operating subsidiaries are in principle subject to the U.K.'s controlled foreign company ("CFC") legislation which would tax their profits in the U.K. However, these companies currently benefit from an exemption (the "Motive Test" exemption) to the CFC rules.

  U.S. TAXATION

     The following summary of the application of the U.S. federal income tax laws to P&O Princess and its subsidiaries, prior to the implementation of the DLC structure, is based on the current provisions of the Code, proposed, temporary and final Treasury Department regulations, the current U.K.-U.S. Income Tax Treaty, administrative rulings and court decisions, all as of the date of this document.

     Exemption Under Section 883

     See "The Combined Group -- Description of the Combined Group -- Taxation of DLC Merger" above for a discussion of the requirements for applicability of
Section 883.

     P&O Princess, and its vessel owning and operating subsidiaries, are and have been organized in countries that the U.S. Internal Revenue Service ("IRS") has recognized as having granted an equivalent exemption to U.S. corporations.

     In addition, the stock of P&O has been primarily and regularly traded on the London Stock Exchange applying the above criteria and the 5% Override Rule has not been applicable. As a result, P&O Princess should be able to satisfy the publicly-traded rules of Section 883(c).

     Based on the foregoing, P&O Princess believes that substantially all of the U.S. source shipping income earned by its subsidiaries would qualify for exemption from tax under Section 883. While qualification for exemption of a minor portion of U.S. source shipping income is not entirely free from doubt, P&O Princess believes that any U.S. federal income tax imposed on the non-exempt portion would not be material to P&O Princess as a whole.

     Section 883 has been the subject of legislative modifications in past years that have had the effect of limiting its availability to certain taxpayers and there can be no assurance that future legislation or changes in

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the ownership of P&O Princess's ordinary shares will not preclude P&O Princess from obtaining the benefits of Section 883. At this time, however, there is no known limiting legislation currently pending before the United States Congress.

     Even if the benefits of Section 883 were not available, the company and its U.K. resident subsidiaries would be likely to be able to avail themselves of the provisions of Article 8 of the U.S.-U.K. Income Tax Treaty described below.

     Exemption Under U.K.-U.S. Income Tax Treaty

     Article 8 of the U.K.-U.S. Income Tax Treaty provides substantially the same exemption (for U.K. resident companies) from tax for U.S. source shipping income as Section 883. Although the U.K.-U.S. Income Tax Treaty has been renegotiated and signed (though it still has not entered into force as it is still pending ratification both by the U.S. and U.K.), the provisions of Article 8, as renegotiated, are essentially the same as the provisions in the existing treaty.

     Taxation in the Absence of an Exemption under Section 883 or U.K.-U.S. Income Tax Treaty

     Shipping income that is attributable to transportation of passengers which begins or ends in the United States is considered to be 50% derived from United States sources. Shipping income that is attributable to transportation of passengers which begins and ends in foreign countries is considered 100% derived from foreign sources and not subject to U.S. federal income tax. Shipping income that is attributable to the transportation of passengers which begins and ends in the United States without stopping at an intermediate foreign port is considered to be 100% derived from United States sources. P&O Princess's subsidiaries do not engage in transportation that gives rise to 100% U.S. source income.

     The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a United States port, but that calls on more than one foreign port, will derive U.S. source income only from the first and last legs of the cruise. Because there are no regulations or other IRS interpretations of these rules, the applicability of the transportation income source rules in the aforesaid favorable manner is not free from doubt.

     In the event that P&O Princess were to fail, in part or in whole, to meet the requirements of Section 883 of the Code or Article 8 of the U.K.-U.S. Income Tax Treaty, then the subsidiaries' non-exempt U.S. source shipping income would be subject to the 4% of gross income tax regime of Section 887 (the "4% tax regime") or the net income and branch profits tax regimes of Section 882 and
Section 884 (collectively, the "net tax regime").

     The net tax regime is only applicable where the relevant foreign corporation has (or is considered to have) a fixed place of business in the United States that is involved in the earning of U.S.-source shipping income and substantially all of this shipping income is attributable to regularly scheduled transportation. Under the net tax regime, U.S.-source shipping income, net of applicable deductions, would be subject to a corporate tax of up to 35% and the net after-tax income would be potentially subject to a further branch tax of 30%. In addition, interest paid by these corporations (if any) would generally be subject to a 30% branch interest tax (or such lesser percentage as may be available under an applicable treaty). The foregoing 30% branch tax impositions would be inapplicable however to any U.K. corporation claiming exemption from tax under the current U.K.-U.S. Income Tax Treaty provided it was a "qualified resident" of the United Kingdom within the meaning of Section 884, or meets certain conditions outlined in the recently signed but not yet ratified U.K.-U.S. Income Tax Treaty.

     Under the 4% tax regime, which should be the tax regime applicable to vessel owning subsidiaries, the U.S. source shipping income of each of the vessel owning subsidiaries would be subject to a 4% tax imposed on a gross basis (without benefit of deductions). Under the 4% tax regime, the maximum effective rate of tax on shipping income of these subsidiaries attributable to transportation that begins or ends in the United States would not exceed 2%.

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  U.K. TONNAGE TAXATION

     An election has been made for qualifying companies within P&O Princess to enter the tonnage tax regime from January 1, 2002.

     Companies to which the regime applies pay corporation tax on profit calculated by reference to the net tonnage of qualifying vessels. Corporation tax will then not be chargeable under normal U.K. tax rules on companies' relevant shipping profits. The election will be for ten years and can be renewed on a rolling basis. For a company to be eligible for the regime, it must be within the charge to U.K. corporation tax and, among other matters, operate qualifying ships that are strategically and commercially managed in the United Kingdom. There is also a seafarer training requirement to which the tonnage tax companies are subject.

     On entry into the tonnage tax regime, all expenditures qualifying for tax depreciation not yet utilized for tax purposes relating to assets used for tonnage tax activities are transferred to a new "tonnage tax pool". Within the regime, proceeds of future disposals of ships owned at the time of entry into the regime, and which have previously been subject to U.K. corporation tax, are deducted from this new pool and any excess is taxable under normal U.K. corporation tax subject to taper relief over seven years or rollover relief against new expenditure on qualifying ships.

     Entry into the regime eliminates the need to provide for deferred tax on accelerated capital allowances currently used to offset profits that would otherwise be taxable.

     Relevant shipping profits which are excluded from normal corporation tax include income which is defined as relevant shipping income. Relevant shipping income includes income from the operation of qualifying ships and broadly from shipping related activities. It also includes dividends from foreign companies, which are subject to a tax on profits in their country of residence or elsewhere and the activities of which broadly would qualify in full for the U.K. tonnage tax regime if they were U.K. residents. In addition, more than 50% of the voting power in the foreign company must be held by one or more companies resident in an European Union Member State.

     P&O Princess's U.K. non-shipping activities that do not qualify under the U.K. tonnage tax regime, which are not forecast to be significant, remain subject to normal corporation tax.

  GERMAN AND AUSTRALIAN TAXATION

     The German brands and the Australian brands are operated by the U.K. operating subsidiary of P&O Princess. The profits from these activities will be subject to U.K. tonnage tax as of January 1, 2002 -- as set out above. The majority of the profits will be exempt from German and Australian corporation tax by virtue of the United Kingdom/Germany and United Kingdom/Australian double tax treaties. Part of the German profits arise from river cruises and other activities which do not constitute international shipping. To this extent, profits will be subject to German corporation tax. However, P&O Princess's management does not consider the German tax cost to be significant in P&O Princess as a whole.

  ITALIAN TAXATION

     For financial year 1995 an Italian subsidiary of P&O Princess made a claim for a tax allowance under the so-called Tremonti Law, reducing taxable profits in the year by just over two hundred and fifty billion Italian Lire. Qualification for the allowance is dependent on ownership of relevant assets. The subsidiary in question bare-boat chartered a vessel it owned to a fellow subsidiary. In December 2001, the Italian tax authorities submitted an assessment for tax of Euros 70,690,000 with penalties of Euros 70,524,000 on the grounds that the subsidiary had finance leased rather than chartered the vessel and therefore did not qualify for such an allowance. The board and its Italian Tax Advisors believe that the relevant contract was not a finance lease and that the allowance is due. No provision has been made in the accounts for this contingency.

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  REORGANIZATION OF PRINCESS BRAND NON-U.K. SUBSIDIARIES

     P&O Princess intends to consolidate the business of its non-U.K. resident Princess Cruises brand vessel owning and operating subsidiaries into a simplified structure.

     With respect to taxation in the U.K., it is intended that within P&O Princess there will be a new ship operating company which will fulfill the requirements of paragraph 49, schedule 22 of U.K. Finance Act 2000 ("Paragraph 49") which concerns the U.K.'s tonnage tax legislation. A company that qualifies under Paragraph 49 is automatically exempt from the U.K.'s CFC legislation and dividends from such a company will be able to be paid to its U.K. holding company if that company qualifies for U.K. tonnage tax without U.K. corporation tax applying to such dividends.

     If the new operating subsidiary does not qualify under Paragraph 49, any dividends paid into the United Kingdom. would be subject to corporation tax at 30% with a double tax credit for any foreign tax charged on the profits out of which the dividend was paid. At the same time, its entire profits would be subject to tax in the U.K., unless the company could obtain Motive Test exemption from the U.K.'s CFC legislation; P&O Princess believes this exemption should be applicable. In the absence of the CFC exemption, the taxable profits would be calculated taking into account the U.K.'s tax depreciation rules (capital allowances).

     Based on advice from its U.K. tax Advisers, P&O Princess and Royal Caribbean believe that the new operating subsidiary will qualify under Paragraph 49 and therefore be able to pay dividends into the U.K. on a tax free basis, however there can be no assurance that the relevant tax authorities will agree with such advice.

     With respect to taxation in the United States, it is intended that the new operating subsidiary will be organized in a foreign country that grants an equivalent exemption to U.S. corporations in order for the new operating subsidiary to claim benefits under Section 883.

REGULATION OF THE CRUISE INDUSTRY

  MARITIME REGULATIONS

     Government regulation materially affects the ownership and operation of P&O Princess's vessels. This governmental regulation includes international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels may operate, as well as in their country of registration. P&O Princess cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of its vessels.

     The most relevant maritime regulations for P&O Princess's business are those adopted by the International Maritime Organization. In particular, the International Maritime Organization adopted the Convention on Safety of Life at Sea or SOLAS Convention which imposes a variety of standards to regulate design and operational functions.

     Each ship is also subject to the regulations issued by its country of registry which conducts periodic inspections to verify compliance. Ships operating out of U.S. ports are also subject to inspection by the U.S. Coast Guard and by the U.S. Public Health Service.

     All of P&O Princess's vessels are subject to a program of periodic inspection by classification societies which conduct annual, intermediate, dry docking and class renewal surveys. A classification society conducts these surveys not only to ensure that vessels are in compliance with international conventions adopted by the flag state as well as domestic rules and regulations, but also to verify that a vessel has been maintained in accordance with the rules of the society and recommended repairs have been conducted satisfactorily.

     Additional or new conventions, laws and regulations may be adopted which could limit P&O Princess's ability to do business and which could have a material adverse effect on P&O Princess's business and results of operations.

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  PERMITS FOR GLACIER BAY, ALASKA

     In connection with certain of its Alaska cruise operations, Princess Cruises relies on concession permits from the U.S. National Park Service to operate its cruise ships in Glacier Bay National Park. Such permits must be periodically renewed and there can be no assurance that they will continue to be renewed or that regulations relating to the renewal of such permits, including preference or historical rights, will remain unchanged in the future.

     A decision of the Ninth U.S. Circuit Court of Appeals on February 23, 2001 concerning the failure on the part of the U.S. National Park Service in 1996 to prepare an environmental impact statement ("EIS") before increasing the number of cruise ship entry permits for Glacier Bay National Park, resulted in a number of permits for Glacier Bay being withdrawn, including two Princess Cruises permits for August 2001. Most of Princess Cruises permits were in effect prior to 1996 and so were not withdrawn.

     The U.S. National Parks Service has been directed by law to complete and issue an EIS by no later than January 1, 2004. The EIS is to be used to set the maximum level of vessel entries in Glacier Bay National Park. Until the new level of entries is set, the number of vessel entries into the Park remains the same as the number in effect during 2000. The outcome of the EIS may result in additional entry permits being withdrawn and it is possible, but not expected, that the EIS may result in certain existing permits being withdrawn. Any such reduction of permits is not expected to impact materially on P&O Princess's financial statements because attractive alternative destinations in Alaska can be substituted for Glacier Bay.

  OTHER ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

     P&O Princess is subject to various international, national, state and local environmental protection and health and safety laws, regulations and treaties that govern, among other things, employee health and safety, air emissions, water discharge, waste management and disposal and storage, handling, use and disposal of hazardous substances such as solvents, paints and asbestos.

     In particular, in the United States, the Oil Pollution Act of 1990 provides for strict liability for oil pollution or threatened oil pollution incidents in the 200-mile exclusive economic zone of the United States, subject to monetary limits. These monetary limits do not apply, however, where the discharge is caused by gross negligence or wilful misconduct of, or the violation of, an applicable regulation by a responsible party.

     In order to operate in U.S. waters, P&O Princess is also required to obtain Certificates of Financial Responsibility from the U.S. Coast Guard for each of its vessels. These certificates demonstrate P&O Princess's ability to meet removal costs and damages for an oil spill or a release of a hazardous substance up to the vessel's statutory strict liability limit.

     In the United States, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, more commonly known as Superfund, and its state counterparts provide that the owner or operator (including for the purpose of the statute, a bareboat charterer of a vessel) is strictly, jointly and severably liable for damages, removal costs and investigative expenses incurred in connection with the release of a hazardous substance. P&O Princess is named as a "potentially responsible party" under the Superfund laws at a site in California, although it believes that it has viable defenses in relation to this site and does not expect P&O Princess's liabilities under the Superfund laws in connection with this site to be material.

     In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

     Many countries have ratified and agreed to follow a stringent liability scheme concerning oil pollution adopted by the International Maritime Organization which, among other things, imposes strict liability for pollution damage subject to defenses and to monetary limits, which monetary limits do not apply where the spill is caused by the owner's actual fault or privity with the offending party, or the owner's intentional or reckless conduct. In jurisdictions that have not adopted the International Maritime Organization oil pollution

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liability scheme, various national, regional or local laws and regulations have been established to address oil pollution.

     If P&O Princess violates or fails to comply with environmental laws, regulations or treaties, it could be fined or otherwise sanctioned by regulators. Although P&O Princess has made, and will continue to make, capital and other expenditures to comply with environmental laws and regulations, P&O Princess does not expect these expenditures to be material in 2001 or 2002.

     From time to time, environmental regulators consider more stringent regulations which may affect P&O Princess's operations and its compliance costs. For example in April 2000, the U.S. Environmental Protection Agency or EPA launched a national review of the cruise ship industry's waste disposal practices and the quantity and content of waste discharges.

CURRENT TRADING AND PROSPECTS

     As reported with the third quarter results published on October 24, 2001 the booking pattern for the business was severely disrupted by the events of September 11, 2001. Since then P&O Princess has seen an improvement in bookings, with volumes now exceeding those of the same time a year ago, and prices showing some recovery, albeit remaining below those of a year ago.

     In North America, Princess Cruises' net booking volumes, having been negative for a period after September 11, 2001 with cancellations exceeding new bookings, did recover after a few weeks. They were then disrupted again by the anthrax scares and the commencement of military action in Afghanistan. Since the beginning of November, however, weekly net bookings have consistently exceeded those of the equivalent period 12 months earlier although cumulative advance bookings for 2002 still remain behind last year's levels at this time. Achieved yields have also increased, but remain below those being achieved on bookings a year ago.

     Bookings for the European and Australian businesses were also affected by the events of September 11, 2001 but less significantly than those in North America and with the effect principally being on cruises involving long distance flights. Booking volumes have recovered and are now in line with those of a year ago. Prices are mixed, but overall are close to last year's levels.

     The results for 2002 will be significantly influenced by the booking and pricing environment during the January to March period which is the key booking period for the summer trades, particularly for Princess Cruises.

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            RECOMMENDATION OF THE ROYAL CARIBBEAN BOARD OF DIRECTORS

BACKGROUND TO THE DLC MERGER

     Royal Caribbean and P&O Princess have always pursued strategies to develop and broaden their cruise product offerings. During the past few years, the senior management of both Royal Caribbean and P&O Princess regularly reviewed with their respective boards their companies' strategic objectives and the possible means of achieving those objectives. Both managements also updated their boards regularly on the changing structure and dynamics of the cruise industry on the overall vacation market.

     With these strategic objectives in mind, Mr. Richard D. Fain, Chairman and Chief Executive Officer of Royal Caribbean, met with Mr. Peter Ratcliffe, Chief Executive Officer of P&O Princess, during which meeting the possibility of a business combination between Royal Caribbean and P&O Princess was discussed. Following that conversation, certain senior executives of Royal Caribbean and P&O Princess held further telephone conversations and meetings in New York and Miami. On October 11, 2001, Royal Caribbean and P&O Princess signed a confidentiality and exclusivity letter that contemplated, among other things, the exchange of confidential information between them.

     Based on further discussions between Mr. Fain and Mr. Ratcliffe, both executives concluded that the changes and developments in their respective companies, and in the cruise industry generally, over the past several years (including the events of September 11, 2001 and its effect on the global vacation industry) had enhanced the opportunity for a strategic combination between the two companies. Over the ensuing days and weeks, Mr. Fain and Mr. Ratcliffe, together with senior executives from both companies and their outside advisors, continued to meet to explore the complementary strengths of the two companies and the possible benefits of a combination, along with the structure and terms of a potential combination.

     In addition, during the latter part of this period, the parties discussed the specific terms of a combination between the two companies. These discussions covered, among other things, the structure of the proposed combination as a dual-listed company merger, the terms of the draft Implementation Agreement, including the equalization ratio, the necessary amendments to each company's constitutional documents, senior management of the combined company, and required regulatory approvals. Concurrently, representatives of Royal Caribbean and P&O Princess separately discussed the possibility of a joint venture between the two companies targeting customers in southern Europe as an initial step to combine their operations.

     During this time the boards of directors of Royal Caribbean and P&O Princess each held meetings, at which their respective managements provided updates on the DLC merger discussions to date, the strategic implications and possible benefits and risks of the DLC merger structure and, generally, a business combination between the two companies. They were also briefed on the proposed joint venture. Royal Caribbean's management and its respective legal and financial advisors also discussed various other matters with its board relating to the structure and proposed terms of the proposed DLC merger and the Joint Venture Agreement. At the conclusions of these meetings, the boards of both companies authorized their respective managements to continue negotiating the terms of a definitive DLC merger and Joint Venture Agreement.

     Extensive meetings followed in London where both parties and their financial and legal advisors continued negotiating the terms of a definitive Implementation Agreement, including the exhibits thereto containing the various principles to govern the dual-listed companies, the necessary amendments to each company's constitutional documents, the Joint Venture Agreement and the initial business plan relating to the proposed joint venture.

     On the morning of November 18, 2001, the boards of directors of Royal Caribbean and P&O Princess each held a special meeting to consider the proposed DLC transaction and the proposed joint venture. At the Royal Caribbean board meeting Royal Caribbean's financial advisor, Goldman Sachs, delivered its oral opinion (subsequently confirmed by a written opinion dated as of November 19, 2001) that, as of the date of its opinion and subject to the matters and assumptions set forth in its opinion, the equalization ratio of 3.46386 ordinary shares of P&O Princess to one share of common stock of Royal Caribbean, as that ratio may be adjusted pursuant to the Implementation Agreement, was fair from a financial point of view to the

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Royal Caribbean common shareholders. Following deliberations, each board of directors unanimously approved the DLC merger subject to satisfactory finalization of the Implementation Agreement, including the exhibits thereto, the necessary amendments to the constitutions of the two companies, the Joint Venture Agreement and the initial business plan relating to the joint venture, and negotiation and implementation of the related agreements and the transactions contemplated by those agreements and unanimously resolved to recommend that their respective shareholders vote to approve the DLC merger and the related documents and transactions.

     Following further negotiations on November 18 and 19, 2001, Mr. Fain and Mr. Ratcliffe executed the Implementation Agreement and the Joint Venture Agreement on November 19, 2001 on behalf of each of Royal Caribbean and P&O Princess, respectively. Early the following morning, Royal Caribbean and P&O Princess issued a joint press release announcing the proposed DLC merger of the two companies.

     Subsequent Events

     On December 16, 2001, the board of directors of P&O Princess announced that Carnival Corporation ("Carnival") had conveyed its interest in a possible transaction for P&O Princess. Carnival's proposal was subject to nine pre-conditions, including regulatory and financing. After having carefully considered Carnival's proposal and reviewed it with its financial and legal advisors, the board of directors of P&O Princess concluded that the proposed DLC merger with Royal Caribbean remained the most attractive alternative for P&O Princess shareholders and the board of P&O Princess confirmed that it continued to recommend the DLC merger with Royal Caribbean. On December 19, 2001, P&O Princess made a subsequent announcement reaffirming the commitment of the board of P&O Princess to the DLC merger with Royal Caribbean and stating that the board of directors of P&O Princess remained convinced that the merger had already and would continue to create significant value for its shareholders. It was stated in that announcement that the board of P&O Princess continues to believe that Carnival's recent proposal contains too many pre-conditions to be recommended to its shareholders and that it would not be as favorable financially and would face greater execution risk than the agreed DLC merger with Royal Caribbean.

CONSIDERATIONS OF THE ROYAL CARIBBEAN BOARD OF DIRECTORS

     At its meeting on November 18, 2001, Royal Caribbean's board of directors unanimously:

     - determined that the DLC merger, including the draft Implementation Agreement, the proposed amendments to Royal Caribbean's existing Articles of Incorporation and By-Laws and the related transactions, is in the best interests of Royal Caribbean and its shareholders,

     - approved the Implementation Agreement, the DLC merger and the related transactions, and

     - determined to recommend that the shareholders of Royal Caribbean approve the Implementation Agreement and the proposed amendments to Royal Caribbean's existing Articles of Incorporation.

     In approving the transaction and making these recommendations, Royal Caribbean's board of directors consulted with Royal Caribbean's management as well as its outside legal counsel and financial advisor, and it carefully considered the following material factors:

     - all the reasons described above under the heading "The DLC Merger -- Our Reasons for the DLC Merger", including the near- and longer-term synergies and productivity improvements expected to be available to the combined company,

     - information concerning the business, assets, capital structure, financial performance and condition and prospects of Royal Caribbean and P&O Princess, focusing in particular on the quality of P&O Princess's assets and the compatibility of the two companies' operations,

     - current and historical prices and trading information with respect to each of Royal Caribbean's and P&O Princess's common stock and ordinary shares, respectively,

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     -  the possibility, as alternatives to the DLC merger, of pursuing an acquisition of or a business combination or joint venture with an entity other than P&O Princess,

     - the anticipated increasing worldwide competition in the travel and leisure industry, and the effect of the incidents on September 11, 2001 on the travel and leisure industry in general and the cruise industry in particular,

     - the composition and strength of the expected senior management of the combined company and the familiarity of the companies and their similar corporate cultures,

     - the likelihood of an improvement in the competitiveness of the combined company beyond that which Royal Caribbean could achieve on its own,

     - the opinion of Goldman Sachs to Royal Caribbean's board of directors that, as of the date of its opinion and subject to the matters and assumptions set forth in that opinion, the equalization ratio was fair to Royal Caribbean's shareholders from a financial point of view. See "-- Opinion of Royal Caribbean's Financial Advisor" below,

     - the challenges of combining the businesses of two major corporations of this size and the attendant risks of not achieving the expected cost savings, other financial and operating benefits or improvement in earnings and of diverting management focus and resources from other strategic opportunities and from operational matters for an extended period of time,

     - that, while the DLC merger is likely to be completed, there are risks associated with obtaining necessary approvals, and, as a result of certain conditions to the completion of the DLC merger, it is possible that the DLC merger may not be completed even if approved by shareholders. See Annex A to this proxy statement and the information contained under the heading "The DLC Merger -- Implementation of the DLC Merger -- Conditions Precedent", and

     - the terms and structure of the DLC merger and the terms and conditions of the Implementation Agreement, including the equalization ratio for the DLC merger, the size of the termination fees and the circumstances in which they are payable and the ability of both companies to negotiate with third parties that make acquisition proposals and to accept superior proposals. See Annex A to this proxy statement and the information contained under the headings "The DLC Merger -- Implementation of the DLC Merger -- Conditions Precedent" and "Summary of DLC Agreements -- The Implementation Agreement -- Termination".

     In view of the number and wide variety of factors considered in connection with its evaluation of the DLC merger and the complexity of these matters, Royal Caribbean's board of directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In addition, the board of directors did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to the board of directors' ultimate determination or assign any particular weight to any factor, but conducted an overall analysis of the factors described above, including through discussions with and questioning of Royal Caribbean's management and management's analysis of the proposed DLC merger based on information received from Royal Caribbean's legal, financial and accounting advisors. In considering the factors described above, individual members of Royal Caribbean's board of directors may have given different weight to different factors. Royal Caribbean's board of directors considered all these factors together and, on the whole, considered them to be favorable to, and to support, its determination.

     Recommendation of Royal Caribbean's Board of Directors

     ROYAL CARIBBEAN'S BOARD OF DIRECTORS BELIEVES THAT THE DLC MERGER IS IN THE BEST INTERESTS OF ROYAL CARIBBEAN'S SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT ITS SHAREHOLDERS VOTE "FOR" THE PROPOSALS LISTED ON PAGE 123.

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OPINION OF ROYAL CARIBBEAN'S FINANCIAL ADVISOR

     On November 18, 2001, Goldman Sachs delivered an oral opinion to the board of directors of Royal Caribbean (subsequently confirmed by delivery of a written opinion, dated as of November 19, 2001) to the effect that, as of the date of its opinion and subject to the matters and assumptions set forth in its opinion, the equalization ratio of 3.46386 ordinary shares of P&O Princess to one share of common stock of Royal Caribbean, as that ratio may be adjusted pursuant to the Implementation Agreement, was fair from a financial point of view to the holders of shares of common stock of Royal Caribbean.

     THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED AS OF NOVEMBER 19, 2001, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY GOLDMAN SACHS IN CONNECTION WITH THE OPINION, IS ATTACHED AS ANNEX C AND IS INCORPORATED BY REFERENCE IN THIS DOCUMENT. ROYAL CARIBBEAN SHAREHOLDERS SHOULD READ THE OPINION IN ITS ENTIRETY.

     In connection with its opinion, Goldman Sachs reviewed, among other things:

     -  the Implementation Agreement;

     - annual reports to stockholders and annual reports on Form 20-F of Royal Caribbean for the five years ended December 31, 2000 and of P&O Princess for the year ended December 31, 2000;

     - various interim reports to stockholders and shareholders and quarterly reports on Form 6-K of Royal Caribbean and P&O Princess, respectively;

     - various other communications from Royal Caribbean and P&O Princess to their respective stockholders and shareholders; and

     - various internal financial analyses and forecasts for Royal Caribbean and P&O Princess prepared by their respective managements, including various cost savings and operating synergies projected by the managements of Royal Caribbean and P&O Princess to result from the DLC merger and related transactions contemplated by the Implementation Agreement.

     Goldman Sachs also held discussions with members of the senior management of Royal Caribbean and P&O Princess regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions contemplated by the Implementation Agreement and the past and current business operations, financial condition and future prospects of Royal Caribbean and P&O Princess. In addition, Goldman Sachs:

     - reviewed the reported price and trading activity for Royal Caribbean common stock and P&O Princess ordinary shares;

     - compared financial and stock market information for Royal Caribbean and P&O Princess with similar information for the securities of other publicly traded companies;

     - reviewed the financial terms of recent business combinations in the travel industry specifically, and in other industries generally; and

     - performed other studies and analyses that Goldman Sachs considered appropriate, including a contribution analysis and an accretion/dilution analysis.

     Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting and other information that was discussed with or reviewed by it, and Goldman Sachs assumed the accuracy and completeness of this information for purposes of rendering its opinion. Goldman Sachs assumed, with the consent of the board of directors of Royal Caribbean, that the internal financial forecasts, including various cost savings and operating synergies, prepared by the managements of Royal Caribbean and P&O Princess were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Royal Caribbean and P&O Princess and that those cost savings and operating synergies will be realized in the amounts and time periods contemplated thereby.

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     Goldman Sachs confirmed its understanding that its opinion is not an independent expert's report, and that it was not requested to make, and did not make, an independent evaluation or appraisal of the assets and liabilities of Royal Caribbean or P&O Princess or any of their respective subsidiaries, nor was it furnished with any such evaluation or appraisal. In connection with its opinion, Goldman Sachs noted that, pursuant to the Implementation Agreement, a single economic enterprise will be created through the establishment of a dual-listed company structure involving Royal Caribbean and P&O Princess. Goldman Sachs was advised by Royal Caribbean that to effect the dual-listed company structure, Royal Caribbean and P&O Princess will create, through contractual arrangements and constitutional provisions, the equivalent of a single economic enterprise while remaining separate legal entities with separate stock exchange listings. Goldman Sachs was instructed by Royal Caribbean to assume for purposes of its opinion that the contemplated dual-listed company structure will result in the effective equivalent of a combination by merger with no material differences, from a financial point of view, after taking into account the equalization ratio, in the rights of outstanding shares of Royal Caribbean common stock and P&O Princess ordinary shares, and that the agreements to be executed and the constitutional provisions to be adopted based on the principles set forth in the exhibits to the Implementation Agreement will be consistent in all material respects with those principles. Goldman Sachs was informed by Royal Caribbean that if a bankruptcy or similar event involving one or both of Royal Caribbean or P&O Princess occurs, those agreements and constitutional provisions may be subject to interpretation by regulatory or court authorities and the application and interpretation of relevant bankruptcy or other laws, which may result in an outcome that differs from the foregoing assumption.

     With the consent of the board of directors of Royal Caribbean, Goldman Sachs relied upon the advice Royal Caribbean received from its legal counsel and tax advisors as to all legal and tax matters in connection with the DLC merger and related transactions contemplated by the Implementation Agreement. Goldman Sachs also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the DLC merger would be obtained without any adverse effect on Royal Caribbean or P&O Princess or on the expected benefits of the DLC merger. Goldman Sachs also did not express any opinion as to the prices at which the Royal Caribbean common stock and the P&O Princess ordinary shares may trade following the consummation of the DLC merger and Goldman Sachs noted that those shares may trade on a relative basis that differs from that implied by the equalization ratio.

     Goldman Sachs provided its advisory services and opinion for the information and assistance of the board of directors of Royal Caribbean in connection with its consideration of the DLC merger and related transactions contemplated by the Implementation Agreement. GOLDMAN SACHS' OPINION DOES NOT CONSTITUTE A RECOMMENDATION AS TO HOW ANY HOLDER OF SHARES OF ROYAL CARIBBEAN COMMON STOCK SHOULD VOTE WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THE IMPLEMENTATION AGREEMENT.

     Goldman Sachs, as part of its investment banking business, is continually engaged in preparing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements and financial analyses for estate, corporate and other purposes. Goldman Sachs is familiar with Royal Caribbean having provided investment banking services to it from time to time, including having acted as co-manager of a public offering of 10,800,000 shares of Royal Caribbean common stock in September 1999 and co-manager of a public offering of $500 million aggregate principal amount of 8.750% senior unsecured notes due February 2011 of Royal Caribbean in January 2001, having acted as its financial advisor in connection with its investment in shares of convertible preferred stock of First Choice Holidays plc in July 2000 and its financial advisor in connection with, and participated in certain of the negotiations leading to, the Implementation Agreement.

     Goldman Sachs provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of Royal Caribbean and P&O Princess for its own account and for the accounts of customers.

     Pursuant to a letter agreement dated October 4, 2001, Royal Caribbean engaged Goldman Sachs to act as its financial advisor in connection with a possible merger of equals, dual listed structure, merger,

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consolidation, and/or some other form of joint venture or business combination between Royal Caribbean and P&O Princess. Under the terms of that letter agreement, Royal Caribbean has agreed to pay Goldman Sachs customary fees, the principal portion of which is payable upon consummation of the transaction. Royal Caribbean also has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against various liabilities, including liabilities under the federal securities laws.

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                           SUMMARY OF DLC AGREEMENTS

     The following are summaries of the principal DLC agreements to be entered into by Royal Caribbean upon completion of the DLC merger.

THE IMPLEMENTATION AGREEMENT

     The following is a summary of the material terms of the Implementation Agreement. The summary is qualified in its entirety by reference to the complete text of the Implementation Agreement, a copy of which is attached as Annex A and incorporated by reference. The Implementation Agreement should be read in its entirety for a more complete description of the matters summarized below.

     The Implementation Agreement governs the implementation of the DLC merger and stipulates the conditions precedent which must be satisfied or waived by Royal Caribbean and P&O Princess prior to completion of the DLC merger. It is dated as of November 19, 2001.

     As well as the provisions set out under the heading "The DLC Merger -- Implementation of the DLC Merger -- The Implementation Agreement", key provisions include:

     (a)   Transactions to be effected at completion of the DLC merger

        At or prior to the completion of the DLC merger, Royal Caribbean and P&O Princess shall, amongst other things:

        (1) enter into the Equalization and Governance Agreement, the SVC Voting Deed and the Deed Poll Guarantees;

        (2) effect the amendments to their respective constitutional documents, as described under the heading "Certain Legal Information";

        (3)   issue their respective Special Voting Shares;

        (4) appoint, and procure the resignations of, such persons as are necessary to ensure that the board of each company comprises the same persons; and

        (5) appoint Mr. Richard D. Fain as Chairman and Chief Executive Officer, and Mr. Peter Ratcliffe as Managing Director and Chief Operating Officer, of each of Royal Caribbean and P&O Princess.

     (b)   Conditions Precedent

        The conditions precedent which remain to be satisfied at the date of this document are set out under the heading "The DLC Merger -- Implementation of the DLC Merger -- Conditions Precedent".

     (c)   Conduct of Business

        Each of Royal Caribbean and P&O Princess have undertaken customary covenants that place restrictions on it and its subsidiaries until completion of the DLC merger. In general, Royal Caribbean and its subsidiaries and P&O Princess and its subsidiaries are required to conduct their respective businesses in the usual, regular and ordinary course and to use their reasonable best efforts to preserve materially intact their business organizations and present lines of business, to maintain commercially reasonable insurance, to maintain their material rights and franchises and preserve their existing material relationships with third parties. Royal Caribbean and P&O Princess may, nevertheless, undertake the following actions: internal reorganizations that are not reasonably likely to have a material adverse effect on the company undertaking such reorganization, the purchase, sale or charter of any vessels or amendment to or termination of existing ship-build contracts, making other acquisitions or investments for consideration, when offset against any

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        divestments, not to exceed $500 million in the aggregate, and making any divestments the net proceeds of which do not exceed $500 million.

        Royal Caribbean and P&O Princess have also agreed to various specific restrictions that are substantially reciprocal relating to the conduct of their respective businesses. These restrictions relate to, among other things, amendments to constitutional documents, issuances of shares, changes in capitalization, payment of dividends, incurrence of indebtedness and the entering into of non-competition agreements.

        The parties have also agreed to adjust the equalization ratio in the manner provided in the Equalization and Governance Agreement for all actions occurring prior to the effective time of the DLC merger that would require an automatic adjustment if such agreement were in force during such period, except that there will be no adjustments for regular dividends declared prior to the effective time.

     (d)   Information and Cooperation

        The Implementation Agreement contains mutual covenants relating to cooperation and consultation with respect to necessary filings with governmental entities, access to information of the other party and public announcements with respect to the transactions contemplated by the Implementation Agreement.

     (e)   Shareholder Meetings

        The Implementation Agreement contains mutual covenants relating to the preparation of the Royal Caribbean proxy statement and the P&O Princess circular and the holding of the Special Meeting of the Royal Caribbean shareholders and the P&O Princess Extraordinary General Meeting of the P&O Princess shareholders as soon as possible to obtain shareholder approval of the transactions contemplated by the Implementation Agreement.

     (f)   Corporate Governance

        Following the DLC merger, the board of directors of each of Royal Caribbean and P&O Princess will consist of 12 directors, six of whom are to be initially nominated by Royal Caribbean and six of whom are to be initially nominated by P&O Princess. Of each company's six nominees, five will be non-executive directors. Mr. Richard D. Fain and Mr. Peter Ratcliffe will be the executive directors. Pursuant to an agreement relating to the purchase by Royal Caribbean of Celebrity Cruises, Archinav Holdings Ltd. may, until 2004 (or earlier if it ceases to hold at least 75% of the Royal Caribbean shares of common stock issued to it pursuant to that agreement), nominate one director of Royal Caribbean. Such nominee will be one of the directors to be initially nominated by Royal Caribbean.

     (g)   Declaration and Payment of Dividends

        Royal Caribbean and P&O Princess have agreed that, until the DLC merger is completed, each company will only pay regular quarterly dividends. The parties have agreed to coordinate declaration of dividends so that Royal Caribbean shareholders and P&O Princess shareholders will not receive two dividends, or fail to receive one dividend, in respect of the quarter in which the DLC merger is completed.

     (h)   Representations and Warranties

        The Implementation Agreement contains substantially reciprocal representations and warranties of Royal Caribbean and P&O Princess relating to their respective businesses that are customary in merger transactions. Certain representations and warranties are qualified by a material adverse effect standard, which for purposes of the Implementation Agreement, means a material adverse

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        effect on (i) the financial condition, results of operations, assets or business of the relevant party's groups; (ii) the ability of the relevant party to perform its obligations under the Implementation Agreement; or (iii) the completion of the DLC merger or implementation of the transactions contemplated by the Implementation Agreement. With the exception of the representation regarding corporate authority and approval of the transactions contemplated by the Implementation Agreement, the representations in the Implementation Agreement do not survive the termination of the Implementation Agreement or the effective time of the DLC merger.

     (i)   Termination

        The Implementation Agreement may be terminated, and the DLC merger abandoned, before the DLC merger is scheduled to be completed if the boards of directors of both Royal Caribbean and P&O Princess mutually agree to do so. In addition, the Implementation Agreement may be terminated, and the DLC merger abandoned by action of the board of directors of either Royal Caribbean or P&O Princess, as applicable, if:

        (1)   the DLC merger is not consummated by November 16, 2002;

        (2) any governmental authority of competent jurisdiction shall have issued a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the completion of the transactions contemplated in the Implementation Agreement or materially adversely affecting the transactions contemplated thereby;

        (3) the shareholders of either party fail to approve the transactions contemplated by the Implementation Agreement at the relevant shareholders' meeting called for the purpose of considering and voting upon the DLC merger and other transactions contemplated by the Implementation Agreement;

        (4) the board of directors of the other party, at any time prior to the shareholders' meetings, withdraws or adversely modifies its approval or recommendation of the Implementation Agreement and the DLC merger or shall have resolved to take such action, or shall have failed to reconfirm such approval or recommendation at the request of the other party;

        (5) the board of directors of the other party has recommended a superior acquisition proposal to its shareholders; or

        (6) the other party materially breaches any representation, warranty, covenant or agreement contained in the Implementation Agreement that causes the failure of certain conditions to closing and such breach cannot be or has not been cured prior to termination.

       Neither party may terminate the Implementation Agreement, however, if that party has breached in any material respect its obligations under the Implementation Agreement and such breach contributed to the failure of the DLC merger to be completed.

     (j)   Effect of Termination

        If the Implementation Agreement is terminated, it will become void and there will be no liability on the part of Royal Caribbean or P&O Princess, except that:

        (1) termination will not relieve a breaching party from liability for any breach of the Implementation Agreement other than for breach of any representation that falls away on termination; and

        (2) termination will not relieve a terminating party from its obligation to pay, if applicable, the break fee to the other party as described below.

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        If the Implementation Agreement is terminated under any of the following circumstances, P&O Princess will be obligated to pay Royal Caribbean a break fee of $62.5 million:

        (1) the Implementation Agreement is terminated by either Royal Caribbean or P&O Princess as a result of P&O Princess's failing to obtain shareholder approval of the Implementation Agreement and the DLC merger at the time of such failure, an acquisition proposal existed with respect to P&O Princess; or

        (2) the Implementation Agreement is terminated by Royal Caribbean due to:

             (a) the board of directors of P&O Princess withdrawing or adversely modifying, or resolving to withdraw or adversely modify, its approval or recommendation of the Implementation Agreement and the DLC merger, or failing to reconfirm such approval or recommendation;

             (b) the board of directors of P&O Princess recommending a superior acquisition proposal to its shareholders; or

             (c) P&O Princess having breached the exclusivity covenants described under the heading "-- Exclusivity until completion or termination of the Implementation Agreement" below.

        If the Implementation Agreement is terminated under any of the following circumstances, Royal Caribbean will be obligated to pay P&O Princess a break fee of $62.5 million:

        (1) the Implementation Agreement is terminated by either Royal Caribbean or P&O Princess as a result of Royal Caribbean failing to obtain Shareholder approval of the Implementation Agreement and the DLC merger and at the time of such failure, an acquisition proposal existed with respect to Royal Caribbean; or

        (2)   the Implementation Agreement is terminated by P&O Princess due to:

             (a) the board of directors of Royal Caribbean withdrawing or adversely modifying, or resolving to withdraw or adversely modify, its approval or recommendation of the Implementation Agreement and the DLC merger, or failing to reconfirm such approval or recommendation;

             (b) the board of directors of Royal Caribbean recommending a superior acquisition proposal to its shareholders; or

             (c) Royal Caribbean having breached the exclusivity covenants described under the heading "-- Exclusivity until completion or termination of the Implementation Agreement" below.

     (k) Exclusivity until completion or termination of the Implementation Agreement

        Royal Caribbean and P&O Princess have also agreed that they and their respective subsidiaries will not, and they will use their reasonable best efforts to cause their respective representatives and subsidiaries' representatives not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or any proposal or offer relating to a merger, acquisition or other transaction involving the acquisition of 15% or more of the assets or equity securities of Royal Caribbean or P&O Princess or their respective subsidiaries. Royal Caribbean and P&O Princess have also agreed not to have any discussions with or provide any confidential information to any person relating to an acquisition proposal or otherwise facilitate any effort or attempt to make an acquisition proposal, except as described below. If a bona fide unsolicited written acquisition proposal is made to Royal Caribbean or P&O Princess, that party can negotiate and furnish information in connection with such proposal and recommend such proposal to its shareholders if (i) its board of directors determines in good faith after consultation with outside legal counsel that such action is required by its fiduciary duties, and (ii) the proposal is on terms which the board of
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        directors determines, after consultation with its financial advisors and after giving the other party 10 business days to respond to such proposals, is more favorable from a financial point of view to its shareholders than the DLC merger, is reasonably likely to be completed, and which relates to at least a majority of the assets or voting power of the applicable company. Royal Caribbean and P&O Princess have agreed that they will immediately advise each other following the receipt of any acquisition proposal.

EQUALIZATION AND GOVERNANCE AGREEMENT

     The following is a summary of the material terms of the Equalization and Governance Agreement in a form which has been substantially agreed by Royal Caribbean and P&O Princess. The Equalization and Governance Agreement will be entered into between Royal Caribbean and P&O Princess on completion of the DLC merger. A copy of the Equalization and Governance Agreement in the form substantially agreed by Royal Caribbean and P&O Princess has been filed with the Securities and Exchange Commission as an exhibit to Royal Caribbean's Form 6-K on which this proxy statement has been filed.

     The Equalization and Governance Agreement will be entered into between Royal Caribbean and P&O Princess on completion of the DLC merger and will be the primary agreement regulating the ongoing relationship of Royal Caribbean and P&O Princess as dual listed companies.

  REGULATION OF DLC STRUCTURE

     Amongst other things, the Equalization and Governance Agreement regulates the following aspects of the DLC structure in accordance with the DLC principles:

     (i) economic equalization between the shareholders (see "The DLC Merger -- Equalization of Voting and Economic Rights -- DLC Equalization Principles" for further details);

     (ii) the circumstances under which Matching Actions may be carried out (see "The DLC Merger -- Equalization of Voting and Economic Rights -- Circumstances Not Requiring Adjustments to the Equalization Ratio" for further details);

     (iii) the circumstances under which the equalization ratio may be adjusted, whether automatically or by action of the boards (see "The DLC Merger -- Equalization of Voting and Economic Rights -- DLC Equalization Principles" for further details);

     (iv) the scope of, and procedure in relation to Class Rights Actions (see "The DLC Merger -- Shareholder Voting Rights -- Class Rights Actions" for further details);

     (v) the scope of, and procedure in relation to, Joint Electorate Actions (see "The DLC Merger -- Shareholder Voting Rights -- Joint Electorate Actions" for further details);

     (vi) the mechanics for maintaining the economic returns available to a P&O Princess shareholder relative to a Royal Caribbean shareholder in accordance with the then prevailing equalization ratio in the event of liquidation of one or both companies (see "The DLC Merger -- Liquidation" for further details); and

     (vii) the issue of the equalization shares (see "The DLC Merger -- Distributions -- Inability to pay Matching Cash Dividends and other Cash Distributions" for further details).

  TERMINATION AND AMENDMENT

     The circumstances in which the Equalization and Governance Agreement may be terminated are set out under the heading "The DLC Merger -- Termination of the Equalization and Governance Agreement". The circumstances in which it may be amended are set out under the heading "The DLC Merger -- Shareholder Voting Rights -- Class Rights Actions".

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  RELATIONSHIP TO P&O PRINCESS MEMORANDUM AND ARTICLES OF ASSOCIATION AND ROYAL
  CARIBBEAN ARTICLES OF INCORPORATION AND BY-LAWS

     In the event of any conflict between the Equalization and Governance Agreement on the one hand and on the other hand either the proposed amended Royal Caribbean Articles of Incorporation and By-Laws or the proposed P&O Princess Memorandum and Articles of Association, the parties shall use their best endeavors to ensure that any required amendment to the Royal Caribbean Articles of Incorporation and By-Laws or the P&O Princess Memorandum and Articles of Association, as is appropriate, is proposed at general meetings of Royal Caribbean and/or P&O Princess in order to conform it or them with the provisions of the Equalization and Governance Agreement.

SVC VOTING DEED

     The following is a summary of the material terms of the SVC Voting Deed in a form which has been substantially agreed by Royal Caribbean and P&O Princess. The SVC Voting Deed will be entered into between Royal Caribbean, P&O Princess and the other parties thereto on completion of the DLC merger. A copy of the SVC Voting Deed in the form substantially agreed by Royal Caribbean and P&O Princess has been filed with the Securities and Exchange Commission as an exhibit to Royal Caribbean's Form 6-K on which this proxy statement has been filed.

     The SVC Voting Deed will be executed by Royal Caribbean, P&O Princess, the Royal Caribbean Special Voting Company (as holder of the Royal Caribbean Special Voting Share), the P&O Princess Special Voting Company (as holder of the P&O Princess Special Voting Share) and The Law Debenture Trust Corporation P.L.C., as legal and beneficial owner of the Special Voting Companies.

  VOTING PROCEDURES AND THE SPECIAL VOTING COMPANIES

     Among other things, the SVC Voting Deed sets out the following:

     (a) Notification Obligations: The obligations of Royal Caribbean and P&O Princess respectively to notify the Special Voting Companies:

        (i) of the votes cast by holders of Royal Caribbean shares of common stock and P&O Princess ordinary shares at shareholder meetings (in the case of Joint Electorate Actions); and

        (ii) whether or not any resolution in relation to a Class Rights Action was passed by the required majority of holders of Royal Caribbean shares of common stock or P&O Princess ordinary shares;

     (b) Voting Obligations: The obligations of each Special Voting Company to attend meetings and to vote its Special Voting Share in accordance with Royal Caribbean's amended Articles of Incorporation and By-Laws or the proposed P&O Princess Articles of Association (as the case may be) and the SVC Voting Deed;

     (c) Restrictions on Transfer of Special Voting Share: Restrictions on the ability of the Special Voting Companies to transfer or encumber in any way with the Special Voting Shares or interests in or rights attaching to such shares unless approved by the boards of Royal Caribbean and P&O Princess;

     (d) Provision of Information: The obligations of Royal Caribbean and P&O Princess to provide each of the Special Voting Companies with such information as it reasonably requires (other than information which is of a price-sensitive nature and not generally available) for the purpose of exercising the powers and discretion vested in it, and discharging its duties, under the SVC Voting Deed;

     (e) Confidentiality: The obligation of the Special Voting Companies to maintain the confidentiality of such information provided to it;

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

     (f) Remuneration of Special Voting Companies: The remuneration, which shall be agreed between the parties from time to time, and expenses payable to the Special Voting Companies;

     (g) Exclusion of Responsibilities: Exclusion of responsibility on the part of the Special Voting Companies:

        (i) in respect of actions taken by them on the opinion or advice of or on information obtained from any lawyer, valuer, banker, accountant, registrars or transfer agent of Royal Caribbean or P&O Princess or other expert;

        (ii) in circumstances where they have acted upon or have implemented or given effect to any resolution purporting to have been passed either as a resolution of Royal Caribbean shareholders or of P&O Princess shareholders; and

        (iii) in respect of them having accepted or acted or relied upon notices given to them by Royal Caribbean or P&O Princess;

     (h) Indemnity: Subject to certain exceptions, such as fraud, negligence or willful default, the Special Voting Companies (and their directors, officers, employees, etc.) will be indemnified against all liabilities or expenses incurred by them in the execution of their respective obligations under the SVC Voting Deed;

     (i) Restriction on Activities: Prohibitions on the Special Voting Companies carrying out any activities other than those necessary or expedient to perform their respective obligations under the SVC Voting Deed or Royal Caribbean's amended Articles of Incorporation and By-Laws and/or the proposed P&O Princess Memorandum and Articles of Association; and

     (j) Directors: The requirement that the directors of each Special Voting Company be appointed by The Law Debenture Trust Corporation P.L.C. as legal and beneficial owner of all of the shares of the Special Voting Companies, but that such directors cannot be employees or directors of P&O Princess or Royal Caribbean.

  AMENDMENTS

     The SVC Voting Deed may be amended by all the parties to it agreeing in writing.

     The Special Voting Companies and The Law Debenture Trust Corporation P.L.C., as legal and beneficial owner of all of the shares of the Special Voting Companies, are generally required to concur with Royal Caribbean and P&O Princess in amending the SVC Voting Deed in relation to:

     (i) formal or technical amendments which Royal Caribbean and P&O Princess certify do not materially prejudice the interests of either Royal Caribbean shareholders or P&O Princess shareholders;

     (ii) amendments necessary to correct manifest errors or inconsistencies between the SVC Voting Deed and the Equalization and Governance Agreement; and

     (iii) amendments approved by Royal Caribbean and P&O Princess shareholders as a Class Rights Action.

  TERMINATION

     The SVC Voting Deed will terminate if the Equalization and Governance Agreement is terminated or if a resolution to terminate the SVC Voting Deed is approved as a Class Rights Action. Upon termination of the SVC Voting Deed or if the boards of Royal Caribbean and P&O Princess so decide, the Special Voting Companies shall transfer their Special Voting Share to a person notified to them in writing by the boards. In addition, the boards of Royal Caribbean and P&O Princess can require the Special Voting Companies to transfer the Special Voting Shares to a new person (nominated by the boards) if they want to replace the

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trustee company owning the shares in the Special Voting Companies (which will, upon completion of the DLC merger, be The Law Debenture Trust Corporation
P.L.C.).

THE DEED POLL GUARANTEES

     On completion of the DLC merger, Royal Caribbean and P&O Princess will respectively enter into the Deed Poll Guarantees on terms as specified below.

  ROYAL CARIBBEAN DEED POLL GUARANTEE

     The following is a summary of the material terms of the Royal Caribbean Deed Poll Guarantee in a form which has been substantially agreed by Royal Caribbean and P&O Princess. The Royal Caribbean Deed Poll Guarantee will be executed by Royal Caribbean on completion of the DLC merger. A copy of the Royal Caribbean Deed Poll Guarantee in the form substantially agreed by Royal Caribbean and P&O Princess has been filed with the Securities and Exchange Commission as an exhibit to Royal Caribbean's Form 6-K on which this proxy statement has been filed.

     Under the Implementation Agreement, Royal Caribbean has agreed with P&O Princess to issue the Royal Caribbean Deed Poll Guarantee on completion of the DLC merger in respect of:

     (a) any contractual monetary obligations owed to creditors of P&O Princess incurred on or after the completion of the DLC merger;

     (b) any contractual monetary obligations of other persons (each such person, for the purposes of this section, a "Principal Debtor"), which are guaranteed by P&O Princess and are incurred on or after the completion of the DLC merger; and

     (c) any other obligation of any kind which may be agreed between the board of Royal Caribbean and the board of P&O Princess.

     Pursuant to the Royal Caribbean Deed Poll Guarantee, Royal Caribbean will guarantee the payment by P&O Princess of such obligations and will undertake to pay on demand any amounts due and in respect of such obligations if for any reason P&O Princess does not make payment in respect of such obligations on their due date.

     The obligations to be covered by the Royal Caribbean Deed Poll Guarantee exclude the following obligations incurred by P&O Princess or by any Principal
Debtor:

     (i)   any non-monetary obligations;

     (ii) obligations to the extent covered by the terms of any policy of insurance of which P&O Princess (or the principal debtor) has the benefit and which is in full force and effect;

     (iii) of any obligation explicitly guaranteed in writing by Royal Caribbean otherwise than under the P&O Princess Deed Poll Guarantee;

     (iv) any obligation incurred under an arrangement which explicitly provides that the obligation is not to be guaranteed by Royal Caribbean;

     (v) obligations owed to Royal Caribbean or to any of its subsidiaries or subsidiary undertakings or to any subsidiary or subsidiary undertaking of P&O Princess;

     (vi) obligations of P&O Princess under or in connection with any guarantee by P&O Princess of any obligation of Royal Caribbean or any subsidiary of Royal Caribbean;

     (vii) obligations excluded from the scope of the Royal Caribbean Deed Poll Guarantee (see below); and

     (viii) obligations of P&O Princess under a guarantee, or of any Principal Debtor guaranteed by that guarantee, to the extent that the guaranteed obligation is not a contractual monetary obligation or is of a type excluded as referred to above.

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

     Beneficiaries of the Royal Caribbean Deed Poll Guarantee may make demand upon Royal Caribbean provided that any such beneficiary has first served a written demand on P&O Princess and (to the extent, if any, that the terms of the relevant obligation require such recourse) recourse first being had to any other person or security.

     The Royal Caribbean Deed Poll Guarantee will automatically terminate if the Equalization and Governance Agreement terminates or ceases to have effect or if the P&O Princess Deed Poll Guarantee has terminated or ceased to have effect. Royal Caribbean may also terminate the Royal Caribbean Deed Poll Guarantee with the consent of P&O Princess (or without P&O Princess's consent where P&O Princess is in liquidation) by the giving of three months notice. No termination of the Royal Caribbean Deed Poll Guarantee will be effective with respect to any existing obligation subject to the guarantee (that is, an obligation incurred before, or arising out of any credit or similar facility available for use at, the time at which the termination becomes effective).

     Royal Caribbean may at any time exclude obligations of a particular type, or a particular obligation or obligations, incurred after a specified future time from the scope of the Royal Caribbean Deed Poll Guarantee. The future time must, in the case of obligations of a particular type, be at least three months after the date on which notice of the relevant exclusion is given or, in the case of a particular obligation, at least five business days after the date on which notice is given. Any such amendment shall require the prior agreement of P&O Princess, except where P&O Princess is in liquidation.

     Royal Caribbean may also at any time amend the Royal Caribbean Deed Poll Guarantee in any way, with effect from such future time as it determines. That future time must be at least three months after the date on which notice of such amendment is given under the terms of the Royal Caribbean Deed Poll Guarantee. Any such amendment shall require the prior agreement of P&O Princess, except where P&O Princess is in liquidation. No amendment will be effective in respect of existing obligations, as referred to above.

     Any notice to be given to creditors generally will be given by way of an advertisement in one U.K. and one U.S. newspaper (usually the Financial Times and the Wall Street Journal).

  P&O PRINCESS DEED POLL GUARANTEE

     P&O Princess has agreed with Royal Caribbean to issue a reciprocal guarantee (the "P&O Princess Deed Poll Guarantee") for the benefit of certain creditors of Royal Caribbean on identical terms to those mentioned under "-- Royal Caribbean Deed Poll Guarantee" above on completion of the DLC merger.

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                           CERTAIN LEGAL INFORMATION

PROPOSAL TO AUTHORIZE THE ARTICLES OF AMENDMENT TO ROYAL CARIBBEAN'S EXISTING ARTICLES OF INCORPORATION

     In order to harmonize the constitutional documents of Royal Caribbean and P&O Princess, certain amendments must be made to Royal Caribbean's existing Articles of Incorporation, as well as Royal Caribbean's By-Laws. These proposed amendments, in certain instances, will represent a departure from Royal Caribbean's existing Articles of Incorporation and By-Laws in areas such as the election and removal of directors, calling of shareholders' meetings, quorum and the requisite approval required for certain matters.

     The proposed amendments to Royal Caribbean's By-Laws do not require shareholder approval and will be approved by Royal Caribbean's board of directors prior to the completion of the DLC merger. We have outlined these amendments herein for your information only. However, the adoption of the Articles of Amendment to Royal Caribbean's Articles of Incorporation are a part of the proposals that we are asking you to approve and will require the approval of at least two-thirds of all outstanding shares of Royal Caribbean common stock entitled to vote at the Special Meeting.

     If approved, the Articles of Amendment to Royal Caribbean's Articles of Incorporation would become effective when filed with the Ministry of Foreign Affairs of the Republic of Liberia, which is planned to occur upon completion of the DLC merger. Approval of this proposal is a condition to the parties' obligation to complete the DLC merger. See "The DLC Merger -- Implementation of the DLC Merger -- Conditions Precedent".

     Royal Caribbean's board of directors unanimously recommends the amendments to Royal Caribbean's Articles of Incorporation described in the chart below.

COMPARISON OF CHANGES TO ARTICLES OF INCORPORATION AND BY-LAWS

     Set forth on the following pages is a summary comparison of the proposed changes to Royal Caribbean's Articles of Incorporation and By-Laws to the current provisions of Royal Caribbean's Articles of Incorporation and By-Laws. This is a summary of only the proposed changes to such constitutional documents and a summary by its nature is not complete. We encourage you to refer to the relevant portions of the proposed Articles of Amendment to the Articles of Incorporation of Royal Caribbean, which is attached to this proxy statement as Annex B, and incorporated herein by reference, and the proposed amended By-Laws of Royal Caribbean, which have been filed with the Securities and Exchange Commission as an exhibit to Royal Caribbean's Form 6-K on which this proxy statement has been filed, as well as the relevant provisions of Liberian law.

                          EXISTING PROVISIONS OF THE ROYAL CARIBBEAN   PROPOSED AMENDMENTS TO THE ROYAL CARIBBEAN
                            ARTICLES OF INCORPORATION AND BY-LAWS        ARTICLES OF INCORPORATION AND BY-LAWS
                          ------------------------------------------   ------------------------------------------
                                                                 DIRECTORS

Classification            Currently, the By-Laws provide for a         These provisions will remain the same
                          staggered board of directors divided into    except that the directors in each class
                          three classes of four directors each where   shall be identical to the directors in the
                          one class of directors is elected each       same classes of the board of directors of
                          year by the Royal Caribbean's                P&O Princess.
                          shareholders.

Removal                   The Liberian Business Corporations Act       Under the amended By-Laws, a director of
                          (the "LBCA") provides that the               Royal Caribbean will be removed if (i) he
                          shareholders may remove any and all of a     or she ceases to be a director pursuant to
                          company's directors for cause. Because it    any provisions of the LBCA (or other
                          is not otherwise provided in Royal           applicable regulation), Royal Caribbean's
                          Caribbean's Articles of                      Articles of Incorporation or

                          EXISTING PROVISIONS OF THE ROYAL CARIBBEAN   PROPOSED AMENDMENTS TO THE ROYAL CARIBBEAN
                            ARTICLES OF INCORPORATION AND BY-LAWS        ARTICLES OF INCORPORATION AND BY-LAWS
                          ------------------------------------------   ------------------------------------------
                          Incorporation or By-Laws, no director may    Royal Caribbean's By-Laws, (ii) he or she
                          be removed without cause.                    resigns from office or his or her term
                                                                       expires and he or she is not reelected,
                                                                       (iii) he or she ceases to be a director of
                                                                       P&O Princess or (iv) such removal is duly
                                                                       approved as a Joint Electorate Action.

Vacancies                 The existing By-Laws provide that            The amended By-Laws will provide that
                          vacancies on the board of directors may be   vacancies on the board of directors can be
                          filled by a majority of the directors then   filled by a majority of the directors then
                          in office, even though less than a quorum.   in office, as long as the person is
                          These directors will hold office for the     appointed to the P&O Princess board at the
                          unexpired terms of their predecessors and    same time. If only one director remains in
                          until their successors are duly elected      office, he or she may fill all vacancies,
                          and shall qualify.                           and if there are no directors, any two
                                                                       shareholders may propose a meeting to
                                                                       appoint one or more directors.

Duties                    As provided in the existing By-Laws, Royal   In addition to those powers already
                          Caribbean's board of directors has the       granted to Royal Caribbean's board of
                          power to manage the affairs, business and    directors, under the amended By-Laws, the
                          property of Royal Caribbean. In this         directors will also be authorized to
                          capacity, they are authorized to do all      operate and give effect to the DLC
                          acts except those prohibited by law, by      agreements, including the Equalization and
                          the Articles of Incorporation or by the      Governance Agreement, the SVC Voting Deed
                          By-Laws, and except those acts               and the Royal Caribbean Deed Poll
                          specifically reserved for Royal              Guarantee. In addition, the board of
                          Caribbean's shareholders.                    directors will be entitled to have regard
                                                                       for the interests of the combined
                                                                       shareholders of Royal Caribbean and P&O
                                                                       Princess and to provide to P&O Princess
                                                                       any information relating to Royal
                                                                       Caribbean.

                                                               SHAREHOLDERS

Calling of Special        The existing By-Laws provide that special    This provision will remain the same except
Meetings                  meetings of the shareholders of Royal        that under the amended By- Laws, holders
                          Caribbean can be called at any time by       (other than the holder of the Royal
                          board resolution, Royal Caribbean's Chief    Caribbean Special Voting Share) of 10% of
                          Executive Officer or by Royal Caribbean's    the votes entitled to be cast at such
                          Secretary where at least 50% of the votes    special meeting of the Royal Caribbean
                          entitled to be cast at the meeting have so   shareholders will be able to request that
                          requested.                                   Royal Caribbean's Secretary call the
                                                                       meeting.

Notice Period for         Pursuant to the existing By-Laws, if a       Under the amended By-Laws, shareholders of
Requisitioning            shareholder wishes to place any matter       Royal Caribbean owning at least one
Resolutions               before an annual meeting of Royal            twentieth of the voting rights of all
                          Caribbean's shareholders, the shareholder    shares having the right to vote at such
                          must provide Royal                           meeting, or at least 100

                          EXISTING PROVISIONS OF THE ROYAL CARIBBEAN   PROPOSED AMENDMENTS TO THE ROYAL CARIBBEAN
                            ARTICLES OF INCORPORATION AND BY-LAWS        ARTICLES OF INCORPORATION AND BY-LAWS
                          ------------------------------------------   ------------------------------------------
                          Caribbean's Secretary with written notice    shareholders of Royal Caribbean owning on
                          of the matter within a certain specified     average shares of Royal Caribbean common
                          time period prior to the meeting.            stock with a nominal value of L100
                                                                       (converted into U.S. dollars at an agreed
                          A shareholder wishing to place any matter    upon exchange rate, and assuming for
                          before a special meeting of Royal            purposes of this calculation only that
                          Caribbean's shareholders must satisfy the    each share of Royal Caribbean common stock
                          same time period requirements mentioned      has a par value of U.S.$1.732) per
                          above except for special meetings to elect   shareholder, will be able to propose a
                          directors, where notice by a shareholder     resolution at an annual meeting of the
                          wishing to nominate a director for           shareholders. Such proposal must be given
                          election must be given no later than seven   to Royal Caribbean's Secretary at least
                          days after notice of the special meeting     six weeks before the meeting at which such
                          is given.                                    resolution will be considered.

Special Voting Share      There is no provision for a special voting   The amended Articles of Incorporation will
                          share.                                       authorize one Special Voting Share. At all
                                                                       meetings at which a Joint Electorate
                                                                       Action or a Class Rights Action will be
                                                                       considered, the holder of the Royal
                                                                       Caribbean Special Voting Share must be
                                                                       present.

                                                                       For Joint Electorate Actions, the Royal
                                                                       Caribbean Special Voting Share will
                                                                       represent the number of votes present in
                                                                       person or by proxy at the parallel P&O
                                                                       Princess shareholders meeting and will
                                                                       vote at the Royal Caribbean shareholders
                                                                       meeting in accordance with how the
                                                                       shareholders at the P&O Princess meeting
                                                                       voted.

                                                                       For Class Rights Actions, if the P&O
                                                                       Princess shareholders do not approve the
                                                                       proposed action, the Royal Caribbean
                                                                       Special Voting Share will have a
                                                                       sufficient number of votes to vote down
                                                                       such proposal at the parallel Royal
                                                                       Caribbean shareholders meeting. If the P&O
                                                                       Princess shareholders approve the proposed
                                                                       action, the Royal Caribbean Special Voting
                                                                       Share will not have any votes.

Quorum                    Under the existing By-Laws, a quorum         The amended By-Laws will provide that a
                          consists of the presence in person or by     quorum consists of the presence in person
                          proxy of Royal Caribbean shareholders        or by proxy of Royal Caribbean
                          holding a majority of votes entitled to be   shareholders holding at least one-third of
                          cast at such meeting.                        the votes entitled to be cast at such
                                                                       meeting.

                          EXISTING PROVISIONS OF THE ROYAL CARIBBEAN   PROPOSED AMENDMENTS TO THE ROYAL CARIBBEAN
                            ARTICLES OF INCORPORATION AND BY-LAWS        ARTICLES OF INCORPORATION AND BY-LAWS
                          ------------------------------------------   ------------------------------------------
                                                                       For purposes of determining whether a
                                                                       quorum exists at a Royal Caribbean
                                                                       shareholders meeting where a Joint
                                                                       Electorate or Class Rights Action will be
                                                                       considered, the Special Voting Share must
                                                                       always be present, and it will be counted
                                                                       in the following ways:

                                                                       (a) if the parallel P&O Princess
                                                                       shareholders meeting has not convened,
                                                                       then the Royal Caribbean Special Voting
                                                                       Share will be counted as representing no
                                                                       votes entitled to be cast, and therefore
                                                                       will not be counted at all in determining
                                                                       whether a quorum exists;

                                                                       (b) if the parallel P&O Princess
                                                                       shareholders meeting is convened
                                                                       concurrently with or has occurred before
                                                                       the Royal Caribbean shareholders meeting,
                                                                       then, with respect to a Joint Electorate
                                                                       Action, the Royal Caribbean Special Voting
                                                                       Share will represent such number of votes
                                                                       as were cast for, against or abstained for
                                                                       the resolution, and these votes will be
                                                                       deemed to represent shares entitled to
                                                                       vote for purposes of determining whether a
                                                                       quorum exists at the Royal Caribbean
                                                                       shareholders meeting; and

                                                                       (c) if the parallel P&O Princess
                                                                       shareholders meeting is convened
                                                                       concurrently with or has occurred before
                                                                       the Royal Caribbean shareholders meeting
                                                                       then, with respect to a Class Rights
                                                                       Action, the Royal Caribbean Special Voting
                                                                       Share will not be counted for purposes of
                                                                       determining whether a quorum exists.

Shareholder               Once a quorum is present, the existing       The amended By-Laws will provide that in
Approval                  By-Laws provide that a majority of the       general, once a quorum is present, the
                          shares present shall decide questions        affirmative vote of a majority of all
                          brought before the meeting, except where     votes cast on such resolution by all
                          otherwise provided by statute or the         shareholders entitled to vote thereon,
                          Articles of Incorporation or By-Laws.        including, where applicable, the Royal
                          Directors may be nominated by a plurality    Caribbean Special Voting Share, who are
                          of votes cast at a shareholders meeting      present in person or by proxy at such
                          unless otherwise provided by statute or      meeting (a "Majority Resolution") shall
                          the Articles of Incorporation or By-Laws.    decide questions brought before the
                                                                       meeting, except where applicable

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

                          EXISTING PROVISIONS OF THE ROYAL CARIBBEAN   PROPOSED AMENDMENTS TO THE ROYAL CARIBBEAN
                            ARTICLES OF INCORPORATION AND BY-LAWS        ARTICLES OF INCORPORATION AND BY-LAWS
                          ------------------------------------------   ------------------------------------------
                                                                       regulations, the Articles of Incorporation
                                                                       or the By-Laws require the resolution to
                                                                       be approved by a higher percentage of
                                                                       votes cast than required under a Majority
                                                                       Resolution, or where the percentage of
                                                                       votes in favor and against the resolutions
                                                                       is required to be calculated by a
                                                                       different mechanism to that required by a
                                                                       Majority Resolution (a "Supermajority
                                                                       Resolution").

                                                                       Joint Electorate Actions require approval
                                                                       by a Majority Resolution of the holders of
                                                                       Royal Caribbean common stock, any other
                                                                       shares of Royal Caribbean entitled to vote
                                                                       thereon and the holder of Royal
                                                                       Caribbean's Special Voting Share, voting
                                                                       together as a single class, unless
                                                                       approval is by a Supermajority Resolution.
                                                                       No resolution will be approved as a Joint
                                                                       Electorate Action unless one-third of the
                                                                       total votes capable of being cast by
                                                                       holders of Royal Caribbean common stock
                                                                       and the P&O Princess shareholders
                                                                       represented by the Royal Caribbean Special
                                                                       Voting Share, are cast on the resolution
                                                                       proposing such action.

                                                                       For Class Rights Actions, resolutions will
                                                                       be approved by a Majority Resolution of
                                                                       the holders of Royal Caribbean common
                                                                       stock, any other shares of Royal Caribbean
                                                                       entitled to vote thereon and the holder of
                                                                       the Royal Caribbean's Special Voting
                                                                       Share, unless a Supermajority Resolution
                                                                       is required. With respect to a Class
                                                                       Rights Action, the Royal Caribbean Special
                                                                       Voting Share will only vote if the
                                                                       shareholders of P&O Princess do not
                                                                       approve the resolution at their parallel
                                                                       shareholders meeting, in which case, the
                                                                       Royal Caribbean Special Voting Share will
                                                                       vote to reject the resolution and the
                                                                       resolution will not be passed.

                                                                       For Procedural Resolutions, the Royal
                                                                       Caribbean Special Voting Share is not
                                                                       entitled to vote.

                          EXISTING PROVISIONS OF THE ROYAL CARIBBEAN   PROPOSED AMENDMENTS TO THE ROYAL CARIBBEAN
                            ARTICLES OF INCORPORATION AND BY-LAWS        ARTICLES OF INCORPORATION AND BY-LAWS
                          ------------------------------------------   ------------------------------------------
                                                                  GENERAL

Capital Stock             The existing Articles of Incorporation       Under the amended Articles of
                          provide that the total number of shares of   Incorporation, the total number of shares
                          all classes of stock which Royal Caribbean   of all classes of stock which Royal
                          is authorized to issue is 520,000,000,       Caribbean will be authorized to issue is
                          comprised of 500,000,000 shares of common    520,000,001, comprised of 500,000,000
                          stock, par value U.S.$0.01 per share and     shares of common stock, par value
                          20,000,000 shares of preferred stock, par    U.S.$0.01 per share, 20,000,000 shares of
                          value U.S.$0.01 per share.                   preferred stock, par value U.S.$0.01 per
                                                                       share, and one share of special voting
                                                                       stock, par value U.S.$0.01 per share.

Amendments to the         Currently, any amendment of Royal            Where the amended Articles of
Articles of               Caribbean's Articles of Incorporation        Incorporation will provide that the
Incorporation             requires the approval of a majority of the   particular article is an entrenched
                          directors (including the approval of at      provision, any amendment to such an
                          least one of the non-independent directors   article will require the approval of the
                          of each of the two Royal Caribbean           shareholders of Royal Caribbean and of P&O
                          shareholders party to the Shareholders       Princess as a Class Rights Action.
                          Agreement described below) as well as at     Entrenched provisions in the amended
                          least two-thirds of all outstanding shares   Articles of Incorporation will include
                          entitled to vote at a meeting of             provisions relating to, among other
                          shareholders, except as described below.     things, the Royal Caribbean Special Voting
                                                                       Share, amendments to the Articles of
                          Shareholder approval is not required to      Incorporation and By-Laws of Royal
                          change the Articles of Incorporation to      Caribbean, takeover restrictions,
                          provide for a change of registered agent     equivalent distributions and liquidation.
                          or registered address.                       All other amendments to the Articles of
                                                                       Incorporation, except as provided below,
                          A majority of the shares entitled to vote    which are not amendments to entrenched
                          at a meeting of the shareholders is          provisions, may be amended by approval of
                          required to amend the number of shares       the shareholders of Royal Caribbean and of
                          that Royal Caribbean may issue.              P&O Princess as a Joint Electorate Action.

                                                                       No amendment to the Articles of
                                                                       Incorporation, by Class Rights Action or
                                                                       by Joint Electorate Action, may be
                                                                       effected unless a majority of votes
                                                                       entitled to be cast with respect thereto
                                                                       (including votes entitled to be cast by
                                                                       the Royal Caribbean Special Voting Share)
                                                                       have been voted in favor of such amendment
                                                                       at a meeting of Royal Caribbean's
                                                                       shareholders.

Amendments to             Under the existing Articles of               Where the amended Articles of
By-Laws                   Incorporation, Royal Caribbean's board of    Incorporation provide that a particular
                          directors has the power to adopt, amend or   By-Law is an entrenched provision, an
                          repeal the By-Laws where at least one        amendment to or repeal of such provision
                          non-independent director                     requires the approval of Royal

                          EXISTING PROVISIONS OF THE ROYAL CARIBBEAN   PROPOSED AMENDMENTS TO THE ROYAL CARIBBEAN
                            ARTICLES OF INCORPORATION AND BY-LAWS        ARTICLES OF INCORPORATION AND BY-LAWS
                          ------------------------------------------   ------------------------------------------
                          nominated by each of the two Royal           Caribbean and P&O Princess shareholders as
                          Caribbean shareholders party to the          a Class Rights Action. Entrenched
                          Shareholders Agreement described below has   provisions in the amended By-Laws will
                          approved the amendment.                      include provisions relating to, among
                                                                       other things, procedures for and approval
                          Subject to the paragraph above, the board    of Joint Electorate Actions, Class Rights
                          of directors of Royal Caribbean may adopt,   Actions and Procedural Resolutions, the
                          amend or repeal the By-Laws. The Royal       maintenance of identical boards of
                          Caribbean shareholders may adopt, amend or   directors with P&O Princess, and the
                          repeal Royal Caribbean's By-Laws by the      transferability of the Royal Caribbean
                          affirmative vote of at least two-thirds of   Special Voting Share.
                          all outstanding shares entitled to vote at
                          a shareholders meeting.                      Otherwise, the amended Articles of
                                                                       Incorporation provide that any amendment
                                                                       to or repeal of any other By-Law may be
                                                                       approved and effected by the board of
                                                                       directors of Royal Caribbean without the
                                                                       approval of the shareholders of either
                                                                       company.

Purposes of the           The existing Articles of Incorporation       In addition, the amended Articles of
Corporation               provide that Royal Caribbean is allowed to   Incorporation will further provide that
                          engage in any lawful act or activity for     Royal Caribbean will be authorized to take
                          which corporations may be organized under    all action as its board of directors deems
                          the LBCA.                                    necessary to carry out the transactions
                                                                       contemplated by the Equalization and
                                                                       Governance Agreement, the SVC Voting Deed
                                                                       and the Royal Caribbean Deed Poll
                                                                       Guarantee.

Share Ownership           Under the existing Articles of               Please see "-- Takeover Regulation of the
Limitations               Incorporation, no person may beneficially    Combined Company" below for a summary of
                          own or undertake any transfer of shares      the proposed changes.
                          such that the transferee would
                          beneficially own in excess of 4.9% of
                          Royal Caribbean shares traded on a
                          national securities market, other than A.
                          Wilhelmsen AS and Cruise Associates and
                          certain other of their permitted
                          transferees, as provided in the Articles
                          of Incorporation.

Dividends and             The LBCA provides that a Liberian            The amended Articles of Incorporation will
Distributions             corporation may declare dividends on its     provide that Royal Caribbean may not pay
                          outstanding shares except when the company   or make any distribution, including a
                          is insolvent or would become insolvent.      dividend, in cash unless P&O Princess
                          Dividends may be paid out of surplus only    makes a distribution in cash at the same
                          but if no surplus exists, dividends may be   time, such distributions by Royal
                          paid out of the net profits for the fiscal   Caribbean and P&O Princess to be in
                          year in which the dividend is declared and   accordance with the equalization ratio in
                          for the preceding year.                      effect at the time.

                                                                       If one of the companies declares a

                          EXISTING PROVISIONS OF THE ROYAL CARIBBEAN   PROPOSED AMENDMENTS TO THE ROYAL CARIBBEAN
                            ARTICLES OF INCORPORATION AND BY-LAWS        ARTICLES OF INCORPORATION AND BY-LAWS
                          ------------------------------------------   ------------------------------------------
                                                                       distribution and the other company does
                                                                       not have sufficient reserves to make an
                                                                       equivalent distribution, the company
                                                                       declaring the distribution must pay to the
                                                                       other company the minimum amount to enable
                                                                       the company to make the equivalent
                                                                       distribution. If the company does not have
                                                                       enough reserves for both, it will pay the
                                                                       distribution amount that would allow it to
                                                                       give an equivalent amount, pursuant to the
                                                                       equalization ratio, to the other company
                                                                       so that the other company can make the
                                                                       distribution as well.

Liquidation               Under Liberian law, Royal Caribbean can      The amended Articles of Incorporation will
                          generally distribute its remaining assets    provide that in the event of a voluntary
                          to its shareholders only after discharging   or involuntary liquidation of Royal
                          all other liabilities.                       Caribbean, to the extent any assets of
                                                                       Royal Caribbean are available for
                                                                       distribution, the holders of Royal
                                                                       Caribbean common stock and P&O Princess
                                                                       ordinary shares will be entitled to a
                                                                       liquidation distribution which is
                                                                       equivalent on a per share basis in
                                                                       accordance with the equalization ratio
                                                                       then in effect. The distribution amount
                                                                       payable to the two groups of shareholders
                                                                       will be determined as provided by the
                                                                       amended Articles of Incorporation.

Shareholders              A. Wilhelmsen AS and Cruise Associates are   The existing provisions in the Royal
Agreement                 parties to a Shareholders Agreement which,   Caribbean Articles of Incorporation and
                          among other things, gives these              By-Laws relating to the Shareholders
                          shareholders certain rights with regard to   Agreement will be removed.
                          appointing directors of Royal Caribbean.
                          Under the existing Articles of
                          Incorporation, so long as the Shareholders
                          Agreement is in effect, in order to act
                          with respect to certain enumerated items
                          (such as purchase of vessels, capital
                          stock issues, mergers, certain borrowing
                          obligations, and appointment of certain
                          officers), at least one non-independent
                          director nominated by each of the two
                          shareholders must be present and vote in
                          favor of the proposed action.

TAKEOVER REGULATION OF THE COMBINED COMPANY

  BACKGROUND

     Royal Caribbean and P&O Princess will remain separately-listed companies and will remain subject to the takeover laws and rules applicable in their jurisdiction of organization, subject to provisions in the amended Royal Caribbean Articles of Incorporation and the proposed P&O Princess Articles of Association, which are intended to have the effect of:

     (a) recognizing the substantive effect of the DLC merger, that the two companies should be regarded as a combined enterprise;

     (b) respecting the acquisition limits under the U.K. City Code on Takeovers and Mergers (the "U.K. City Code") described below under the heading "-- Control Thresholds'; and

     (c) amending the current restrictions in Royal Caribbean's Articles of Incorporation to permit a person(s) to acquire beneficial ownership of more than 4.9% of the outstanding Royal Caribbean shares of common stock if such additional shares are acquired pursuant to comparable takeover offers open to the shareholders of the combined company and, as a result of the completion of the takeover offers, such person(s) would beneficially own over 50% of the combined votes which could be cast on a Joint Electorate Action. Royal Caribbean's current Articles of Incorporation contain this restriction to protect Royal Caribbean's tax status under Section 883 of the U.S. Internal Revenue Code of 1986, as amended (see "Description of Royal Caribbean's Business -- Taxation of Royal Caribbean").

  CONTROL THRESHOLDS

     The amended Royal Caribbean Articles of Incorporation will provide that a shareholding limit will be triggered (a) if any person(s) acquires, or acquires voting control over, 30% or more of the combined votes which could be cast on a Joint Electorate Action or (b) if such person(s) already holds not less than 30% but not more than 50% of the combined votes which could be cast on a Joint Electorate Action and subsequently acquires, or acquires voting control over, additional shares which increases that person(s) percentage of votes which could be cast on a Joint Electorate Action in any 12 month period. This limit is referred to as the "Combined Group City Code Limit".

     The principal requirement for being able to exceed this limit is for all shareholders in both companies to be treated in an equivalent manner and sanctions are automatically imposed for breaches of these provisions. This is explained below under the heading "--Consequences of a trigger of the Combined Group City Code Limit".

  DETERMINATION OF EXCESS SHARES

     Shares of Royal Caribbean common stock in excess of the Combined Group City Code Limit will be automatically designated as "Combined Group Excess Shares" if;

     (i) the relevant person only holds shares of Royal Caribbean common stock; or

     (ii) where the relevant person holds both shares of Royal Caribbean common stock and P&O Princess ordinary shares, such person has a greater number of votes represented by its holding of shares of Royal Caribbean common stock, or otherwise if its holding of shares of Royal Caribbean common stock would, on a stand-alone basis, trigger the Combined Group City Code Limit.

     Where two or more persons acting in concert hold, or have voting control of, shares that are automatically designated as Combined Group Excess Shares as described above, such number of Combined Group Excess Shares shall be pro-rated as between such persons' holdings of shares being designated as Combined Group Excess Shares.

  CONSEQUENCES OF A TRIGGER OF THE COMBINED GROUP CITY CODE LIMIT

     The following applies to Combined Group Excess Shares if the Combined Group City Code limit is triggered:

(a) such Combined Group Excess Shares shall be transferred by (or on behalf of) the owner of the Combined Group Excess Shares immediately prior to them being automatically designated as Combined Group Excess Shares ("Combined Group Excess Share Owner") to a trustee, which will hold those shares on trust for the benefit of a charitable organization;

(b) any dividends or other distributions declared, paid or made shall be made or paid to the relevant trustee which in turn shall pay them over to the charitable organization;

(c) upon a liquidation of Royal Caribbean, the Combined Group Excess Share Owner shall receive, for each Combined Group Excess Share, the liquidation proceeds for such share less any costs or expenses incurred in respect of the holding of such shares by the relevant company, the trustee or the charitable organization;

(d) the Combined Group Excess Share Owner will lose all rights to vote on the Combined Group Excess Shares. The trustee shall be entitled (but not required) to vote the Combined Group Excess Shares on behalf of the charitable organization on any matters;

(e) if directed by the board of directors of Royal Caribbean, the trustee shall transfer the Combined Group Excess Shares to a person or persons whose ownership of such shares shall not trigger the Combined Group City Code Limit within 180 days after the later of (x) the date of trigger of the Combined Group City Code Limit and (y) the date the board of directors of Royal Caribbean determines that the Combined Group City Code Limit has been triggered. The Combined Group Excess Share Owner shall receive the proceeds of such transfer less any costs or expenses incurred in respect of the holding or sale of such shares by Royal Caribbean, the trustee or the charitable organization; and

(f) for a period of 90 days after the date of (x) the date of trigger of the Combined Group City Code Limit and (y) the date the board of directors of Royal Caribbean determines that the Combined Group City Code Limit has been triggered, Royal Caribbean may instead, subject to applicable laws and regulations, purchase the Combined Group Excess Shares itself. The Combined Group Excess Share Owner shall receive the market price (calculated by the board of directors using an average price on any five business days prior to the purchase) less any costs or expenses incurred in respect of the holding or sale of such shares by Royal Caribbean, the trustee or the charitable organization.

     The board of directors of Royal Caribbean shall, in its absolute discretion, interpret these takeover restrictions, as it sees fit and shall have the authority to exercise all rights and powers described in these takeover restrictions.

     Any person whose acquisition of shares results in the Combined Group City Code Limit being triggered is obliged to give written notice to Royal Caribbean immediately on such event, together with such other information as Royal Caribbean may require in order to determine whether or not (and to what extent) any of such shares have been automatically designated as Combined Group Excess Shares. Failing receipt of such notice if this fact is established by Royal Caribbean, it will inform the relevant person accordingly (although failure to so notify will in no way invalidate any of these takeover provisions). Royal Caribbean can then require the relevant person to provide such other information it requires in order to determine if any shares have automatically been designated as Combined Group Excess Shares.

     All actions, calculations, interpretations and determinations which are done or made by the board of directors of Royal Caribbean in good faith and pursuant to and in accordance with the takeover provisions in the amended Royal Caribbean Articles of Incorporation shall be final, conclusive and binding on all other parties. No director shall be liable for any act or omission pursuant to the takeover provisions in the amended Articles of Incorporation if such action was taken in good faith.

     It should be noted that these proposed amendments to the existing Royal Caribbean Articles of Incorporation in relation to the described consequences upon a breach of these limits may not be enforceable under Liberian law with respect to shares of common stock that vote against the proposals described on page 123 or abstain from voting.

  EQUIVALENT OPPORTUNITIES

     A person(s) will not be deemed to have triggered the Combined Group City Code Limit if equivalent offers have been made, or a binding announcement to make equivalent offers is made with 10 days of triggering a Combined Group City Code Limit and equivalent offers are made within 28 days of such announcement, for the shares of Royal Caribbean and P&O Princess, and such offers have not been withdrawn, abandoned or terminated (other than in accordance with the U.K. City Code). However, the shareholdings of such person equal to or in excess of the Combined Group City Code Limit shall automatically be designated as Combined Group Excess Shares, on the earlier of (i) a withdrawal, abandonment or termination of such offers other than in accordance with their terms, or (ii) any amendment, modification or supplement to the terms of such offers such that the offers would no longer be equivalent or in accordance with applicable law or the amended Royal Caribbean Articles of Incorporation.

     In summary, this would require that the person make offers in compliance with the U.K. City Code, and (to the extent that the following is consistent with the U.K. City Code):

     (a) the offers are made to all holders of shares of Royal Caribbean common stock and the P&O Princess ordinary shares at or about the same time;

     (b) each offer complies with all applicable laws and rules which would govern an offer for the shares of Royal Caribbean common stock and which would govern an offer for the P&O Princess ordinary shares; and

     (c) equivalent consideration, terms and conditions of offer, information with respect to such offer and time to consider the offer for both the Royal Caribbean shareholders and the P&O Princess shareholders, both in relation to an initial offer and any increase or extensions.

     Because of the variety of takeover procedures and structuring mechanisms for such a transaction and the different takeover regimes applying to both companies the concept of equivalence cannot be defined prescriptively. It is expected that the boards of directors of Royal Caribbean and P&O Princess, considering applicable rules and regulations promulgated under the Securities and Exchange Act of 1934, as amended, and, where required, in consultation with the U.K. Takeover Panel, will determine whether the offers are equivalent. In any event, such determination would be made on a case by case basis.

     With equivalent treatment in terms of the opportunities afforded to each group of shareholders, each pool of shareholders within Royal Caribbean and P&O Princess will make its own decision as to whether the relevant offer is to be accepted. It is possible that one offer will become unconditional but that the other offer does not become unconditional. However, neither offer may become unconditional unless the offeror would thereby become entitled to over 50% of the combined votes which could be cast on a Joint Electorate Action.

  EXISTING SECTION 883 LIMITATIONS

     The current restrictions in Royal Caribbean's Articles of Incorporation relating to acquisitions of beneficial ownership of more than 4.9% of the outstanding shares of Royal Caribbean common stock will remain in the amended Articles of Incorporation of Royal Caribbean, except that they will not apply to a person that acquires shares of Royal Caribbean common stock and/or P&O Princess ordinary shares representing 50% or more of the votes that could be cast on a Joint Electorate Action where such shares were acquired pursuant to a qualifying takeover offer as described above.

  U.K. CITY CODE ON TAKEOVERS AND MERGERS

     The U.K. Takeover Panel has indicated that it would expect to apply the U.K. City Code and the Rules Governing Substantial Acquisitions of Shares (the "SARs") by reference to voting rights attributable to shares in both P&O Princess and Royal Caribbean in relation to Joint Electorate Actions, and to have regard to shares held or acquired in both P&O Princess and Royal Caribbean.
Therefore:

     (a) a mandatory offer for P&O Princess will be required under Rule 9 of the U.K. City Code where a person (including any persons acting in concert with it) (a) acquires, or acquires voting rights over, 30% or more of the combined votes which could be cast on Joint Electorate Actions or (b) if any person (including any persons acting in concert with him) that already holds not less than 30%, but not more than 50%, of the combined votes which could be cast or a Joint Electorate Action acquires, or acquires voting rights over shares which increase that person(s)' percentage of votes which could be cast on a Joint Electorate Action; but a mandatory offer under Rule 9 of the U.K. City Code will not be required if such person or persons acquire 30% only of P&O Princess voting rights on a stand-alone basis;

     (b) any offer for P&O Princess will need to contain a condition complying with Rule 10 of the U.K. City Code, such that it will not become or be declared unconditional as to acceptances unless the offeror has acquired or agreed to acquire shares in P&O Princess (and in Royal Caribbean, where necessary) carrying over 50% of the votes which could be cast on Joint Electorate Actions;

     (c) Rule 6 of the U.K. City Code will be applied in relation to the terms of any offer for P&O Princess by reference to purchases of shares in P&O Princess and/or Royal Caribbean;

     (d) under Rule 11 of the U.K. City Code, an offer for P&O Princess will be required to be in cash or accompanied by a cash alternative where shares in P&O Princess and/or Royal Caribbean carrying 10% or more of the votes which could be cast on Joint Electorate Actions have been acquired by the offeror (and persons acting in concert with it) in the offer period and during the preceding 12 months, or where such shares are purchased during the offer period, in each case at not less than the highest price paid; and

     (e) the SARs will be operated to restrict acquisitions of shares in either of P&O Princess or Royal Caribbean by reference to the total voting power entitled to be cast in Joint Electorate Actions, and require disclosures of acquisitions of voting rights or rights over shares in P&O Princess and/or Royal Caribbean on the same basis.

  COMBINED EFFECT OF THE TAKEOVER PROVISIONS

     The application of the takeovers laws and rules in the U.K., and the provisions in the amendments to Royal Caribbean Articles of Incorporation and proposed P&O Princess Memorandum and Articles of Association described above, will depend upon the circumstances prevailing at the time, including the then current equalization ratio. In particular, the application of the U.K. City Code to any particular situation is a matter for the U.K. Takeover Panel. On the basis of the view expressed by the U.K. Takeover Panel to date, the combined effect of these laws, rules and provisions would mean that a person who (alone or together with concert parties) triggers either of the limits described under the heading "-- Control thresholds" above, would be required under the U.K. City Code (and the proposed P&O Princess Memorandum and Articles of Association and/or the amended Royal Caribbean Articles of Incorporation) to make an offer in cash for all of the P&O Princess ordinary shares at the highest price paid for P&O Princess ordinary shares or Royal Caribbean shares of common stock in the 12 months preceding the date of that offer, such offer to be conditional only upon acquiring shares in P&O Princess and/or Royal Caribbean representing more than 50% of the total votes which could be cast on Joint Electorate Actions and/or any other conditions permitted by the U.K. City Code.

PROPOSED MEMORANDUM AND ARTICLES OF ASSOCIATION OF P&O PRINCESS

     On completion of the DLC merger, P&O Princess will adopt a new Memorandum and Articles of Association. The changes to be incorporated in the new P&O Princess Memorandum and Articles of Association will largely mirror the changes made to Royal Caribbean's Articles of Incorporation and By-Laws which are described above.

NO APPRAISAL OR DISSENTER'S RIGHTS

     Shareholders of a corporation that is proposing to merge or consolidate with another firm are sometimes entitled to appraisal or dissenters' rights in connection with the proposed transaction, depending on the circumstances. Most commonly, these rights confer on shareholders who oppose the merger or consolidation the right to receive the fair value for their shares as determined in a judicial appraisal proceeding, instead of what is being offered to them in the merger.

     As the DLC merger does not constitute a merger for purposes of the Liberian Business Corporations Act, and no Royal Caribbean shareholders are tendering their shares, Royal Caribbean shareholders are not entitled to appraisal or dissenters' rights under Liberian law in connection with the DLC merger.

PRINCIPAL SHAREHOLDERS OF ROYAL CARIBBEAN

     The following table sets forth certain information regarding the beneficial ownership of Royal Caribbean common stock as of December 17, 2001 by each person who is known by Royal Caribbean to own beneficially more than 5% of the outstanding Royal Caribbean common stock.

                                                              NUMBER OF     PERCENTAGE
NAME                                                          SHARES(1)     OWNERSHIP
----                                                          ----------    ----------
A. Wilhelmsen AS(2).........................................  46,409,330       24.1
Cruise Associates(3)........................................  48,281,900       25.1

---------------

(1) For purposes of this table, any security which a person or group has a right to acquire within 60 days of December 17, 2001 is deemed to be owned by such person or group. Such security is deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person or group.

(2) A. Wilhelmsen AS is a Norwegian corporation, the indirect beneficial owners of which are members of the Wilhelmsen family of Norway.

(3) Cruise Associates is a Bahamian general partnership, the indirect beneficial owners of which are various trusts primarily for the benefit of certain members of the Pritzker family of Chicago, Illinois, and various trusts primarily for the benefit of certain members of the Ofer family.

     As announced on December 4, 2001, these two shareholders entered into a voting agreement with and, delivered irrevocable proxies to, P&O Princess, obligating them to, among other things, vote an aggregate of 44.5% of our outstanding common stock held by them in favour of the proposals described on page 123. See "The DLC Merger -- Implementation of the DLC Merger -- Royal Caribbean Major Stockholders' Voting Agreement and Proxies."

                   CERTAIN INFORMATION ON THE SPECIAL MEETING

DATE, TIME AND PLACE

     The date, time and place of the Special Meeting of Royal Caribbean shareholders is:

     Thursday, February 14, 2002
     9:00 a.m., Eastern Standard Time
     The Hyatt Regency Hotel
     400 SE 2nd Avenue
     Miami, Florida

PURPOSE OF THE SPECIAL MEETING

     The purpose of the Special Meeting of Royal Caribbean shareholders is to consider and vote on the following resolutions:

     1. That the Implementation Agreement, dated November 19, 2001, between Royal Caribbean Cruises Ltd. and P&O Princess Cruises plc and the transactions contemplated by that agreement, as more fully described in this proxy statement, be authorized and approved; and

     2. That the proposed amendments to the Articles of Incorporation of Royal Caribbean Cruises Ltd. in connection with the transactions contemplated by the Implementation Agreement, as more fully described in this proxy statement, be authorized and approved.

     The foregoing resolutions will be voted on as a group and not separately.

RECORD DATE

     The record date for shares entitled to vote at the Special Meeting is December 17, 2001.

OUTSTANDING SHARES HELD ON RECORD DATE

     As of December 17, 2001, there were 192,300,609 shares of Royal Caribbean common stock outstanding. Each outstanding share is entitled to one vote.

SHARES ENTITLED TO VOTE

     Shares entitled to vote are Royal Caribbean common stock held at the close of business on the record date, December 17, 2002.

QUORUM REQUIREMENT

     The presence in person or by proxy at the Special Meeting of shareholders holding between them shares having a majority of the votes entitled to be cast shall constitute a quorum for the transaction of business at the Special Meeting. Abstentions and broker non-votes count as present at the Special Meeting for purposes of establishing a quorum.

VOTE NECESSARY TO APPROVE THE PROPOSALS

     The proposals described above require the affirmative vote of two-thirds of the outstanding shares of Royal Caribbean common stock entitled to vote. Withheld votes and abstentions have the same effect as a vote against.

VOTING OF PROXIES

     Voting Your Proxy. You may vote in person at the meeting or by proxy. We recommend that you vote by proxy even if you plan to attend your meeting. You can always change your vote at the meeting.

     Voting instructions are included on your proxy card. If you properly give your proxy and submit it to us in time to vote, one of the individuals named as your proxy will vote your shares as you have directed. You may vote for or against the proposals or abstain from voting.

     How to Vote by Proxy

     PLEASE REVIEW YOUR PROXY CARD FOR INSTRUCTIONS ON HOW TO VOTE BY INTERNET, TELEPHONE OR MAIL, AS AVAILABLE.

     If you submit your proxy but do not make specific choices, your proxy will follow the board's recommendations and vote your shares "FOR" the proposals described on page 123 of this proxy statement and in the proxy card.

     Revoking Your Proxy.  You may revoke your proxy before it is voted by:

     - notifying Royal Caribbean's Secretary in writing before the meeting that you have revoked your proxy (contact Royal Caribbean, 1050 Caribbean Way, Miami, Florida, 33132 2096, U.S.A, Fax: (305) 539-0562, Attention:
        Michael J. Smith, Secretary),

     - submitting a new proxy with a later date, including a proxy given by telephone or the Internet, or

     - voting in person at the meeting (subject to compliance with the following).

     Voting in person. If you plan to attend a meeting and wish to vote in person, we will give you a ballot at the meeting. You should realize that attendance at a shareholders' meeting, however, will not in and of itself constitute a revocation of a proxy. You must first send any written notice of revocation or subsequent proxy for delivery before the taking of the vote at the shareholders' meeting to Royal Caribbean's General Counsel and Secretary at the address listed above.

     Assistance. If you need help in changing or revoking a proxy, please contact D.F. King & Co., Inc. at the address or phone number provided in this document under the heading "Questions and Answers about the DLC Merger -- Who can help answer your questions?".

     Effect of Abstaining. You may abstain from voting on the proposals required for approval of the DLC merger. The favorable vote of holders of a two-thirds majority of the outstanding Royal Caribbean shares of common stock on the DLC merger proposals is required to approve these proposals. If, therefore, you mark your proxy "ABSTAIN" with respect to these proposals, you will be in effect voting against those proposals. In addition, if you fail to send in your proxy, this, too, will have the same negative effect.

     Broker Non-Vote. If your broker holds shares in its name, the broker can vote on some "routine" proposals when it has not received your instructions. Under these rules, the broker cannot vote your shares on non-routine matters, such as the DLC merger proposals described herein. Without your instructions, therefore, your broker cannot vote your shares for the approval of these proposals. This is a "broker non-vote". A "broker non-vote" with respect to the proposals described on page 123 of this proxy statement and in the proxy card will have the effect of a vote against those proposals.

     Confidential voting. Independent inspectors count the votes. Your individual vote is kept confidential from us, unless special circumstances exist. For example, a copy of your proxy card will be sent to us if you write comments on the card.

     Proxy solicitation. We shall pay our own costs of soliciting proxies. Royal Caribbean estimates this cost to be approximately $10,000. Royal Caribbean has retained D.F. King & Co., Inc. to aid in the solicitation of proxies and to verify records relating to the solicitations. This proxy solicitation firm will receive customary fees and expense reimbursement for these services. The extent to which these proxy soliciting efforts will be necessary depends entirely upon how promptly proxies are received. You should send in your proxy by mail, telephone or the Internet without delay. We also reimburse brokers and other custodians, nominees and fiduciaries for their expenses in sending these materials to you and getting your voting instructions.

     DO NOT SEND IN ANY STOCK CERTIFICATES WITH YOUR PROXY CARDS.

OTHER BUSINESS; ADJOURNMENTS

     We are not currently aware of any other business to be acted upon at the Special Meeting. If, however, any other matters are properly brought before the meeting, or any adjourned meeting, the persons named in the enclosed form of proxy, and acting under that proxy, will have discretion to vote or act on those matters in accordance with their best judgment, including to adjourn the meeting.

     Adjournments may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of shares representing a majority of the votes present in person or by proxy at the meeting, whether a quorum exists, without further notice other than by an announcement at the meeting. We do not currently intend to seek an adjournment of the meeting.

P&O PRINCESS'S EXTRAORDINARY GENERAL MEETING

     Approval of the DLC merger also requires the approval of a three-quarters majority of the holders P&O Princess ordinary shares voting in person, or on a poll, at P&O Princess's Extraordinary General Meeting. Such Extraordinary General Meeting is expected to take place at 11:00 a.m., Greenwich Mean Time on February 14, 2002 at The Westbourne Suite, Royal Lancaster Hotel, Lancaster Terrace, London, England W2 2TY. We intend to notify you of the results of both shareholder meetings as soon as practicable after both have occurred.

                            INDEPENDENT ACCOUNTANTS

     The consolidated financial statements of Royal Caribbean as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, included in this proxy statement have been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their report appearing herein.

     The consolidated financial statements of P&O Princess as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, included in this proxy statement have been audited by KPMG Audit plc, independent auditors, as stated in their report appearing herein.

                      WHERE YOU CAN FIND MORE INFORMATION

     Royal Caribbean and P&O Princess file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Royal Caribbean and P&O Princess file with the Securities and Exchange Commission at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Royal Caribbean's and P&O Princess's Securities and Exchange Commission filings are also available to the public from commercial document retrieval services, and Royal Caribbean's filings are also available at the web site maintained by the Securities and Exchange Commission at "http://www.sec.gov".

     The Securities and Exchange Commission allows us to "incorporate by reference" information into this proxy statement. This means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This proxy statement incorporates by reference the documents set forth below that we and P&O Princess have previously furnished to the Securities and Exchange Commission. These documents contain important information about Royal Caribbean and P&O Princess and their financial performance and P&O Princess and its financial performance.

ROYAL CARIBBEAN
SECURITIES AND EXCHANGE COMMISSION FILINGS
(FILE NO. 1-11884)                             PERIOD
------------------------------------------     ------
Annual Report on Form 20-F                     Fiscal year ended December 31, 2000
Quarterly Reports filed on Form 6-K            Quarters ended March 31, 2001, June 30, 2001,
                                               and
                                               September 30, 2001
Amended Quarterly Report on Form 6-K           Filed on November 19, 2001

P&O PRINCESS
SECURITIES AND EXCHANGE COMMISSION FILINGS
(FILE NO. 1-15136)                             PERIOD
------------------------------------------     ------
Annual Report on Form 20-F                     Fiscal year ended December 31, 2000
Quarterly Reports filed on Form 6-K            Quarters ended March 31, 2001, June 30, 2001,
                                               and
                                               September 30, 2001

     We are also incorporating by reference additional documents that we and P&O Princess furnish to the Securities and Exchange Commission between the date of this proxy statement and the date of the Special Meeting.

     ROYAL CARIBBEAN HAS SUPPLIED ALL INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT RELATING TO ROYAL CARIBBEAN, AND P&O PRINCESS HAS SUPPLIED ALL INFORMATION RELATING TO P&O PRINCESS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT.

     You may already have been sent some of the documents incorporated by reference, but you can obtain any of them from us or the Securities and Exchange Commission. Documents incorporated by reference are available from us or P&O Princess, as relevant, without charge, excluding all exhibits, unless we have specifically incorporated by reference an exhibit in this proxy statement. Shareholders may obtain these documents incorporated by reference by requesting them from the appropriate company at the following addresses and telephone numbers:

        ROYAL CARIBBEAN CRUISES LTD.                      P&O PRINCESS CRUISES PLC
             1050 CARIBBEAN WAY                             77 NEW OXFORD STREET
         MIAMI, FLORIDA 33132-2096                            LONDON, ENGLAND
          ATTENTION: ERIN WILLIAMS                                WC1A 1PP
            TEL: (305) 539-6153                      ATTENTION: CAROLINE KEPPEL-PALMER
                                                          TEL: +44-(0)20-7805-1200

     If you would like to request documents from us or P&O Princess, please do so by February 7, 2002 to receive them before the Special Meeting. We will send the documents by first-class mail within two business days of receiving your request.

     You can also get more information by visiting Royal Caribbean's web site at www.rclinvestor.com and P&O Princess's web site at www.poprincesscruises.com. WEB SITE MATERIALS ARE NOT PART OF THIS PROXY STATEMENT.

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT TO VOTE ON THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT AT THE SPECIAL MEETING. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED DECEMBER 27, 2001. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN IT IS ACCURATE AS OF ANY DATE OTHER THAN THAT DATE, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

                    INDEX TO HISTORICAL FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
ROYAL CARIBBEAN CRUISES LTD.
  Financial Statements -- December 31, 2000, 1999 and 1998
  Report of Independent Certified Public Accountants........     F-2
  Consolidated Statements of Operations.....................     F-3
  Consolidated Balance Sheets...............................     F-4
  Consolidated Statements of Cash Flows.....................     F-5
  Notes to the Consolidated Financial Statements............     F-6
  Interim Financial Statements -- September 30, 2001
  Consolidated Statement of Operations......................    F-17
  Consolidated Balance Sheets...............................    F-18
  Consolidated Statements of Cash Flows.....................    F-19
  Notes to the Consolidated Financial Statements............    F-20
  U.K. GAAP Reconciliation..................................    F-23

P&O PRINCESS CRUISES PLC
  Financial Statements -- December 31, 2000, 1999 and 1998
  Independent Auditors' Report..............................    F-27
  Group Profit and Loss Accounts............................    F-28
  Group Balance Sheets......................................    F-29
  Group Cash Flow Statement.................................    F-30
  Group Statement of Total Recognized Gains and Losses......    F-31
  Notes to the Consolidated Financial Statements............    F-32
  Financial Statements -- September 30, 2001
  Group Profit and Loss Account.............................    F-66
  Group Balance Sheet.......................................    F-67
  Group Cash Flow Statement.................................    F-68
  Reconciliations of Movements in Shareholders' Funds.......    F-68
  U.S. GAAP Reconciliation..................................    F-69

                    FINANCIAL INFORMATION ON ROYAL CARIBBEAN

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Shareholders and
Directors of Royal Caribbean Cruises Ltd.:

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and of cash flows present fairly, in all material respects, the financial position of Royal Caribbean Cruises Ltd. and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Miami, Florida
January 26, 2001, except for Note 14 which is as of March 9, 2001

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   YEAR ENDED DECEMBER 31,
                                                             ------------------------------------
                                                                2000         1999         1998
                                                             ----------   ----------   ----------
INCOME STATEMENT
Revenues...................................................  $2,865,846   $2,546,152   $2,636,291
                                                             ----------   ----------   ----------
Expenses
  Operating................................................   1,652,459    1,496,252    1,593,728
  Marketing, selling and administrative....................     412,799      371,817      359,214
  Depreciation and amortization............................     231,048      197,909      194,614
                                                             ----------   ----------   ----------
                                                              2,296,306    2,065,978    2,147,556
                                                             ----------   ----------   ----------
Operating Income...........................................     569,540      480,174      488,735
                                                             ----------   ----------   ----------
Other Income (Expense)
  Interest income..........................................       7,922        8,182       15,912
  Interest expense, net of capitalized interest............    (154,328)    (130,625)    (167,869)
  Other income (expense)...................................      22,229       26,122       (6,008)
                                                             ----------   ----------   ----------
                                                               (124,177)     (96,321)    (157,965)
                                                             ----------   ----------   ----------
Net Income.................................................  $  445,363   $  383,853   $  330,770
                                                             ==========   ==========   ==========
EARNINGS PER SHARE:
  Basic....................................................  $     2.34   $     2.15   $     1.90
                                                             ==========   ==========   ==========
  Diluted..................................................  $     2.31   $     2.06   $     1.83
                                                             ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                          CONSOLIDATED BALANCE SHEETS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                                 2000          1999
                                                              ----------    ----------
                                        ASSETS
Current Assets
  Cash and cash equivalents.................................  $  177,810    $   63,470
  Trade and other receivables, net..........................      53,609        53,459
  Inventories...............................................      30,115        26,398
  Prepaid expenses..........................................      49,185        51,050
                                                              ----------    ----------
          Total current assets..............................     310,719       194,377
Property and Equipment -- at cost less accumulated
  depreciation and amortization.............................   6,831,809     5,858,185
Goodwill -- less accumulated amortization of $128,192 and
  $117,778, respectively....................................     288,974       299,388
Other Assets................................................     396,963        28,561
                                                              ----------    ----------
                                                              $7,828,465    $6,380,511
                                                              ==========    ==========
                         LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Current portion of long-term debt.........................  $  109,926    $  128,086
  Accounts payable..........................................     158,143       103,041
  Accrued liabilities.......................................     200,900       209,104
  Customer deposits.........................................     443,411       465,033
                                                              ----------    ----------
          Total current liabilities.........................     912,380       905,264
Long-Term Debt..............................................   3,300,170     2,214,091
Commitments and Contingencies (Note 12)
SHAREHOLDERS' EQUITY
Preferred stock ($.01 par value; 20,000,000 shares
  authorized; 3,450,000 cumulative convertible preferred
  shares issued; 0 and 3,444,000 shares stated at
  liquidation value)........................................          --       172,200
Common stock ($.01 par value; 500,000,000 shares authorized;
  192,122,088 and 181,217,378 shares issued)................       1,921         1,812
Paid-in capital.............................................   2,043,111     1,866,647
Retained earnings...........................................   1,576,921     1,225,976
Treasury stock (435,180 and 394,836 common shares at
  cost).....................................................      (6,038)       (5,479)
                                                              ==========    ==========
          Total shareholders' equity........................   3,615,915     3,261,156
                                                              ----------    ----------
                                                              $7,828,465    $6,380,511
                                                              ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                 2000         1999       1998
                                                              -----------   --------   --------
OPERATING ACTIVITIES
Net income..................................................  $   445,363   $383,853   $330,770
Adjustments:
  Depreciation and amortization.............................      231,048    197,909    194,614
  Gain on sale of asset.....................................           --         --    (31,031)
  Write-down of vessel to fair value........................           --         --     32,035
Changes in operating assets and liabilities:
  (Increase) in trade and other receivables, net............         (150)   (16,927)   (13,904)
  (Increase) decrease in inventories........................       (3,717)     5,436      5,440
  Decrease (increase) in prepaid expenses...................        1,865     (6,006)    (3,600)
  Increase (decrease) in accounts payable...................       55,102    (12,792)     7,359
  (Decrease) increase in accrued liabilities................       (8,204)   (34,373)    27,722
  (Decrease) increase in customer deposits..................      (21,622)    62,107    (26,477)
  Other, net................................................        3,631      4,151      3,930
                                                              -----------   --------   --------
Net cash provided by operating activities...................      703,316    583,358    526,858
                                                              -----------   --------   --------
INVESTING ACTIVITIES
Purchases of property and equipment.........................   (1,285,649)  (972,481)  (556,953)
Proceeds from sale of asset.................................           --         --     94,500
Investment in convertible preferred stock...................     (305,044)        --         --
Net proceeds from vessel transfer to joint venture..........       47,680         --         --
Other, net..................................................      (21,417)   (14,963)       247
                                                              -----------   --------   --------
Net cash used in investing activities.......................   (1,564,430)  (987,444)  (462,206)
                                                              -----------   --------   --------
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt....................    1,195,000         --    296,141
Repayments of long-term debt................................     (128,086)  (127,919)  (403,178)
Dividends...................................................      (94,418)   (81,568)   (67,734)
Proceeds from issuance of common stock......................           --    487,399    165,532
Other, net..................................................        2,958     16,723      6,715
                                                              -----------   --------   --------
Net cash provided by (used in) financing activities.........      975,454    294,635     (2,524)
                                                              -----------   --------   --------
Net Increase (Decrease) in Cash and Cash Equivalents........      114,340   (109,451)    62,128
Cash and Cash Equivalents, Beginning of Year................       63,470    172,921    110,793
                                                              -----------   --------   --------
Cash and Cash Equivalents, End of Year......................  $   177,810   $ 63,470   $172,921
                                                              ===========   ========   ========
SUPPLEMENTAL DISCLOSURE
Interest paid...............................................  $   146,434   $133,925   $170,278
                                                              ===========   ========   ========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  GENERAL

  Description of Business

     We are a global cruise company. We operate two cruise brands, Royal Caribbean International and Celebrity Cruises, with 13 cruise ships and six cruise ships, respectively at December 31, 2000. Our ships operate on a selection of worldwide itineraries that call on approximately 200 destinations. (See Note 14 -- Subsequent Events.)

  Basis for Preparation of Consolidated Financial Statements

     The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles and are presented in U.S. dollars. Estimates are required for the preparation of financial statements in accordance with generally accepted accounting principles. Actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Cruise Revenues and Expenses

     Deposits received on sales of guest cruises are recorded as customer deposits and are recognized, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of 10 days or less and on a pro rata basis for voyages in excess of 10 days. Certain revenues and expenses from pro rata voyages are estimated.

  Cash and Cash Equivalents

     Cash and cash equivalents include cash and marketable securities with original maturities of less than 90 days.

  Inventories

     Inventories consist of provisions, supplies and fuel carried at the lower of cost (weighted-average) or market.

  Property and Equipment

     Property and equipment are stated at cost. Significant vessel improvement costs are capitalized as additions to the vessel, while costs of repairs and maintenance are charged to expense as incurred. We capitalize interest as part of the cost of construction. We review long-lived assets for impairment whenever events or changes in circumstances indicate, based on estimated future cash flows, that the carrying amount of these assets may not be fully recoverable.

     Depreciation of property and equipment, which includes amortization of vessels under capital lease, is computed using the straight-line method over useful lives of primarily 30 years for vessels and three to 10 years for other property and equipment. (See Note 4 -- Property and Equipment.)

  Goodwill

     Goodwill represents the excess of cost over the fair value of net assets acquired and is being amortized over 40 years using the straight-line method. We review goodwill and other intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be fully recoverable.

                          ROYAL CARIBBEAN CRUISES LTD.

  Advertising Costs

     Advertising costs are expensed as incurred except those costs which result in tangible assets, such as brochures, are treated as prepaid expenses and charged to expense as consumed. Advertising expenses consist of media advertising as well as brochure, production and direct mail costs. Media advertising was $98.9 million, $93.1 million and $76.7 million, and brochure, production and direct mail costs were $79.2 million, $57.4 million and $63.2 million for the years 2000, 1999 and 1998, respectively.

  Drydocking

     Drydocking costs are accrued evenly over the period to the next scheduled drydocking and are included in accrued liabilities.

  Financial Instruments

     We enter into various forward, option and swap contracts to limit our exposure to fluctuations in foreign currency exchange rates and oil prices, to modify our exposure to interest rate movements, and to manage our interest costs. The differential in interest rates and oil prices to be paid or received under these agreements is recognized in income over the life of the contracts as part of interest expense and fuel expense, respectively. Gains and losses on foreign currency forward contracts that hedge foreign currency denominated firm commitments related to vessels under construction are included in the basis of the vessels. Gains and losses on foreign currency forward contracts of anticipated transactions are recognized in income currently.

  Foreign Currency Transactions

     The majority of our transactions are settled in U.S. dollars. Gains or losses resulting from transactions denominated in other currencies and remeasurements of other currencies are recognized in income currently.

  Earnings Per Share

     Basic earnings per share is computed by dividing net income, after deducting preferred stock dividends accumulated during the period, by the weighted-average number of shares of common stock outstanding during each period. Diluted earnings per share is computed by dividing net income by the weighted-average number of shares of common stock, common stock equivalents and other potentially dilutive securities outstanding during each period.

  Stock-Based Compensation

     We account for stock-based compensation using the intrinsic value method and disclose certain fair market value information with respect to our stock-based compensation activity. (See Note 7 -- Shareholders' Equity.)

  Segment Reporting

     We operate two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands have been aggregated as a single operating segment based on the similarity of their economic characteristics as well as product and services provided.

                          ROYAL CARIBBEAN CRUISES LTD.

     Information by geographic area is shown in the table below. Revenues are attributed to geographic areas based on the source of the guest.

                                                          2000        1999        1998
                                                          ----        ----        ----
Revenues:
United States...........................................   82%         83%         84%
All Other Countries.....................................   18%         17%         16%

NOTE 3.  STOCK SPLIT

     On June 23, 1998, we authorized a two-for-one split of our common stock effected in the form of a stock dividend. The additional shares were distributed on July 31, 1998 to shareholders of record on July 10, 1998. All share and per share information has been retroactively restated to reflect this stock split.

NOTE 4.  PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                 2000         1999
                                                              ----------   ----------
Land........................................................  $    7,056   $    7,549
Vessels.....................................................   6,168,383    5,158,278
Vessels under capital lease.................................     768,474      766,826
Vessels under construction..................................     508,954      495,483
Other.......................................................     313,689      223,920
                                                              ----------   ----------
                                                               7,766,556    6,652,056
Less -- accumulated depreciation and amortization...........    (934,747)    (793,871)
                                                              ----------   ----------
                                                              $6,831,809   $5,858,185
                                                              ==========   ==========

     Vessels under construction include progress payments for the construction of new vessels as well as planning, design, interest, commitment fees and other associated costs. We capitalized interest costs of $44.2 million, $34.6 million and $15.0 million for the years 2000, 1999 and 1998, respectively. Accumulated amortization related to vessels under capital lease was $112.9 million and $90.2 million at December 31, 2000 and 1999, respectively.

NOTE 5.  OTHER ASSETS

     In July 2000, we purchased a new issue of convertible preferred stock, denominated in British pound sterling, for approximately $300 million from First Choice Holidays PLC. The convertible preferred stock carries a 6.75% coupon. Dividends of $9.2 million were received in 2000 and recorded in Other income (expense). If fully converted, our holding would represent less than a 20% interest in First Choice Holidays PLC.

     Independently, we entered into a joint venture with First Choice Holidays PLC to launch a new European cruise line. As part of the transaction, ownership of Viking Serenade was transferred from our fleet to the new joint venture at a valuation of approximately $95.4 million. The contribution of Viking Serenade represents our 50% investment in the joint venture as well as approximately $47.7 million in proceeds towards the purchase price of the convertible preferred stock. The contribution of Viking Serenade resulted in a deferred gain of approximately $3.8 million which is being recognized over the estimated remaining useful life of the vessel. Royal Caribbean International will continue to operate Viking Serenade under a charter agreement until early 2002.

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 6.  LONG-TERM DEBT

     Long-term debt consists of the following (in thousands):

                                                                 2000         1999
                                                              ----------   ----------
$625 million term loan bearing interest at LIBOR plus
  0.875%, due 2005..........................................  $  625,000   $       --
$300 million term loan bearing interest at LIBOR plus 0.8%,
  due 2009 through 2010.....................................     300,000           --
$1 billion revolving credit facility bearing interest at
  LIBOR plus 0.275% on balances outstanding, 0.125% facility
  fee, due 2003.............................................     270,000           --
Senior Notes and Senior Debentures bearing interest at rates ranging from 6.75% to 8.25%, due 2002 through 2008, 2018
  and 2027..................................................   1,392,017    1,391,012
Term loan bearing interest at 8.0%, due 2006................     134,332      159,703
Term loans bearing interest at rates ranging from 6.7% to
  7.1%, due through 2005, secured by certain Celebrity
  vessels...................................................     241,452      322,084
Term loans bearing interest at 6.5% through Nov. 2001 and at
  LIBOR plus 0.45% through 2004, due through 2004, secured
  by certain Celebrity vessels..............................      19,697       25,342
Capital lease obligations with implicit interest rates
  ranging from 7.0% to 7.2%, due through 2011...............     427,598      444,036
                                                              ----------   ----------
                                                               3,410,096    2,342,177
Less -- current portion.....................................    (109,926)    (128,086)
                                                              ----------   ----------
Long-term portion...........................................  $3,300,170   $2,214,091
                                                              ==========   ==========

     In December 2000, we entered into a $360.0 million unsecured term loan. The loan can be utilized during 2001 and bears interest at LIBOR plus 1.0%, due 2006.

     In June 2000, we entered into a $625.0 million unsecured term loan bearing interest at LIBOR plus 0.875%, due 2005.

     In December 1999, we entered into a $300.0 million unsecured term loan bearing interest at LIBOR plus 0.8%, of which $150.0 million is due in 2009 and $150.0 million is due in 2010.

     The contractual interest rates on balances outstanding under our $1.0 billion unsecured revolving credit facility and the $625.0 million unsecured term loan vary with our debt rating. Effective January 2001, the margin and facility fee on the $1.0 billion unsecured revolving credit facility were 0.3% and 0.15%, respectively, and the margin on the $625.0 million unsecured term loan was 1.0%.

     In March 1998, we issued $150.0 million of 6.75% Senior Notes due 2008 and $150.0 million of 7.25% Senior Debentures due 2018. Net proceeds were approximately $296.1 million.

     The Senior Notes and Senior Debentures are unsecured and are not redeemable prior to maturity.

     We entered into a $264.0 million capital lease to finance Splendour of the Seas and a $260.0 million capital lease to finance Legend of the Seas in 1996 and 1995, respectively.

     The capital leases each have semi-annual payments of $12.0 million over 15 years with final payments of $99.0 million and $97.5 million, respectively.

                          ROYAL CARIBBEAN CRUISES LTD.

     Our debt agreements contain covenants that require us, among other things, to maintain minimum liquidity, net worth, and fixed charge coverage and limit our debt to capital ratio. We are in compliance with all covenants as of December 31, 2000. Following is a schedule of principal repayments on long-term debt (in thousands):

YEAR
----
2001........................................................  $  109,926
2002........................................................     260,440
2003........................................................     380,948
2004........................................................     218,780
2005........................................................     837,526
Thereafter..................................................   1,602,476
                                                              ----------
                                                              $3,410,096
                                                              ==========

NOTE 7.  SHAREHOLDERS' EQUITY

     The following represents an analysis of the changes in shareholders' equity for the years 2000, 1999 and 1998 (in thousands):

                                           PREFERRED   COMMON     PAID-IN      RETAINED    TREASURY
                                             STOCK      STOCK     CAPITAL      EARNINGS     STOCK       TOTAL
                                           ---------   -------   ----------   ----------   --------   ----------
Balances at January 1, 1998..............  $172,500    $1,621    $1,188,304   $  660,655   $(4,359)   $2,018,721
Issuance of common stock.................        --        61       165,471           --        --       165,532
Issuance under employee related plans....        --         8         8,021           --      (560)        7,469
Preferred stock dividends................        --        --            --      (12,506)       --       (12,506)
Common stock dividends...................        --        --            --      (55,228)       --       (55,228)
Net income...............................        --        --            --      330,770        --       330,770
                                           --------    ------    ----------   ----------   -------    ----------
Balances at December 31, 1998............   172,500     1,690     1,361,796      923,691    (4,919)    2,454,758
Issuance of common stock.................        --       108       487,291           --        --       487,399
Issuance under preferred stock
  conversion.............................      (300)       --           300           --        --            --
Issuance under employee related plans....        --        14        17,260           --      (560)       16,714
Preferred stock dividends................        --        --            --      (12,506)       --       (12,506)
Common stock dividends...................        --        --            --      (69,062)       --       (69,062)
Net income...............................        --        --            --      383,853        --       383,853
                                           --------    ------    ----------   ----------   -------    ----------
Balances at December 31, 1999............   172,200     1,812     1,866,647    1,225,976    (5,479)    3,261,156
Issuance under preferred stock
  conversion.............................  (172,200)      106       172,094           --        --            --
Issuance under employee related plans....        --         3         4,370           --      (559)        3,814
Preferred stock dividends................        --        --            --       (3,121)       --        (3,121)
Common stock dividends...................        --        --            --      (91,297)       --       (91,297)
Net income...............................        --        --            --      445,363        --       445,363
                                           --------    ------    ----------   ----------   -------    ----------
Balances at December 31, 2000............  $     --    $1,921    $2,043,111   $1,576,921   $(6,038)   $3,615,915
                                           ========    ======    ==========   ==========   =======    ==========

     On April 14, 2000, we redeemed all outstanding shares of the convertible preferred stock and dividends ceased to accrue.

     In 1999, we completed a public offering of 11,625,000 shares of common stock at a price of $46.69 per share. Of the total shares sold, 10,825,000 shares were sold by us, and the balance of 800,000 shares were sold by a selling shareholder. After deduction of the underwriting discount and other estimated expenses of the offering, our net proceeds were approximately $487.4 million.

                          ROYAL CARIBBEAN CRUISES LTD.

     In March 1998, we completed a public offering of 13,800,000 shares of common stock at a price of $28.25 per share. Of the total shares sold, 6,100,690 shares were sold by us and the balance of 7,699,310 shares were sold by selling shareholders. After deduction of the underwriting discount and other estimated expenses of the offering, our net proceeds were approximately $165.5 million.

     Our Employee Stock Purchase Plan facilitates the purchase by employees of up to 800,000 shares of common stock commencing January 1, 1994. The purchase price is derived from a formula based on 90% of the fair market value of the common stock during the quarterly purchase period, subject to certain restrictions. Shares of common stock of 40,838, 35,263 and 35,546 were issued under the Employee Stock Purchase Plan at an average price of $23.09, $37.81 and $28.33 during 2000, 1999 and 1998, respectively.

     Under an executive compensation program approved in 1994, we will award to a trust 10,086 shares of common stock per quarter, up to a maximum of 806,880 shares. We issued 40,344 shares each year under the program during 2000, 1999 and 1998.

     We have an Employee Stock Option Plan and an Incentive Stock Option Plan, which provide for awards to our officers, directors and key employees up to an aggregate of 14,703,000 shares and 3,700,000 shares of common stock, respectively. Options are granted at a price not less than the fair value of the shares on the date of grant and expire not later than 10 years after the date of grant. Options under the Employee Stock Option Plan generally become exercisable as to 40% of the amount granted two years after the grant date and 20% of the amount granted at the end of each of the three succeeding years. Options under the Incentive Stock Option Plan generally become exercisable as to 25% of the amount granted two years after the grant date and 25% of the amount granted at the end of each of the three succeeding years.

     Stock option activity and information about stock options outstanding are summarized in the following tables.

                                          2000                            1999                            1998
                              -----------------------------   -----------------------------   ----------------------------
                              NUMBER OF    WEIGHTED AVERAGE   NUMBER OF    WEIGHTED AVERAGE   NUMBER OF   WEIGHTED AVERAGE
STOCK OPTION ACTIVITY          OPTIONS      EXERCISE PRICE     OPTIONS      EXERCISE PRICE     OPTIONS     EXERCISE PRICE
---------------------         ----------   ----------------   ----------   ----------------   ---------   ----------------
Outstanding options at
  January 1.................   6,894,172        $24.82         6,492,390        $16.78        5,474,316        $12.92
Granted.....................   5,036,100        $30.21         2,285,500        $39.23        2,013,000        $25.07
Exercised...................    (186,436)       $12.68        (1,318,714)       $11.01         (652,474)       $ 9.90
Canceled....................    (452,052)       $30.65          (565,004)       $23.03         (342,452)       $16.74
                              ----------                      ----------                      ---------
Outstanding options at
  December 31...............  11,291,784        $27.17         6,894,172        $24.82        6,492,390        $16.78
                              ==========                      ==========                      =========
Options exercisable at
  December 31...............   2,707,234        $16.02         1,649,180        $12.53        2,253,746        $10.66
                              ==========                      ==========                      =========
Available for future grants
  at December 31............   3,839,246                       8,553,864                      1,274,360
                              ==========                      ==========                      =========

                          ROYAL CARIBBEAN CRUISES LTD.

STOCK OPTIONS OUTSTANDING
-------------------------
AS OF DECEMBER 31, 2000

                                                                OPTIONS OUTSTANDING            OPTIONS EXERCISABLE
                                                         ----------------------------------   ----------------------
                                                                       WEIGHTED    WEIGHTED                 WEIGHTED
                                                                        AVERAGE    AVERAGE                  AVERAGE
                                                           NUMBER      REMAINING   EXERCISE     NUMBER      EXERCISE
EXERCISE PRICE RANGE                                     OUTSTANDING     LIFE       PRICE     EXERCISABLE    PRICE
--------------------                                     -----------   ---------   --------   -----------   --------
$ 7.24 - $18.06........................................   2,289,784    4.5 years    $12.75     1,862,859     $12.37
$18.81 - $20.30........................................   2,215,600    9.9 years    $20.29        28,000     $19.97
$21.92 - $27.34........................................   2,169,900    7.5 years    $24.17       800,375     $24.05
$28.78 - $35.09........................................   2,257,500    8.7 years    $31.65        16,000     $32.84
$41.63 - $48.00........................................   2,359,000    8.9 years    $46.12            --         --
                                                         ----------                            ---------
                                                         11,291,784    7.9 years    $27.17     2,707,234     $16.02
                                                         ==========                            =========

     We use the intrinsic value method of accounting for stock-based compensation. Had the fair value based method been used to account for such compensation, compensation costs would have reduced net income by $28.8 million, $15.0 million and $8.2 million or $0.15, $0.08 and $0.05 per share in 2000, 1999 and 1998, respectively. The weighted-average fair value of options granted during 2000, 1999 and 1998 was $12.43, $15.52 and $10.49, respectively. Fair market value information for our stock options was estimated using the Black-Scholes option-pricing model assuming expected dividend rates of 2.0%, 1.0% and 1.5% in 2000, 1999 and 1998, respectively; estimated terms of six years in 2000, 1999 and 1998; risk-free rates of return of approximately 6% in 2000 and 5% in 1999 and 1998; and expected volatility of 38.4%, 35.6% and 35.0% in 2000, 1999 and 1998, respectively.

     Effective January 1, 1998, we instituted a program, "Taking Stock in Employees," to award stock to employees up to a maximum of 1,400,000 shares of common stock. Employees are awarded five shares of our stock at the end of each year of employment through December 31, 2007. Employees can elect to receive cash equal to the fair market value of the stock upon vesting. Compensation expense related to this program was $2.1 million, $3.3 million and $3.6 million in 2000, 1999 and 1998, respectively.

NOTE 8.  EARNINGS PER SHARE

     Below is a reconciliation between basic and diluted earnings per share for the years ended December 31, 2000, 1999 and 1998 (in thousands, except per share data).

                                                                     FOR THE YEARS ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------------------
                                                      2000                         1999                         1998
                                           --------------------------   --------------------------   --------------------------
                                                                 PER                          PER                          PER
                                            INCOME    SHARES    SHARE    INCOME    SHARES    SHARE    INCOME    SHARES    SHARE
                                           --------   -------   -----   --------   -------   -----   --------   -------   -----
Net income...............................  $445,363                     $383,853                     $330,770
Less: preferred stock dividends..........    (1,933)                     (12,506)                     (12,506)
                                           --------                     --------                     --------
Basic earnings per share.................   443,430   189,397   $2.34    371,347   172,319   $2.15    318,264   167,577   $1.90
                                                                =====                        =====                        =====
Effect of dilutive securities:
  Stock options..........................               1,428                        3,508                        2,940
  Convertible preferred stock............     1,933     2,110             12,506    10,629             12,506    10,648
                                           --------   -------           --------   -------           --------   -------
Diluted earnings per share...............  $445,363   192,935   $2.31   $383,853   186,456   $2.06   $330,770   181,165   $1.83
                                           ========   =======   =====   ========   =======   =====   ========   =======   =====

NOTE 9.  RETIREMENT PLANS

     We maintain a defined contribution pension plan covering all of our full-time shoreside employees who have completed the minimum period of continuous service. Annual contributions to the plan are based on

                          ROYAL CARIBBEAN CRUISES LTD.

fixed percentages of participants' salaries and years of service, not to exceed certain maximums. Pension cost was $7.3 million, $7.2 million and $6.9 million for the years 2000, 1999 and 1998, respectively.

     Effective January 1, 2000, we instituted a defined benefit pension plan to cover all of our shipboard employees not covered under another pension plan. Benefits to eligible employees are accrued based on the employee's years of service. We fund the plan based on actuarial valuations and contributed approximately $2.0 million in 2000.

NOTE 10.  INCOME TAXES

     We and the majority of our subsidiaries are not subject to U.S. corporate income tax on income generated from the international operation of ships pursuant to Section 883 of the Internal Revenue Code, provided that we meet certain tests related to country of incorporation and composition of shareholders. We believe that we and a majority of our subsidiaries meet these tests. Income tax expense related to our remaining subsidiaries is not significant.

NOTE 11.  FINANCIAL INSTRUMENTS

     The estimated fair values of our financial instruments are as follows (in thousands):

                                                           2000                        1999
                                                 -------------------------   -------------------------
                                                  CARRYING        FAIR        CARRYING        FAIR
                                                   AMOUNT         VALUE        AMOUNT         VALUE
                                                 -----------   -----------   -----------   -----------
Cash and Cash Equivalents......................  $   177,810   $   177,810   $    63,470   $    63,470
Long-Term Debt (including current portion of
  long-term debt)..............................   (3,410,096)   (3,332,475)   (2,342,177)   (2,339,960)
Off-Balance Sheet Financial Instruments:
  Interest Rate Swap Agreements in a net
    (payable) receivable position..............         (300)       24,583         2,130       (13,661)
  Foreign Currency Forward Contracts
    (losses)...................................       (5,624)       (5,624)       (6,894)       (6,894)
                                                 -----------   -----------   -----------   -----------

     The carrying amounts shown are the amounts reported in the consolidated balance sheets. The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of December 31, 2000 or 1999 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

  Cash and Cash Equivalents

     The carrying amounts of cash and cash equivalents approximate their fair values due to the short maturity of these instruments.

  Long-Term Debt

     The fair values of the Senior Notes and Senior Debentures were estimated by obtaining quoted market prices. The fair values of all other debt were estimated based on the market rates available to us for similar debt with the same remaining maturities.

  Interest Rate Swap Agreements

     The fair values of interest rate swap agreements were estimated based on quoted market prices for similar or identical financial instruments to those we hold. Our exposure to market risk for changes in interest

                          ROYAL CARIBBEAN CRUISES LTD.

rates relates to our long-term debt obligations. Market risk associated with our long-term debt is the potential increase in fair value resulting from a decrease in interest rates. We use interest rate swaps to modify our exposure to interest rate movements and manage our interest expense. As of December 31, 2000, we had agreements in effect which exchanged fixed interest rates for floating interest rates in a notional amount of $0.9 billion, maturing 2002 through 2008.

     We have exposure under these interest rate swap agreements for the cost of replacing the contracts in the event of nonperformance by the counterparties, all of which are currently our lending banks. To minimize this risk, we limit our exposure to any individual counterparty and select counterparties with credit risks acceptable to us.

  Foreign Currency Contracts

     Foreign currency forward exchange contracts are used to mitigate the impact of fluctuations in foreign currency exchange rates. We hedge foreign currency denominated firm commitments related to vessel construction contracts and forecasted transactions. The fair values of these financial instruments are estimated based on quoted market prices for similar instruments.

     As of December 31, 2000, we had foreign currency forward contracts in a notional amount of $1.2 billion maturing through 2002. Gains and losses on foreign currency forward contracts that hedge foreign currency denominated firm commitments related to vessels under construction are included in the basis of the vessels. Gains and losses on foreign currency forward contracts of anticipated transactions are recognized in income currently.

     Our exposure under these financial instruments is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts. To minimize this risk, we select counterparties with credit risks acceptable to us and we limit our exposure to any individual counterparty. Furthermore, all foreign currency contracts are denominated in primary currencies.

  New Accounting Guidance

     In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 137 and SFAS No. 138, which deferred the effective date of SFAS No. 133 until January 1, 2001. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives will either be recognized in earnings as offsets to the changes in fair value of related hedged items or, for forecasted transactions, deferred and recorded as a component of other comprehensive income until the hedged transactions occur and are recognized in earnings. The ineffective portion of a hedging derivative's change in fair value will be immediately recognized in earnings. The adoption of SFAS No. 133 is not expected to have a material effect on our results of operations or financial position.

NOTE 12.  COMMITMENTS AND CONTINGENCIES

  Capital Expenditures

     As of December 31, 2000, we had 10 ships on order. Three are Voyager-class vessels designated for the Royal Caribbean International fleet scheduled for delivery in the fourth quarters of 2001, 2002 and 2003. We also have four Radiance-class vessels designated for the Royal Caribbean International fleet scheduled for delivery in the first quarter of 2001, the second quarters of 2002 and 2003 and the first quarter of 2004. Three Millennium-class vessels are designated for the Celebrity Cruises fleet and are scheduled for delivery in the first quarter of 2001, third quarter of 2001 and second quarter of 2002. The aggregate contract price of the 10 ships, which excludes capitalized interest and other ancillary costs, is approximately $4.1 billion, of

                          ROYAL CARIBBEAN CRUISES LTD.

which we deposited $88.1 million during 2000, $205.8 million during 1999 and $60.5 million during 1998. Additional deposits are due prior to the dates of delivery of $223.1 million in 2001, $121.8 million in 2002 and $27.8 million in 2003. (See Note 14 -- Subsequent Events.)

  Litigation

     Beginning in August 1996, several purported class action suits were filed alleging that Royal Caribbean International and Celebrity should have paid commissions to travel agents on a portion of the port charges that were included in the price of cruise fares. In December 1998, a Florida state court dismissed one of the suits for failure to state a claim under Florida law and in May 2000, the Florida Circuit Court of Appeals upheld the dismissal. In December 2000, the remaining suit was dismissed.

     In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

     We are routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. We believe the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon our financial condition or results of operations.

  Operating Leases

     We are obligated under noncancelable operating leases for various facilities, primarily office and warehouse space. As of December 31, 2000, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

YEAR
----
2001........................................................  $ 6,616
2002........................................................    5,679
2003........................................................    5,016
2004........................................................    4,560
2005........................................................    3,895
Thereafter..................................................   17,936
                                                              -------
                                                              $43,702
                                                              =======

     Total rent expense for all operating leases amounted to $6.7 million, $5.1 million and $6.9 million for the years 2000, 1999 and 1998, respectively.

                          ROYAL CARIBBEAN CRUISES LTD.

  Other

     At December 31, 2000, we have commitments through 2014 to pay a minimum amount for our annual usage of certain port facilities as follows (in thousands):

YEAR
----
2001........................................................  $ 12,669
2002........................................................    15,681
2003........................................................    15,193
2004........................................................    16,010
2005........................................................    15,715
Thereafter..................................................   128,784
                                                              --------
                                                              $204,052
                                                              ========

     We are currently operating Viking Serenade under a charter agreement until early 2002 from our joint venture with First Choice Holidays PLC at an annualized rate of $6.4 million.

NOTE 13.  QUARTERLY DATA (UNAUDITED)

                                           FIRST QUARTER        SECOND QUARTER         THIRD QUARTER        FOURTH QUARTER
                                        -------------------   -------------------   -------------------   -------------------
                                          2000       1999       2000       1999       2000       1999       2000       1999
                                        --------   --------   --------   --------   --------   --------   --------   --------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues..............................  $707,786   $610,046   $680,731   $617,664   $835,210   $734,460   $642,118   $583,982
Operating Income......................  $139,636   $108,390   $131,196   $108,110   $236,166   $198,225   $ 62,541   $ 65,449
                                        --------   --------   --------   --------   --------   --------   --------   --------
Net Income............................  $105,528   $ 90,196   $108,258   $ 85,347   $201,497   $169,972   $ 30,080   $ 38,338
                                        ========   ========   ========   ========   ========   ========   ========   ========
Earnings Per Share:
  Basic...............................  $   0.57   $   0.52   $   0.57   $   0.49   $   1.05   $   0.98   $   0.16   $   0.19
                                        --------   --------   --------   --------   --------   --------   --------   --------
  Diluted.............................  $   0.55   $   0.49   $   0.56   $   0.47   $   1.04   $   0.92   $   0.16   $   0.19
                                        --------   --------   --------   --------   --------   --------   --------   --------
Dividends Declared Per Share..........  $   0.11   $   0.09   $   0.11   $   0.09   $   0.13   $   0.11   $   0.13   $   0.11
                                        --------   --------   --------   --------   --------   --------   --------   --------

NOTE 14.  SUBSEQUENT EVENTS

     In February 2001, we received net proceeds of $1.1 billion from the issuance of 8.75% Senior Notes and Liquid Yield Option(TM) Notes (LYONs), due 2011 and 2021, respectively. The LYONs are zero coupon bonds with a yield to maturity of 4.875%. The LYONs are convertible into 17.7 million shares of common stock if certain conditions are met.

     In February 2001, we took delivery of Infinity, a Millennium-class vessel with 2,000 berths, designated for the Celebrity Cruises fleet. In March 2001, we took delivery of Radiance of the Seas, a Radiance-class vessel with 2,100 berths, designated for the Royal Caribbean International fleet.

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
              (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                               THIRD QUARTER ENDED        NINE MONTHS ENDED
                                                  SEPTEMBER 30,             SEPTEMBER 30,
                                               --------------------    ------------------------
                                                 2001        2000         2001          2000
                                               --------    --------    ----------    ----------
REVENUES.....................................  $940,721    $835,210    $2,489,273    $2,223,727
                                               --------    --------    ----------    ----------
EXPENSES
  Operating..................................   529,156     444,888     1,489,498     1,238,666
  Marketing, selling and administrative......   123,489      96,650       343,748       309,338
  Depreciation and amortization..............    76,819      57,506       219,411       168,725
                                               --------    --------    ----------    ----------
                                                729,464     599,044     2,052,657     1,716,729
                                               --------    --------    ----------    ----------
OPERATING INCOME.............................   211,257     236,166       436,616       506,998
                                               --------    --------    ----------    ----------
OTHER INCOME (EXPENSE)
  Interest income............................     7,960       1,037        19,702         4,920
  Interest expense, net of capitalized
     interest................................   (63,212)    (39,539)     (185,746)     (102,865)
  Other income (expense).....................     3,207       3,833        22,850         6,230
                                               --------    --------    ----------    ----------
                                                (52,045)    (34,669)     (143,194)      (91,715)
                                               --------    --------    ----------    ----------
NET INCOME...................................  $159,212    $201,497    $  293,422    $  415,283
                                               ========    ========    ==========    ==========
EARNINGS PER SHARE:
  Basic......................................  $   0.83    $   1.05    $     1.53    $     2.19
                                               ========    ========    ==========    ==========
  Diluted....................................  $   0.82    $   1.04    $     1.52    $     2.15
                                               ========    ========    ==========    ==========
WEIGHTED AVERAGE SHARES OUTSTANDING:
  Basic......................................   192,254     192,019       192,208       188,492
                                               ========    ========    ==========    ==========
  Diluted....................................   193,139     193,011       193,435       192,726
                                               ========    ========    ==========    ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                          AS OF
                                                              -----------------------------
                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2001             2000
                                                              -------------    ------------
                                                               (UNAUDITED)
                                          ASSETS
CURRENT ASSETS
  Cash and cash equivalents.................................   $  764,590       $  177,810
  Trade and other receivables, net..........................       66,509           53,609
  Inventories...............................................       34,191           30,115
  Prepaid expenses and other................................       61,733           49,185
                                                               ----------       ----------
       Total current assets.................................      927,023          310,719
PROPERTY AND EQUIPMENT -- at cost less accumulated
  depreciation and amortization.............................    8,109,673        6,831,809
GOODWILL -- less accumulated amortization of $136,002 and
  $128,192, respectively....................................      281,164          288,974
OTHER ASSETS................................................      583,573          396,963
                                                               ----------       ----------
                                                               $9,901,433       $7,828,465
                                                               ==========       ==========
                           LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current portion of long-term debt.........................   $  234,277       $  109,926
  Accounts payable..........................................      157,665          158,143
  Accrued expenses and other liabilities....................      272,086          200,900
  Customer deposits.........................................      448,805          443,411
                                                               ----------       ----------
       Total current liabilities............................    1,112,833          912,380
LONG-TERM DEBT..............................................    4,906,808        3,300,170
OTHER LONG-TERM LIABILITIES.................................       48,631               --
COMMITMENTS AND CONTINGENCIES (NOTE 6)
SHAREHOLDERS' EQUITY
  Common stock ($.01 par value; 500,000,000 shares
     authorized; 192,289,724 and 192,122,088 shares
     issued)................................................        1,923            1,921
  Paid-in capital...........................................    2,045,639        2,043,111
  Retained earnings.........................................    1,795,374        1,576,921
  Accumulated other comprehensive income....................       (3,317)              --
  Treasury stock (465,438 and 435,180 common shares at
     cost)..................................................       (6,458)          (6,038)
                                                               ----------       ----------
       Total shareholders' equity...........................    3,833,161        3,615,915
                                                               ----------       ----------
                                                               $9,901,433       $7,828,465
                                                               ==========       ==========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (UNAUDITED, IN THOUSANDS)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              --------------------------
                                                                 2001           2000
                                                              -----------    -----------
OPERATING ACTIVITIES
NET INCOME..................................................  $   293,422    $   415,283
ADJUSTMENTS:
  Depreciation and amortization.............................      219,411        168,724
  Accretion of original issue discount......................       24,726             --
CHANGES IN OPERATING ASSETS AND LIABILITIES:
  (Increase) decrease in trade and other receivables, net...      (12,900)        13,213
  (Increase) in inventories.................................       (4,076)          (492)
  (Increase) decrease in prepaid expenses and other.........       (6,462)         6,493
  (Decrease) increase in accounts payable...................         (478)        53,364
  Increase in accrued expenses and other liabilities........       65,100            568
  Increase (decrease) in customer deposits..................        5,208        (12,966)
  Other, net................................................      (10,171)           939
                                                              -----------    -----------
  Net cash provided by operating activities.................      573,780        645,126
                                                              -----------    -----------
INVESTING ACTIVITIES
  Purchases of property and equipment.......................   (1,162,736)    (1,157,636)
  Investment in convertible preferred stock.................           --       (305,044)
  Net proceeds from vessel transfer to joint venture........           --         47,680
  Other, net................................................      (30,262)       (13,725)
                                                              -----------    -----------
  Net cash used in investing activities.....................   (1,192,998)    (1,428,725)
                                                              -----------    -----------
FINANCING ACTIVITIES
  Proceeds from issuance of long-term debt..................    1,574,643      1,060,000
  Repayment of long-term debt...............................     (298,128)       (77,759)
  Dividends.................................................      (74,969)       (69,429)
  Other, net................................................        4,452          2,894
                                                              -----------    -----------
  Net cash provided by financing activities.................    1,205,998        915,706
                                                              -----------    -----------
NET INCREASE IN CASH AND CASH EQUIVALENTS...................      586,780        132,107
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD............      177,810         63,470
                                                              -----------    -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD..................  $   764,590    $   195,577
                                                              ===========    ===========
SUPPLEMENTAL DISCLOSURES
Cash paid during the year for:
  Interest, net of amount capitalized.......................  $   118,600    $    89,045
                                                              ===========    ===========
Noncash investing and financing activities:
  Acquisition of vessel through debt........................  $   326,738    $        --
                                                              ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                          ROYAL CARIBBEAN CRUISES LTD.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

     As used in this document, the terms "Royal Caribbean," "we," "our" and "us" refer to Royal Caribbean Cruises Ltd., the term "Celebrity" refers to Celebrity Cruise Lines Inc. and the terms "Royal Caribbean International" and "Celebrity Cruises" refer to our two cruise brands. In accordance with cruise industry practice, the term "berths" is determined based on double occupancy per cabin even though some cabins can accommodate three or four guests.

NOTE 1 -- BASIS FOR PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

     We believe the accompanying unaudited consolidated financial statements contain all normal recurring accruals necessary for a fair presentation. Our revenues are seasonal and results for interim periods are not necessarily indicative of results for the entire year.

     The interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for 2000.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     On January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires that all derivative instruments be recorded on the balance sheet at their fair value. Our risk-management policies and objectives for holding hedging instruments have not changed with the adoption of Statement of Financial Accounting Standards No. 133. The implementation of Statement of Financial Accounting Standards No. 133 and the ineffectiveness of cash-flow hedges did not have a material impact on our results of operations or financial position at adoption or during the nine months ended September 30, 2001.

NOTE 3 -- EARNINGS PER SHARE

     Below is a reconciliation between basic and diluted earnings per share for the quarters and nine months ended September 30, 2001 and 2000 (in thousands, except per share amounts):

                                    THIRD QUARTER ENDED                 THIRD QUARTER ENDED
                                     SEPTEMBER 30, 2001                  SEPTEMBER 30, 2000
                              --------------------------------    --------------------------------
                               INCOME     SHARES     PER SHARE     INCOME     SHARES     PER SHARE
                              --------    -------    ---------    --------    -------    ---------
Basic earnings per share....  $159,212    192,254      $0.83      $201,497    192,019      $1.05
                                                       =====                               =====
Effect of dilutive
  securities:
  Stock options.............                  885                                 992
                              --------    -------      -----      --------    -------      -----
Diluted earnings per
  share.....................  $159,212    193,139      $0.82      $201,497    193,011      $1.04
                              ========    =======      =====      ========    =======      =====

                               NINE MONTHS ENDED SEPTEMBER 30, 2001      NINE MONTHS ENDED SEPTEMBER 30, 2000
                              --------------------------------------    --------------------------------------
                                INCOME       SHARES       PER SHARE       INCOME       SHARES       PER SHARE
                              ----------    ---------    -----------    ----------    ---------    -----------
Net income..................   $293,422                                  $415,283
Less: preferred stock
  dividends.................         --                                    (1,933)
                               --------      -------        -----        --------      -------        -----
Basic earnings per share....   $293,422      192,208        $1.53        $413,350      188,492        $2.19
                                                            =====                                     =====
Effect of dilutive
  securities:
  Stock options.............                   1,227                                     1,421
  Convertible preferred
     stock..................         --           --                        1,933        2,813
                               --------      -------        -----        --------      -------        -----
Diluted earnings per
  share.....................   $293,422      193,435        $1.52        $415,283      192,726        $2.15
                               ========      =======        =====        ========      =======        =====

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 4 -- LONG-TERM DEBT

     In February 2001, we received net proceeds of $494.6 million and $560.8 million from the issuance of 8.75% Senior Notes due 2011 and Liquid Yield Option(TM) Notes due 2021, respectively. In May 2001, we received net proceeds of $339.4 million from the issuance of zero coupon convertible notes, due 2021.

     The Liquid Yield Option(TM) Notes and the zero coupon convertible notes are zero coupon bonds with yields to maturity of 4.875% and 4.75%, respectively, that are convertible into 17.7 million and 13.8 million shares of common stock, respectively, if the market price of our common stock reaches certain targeted levels. These conditions were not met at September 30, 2001 for the Liquid Yield Option(TM) Notes or the zero coupon convertible notes and therefore, the convertible feature is not included in the earnings per share calculation.

     We may redeem the Liquid Yield Option(TM) Notes beginning on February 2, 2005, and the zero coupon convertible notes beginning on May 18, 2006, at their accreted values for cash as a whole at any time, or from time to time in part. Holders may require us to purchase any outstanding Liquid Yield Option(TM) Notes at their accreted value on February 2, 2005 and February 2, 2011 and any outstanding zero coupon convertible notes at their accreted value on May 18, 2004, May 18, 2009, and May 18, 2014. We may choose to pay the purchase price in cash or common stock or a combination thereof. In addition, we have a three-year, $345.8 million unsecured variable rate term loan facility available to us should the holders of the zero coupon convertible notes require us to purchase their notes on May 18, 2004.

     In June 2001, we drew $180.0 million on our $360.0 million unsecured variable rate term loan.

     In August 2001, we entered into a $326.7 million term loan bearing interest at a fixed rate of 8.0%, due in 2010 and secured by a Celebrity vessel.

NOTE 5 -- SHAREHOLDERS' EQUITY

     During the third quarters ended September 30, 2001 and 2000, we declared cash dividends on common shares of $0.13 per share.

NOTE 6 -- COMMITMENTS AND CONTINGENCIES

     CAPITAL EXPENDITURES. As of September 30, 2001, we had seven ships on order for an additional capacity of 17,680 berths. The aggregate contract price of the seven ships, which excludes capitalized interest and other ancillary costs, is approximately $3.1 billion, of which we have deposited $366.0 million as of September 30, 2001. Additional deposits are due prior to the dates of delivery of $47.0 million, $121.8 million, and $27.8 million in 2001, 2002, and 2003, respectively. (See Note 9 -- Subsequent Events and Management's Discussion and Analysis -- Future Commitments.)

     LITIGATION. In April 1999, a lawsuit was filed in the United States District Court for the Southern District of New York on behalf of current and former crew members alleging that we failed to pay the plaintiffs their full wages. The suit seeks payment of (i) the wages alleged to be owed, (ii) penalty wages under U.S. law and (iii) punitive damages. In November 1999, a purported class action suit was filed in the same court alleging a similar cause of action. We are not able at this time to estimate the impact of these proceedings on us; there can be no assurance that such proceedings, if decided adversely, would not have a material adverse effect on our results of operations.

     We are routinely involved in other claims typical to the cruise industry. The majority of these claims are covered by insurance. We believe the outcome of such other claims which are not covered by insurance are not expected to have a material adverse effect upon our financial condition or results of operations.

                          ROYAL CARIBBEAN CRUISES LTD.

NOTE 7 -- COMPREHENSIVE INCOME

     Comprehensive income for the nine months ended September 30, 2001 was as follows (in thousands):

                                                                       NINE
                                                                   MONTHS ENDED
                                                                SEPTEMBER 30, 2001
                                                                ------------------
Net income..................................................         $293,422
Transition adjustment SFAS No. 133..........................            7,775
Changes related to cash flow derivative hedges..............          (11,092)
                                                                     --------
Total comprehensive income..................................         $290,105
                                                                     ========

NOTE 8 -- NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," which addresses how goodwill should be accounted for after having been initially recognized in the financial statements. Statement of Financial Accounting Standards No. 142 is effective for fiscal years beginning after December 15, 2001. We do not expect the adoption of Statement of Financial Accounting Standards No. 142 to have a material effect on our results of operations or financial position.

     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Statement of Financial Accounting Standards No. 144 supersedes Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of", and requires (i) the recognition and measurement of the impairment of long-lived assets to be held and used and (ii) the measurement of long-lived assets to be held for sale. Statement of Financial Accounting Standards No. 144 is effective for fiscal years beginning after December 15, 2001. We do not expect the adoption of Statement of Financial Accounting Standards No. 144 to have a material effect on our results of operations or financial position.

NOTE 9 -- SUBSEQUENT EVENTS

     In October 2001, we took delivery of Adventure of the Seas, a Voyager-class vessel with 3,114 berths, designated for the Royal Caribbean International fleet.

     In October 2001, we entered into agreements to postpone the deliveries of Serenade of the Seas and Jewel of the Seas to the fourth quarter of 2003 and the second quarter of 2004, respectively. We also signed a letter of intent, subject to the satisfaction of certain conditions, for the delay of the deliveries of Navigator of the Seas and Mariner of the Seas to the first quarter of 2003 and the first quarter of 2004, respectively. We have also reviewed our capital expenditure program and have reduced, deferred or eliminated a number of projects. Based on these new delivery dates and the reduction in capital programs, capital expenditures will be approximately $2.1 billion, $1.1 billion, and $1.1 billion for 2001, 2002, and 2003, respectively.

     Subsequent to September 30, 2001, we chose to increase our cash position by drawing the remaining $180.0 million on our $360.0 million unsecured variable rate term loan and $350.0 million on our $1.0 billion revolving credit facility.

                          ROYAL CARIBBEAN CRUISES LTD.

                            U.K. GAAP RECONCILIATION

UNAUDITED SUMMARY OF DIFFERENCES BETWEEN U.S. GAAP AND U.K. GAAP FOR EACH OF THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

     Royal Caribbean's financial statements have been prepared in accordance with U.S. GAAP and Royal Caribbean's accounting policies, which differ in certain material respects from U.K. GAAP and P&O Princess's accounting policies.

     The following is a summary of the material adjustments to attributable profit (net income) and shareholders' funds which would have been required to adjust for significant differences between Royal Caribbean's accounting policies under U.S. GAAP and P&O Princess's accounting policies under U.K. GAAP.

RECONCILIATION OF CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEARS ENDED DECEMBER 31:

                                                          NOTES      2000        1999        1998
                                                          -----    --------    --------    --------
                                                                   (U.S.$M)    (U.S.$M)    (U.S.$M)
Net income under U.S. GAAP..............................              445.4       383.9       330.8
Dividends on preferred stock............................               (1.9)      (12.5)      (12.5)
                                                                   --------    --------    --------
Income attributable to common shareholders under U.S.
  GAAP..................................................              443.5       371.4       318.3
U.K. GAAP adjustments:
  Cruise revenues and expenses..........................    A         (30.9)       20.6        (0.4)
  Drydocking............................................    B          (1.5)        0.8        11.8
  Marketing and promotion costs.........................    C          14.9         4.5        22.7
  Derivative instruments and hedging activities.........    D           5.1         1.0        (0.9)
                                                                   --------    --------    --------
Profit attributable to common shareholders in accordance
  with U.K. GAAP and P&O Princess's accounting
  policies..............................................              431.1       398.3       351.5
                                                                   ========    ========    ========
EARNINGS
Basic earnings per share in accordance with U.K. GAAP
  (in cents) and P&O Princess's accounting policies.....              227.6       231.1       209.7
                                                                   ========    ========    ========
Weighted average number of shares used in basic earnings
  per share calculation (millions)......................              189.4       172.3       167.6
                                                                   ========    ========    ========

RECONCILIATION OF CONSOLIDATED SHAREHOLDERS' FUNDS AT DECEMBER 31:

                                                            NOTES     2000        1999        1998
                                                            -----   --------    --------    --------
                                                                    (U.S.$M)    (U.S.$M)    (U.S.$M)
Shareholders' equity in accordance with U.S. GAAP.........           3,615.9     3,261.2     2,454.8
Treasury Stock............................................    F          6.0         5.5         4.9
                                                                    --------    --------    --------
Shareholders' funds in accordance with U.S. GAAP..........           3,621.9     3,266.7     2,459.7
U.K. GAAP adjustments:
  Cruise revenues and expenses............................    A         11.3        42.2        21.6
  Drydocking..............................................    B         33.1        34.6        33.8
  Marketing and promotion costs...........................    C        106.6        91.7        87.2
  Derivative instruments and hedging activities...........    D          4.9        (0.2)       (1.2)
  Dividends...............................................    E        (24.9)      (21.7)      (16.7)
                                                                    --------    --------    --------
Shareholders' funds in accordance with U.K. GAAP and P&O
  Princess's accounting policies..........................           3,752.9     3,413.3     2,584.4
                                                                    ========    ========    ========

     The differences in accounting treatment as a result of differences between Royal Caribbean's accounting policies under U.S. GAAP and P&O Princess's accounting policies under U.K. GAAP are noted below.

A   CRUISE REVENUES AND EXPENSES

     Royal Caribbean's accounting policy under U.S. GAAP is to record deposits received on sales of guest cruises as customer deposits initially and recognize them, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of 10 days or less and on a pro rata basis for voyages in excess of 10 days. P&O Princess's accounting policy under U.K. GAAP is to recognize these items on a pro rata basis at the time of the voyage.

B   DRYDOCKING

     Royal Caribbean's accounting policy under U.S. GAAP is to accrue drydocking costs evenly over the period to the next scheduled drydock. P&O Princess's accounting policy under U.K. GAAP is to capitalize drydocking costs and expense them on a straight-lined basis to the date of the next scheduled drydock.

C   MARKETING AND PROMOTION COSTS

     Royal Caribbean's accounting policy under U.S. GAAP is to expense marketing and promotion costs as incurred except those costs which result in tangible assets, such as brochures, are treated as prepaid expenses and charged to expense as consumed. P&O Princess's accounting policy under U.K. GAAP is to expense marketing and promotion costs over the period of benefit, not exceeding one year from the end of the year the cost is incurred.

D   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Under U.S. GAAP, Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities", as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. This statement became effective for Royal Caribbean on January 1, 2001. Prior to SFAS No. 133, unrealized gains and losses were recorded into the income statement for foreign exchange hedges designated to hedge anticipated transactions, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Under U.K. GAAP, gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized.

E   DIVIDENDS

     Under U.S. GAAP, dividends are accounted for in the period in which they are declared. Under U.K. GAAP, dividends are recognized in the period to which they relate rather than the period in which they are declared.

F   TREASURY STOCK

     Under U.S. GAAP, fully vested shares held in an irrevocable trust are presented as Treasury Stock. Under U.K. GAAP, these shares are considered an asset of the company.

UNAUDITED SUMMARY OF DIFFERENCES BETWEEN U.S. GAAP AND U.K. GAAP FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

     Royal Caribbean's interim financial statements have been prepared in accordance with U.S. GAAP and Royal Caribbean's accounting policies, which differ in certain material respects from U.K. GAAP and P&O Princess's accounting policies.

     The following is a summary of the material adjustments to attributable profit (net income) and shareholders' funds which would have been required to adjust for significant differences between Royal Caribbean's accounting policies under U.S. GAAP and P&O Princess's accounting policies under U.K. GAAP.

RECONCILIATION OF CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001:

                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                              NOTES          2001
                                                              -----    -----------------
                                                                           (U.S.$M)
Net income under U.S. GAAP..................................                 293.4
Dividends on preferred stock................................                    --
                                                                             -----
Income attributable to common shareholders under U.S.
  GAAP......................................................                 293.4
U.K. GAAP adjustments:
  Cruise revenues and expenses..............................    A             (6.0)
  Drydocking................................................    B              1.9
  Marketing and promotion costs.............................    C              5.8
  Derivative instruments and hedging activities.............    D             (0.2)
                                                                             -----
Profit attributable to common shareholders in accordance
  with U.K. GAAP and P&O Princess's accounting policies.....                 294.9
                                                                             =====
EARNINGS
Basic earnings per share in accordance with U.K. GAAP (in
  cents) and P&O Princess's accounting policies.............                 153.4
                                                                             =====
Weighted average number of shares used in basic earnings per
  share calculation (millions)..............................                 192.2
                                                                             =====

RECONCILIATION OF CONSOLIDATED SHAREHOLDERS' FUNDS AT SEPTEMBER 30, 2001:

                                                                       NINE MONTHS ENDED
                                                                         SEPTEMBER 30,
                                                              NOTES          2001
                                                              -----    -----------------
                                                                           (U.S.$M)
Shareholders' equity in accordance with U.S. GAAP...........                3,833.2
Treasury Stock..............................................    F               6.5
                                                                            -------
Shareholders' funds in accordance with U.S. GAAP............                3,839.7
U.K. GAAP adjustments:
  Cruise revenues and expenses..............................    A               5.3
  Drydocking................................................    B              35.0
  Marketing and promotion costs.............................    C             112.4
  Derivative instruments and hedging activities.............    D               7.9
  Dividends.................................................    E             (24.9)
                                                                            -------
Shareholders' funds in accordance with U.K. GAAP and P&O
  Princess's accounting policies............................                3,975.4
                                                                            =======

     The differences in accounting treatment as a result of differences between Royal Caribbean's accounting policies under U.S. GAAP and P&O Princess's accounting policies under U.K. GAAP are noted below.

A   CRUISE REVENUES AND EXPENSES

     Royal Caribbean's accounting policy under U.S. GAAP is to record deposits received on sales of guest cruises as customer deposits initially and recognize them, together with revenues from shipboard activities and all associated direct costs of a voyage, upon completion of voyages with durations of 10 days or less and on a pro rata basis for voyages in excess of 10 days. P&O Princess's accounting policy under U.K. GAAP is to recognize these items on a pro rata basis at the time of the voyage.

B   DRYDOCKING

     Royal Caribbean's accounting policy under U.S. GAAP is to accrue drydocking costs evenly over the period to the next scheduled drydock. P&O Princess's accounting policy under U.K. GAAP is to capitalize drydocking costs and expense them on a straight-lined basis to the date of the next scheduled drydock.

C   MARKETING AND PROMOTION COSTS

     Royal Caribbean's accounting policy under U.S. GAAP is to expense marketing and promotion costs as incurred except those costs which result in tangible assets, such as brochures, are treated as prepaid expenses and charged to expense as consumed. P&O Princess's accounting policy under U.K. GAAP is to expense marketing and promotion costs over the period of benefit, not exceeding one year from the end of the year the cost is incurred.

D   DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Under U.S. GAAP, Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities", as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. This statement became effective for Royal Caribbean on January 1, 2001. Prior to SFAS No. 133, unrealized gains and losses were recorded into the income statement for foreign exchange hedges designated to hedge anticipated transactions, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Under U.K. GAAP, gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized.

E   DIVIDENDS

     Under U.S. GAAP, dividends are accounted for in the period in which they are declared. Under U.K. GAAP, dividends are recognized in the period to which they relate rather than the period in which they are declared.

F   TREASURY STOCK

     Under U.S. GAAP, fully vested shares held in an irrevocable trust are presented as Treasury Stock. Under U.K. GAAP, these shares are considered an asset of the company.

                     FINANCIAL INFORMATION ON P&O PRINCESS

INDEPENDENT AUDITORS' REPORT

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF P&O PRINCESS CRUISES PLC

     We have audited the accompanying consolidated balance sheets of P&O Princess Cruises plc as of, and reconciliation of movements in consolidated equity shareholders' funds for each of the years ended, December 31, 2000 and 1999, and the related consolidated profit and loss accounts, cash flow statements, and statements of total recognized gains and losses for each of the years in the three-year period ended December 31, 2000. These financial statements are the responsibility of P&O Princess Cruises plc's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in the United Kingdom and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of P&O Princess Cruises plc as at December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with generally accepted accounting principles in the United Kingdom.

     Accounting principles generally accepted in the United Kingdom differ in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2000 and equity shareholders' funds as of December 31, 2000 and 1999, to the extent summarized in note 29 to the consolidated financial statements.

KPMG AUDIT PLC
Chartered Accountants
Registered Auditor
London, England

February 15, 2001

                            P&O PRINCESS CRUISES PLC

GROUP PROFIT AND LOSS ACCOUNTS
YEARS ENDED DECEMBER 31

                                                              1998         1999         2000
                                                 NOTE      U.S. $M      U.S. $M      U.S. $M
TURNOVER                                            2      1,852.4      2,111.6      2,423.9
Cost of sales                                             (1,349.4)    (1,536.0)    (1,842.0)
Administrative expenses                                     (159.8)      (187.3)      (208.8)
                                                         ---------    ---------    ---------
Operating costs                                     3     (1,509.2)    (1,723.3)    (2,050.8)
                                                         ---------    ---------    ---------
OPERATING PROFIT                                             343.2        388.3        373.1
Share of operating results of joint ventures                   0.3            -          0.5
                                                         ---------    ---------    ---------
TOTAL OPERATING PROFIT                              2        343.5        388.3        373.6
Loss on disposal of ships                           2            -         (4.8)        (6.7)
Profit on sale of business                          2            -            -          0.2
                                                         ---------    ---------    ---------
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST       2        343.5        383.5        367.1
Net interest and similar items                      4        (31.4)       (25.7)       (49.1)
                                                         ---------    ---------    ---------
PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                312.1        357.8        318.0
Taxation                                            5        (56.7)       (47.0)       (41.3)
                                                         ---------    ---------    ---------
PROFIT ON ORDINARY ACTIVITIES AFTER TAXATION                 255.4        310.8        276.7
Equity minority interests                                        -         (0.5)        (2.6)
                                                         ---------    ---------    ---------
PROFIT FOR THE FINANCIAL YEAR ATTRIBUTABLE TO
  SHAREHOLDERS                                               255.4        310.3        274.1
Dividends                                           6            -            -        (83.1)
                                                         ---------    ---------    ---------
RETAINED PROFIT FOR THE FINANCIAL YEAR                       255.4        310.3        191.0
                                                         ---------    ---------    ---------
EARNINGS PER SHARE
Basic and diluted earnings per share (in cents)     7         37.5         45.5         40.1
Basic and diluted earnings per ADS                  7    $    1.50    $    1.82    $    1.60

     In all three years all profits and losses arise from continuing activities.

     See accompanying notes to the financial statements.

                            P&O PRINCESS CRUISES PLC

GROUP BALANCE SHEETS
AS AT DECEMBER 31

                                                                          1999        2000
                                                              NOTE     U.S. $M     U.S. $M
FIXED ASSETS
Intangible assets
  Goodwill                                                       8        14.2       121.0
Tangible assets
  Ships                                                          9     3,036.0     3,608.0
  Properties and other fixed assets                             10       199.7       219.6
                                                                      --------    --------
                                                                       3,235.7     3,827.6
Investments                                                     11         8.4        10.9
                                                                      --------    --------
                                                                       3,258.3     3,959.5
                                                                      --------    --------
CURRENT ASSETS
  Stocks                                                        12        78.9        79.8
  Debtors                                                       13       264.6       322.3
  Cash at bank and in hand                                                63.2       247.2
                                                                      --------    --------
                                                                         406.7       649.3
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR                  14    (1,143.4)     (975.7)
                                                                      --------    --------
NET CURRENT LIABILITIES                                                 (736.7)     (326.4)
                                                                      --------    --------
TOTAL ASSETS LESS CURRENT LIABILITIES                                  2,521.6     3,633.1
CREDITORS: AMOUNTS FALLING DUE AFTER ONE YEAR                   14      (216.7)   (1,062.7)
Provisions for liabilities and charges                          15      (108.4)     (106.6)
                                                                      --------    --------
                                                                       2,196.5     2,463.8
                                                                      --------    --------
CAPITAL AND RESERVES
Called up share capital                                         16       340.6       346.3
Other reserves                                                  17           -        82.4
Merger reserve                                                  17       909.1       910.3
Profit and loss account                                         17       939.1     1,124.6
                                                                      --------    --------
EQUITY SHAREHOLDERS' FUNDS                                             2,188.8     2,463.6
EQUITY MINORITY INTERESTS                                       18         7.7         0.2
                                                                      --------    --------
                                                                       2,196.5     2,463.8
                                                                      --------    --------

     See accompanying notes to the financial statements.

Approved by the Board of directors on February 15, 2001 and signed on its behalf by:
Peter Ratcliffe, Chief Executive Officer
Nick Luff, Chief Financial Officer

                            P&O PRINCESS CRUISES PLC

GROUP CASH FLOW STATEMENT
YEARS ENDED DECEMBER 31

                                                                1998       1999       2000
                                                     NOTE    U.S. $M    U.S. $M    U.S. $M
NET CASH INFLOW FROM OPERATING ACTIVITIES              19      494.8      483.9      532.3
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Interest received                                                0.9        3.1        2.6
Interest paid                                                  (37.8)     (42.2)     (78.5)
                                                             -------    -------    -------
NET CASH OUTFLOW FOR RETURNS ON INVESTMENTS AND
  SERVICING OF FINANCE                                         (36.9)     (39.1)     (75.9)
                                                             -------    -------    -------
TAXATION                                                       (16.4)     (13.7)     (34.3)
CAPITAL EXPENDITURE
Purchase of ships                                             (797.0)    (233.6)    (749.8)
Purchase of other fixed assets                                 (43.4)     (58.6)     (45.9)
Disposal of ships                                                  -       (2.0)      14.7
Disposal of other fixed assets                                     -          -        0.2
                                                             -------    -------    -------
NET CASH OUTFLOW FOR CAPITAL EXPENDITURE                      (840.4)    (294.2)    (780.8)
                                                             -------    -------    -------
ACQUISITIONS AND DISPOSALS
(Purchase)/disposal of subsidiaries                    20       (0.3)       1.5      (14.7)
                                                             -------    -------    -------
NET CASH (OUTFLOW)/INFLOW BEFORE FINANCING                    (399.2)     138.4     (373.4)
                                                             -------    -------    -------
FINANCING
Movement on loans from P&O                                     321.2     (145.8)     356.2
Loan drawdowns                                                     -          -      247.7
Loan repayments                                                (36.4)     (85.1)     (39.3)
Net investment by P&O                                          127.2      117.7        1.2
                                                             -------    -------    -------
NET CASH INFLOW/(OUTFLOW) FROM FINANCING                       412.0     (113.2)     565.8
                                                             -------    -------    -------
INCREASE IN CASH IN THE YEAR                           19       12.8       25.2      192.4
                                                             -------    -------    -------

     See accompanying notes to the financial statements.

                            P&O PRINCESS CRUISES PLC

GROUP STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES
YEARS ENDED DECEMBER 31

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Profit for the year                                            255.4      310.3      274.1
Exchange movements on foreign currency net investments          (1.3)      (2.6)      (5.5)
                                                              ------     ------     ------
Total recognized gains and losses for the year                 254.1      307.7      268.6
                                                              ======     ======     ======

RECONCILIATIONS OF MOVEMENTS IN SHAREHOLDERS' FUNDS
YEARS ENDED DECEMBER 31

                                                                  1999        2000
                                                               U.S. $M     U.S. $M
Total recognized gains and losses for the year                   307.7       268.6
Dividends                                                            -       (83.1)
Demerger shares issued                                               -           -
New shares issued                                                    -        41.3
Shares to be issued                                                  -        46.8
Investment in P&O Princess Cruises by P&O                        117.7         1.2
                                                              --------    --------
                                                                 425.4       274.8
Shareholders' funds at beginning of the year                   1,763.4     2,188.8
                                                              --------    --------
Shareholders' funds at end of the year                         2,188.8     2,463.6
                                                              ========    ========

     See accompanying notes to the financial statements.

                            P&O PRINCESS CRUISES PLC
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

     For purposes of these P&O Princess historical financial statements and accompanying notes, as well as the accompanying U.S. GAAP reconciliation, the terms "the Company" and "P&O Princess Cruises" refer to P&O Princess Cruises plc; the term "Group" refers to P&O Princess Cruises plc and its subsidiaries, partnership interests and joint ventures; and the term "P&O" refers to The Peninsular and Oriental Steam Navigation Company.

1  ACCOUNTING POLICIES

     The following accounting policies have been applied consistently in dealing with items which are considered material in relation to the Group.

BASIS OF PREPARATION OF FINANCIAL STATEMENTS

     The Group accounts comprise the consolidation of the accounts of the Company and all its subsidiaries and incorporate the Group's interest in its joint ventures and associates. The accounts of its subsidiaries and joint ventures and associates are made up to December 31.

     The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United Kingdom ("U.K. GAAP") under the historical cost convention, and in accordance with applicable U.K. accounting standards. These principles differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). Application of U.S. GAAP would have affected shareholders' funds at December 31, 2000 and 1999 and profit attributable to shareholders for the years ended December 31, 2000, 1999 and 1998, to the extent summarized in additional information for U.S. investors.

BASIS OF CONSOLIDATION

     P&O Princess Cruises plc acquired the cruise business of The Peninsular and Oriental Steam Navigation Company ("P&O") on October 23, 2000. The acquisition was affected by way of a share exchange between that company and its shareholders.

     The consolidated financial statements have been prepared using merger accounting principles as if the businesses comprising P&O Princess Cruises had been part of P&O Princess Cruises for all periods presented, since they have been under common control throughout this period. Businesses acquired from or disposed of to third parties during the periods presented have been accounted for using acquisition accounting, from or to the date control passed.

USE OF ESTIMATES

     Preparation of financial statements in conformity with U.K. GAAP and U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of turnover and expenses for an accounting period. Actual results could differ from these estimates.

GOODWILL ARISING ON ACQUISITIONS

     Goodwill arising on business acquisitions represents the residual purchase price after allocation to all identifiable net assets. Goodwill is included within intangible fixed assets and is stated at cost less accumulated amortisation. Amortization is calculated to write off goodwill on a straight line basis over its expected useful life, which can be up to 40 years. A life of more than 20 years is adopted when the directors consider the period for which the value of the underlying business acquired exceeds the value of the identifiable net assets is demonstrably longer than 20 years. Goodwill with an expected useful life of more than 20 years is reviewed annually for any impairment.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

JOINT VENTURES

     Joint ventures are stated at P&O Princess Cruises' share of underlying net assets. P&O Princess Cruises' share of the profits or losses of joint ventures is included in the consolidated profit and loss account on an equity accounting basis.

TANGIBLE FIXED ASSETS

     Ships are stated at cost less accumulated depreciation. Subsequent ship improvement costs are capitalised as additions to the ship, while costs of repairs and maintenance are charged to the profit and loss account.

     Properties and other fixed assets, including computer hardware and software, are stated at cost less accumulated depreciation.

     Interest incurred in respect of payments on account of assets under construction is capitalized to the cost of the assets concerned.

     Depreciation is calculated to write off the cost to estimated residual value on a straight line basis over the expected useful life of the asset concerned as follows:

                                                                  YEARS
Cruise ships                                                         30
Freehold buildings                                                   40
Other fixed assets                                                 3-16

     Freehold land and ships under construction (and freehold buildings prior to December 31, 1999) are not depreciated. In accordance with FRS 15 freehold buildings are depreciated over the remaining useful economic life of the asset.

IMPAIRMENT

     P&O Princess Cruises reviews all fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable based on estimated future cash flows. Provision for impairment in value of fixed assets is made in the profit and loss account.

STOCKS

     Stocks consist of provisions, supplies, fuel and gift shop merchandise and are stated at the lower of cost or net realisable value.

TURNOVER

     Turnover comprises sales to third parties (excluding VAT and similar sales taxes). Turnover includes air and land supplements and on board sales and is taken before deducting travel agents' commission.

     Deposits received on sales of cruises are initially recorded as deferred income and are recognized, together with revenues from shipboard activities and all associated direct costs of a voyage, on a pro rata basis at the time of the cruise.

MARKETING AND PROMOTION COSTS

     Marketing and promotion costs are expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

DRY-DOCKING COSTS

     Dry-docking costs are capitalised and expensed on a straight line basis to the date of the next scheduled drydock.

OPERATING LEASES

     Rentals under operating leases are charged to the profit and loss account on a straight line basis over the life of the lease.

PENSION COSTS

     Contributions in respect of defined contribution pension plans are charged to the profit and loss account when they are payable. Contributions in respect of defined benefit pension plans are calculated as a percentage, agreed on actuarial advice, of the pensionable salaries of employees. The cost of providing defined benefit pensions is charged to the profit and loss account on a systematic basis over the periods benefiting from the services of employees.

DEFERRED TAXATION

     Deferred taxation is provided on items dealt with for taxation purposes in periods different from those for accounting purposes, to the extent that the reduction or increase in the tax charge due to timing differences cannot be expected with reasonable probability to continue for the foreseeable future.

DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

     P&O Princess Cruises uses currency swaps, interest rate swaps and forward currency contracts to manage its exposure to certain foreign currency and interest rate risks and to hedge its major capital expenditure. Gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized.

FOREIGN CURRENCIES

     The reporting currency of the Group is the U.S. dollar as the majority of its trade and assets are denominated in that currency. Transactions in currencies other than a business's functional currency are recorded at the rate of exchange ruling at the date of the transaction. Profits and losses of subsidiaries, branches, and joint ventures which have functional currencies other than U.S. dollars are translated into U.S. dollars at average rates of exchange except for material exceptional items which are translated at the rate ruling on the date of transaction. Assets and liabilities denominated in foreign currencies are translated at the year end exchange rates.

     Exchange differences arising from the retranslation of the opening net assets of subsidiaries, branches, and joint ventures which have currencies of operation other than U.S. dollars and any related loans are taken to reserves, together with the differences arising when the profit and loss accounts are translated at average rates and compared with rates ruling at the year end. Other exchange differences are taken to the profit and loss account.

2  SEGMENTAL ANALYSIS

     P&O Princess Cruises has a single business of operating cruise ships and related landside assets under various brand names including; Princess Cruises, P&O Cruises, Swan Hellenic, AIDA and Seetours. These brand names are marketed by operations in North America, Europe and Australia.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                1998       1999       2000
                                                             U.S. $M    U.S. $M    U.S. $M
TURNOVER (BY ORIGIN)
North America                                                1,422.2    1,680.9    1,796.7
Europe and Australia                                           430.2      430.7      627.2
                                                             -------    -------    -------
                                                             1,852.4    2,111.6    2,423.9
                                                             =======    =======    =======

     Turnover in Europe and Australia includes turnover in relation to the United Kingdom of U.S.$454.0m (1999 U.S.$366.2m, 1998 U.S.$388.8m).

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
TOTAL OPERATING PROFIT
North America                                                   255.2      300.2      279.6
Europe and Australia                                             88.3       88.1       94.0
                                                              -------    -------    -------
                                                                343.5      388.3      373.6
                                                              =======    =======    =======
Which is stated after charging:
Depreciation and amortization
  North America                                                  64.0       83.4      100.4
  Europe and Australia                                           30.7       33.5       44.2
                                                              -------    -------    -------
                                                                 94.7      116.9      144.6
                                                              =======    =======    =======
PROFIT ON ORDINARY ACTIVITIES BEFORE INTEREST
North America                                                   255.2      295.4      279.8
Europe and Australia                                             88.3       88.1       87.3
                                                              -------    -------    -------
                                                                343.5      383.5      367.1
                                                              =======    =======    =======
Which is stated after charging:
Non-operating items
  North America                                                     -       (4.8)       0.2
  Europe and Australia                                              -          -       (6.7)
                                                              -------    -------    -------
                                                                    -       (4.8)      (6.5)
                                                              =======    =======    =======

     Non-operating items for Europe and Australia include a U.S. $6.0m provision against the carrying value of Victoria following the finalization of arrangements for her disposal, agreed on February 12, 2001.

CAPITAL EXPENDITURE
North America                                                  841.2      215.4      500.1
Europe and Australia                                            50.6       73.5      321.2
                                                             -------    -------    -------
                                                               891.8      288.9      821.3
                                                             =======    =======    =======

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                  1999        2000
                                                               U.S. $M     U.S. $M
NET OPERATING ASSETS EXCLUDING GOODWILL AND SHIPS UNDER
  CONSTRUCTION
North America                                                  1,969.2     2,200.0
Europe and Australia                                             660.9       977.1
                                                              --------    --------
                                                               2,630.1     3,177.1
                                                              ========    ========

                                                                  1999        2000
                                                               U.S. $M     U.S. $M
THE NET OPERATING ASSETS ARE RECONCILED TO NET ASSETS AS
  FOLLOWS:
Net operating assets                                           2,630.1     3,177.1
Goodwill                                                          14.2       121.0
Ships under construction                                         376.3       401.5
Group share of joint ventures' non operating assets                2.6         3.3
Net borrowings                                                  (632.1)     (967.0)
Corporation tax and deferred tax                                (194.6)     (189.0)
Dividends payable                                                   --       (83.1)
                                                              --------    --------
                                                               2,196.5     2,463.8
                                                              --------    --------
TOTAL ASSETS
North America                                                  2,641.6     3,114.0
Europe and Australia                                           1,023.4     1,494.8
                                                              --------    --------
                                                               3,665.0     4,608.8
                                                              ========    ========

3  OPERATING COSTS

                                                              1998        1999        2000
                                                           U.S. $M     U.S. $M     U.S. $M
Direct operating costs                                     1,142.4     1,301.9     1,558.0
Selling and administration expenses                          272.1       304.5       348.2
Depreciation and amortization                                 94.7       116.9       144.6
                                                          --------    --------    --------
                                                           1,509.2     1,723.3     2,050.8
                                                          ========    ========    ========

     Operating costs include

                                                              1998        1999        2000
                                                           U.S. $M     U.S. $M     U.S. $M
Advertising and promotion costs                              112.3       117.2       139.4
Auditors' remuneration:
  Audit                                                        0.7         0.7         0.8
  Other fees paid to the auditors and their associates         1.8         2.0         5.3
Hire of ships                                                 12.4        12.5        13.3

     Of the U.S. $5.3m (1999 U.S.$2.0m) charged for non-audit services provided by the Company's auditors U.S. $0.1m (1999 nil) was for services in the U.K. Included within the non-audit services is U.S. $5.1m (1999 U.S. $1.3m) which was in respect of tax advice. The audit fee of the Company was U.S. $0.2m.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

4  NET INTEREST AND SIMILAR ITEMS

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Interest payable on:
Bank loans and overdrafts                                       (14.6)     (12.5)     (35.6)
Loans from P&O                                                  (34.3)     (30.0)     (39.7)
                                                              -------    -------    -------
                                                                (48.9)     (42.5)     (75.3)
Interest capitalized                                             15.8       13.7       23.5
Interest receivable on other deposits                             1.5        3.0        2.5
                                                              -------    -------    -------
                                                                (31.6)     (25.8)     (49.3)
Joint ventures                                                    0.2        0.1        0.2
                                                              -------    -------    -------
                                                                (31.4)     (25.7)     (49.1)
                                                              =======    =======    =======

     Interest capitalized relates to tangible fixed assets under construction. The aggregate interest capitalized at each period end was:

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Ships                                                           109.4      121.8      140.8
Properties                                                        2.8        3.1        3.5
                                                              -------    -------    -------
                                                                112.2      124.9      144.3
                                                              =======    =======    =======

5  TAXATION

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
The taxation charge on profit on ordinary activities is as
  follows:
Corporation tax
  Current                                                       32.8       30.3       40.2
  Deferred                                                      23.8       16.7        1.1
                                                              ------     ------     ------
                                                                56.6       47.0       41.3
Joint ventures                                                   0.1          -          -
                                                              ------     ------     ------
                                                                56.7       47.0       41.3
                                                              ======     ======     ======

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table sets out the reconciliation of the theoretical tax charge at the U.K. standard rate to the actual tax charge.

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Profit on ordinary activities before tax                       312.1      357.8      318.0
                                                              ------     ------     ------
Notional tax charge at U.K. standard rate (1998: 31.0%;
  1999: 30.25%; 2000: 30.0%;)                                   96.8      108.2       95.4
Effect of overseas taxes at different rates                    (13.0)     (36.3)     (41.0)
Permanent differences - disallowable expenditure                 4.6        1.3        2.7
Unprovided deferred tax                                        (32.1)     (26.6)     (16.1)
Other                                                            0.4        0.4        0.3
                                                              ------     ------     ------
                                                                56.7       47.0       41.3
                                                              ======     ======     ======

     The taxation charge includes a credit of U.S. $1.4m for the year ended December 31, 1999 in respect of profits and losses on sale of ships and other fixed assets. There was no charge or credit in respect of such items in 2000 and 1998.

     The U.S. Federal and State income tax returns of P&O Princess Cruises for the tax years 1992 to 1996 have been under examination. In connection with this examination, P&O Princess Cruises has concluded an Advanced Pricing Agreement with the U.S. Internal Revenue Service for years 1998 - 2000, covering the principal issues arising from the examination and with the agreed upon methodology being rolled back to all open years. Provision for the outcome of this issue had previously been made and settlement has not had a material impact on the overall tax charge for the year.

6  DIVIDENDS

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Dividends paid, declared, proposed and accrued are as
  follows:
Equity share capital
Final proposed at 12 cents (1999 nil, 1998 nil)                    -          -       83.1
                                                              ------     ------     ------

7  EARNINGS PER ORDINARY SHARE

                                                                1998      1999      2000
Profit for the period (U.S. $m)                                255.4     310.3     274.1
                                                              ------    ------    ------
Weighted average shares outstanding (million)
Basic                                                          681.2     681.2     684.2
                                                              ------    ------    ------
Earnings per ordinary share (in cents)
Basic                                                           37.5      45.5      40.1
                                                              ------    ------    ------

     The weighted average number of shares for all periods up to October 23, 2000 represents the number of shares issued on demerger.

     Each ADS represents an interest in four ordinary shares.

     There is no difference between basic earnings per share and diluted earnings per share. In 2000 options over U.S. $5.1m nominal of ordinary shares and the possible effect of shares to be issued as contingent

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

consideration in connection with the AIDA Cruises Ltd minority interest acquisition are not dilutive. There were also no dilutive ordinary shares in issue in 1999 and 1998.

8  GOODWILL

                                                              U.S. $M
COST
Cost at December 31, 1999                                       24.5
Exchange movements                                               1.3
Additions                                                      107.2
                                                              ------
Cost at December 31, 2000                                      133.0
                                                              ------
AMORTIZATION
Amortization at December 31, 1999                              (10.3)
Exchange movements                                               0.6
Amortization charge for period                                  (2.3)
                                                              ------
Amortization at December 31, 2000                              (12.0)
                                                              ------
NET BOOK VALUE
At December 31, 2000                                           121.0
                                                              ------
At December 31, 1999                                            14.2
                                                              ------

     The principal movements in goodwill during the year relate to the acquisitions of Seetours International Ltd in April 2000 and the minority interest in AIDA Cruises Ltd in September 2000. The goodwill arising on the AIDA Cruises Ltd minority interest acquisition is estimated, as part of the consideration is dependent on the future results of the combined AIDA and Seetours businesses. The useful economic life of goodwill arising on the acquisition of Seetours International Ltd is estimated at 20 years and for AIDA Cruises Ltd at 40 years.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9  SHIPS

                                                             OWNED      LEASED       TOTAL
                                                           U.S. $M     U.S. $M     U.S. $M
COSTS
Cost at December 31, 1999                                  3,610.2        68.4     3,678.6
Exchange                                                     (87.8)       (1.6)      (89.4)
Additions                                                    772.8           -       772.8
Disposals                                                    (50.0)          -       (50.0)
                                                          --------    --------    --------
Cost at December 31, 2000                                  4,245.2        66.8     4,312.0
                                                          ========    ========    ========
DEPRECIATION
Depreciation at December 31, 1999                           (586.8)      (55.8)     (642.6)
Exchange                                                      19.3         1.3        20.6
Charge for period                                           (122.9)       (0.8)     (123.7)
Disposals                                                     41.7           -        41.7
                                                          --------    --------    --------
Depreciation at December 31, 2000                           (648.7)      (55.3)     (704.0)
                                                          ========    ========    ========
NET BOOK VALUE
At December 31, 2000                                       3,596.5        11.5     3,608.0
                                                          ========    ========    ========
At December 31, 1999                                       3,023.4        12.6     3,036.0
                                                          ========    ========    ========

     Ships under construction included in the above totalled U.S. $401.5m (1999 U.S. $376.3m).

     The depreciation charge for the year includes U.S. $6.0m relating to the disposal of Victoria, which was agreed on February 12, 2001.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10  PROPERTIES AND OTHER FIXED ASSETS

                                                                                OFFICE
                                                                            EQUIPMENT,
                                                            FREEHOLD         PLANT AND
                                                          PROPERTIES    MOTOR VEHICLES     TOTAL
                                                             U.S. $M           U.S. $M   U.S. $M
COST
Cost at December 31, 1999                                       99.2             180.3     279.5
Exchange movements                                                 -              (3.1)     (3.1)
Additions                                                       12.5              36.0      48.5
On acquisition of subsidiaries                                     -               0.3       0.3
Disposals                                                          -              (8.4)     (8.4)
                                                          ----------   ---------------   -------
Cost at December 31, 2000                                      111.7             205.1     316.8
                                                          ==========   ===============   =======
DEPRECIATION
Depreciation at December 31, 1999                                  -             (79.8)    (79.8)
Exchange movements                                                 -               1.5       1.5
Charge for the period                                           (2.9)            (21.7)    (24.6)
Disposals                                                          -               5.7       5.7
                                                          ----------   ---------------   -------
Depreciation at December 31, 2000                               (2.9)            (94.3)    (97.2)
                                                          ==========   ===============   =======
NET BOOK VALUE
At December 31, 2000                                           108.8             110.8     219.6
                                                          ----------   ---------------   -------
At December 31, 1999                                            99.2             100.5     199.7
                                                          ----------   ---------------   -------

     The book value of freehold land is U.S. $3.4m (1999 U.S. $2.4m), which is not depreciated.

11  INVESTMENTS - GROUP

                                                               JOINT          OTHER
                                                            VENTURES    INVESTMENTS      TOTAL
                                                             U.S. $M        U.S. $M    U.S. $M
Cost or valuation at December 31, 1999                           3.0            5.4        8.4
Exchange movements                                              (0.3)           0.2       (0.1)
On acquisition of subsidiaries                                     -            1.9        1.9
Share of retained profits for period                             0.9              -        0.9
Disposals                                                          -           (0.2)      (0.2)
                                                            --------    -----------    -------
Cost or valuation at December 31, 2000                           3.6            7.3       10.9
                                                            ========    ===========    =======

     The principal joint venture is P&O Travel Limited, a travel agency incorporated in Hong Kong, in which P&O Princess Cruises had a 50% interest at December 31, 2000.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     P&O Princess Cruises' share of turnover for the year ended December 31, 2000 and share of gross assets and gross liabilities as at December 31, 2000 of P&O Travel Limited, Hong Kong are as follows:

                                                                 1999       2000
                                                              U.S. $M    U.S. $M
Turnover                                                          4.2        4.8
                                                              -------    -------
Gross assets                                                      5.8        7.4
Gross liabilities                                                (2.8)      (3.8)
                                                              -------    -------
                                                                  3.0        3.6
                                                              =======    =======

12  STOCKS

                                                                 1999       2000
                                                              U.S. $M    U.S. $M
Raw materials and consumables                                    47.8       52.8
Goods for resale                                                 31.1       27.0
                                                              -------    -------
                                                                 78.9       79.8
                                                              =======    =======

13  DEBTORS

                                                                 1999       2000
                                                              U.S. $M    U.S. $M
Amounts recoverable within one year
  Trade debtors                                                 52.1       38.6
  Amounts owed by P&O                                              -        3.7
  Amounts owed by subsidiary undertakings                          -          -
  Amounts owed by joint ventures                                 3.6          -
  Other debtors                                                 51.8       74.5
  Prepayments and accrued income                               123.0      176.7
                                                              ------     ------
TOTAL AMOUNTS RECOVERABLE WITHIN ONE YEAR                      230.5      293.5
Amounts recoverable after more than one year
  Other debtors                                                 19.6       21.7
  Prepayments and accrued income                                14.5        7.1
                                                              ------     ------
TOTAL AMOUNTS RECOVERABLE AFTER MORE THAN ONE YEAR              34.1       28.8
                                                              ------     ------
TOTAL DEBTORS                                                  264.6      322.3
                                                              ======     ======

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14  CREDITORS

                                                                  1999        2000
                                                               U.S. $M     U.S. $M
AMOUNTS FALLING DUE WITHIN ONE YEAR
Overdrafts                                                        (2.0)       (0.3)
Bank loans                                                       (37.1)     (163.6)
Amounts owed to P&O                                             (445.6)          -
Trade creditors                                                 (122.5)     (152.6)
Corporation tax                                                  (88.1)      (93.3)
Other creditors                                                   (9.4)      (23.9)
Accruals                                                         (80.4)      (90.5)
Deferred income                                                 (358.3)     (368.4)
Dividends payable                                                    -       (83.1)
                                                              --------    --------
                                                              (1,143.4)     (975.7)
                                                              ========    ========
AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Bank loans, loan notes and bonds:
Between one and five years
  Bank loans                                                    (120.8)     (139.2)
Over five years
  6.54% U.S. dollar notes 2008                                       -      (107.7)
  7.35% U.S. dollar notes 2010                                       -       (90.4)
  7.72% U.S. dollar notes 2015                                       -       (69.1)
  7.09% U.S. dollar notes 2016                                       -       (41.9)
  7.3% U.S. dollar bonds 2007                                        -      (282.4)
  7.875% U.S. dollar bonds 2027                                      -      (189.3)
  Bank loans                                                     (89.8)     (134.0)
  Accruals and deferred income                                    (6.1)       (8.7)
                                                              --------    --------
                                                                (216.7)   (1,062.7)
                                                              ========    ========

     Bank loans and overdrafts include amounts of U.S.$432.5m (1999 U.S.$247.7m) secured on ships and other assets. Further details of interest rates on bank borrowings are given in note 26.

     The maturity of bank loans, loan notes, bonds and overdrafts is as follows:

                                                                  1999        2000
                                                               U.S. $M     U.S. $M
Within one year                                                  (39.1)     (163.9)
Between one and two years                                        (37.4)      (49.3)
Between two and five years                                       (83.4)      (89.9)
Between five and ten years                                       (44.2)     (584.7)
Over ten years                                                   (45.6)     (330.1)
                                                              --------    --------
                                                                (249.7)   (1,217.9)
                                                              ========    ========

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15  PROVISIONS FOR LIABILITIES AND CHARGES

                                                              DEFERRED
                                                              TAXATION      OTHER      TOTAL
                                                               U.S. $M    U.S. $M    U.S. $M
At December 31, 1999                                            (106.5)      (1.9)    (108.4)
Exchange differences                                              11.9        0.7       12.6
(Charge)/credit to profit and loss account                        (1.1)       0.2       (0.9)
Applied during the year                                              -        0.3        0.3
On acquisition of subsidiaries                                       -      (10.2)     (10.2)
At December 31, 2000
                                                              --------    -------    -------
                                                                 (95.7)     (10.9)    (106.6)
                                                              ========    =======    =======

     Other provisions principally relate to contingent consideration payable on the acquisition of subsidiaries.

     Deferred taxation comprises:

                                                                 1999       2000
                                                              U.S. $M    U.S. $M
Accelerated capital allowances                                  106.5       95.7
Accelerated capital allowances not provided                      92.0      108.1
                                                              -------    -------
                                                                198.5      203.8
                                                              =======    =======

     Distributable reserves of overseas subsidiaries and joint ventures comprise approximately U.S.$958.0m (1999 U.S.$696.9m). No deferred taxation is provided in respect of these as it is expected that no material liability will arise in the foreseeable future.

16  SHARE CAPITAL

     The authorised share capital is 750,000,000 50 cent ordinary shares, 49,998 L1 preference shares and 2 L1 subscriber shares.

     The allotted, called up and fully paid ordinary share capital is as follows:

                                                              NO OF SHARES    U.S. $M
Issued on demerger                                            681,221,588       340.6
Other shares issued                                            11,366,415         5.7
                                                              -----------     -------
At December 31, 2000                                          692,588,003       346.3
                                                              ===========     =======

     On July 19, 2000, 2 subscriber shares of L1 each were allotted and fully paid up. On September 22, 2000 49,998 preference shares of L1 each were allotted and paid up as to L12,500, approximately U.S.$19,000.

     On October 23, 2000 the Company issued 681,221,588 ordinary shares to deferred stockholders of P&O on the basis of one ordinary share for each L1 nominal of deferred stock.

     On November 28, 2000 the Company issued 11,366,415 shares as partial consideration for the acquisition of the remaining 49% of AIDA Cruises Ltd.

     The preference shares are entitled to a cumulative fixed dividend of 8% per annum and are entitled to one vote per share. The preference shares rank behind other classes of shares in relation to the payment of

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

capital on certain types of distribution of the Company. The subscriber shares have no dividend rights nor voting rights nor any rights to payment of capital upon a distribution of assets by the Company. The preference shares and subscriber shares are unlisted.

     Details of options over ordinary shares granted to employees are given in note 21. Details of contingent rights to shares in relation to the acquisition of subsidiaries are given in note 17.

17  RESERVES

                                                                             PROFIT
                                                       OTHER     MERGER    AND LOSS
                                                    RESERVES    RESERVE     ACCOUNT      TOTAL
                                                     U.S. $M    U.S. $M     U.S. $M    U.S. $M
At December 31, 1999                                       -      909.1      939.1     1,848.2
Exchange movements                                         -          -       (5.5)       (5.5)
Investment in P&O Princess Cruises by P&O                  -        1.2          -         1.2
Issue of shares                                         35.6          -          -        35.6
Shares to be issued                                     46.8          -          -        46.8
Retained profit for the financial year                     -          -      191.0       191.0
                                                    --------    -------    -------     -------
At December 31, 2000                                    82.4      910.3    1,124.6     2,117.3
                                                    ========    =======    =======     =======

     Other reserves represent the difference between market and nominal value of shares issued as initial consideration together with the estimated value of outstanding consideration in respect of the purchase of 49% of AIDA Cruises Ltd. The shares issued in respect of the initial consideration have been accounted for in accordance with the merger relief provisions of the Companies Act 1985. The outstanding consideration is mainly dependent on the future results of the combined AIDA and Seetours businesses and may be payable between 2003 and 2006. The Company has the option to settle the outstanding consideration in either cash or new P&O Princess Cruises plc ordinary shares.

18  EQUITY MINORITY INTERESTS

                                                                 2000
                                                              U.S. $M
At December 31,1999                                               7.7
Exchange movements                                               (0.8)
Purchase of minority interest                                    (9.3)
Proportion of profit on ordinary activities after taxation        2.6
                                                              -------
At December 31, 2000                                              0.2
                                                              =======

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

19  NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of operating profit to net cash inflow from operating activities

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Group operating profit                                         343.2      388.3      373.1
Depreciation and amortisation                                   94.7      116.9      144.6
(Increase)/decrease in stocks                                  (25.4)       4.2       (1.6)
(Increase)/decrease in debtors                                   6.9      (11.5)     (40.8)
Increase/(decrease) in creditors and provisions                 75.4      (14.0)      57.0
                                                              ------     ------     ------
Net cash inflow from operating activities                      494.8      483.9      532.3
                                                              ======     ======     ======

(b)  Reconciliation of net cash flow to movement in net debt

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Increase in net cash in the year                                12.8       25.2      192.4
Cash (inflow)/outflow from loans to and from P&O              (321.2)     145.8     (356.2)
Cash (inflow)/outflow from changes in short term borrowings      3.3       53.1      (20.6)
Cash (inflow)/outflow from third party debt and lease
  financing                                                     33.1       32.0     (187.8)
                                                              ------     ------     ------
Change in net debt resulting from cash flows                  (272.0)     256.1     (372.2)
Borrowings of subsidiaries acquired                                -     (173.7)         -
Amortisation of bond issue costs                                   -          -       (0.2)
Exchange movements in net debt                                   0.9       16.4       37.5
                                                              ------     ------     ------
Movement in net debt in the year                              (271.1)      98.8     (334.9)
Net debt at the beginning of the year                         (459.8)    (730.9)    (632.1)
                                                              ------     ------     ------
Net debt at the end of the year                               (730.9)    (632.1)    (967.0)
                                                              ======     ======     ======

(c)  Analysis of net debt

                                           AT                   OTHER                        AT
                                    1 JANUARY                NON CASH    EXCHANGE   31 DECEMBER
                                         2000   CASH FLOW   MOVEMENTS   MOVEMENTS          2000
                                      U.S. $M     U.S. $M     U.S. $M     U.S. $M       U.S. $M
Cash available on demand                 63.2       191.4                    (7.4)        247.2
Less: bank over drafts                   (2.0)        1.0                     0.7          (0.3)
                                                ---------
                                                    192.4
Loans from P&O                         (445.6)     (356.2)      780.6        24.9           3.7
Short term debt                         (37.1)      (20.6)     (102.7)       (3.2)       (163.6)
Medium and long term debt              (210.6)     (187.8)     (678.1)       22.5      (1,054.0)
                                    ---------   ---------   ---------   ---------   -----------
Net debt                               (632.1)     (372.2)       (0.2)       37.5        (967.0)
                                    =========   =========   =========   =========   ===========

     On October 23, 2000 P&O Princess Cruises issued U.S.$796.7m of bonds to replace an equivalent amount of substantially identical bonds previously issued by P&O. The value of these bonds was applied to settle loans previously made by P&O to P&O Princess Cruises.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

20  ACQUISITIONS

     The principal businesses acquired during 2000 were Seetours International Ltd and the outstanding 49% minority interest in AIDA Cruises Ltd. The acquisitions have been accounted for using the acquisition method and the results of the businesses are reflected from the dates of acquisition. The book and fair value of net assets acquired for each acquisition were as follows:

                                                                                  AIDA CRUISES LTD
                                                      SEETOURS INTERNATIONAL              MINORITY
                                                                       AS AT                 AS AT
                                                               APRIL 7, 2000    SEPTEMBER 25, 2000
                                                                     U.S. $M               U.S. $M
Net assets acquired:
  Fixed assets                                                           2.2                     -
  Net current liabilities                                               (5.5)                    -
  Loans                                                                    -                     -
  Cash and overdrafts                                                    0.5                     -
  Minority interests acquired                                              -                   9.3
                                                      ----------------------    ------------------
                                                                        (2.8)                  9.3
Goodwill                                                                18.2                  89.0
                                                      ----------------------    ------------------
                                                                        15.4                  98.3
                                                      ----------------------    ------------------
Satisfied by:
     Cash                                                               15.4                     -
     Shares issued                                                         -                  41.3
     Contingent cash consideration                                         -                  10.2
     Contingent share consideration                                        -                  46.8
                                                      ----------------------    ------------------
                                                                        15.4                  98.3
                                                      ======================    ==================

     The effect on the Group's operating results and cash flows of the acquisition of Seetours International was not material.

     The cash outflow of U.S.$14.9m on the purchase of Seetours International comprises the above cash consideration of U.S.$15.4m less net cash of U.S.$0.5m at the date of acquisition. There was a cash inflow of U.S.$0.2m from the Group's unlisted investment in Princess Cays Ltd.

21  EMPLOYEES

                                                               1998       1999       2000
The average number of employees was as follows:
Shore staff                                                   2,574      3,287      3,567
Sea staff                                                    11,556     13,397     15,461
                                                            -------    -------    -------
                                                             14,130     16,684     19,028
                                                            =======    =======    =======

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
The aggregate payroll costs were:
  Wages and salaries                                            200.8      243.6      258.0
  Social security costs                                          12.4       10.4       12.2
  Pension costs                                                   4.1        7.8        9.7
                                                              -------    -------    -------
                                                                217.3      261.8      279.9
                                                              =======    =======    =======

     Directors' remuneration is detailed in Item 6.

EMPLOYEE OPTION SCHEMES

     When employed by P&O, certain employees of P&O Princess Cruises were granted options over P&O deferred stock under P&O executive option schemes. Generally these options were either exercised prior to demerger or lapsed. These options were subsequently replaced by new share options granted under the P&O Princess Cruises Executive Share Option Plan ("the Option Plan").

     Options under the Option Plan are exercisable in a period beginning not normally earlier than three years and ending no later than ten years from the date of the grant. Options granted immediately after demerger as replacements of options over P&O deferred stock previously held by P&O Princess Cruises employees are exercisable over the same period as the options replaced. The exercise price is set at the closing market price on the day the option was granted.

     The amounts set out below represent options granted to P&O Princess Cruises employees under the Option Plan:

                                                      WEIGHTED AVERAGE
                                                       EXERCISE PRICE
                                                          PER SHARE        NUMBER OF OPTIONS
                                                      -----------------   -------------------
                                                       SHARES      ADRS      SHARES      ADRS
Options granted                                         292p    $16.97    6,542,636   897,692
Options outstanding at year end                         292p    $16.97    6,542,636   897,692
Options exercisable at year end                         292p    $16.97    1,000,012    59,308

22  PENSIONS

     During the year, employees of P&O Princess Cruises have participated in P&O pension plans up to demerger and P&O Princess Cruises plans since the demerger or separate industry-wide schemes. These plans are principally in the United Kingdom and the United States.

     The pension charge for the P&O Princess Cruises employees participating in pension plans was:

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
The P&O Pension Scheme                                            2.0        2.2        3.1
The P&O Princess Cruises Pension Scheme                            --         --        0.9
Merchant navy pension plans                                       0.9        2.7        2.7
Overseas plans                                                    1.2        2.9        3.0
                                                              -------    -------    -------
                                                                  4.1        7.8        9.7
                                                              =======    =======    =======

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Prior to demerger, eligible U.K. employees participated in a defined benefit plan operated by P&O ("P&O Pension Scheme"). Following demerger, P&O Princess Cruises established its own defined benefit plan ("P&O Princess Cruises Pension Scheme") and for those employees wishing to do so, their benefit obligations in the P&O Pension Scheme in relation to service prior to the demerger were transferred to the P&O Princess Cruises Pension Scheme. Under the terms of the demerger agreement a share of the P&O Pension Scheme's assets relating to these benefit obligations is also to be transferred. This is awaiting finalisation by Watson Wyatt, actuaries to the P&O Pension Scheme. The latest triennial valuation of the P&O Pension Scheme was performed as at April 1, 2000 with results due to be reported by March 31, 2001. The last reported valuation on April 1, 1997 showed that the actuarial value of the Scheme assets represented 98% of the benefits accrued to members allowing for future increases in earnings. This valuation took into account the removal of the ability of pension funds to reclaim tax credits on dividend income.

     The assets of the P&O Princess Cruises Pension Scheme are managed on behalf of the trustee by independent fund managers. A formal valuation of the P&O Princess Cruises Pension Scheme has not yet taken place. Differences between the amounts charged and the amounts paid by P&O Princess Cruises are included in prepayments; these amounted to U.S.$7.5m (1999 U.S.$0.7m).

     The merchant navy industry wide pension plans are defined benefit plans with assets managed on behalf of the respective trustees by independent fund managers. The latest formal valuations were at March 31, 1999 in respect of both plans. The officers' plan's actuary advised that the market value of the plan's assets for the old section of the plan represents approximately 102% of the value of the benefits accrued to members, and for the new section of the plan 96% of the value of the benefits accrued to members allowing for future increases in earnings. For the ratings' plan, its actuary presented a range of results that showed the market value of the assets was between 68% and 82% of the value of the benefits accrued to members allowing for future increases in earnings. The trustee of the ratings' plan has agreed with participating employers and the RMT union a proposal to close the fund for future benefit accrual and replace it with a defined contribution plan. Contributions are expected to be made to the ratings' plan by participating employers over a six year period from May 2001 to bring the plan to 100% funding on the minimum funding requirement basis. During the year the Group has provided U.S.$1.7m (1999 U.S.$1.8m) in respect of its share of contributions to be made.

     Outside the U.K. P&O Princess Cruises operates one principal defined contribution plan in the United States ("the Princess Cruises Plan") in which only eligible P&O Princess Cruises employees participate. This has assets held in a separately administered fund.

23  RELATED PARTY TRANSACTIONS

     Prior to the demerger from P&O in October 2000 P&O Princess Cruises did not operate as a separate Group and consequently there were a number of related party transactions between P&O Princess Cruises and P&O. These included the provision by P&O of a number of administrative services such as payroll, legal, treasury and tax assistance. The related charges together with a proportion of the administrative costs relating to the P&O Group's centrally incurred costs are included in the profit and loss account and totalled U.S. $10.4m (1999 U.S. $10.0m). P&O Princess Cruises leased and continues to lease certain properties from P&O.

     Balances owed by and to P&O are set out in notes 13 and 14. Interest charged to P&O Princess Cruises by P&O is set out in note 4. Forward foreign exchange contracts transacted through P&O but novated to P&O Princess Cruises in connection with the demerger are set out in note 26.

     As set out in note 22, employees of P&O Princess Cruises were members of the P&O Scheme for pension purposes prior to demerger.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     No material trading transactions have taken place between P&O Princess Cruises and P&O during the three years ended December 31, 2000.

     P&O Princess Cruises International Ltd has agreed with P&O a licence to use the P&O name, motif, and flag logo. These arrangements are perpetual, royalty free, worldwide and are exclusive in so far as they relate to cruising.

     On the demerger becoming effective, P&O Princess Cruises agreed with P&O:

i) arrangements for the provision of certain administrative services and facilities to P&O Princess Cruises by P&O

ii) cross indemnities whereby each indemnifies the other, with certain limitations, against certain actual and contingent liabilities associated with the respective businesses owned by each of them.

24  COMMITMENTS

CAPITAL

                                                                  1999        2000
                                                               U.S. $M     U.S. $M
Contracted
  Ships                                                        3,101.5     3,172.2
  Other                                                           18.5         8.9
                                                              --------    --------
                                                               3,120.0     3,181.1
                                                              ========    ========

     P&O Princess Cruises had nine cruise ships on order as at December 31, 2000, which are scheduled for delivery from 2001 to 2004. Capital commitments include contract stage payments, design and engineering fees and various owner supplied items but exclude the effect of future capitalised interest, estimated to be $100m during 2001 to 2004. The nine cruise ships on order will increase the fleet's capacity by 19,620 berths at an approximate cost of $187,000 per berth. The estimated cost per berth includes $401.5m ships under construction at December 31, 2000, the contracted future capital commitments and estimated future capitalised interest. Of the cruise ship commitments at December 31, 2000 it is expected that P&O Princess Cruises will pay U.S.$522.5m in 2001, U.S.$992.9m in 2002, U.S.$906.7m in 2003 and U.S.$750.1m beyond 2003 (see note
26 regarding financing facilities).

REVENUE

     The minimum annual lease payments to which P&O Princess Cruises was committed under non-cancellable operating leases were as follows:

SHIPS

                                                                 1999       2000
                                                              U.S. $M    U.S. $M
Within one year                                                  18.6       13.1
Between one and two years                                         6.2       11.8
Between two and three years                                       0.4        3.1
Between three and four years                                       --        0.3
Between four and five years                                        --        0.2
                                                              -------    -------
                                                                 25.2       28.5
                                                              =======    =======

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

PROPERTY

                                                                 1999       2000
                                                              U.S. $M    U.S. $M
Within one year                                                  10.5        8.5
Between one and two years                                         6.8        8.3
Between two and three years                                       5.6        8.1
Between three and four years                                      4.9        8.0
Between four and five years                                       4.8        8.1
In more than five years                                          26.4       70.2
                                                              -------    -------
                                                                 59.0      111.2
                                                              =======    =======

     Future minimum annual lease payments due within one year are analyzed as follows:

SHIPS

                                                                 1999       2000
                                                              U.S. $M    U.S. $M
On leases expiring:
Within one year                                                   0.5        0.8
Between one and five years                                       18.1       12.3
                                                              -------    -------
                                                                 18.6       13.1
                                                              =======    =======

PROPERTY

                                                                 1999       2000
                                                              U.S. $M    U.S. $M
On leases expiring:
Within one year                                                   0.2        1.2
Between one and five years                                        5.6        0.5
After five years                                                  4.7        6.8
                                                              -------    -------
                                                                 10.5        8.5
                                                              =======    =======

25  CONTINGENT LIABILITIES

     P&O Princess Cruises has provided counter indemnities of U.S.$215.4m (1999 U.S.$172.4m) relating to bonds provided by third parties in support of P&O Princess Cruises' obligations arising in the normal course of business. Generally these indemnities are required by travel industry regulators in the various jurisdictions in which P&O Princess Cruises operates.

26  FINANCIAL INSTRUMENTS

     P&O Princess Cruises uses financial instruments to finance its operations. The financial instruments held by P&O Princess Cruises include cash, overdrafts and loans. Derivative financial instruments are used to manage the currency and interest rate risks arising from its operations and its sources of finance. The derivatives used for this purpose are principally currency swaps, interest rate swaps and forward currency contracts.

     The main financial risks to which P&O Princess Cruises is exposed are summarised below. No transactions of a speculative nature are undertaken.

     The accounting policies for financial instruments are described in note 1.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     For the purpose of this note, other than currency disclosures, the only debtors and creditors included are deferred consideration receivable or payable after more than one year, amounts due from/(to) P&O, all other loans, bank overdrafts and short term borrowings, in accordance with FRS13.

FOREIGN CURRENCY RISK

     P&O Princess Cruises has international business operations. Its principal operating currency is the U.S. dollar, but it also operates in a number of other currencies, the most important of which are sterling and the euro. In general, P&O Princess Cruises' profits and shareholders' funds benefit if sterling or the euro are strong against the U.S. dollar. The U.S. dollar/sterling and the U.S. dollar/euro exchange rates at the respective period ends were:

                                                          AVERAGE EXCHANGE RATES       PERIOD END
                                                               FOR PERIODS ENDED   EXCHANGE RATES
December 31, 2000
U.S.$:L                                                                    1.516            1.494
U.S.$:Euro                                                                 0.924            0.939
December 31, 1999
U.S.$:L                                                                    1.618            1.612
U.S.$: Euro                                                                1.065            1.002

     Approximately 30% of P&O Princess Cruises' assets are denominated in non U.S. dollar currencies with the result that P&O Princess Cruises' U.S. dollar consolidated balance sheet, and in particular shareholders' funds, can be affected by currency movements. P&O Princess Cruises partially mitigates the effect of such movements by borrowing in the same currencies as those in which the assets are denominated. An analysis of financial liabilities by currency is shown below.

     In addition, approximately 25% of P&O Princess Cruises' operating profit is currently generated by businesses with functional currencies other than U.S. dollars. The results of these businesses are translated into U.S. dollars at average exchange rates for the purposes of consolidation. The impact of currency movements on operating profit is mitigated partially by some interest costs being incurred in non U.S. dollar currencies.

     P&O Princess Cruises' businesses generally generate their turnover and incur costs in their main functional currency.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table shows P&O Princess Cruises' currency exposures that give rise to the net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and liabilities of P&O Princess Cruises that are not denominated in the functional currency of the operating unit concerned, excluding certain non U.S. dollar borrowings treated as hedges of net investments in non U.S. dollar functional currency operations.

                                                NET FOREIGN CURRENCY MONETARY ASSETS/(LIABILITIES)
                                               ----------------------------------------------------
                                                   U.S.
                                                 DOLLAR   STERLING       EURO      OTHER      TOTAL
                                                U.S. $M    U.S. $M    U.S. $M    U.S. $M    U.S. $M
Functional currency of Group operation:
  U.S. dollars                                       -      (0.8)      (0.3)     (30.0)     (31.1)
  Sterling                                       (4.5)          -          -          -      (4.5)
                                               -------    -------    -------    -------    -------
Total at December 31, 2000                       (4.5)      (0.8)      (0.3)     (30.0)     (35.6)
                                               =======    =======    =======    =======    =======
Functional currency of Group operation:
  U.S. dollars                                       -        3.4        6.3       14.3       24.0
  Sterling                                         0.6          -        0.3        4.2        5.1
  Euro                                             0.3          -          -          -        0.3
                                               -------    -------    -------    -------    -------
Total at December 31, 1999                         0.9        3.4        6.6       18.5       29.4
                                               =======    =======    =======    =======    =======

INTEREST RATE RISK

     To protect the financial results against movements in interest rates, P&O Princess Cruises maintains a significant proportion of its borrowings at a fixed rate of interest.

     The interest rate profile of the financial liabilities of P&O Princess Cruises is set out in the table below:

                                                                                    WEIGHTED
                                                                                     AVERAGE     AVERAGE
                                                                                    INTEREST   TIME OVER
                                                        VARIABLE         FIXED      RATE FOR       WHICH
                                                            RATE          RATE    FIXED RATE    INTEREST
                                                       FINANCIAL     FINANCIAL     FINANCIAL     RATE IS
                                             TOTAL   LIABILITIES   LIABILITIES   LIABILITIES       FIXED
                                           U.S. $M       U.S. $M       U.S. $M             %      MONTHS
Currency:
  U.S. dollars                               613.5          32.7         580.8          7.4        182.0
  Sterling                                   520.1         228.8         291.3          7.4         63.9
  Euro                                        84.0          84.0             -            -            -
  Other                                        0.3           0.3             -            -            -
                                          --------   -----------   -----------   ----------    ---------
Total at December 31, 2000                 1,217.9         345.8         872.1          7.4        142.6
                                          ========   ===========   ===========   ==========    =========
Currency:
  U.S. dollars                               215.6         215.6             -            -            -
  Sterling                                   390.0         264.8         125.2          8.0         45.1
  Euro                                        89.7          89.7             -            -            -
                                          --------   -----------   -----------   ----------    ---------
Total at December 31, 1999                   695.3         570.1         125.2          8.0         45.1
                                          ========   ===========   ===========   ==========    =========

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The variable rate financial liabilities comprise loans from P&O, bank borrowings and overdrafts bearing interest at rates fixed in advance for periods ranging from one to six months by reference to the applicable reference rate, primarily LIBOR for U.S. dollar, sterling and euro borrowings.

     The interest rate profile of the financial assets of P&O Princess Cruises is set out in the table below:

                                                                                     WEIGHTED
                                                                                      AVERAGE     AVERAGE
                                                           FINANCIAL                 INTEREST   TIME OVER
                                              VARIABLE     ASSETS ON       FIXED     RATE FOR       WHICH
                                                  RATE      WHICH NO        RATE   FIXED RATE    INTEREST
                                             FINANCIAL   INTEREST IS   FINANCIAL    FINANCIAL     RATE IS
                                     TOTAL      ASSETS          PAID      ASSETS       ASSETS       FIXED
                                   U.S. $M     U.S. $M       U.S. $M     U.S. $M            %      MONTHS
Currency:
  U.S. dollars                       224.5       196.6          13.9        14.0          8.8         7.5
  Sterling                            20.3         9.5          10.8           -            -           -
  Euro                                13.8        11.7             -         2.1          6.0        60.0
  Other                               13.6        13.6             -           -            -           -
                                   -------   ---------   -----------   ---------   ----------   ---------
Total at December 2000               272.2       231.4          24.7        16.1          8.4        14.2
                                   =======   =========   ===========   =========   ==========   =========
Currency:
  U.S. dollars                        48.5         7.6          21.3        19.6          8.8        19.5
  Sterling                            25.1        19.2           5.9           -            -           -
  Euro                                11.8        11.8             -           -            -           -
  Other                                2.8         1.8           1.0           -            -           -
                                   -------   ---------   -----------   ---------   ----------   ---------
Total at December 1999                88.2        40.4          28.2        19.6          8.8        19.5
                                   =======   =========   ===========   =========   ==========   =========

     The majority of variable rate financial assets comprise loans to P&O and bank accounts bearing interest at the applicable money market deposit rates. Fixed rate financial assets include deferred consideration relating to the sale of fixed assets.

LIQUIDITY RISK

     In June 2000 P&O Princess Cruises arranged approximately U.S.$650m in committed financing in connection with two ships scheduled for delivery in 2002 and 2003. In September 2000 it arranged new committed bank facilities of approximately U.S. $750m for general corporate purposes, including funding ship purchases, of which U.S.$ nil was drawn down at December 31, 2000.

     In August 2000, P&O obtained conditional agreement from the holders of U.S. $791.8m principal value of notes and bonds to exchange them for substantially identical P&O Princess Cruises notes and bonds. These new notes and bonds were issued by P&O Princess Cruises plc when the demerger became effective and are unconditionally guaranteed by P&O Princess Cruises International Limited. At the year end P&O Princess Cruises plc had no independent operations and P&O Princess Cruises International Limited was the sole direct subsidiary of P&O Princess Cruises plc.

CREDIT RISK

     Management does not consider there to be any significant concentration of credit risk. Potential concentrations comprise principally cash and cash equivalents and trade debtors. P&O Princess Cruises enters into derivative transactions and maintains cash deposits with several major banks. Management periodically reviews the credit rating of the institutions and believes that any credit risk is minimal. Concentration of

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

credit risk with respect to trade debtors is limited due to the large number of debtors comprising P&O Princess Cruises' customer base.

     The immediate credit exposure of financial instruments is represented by those financial instruments that have a positive fair value at December 31, 2000.

FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

     A comparison by category of book value and fair value of P&O Princess Cruises' financial assets and liabilities is as follows:

                                                                 AT DECEMBER 31
                                                -------------------------------------------------
                                                         1999                      2000
                                                -----------------------   -----------------------
                                                BOOK VALUE   FAIR VALUE   BOOK VALUE   FAIR VALUE
                                                   U.S. $M      U.S. $M      U.S. $M      U.S. $M
Primary financial instruments held or issued
  to finance P&O Princess Cruise operations:
  Notes and bonds                                        -            -       (780.8)      (729.6)
  Other loans                                       (247.7)      (247.7)      (436.8)      (436.8)
  Loans to/(from) P&O                               (445.6)      (445.6)         3.7          3.7
  Cash                                                63.2         63.2        247.2        247.2
  Bank overdrafts                                     (2.0)        (2.0)        (0.3)        (0.3)
  Other investments and deferred consideration        25.0         25.0         21.3         21.3
Derivative financial instruments held or
  issued to hedge currency exposure on
  expected future transactions:
  Forward foreign currency contracts                     -       (107.4)           -       (175.7)
  Currency swaps                                         -         16.9            -          6.0
                                                ----------   ----------   ----------   ----------
                                                    (607.1)      (697.6)      (945.7)    (1,064.2)
                                                ==========   ==========   ==========   ==========

     The notional principal amount of derivative financial instruments held as hedges against currency exposures on ship capital expenditure is U.S. $997.3m (1999 U.S. $1,259.5m) in respect of forward foreign currency contracts and U.S. $384.0m (1999 U.S. $205.0m) in respect of currency swaps.

     The fair value of notes and bonds is based on quoted market price or if these are not available the quoted market price of comparable debt.

     Other loans, which include short term borrowings and bank term loans, and loans to/(from) P&O are largely at variable interest rates and therefore the book value normally equates to the fair value.

     The fair value of cash and bank overdrafts approximates to the book value due to the short term maturity of the instruments.

     The fair value of other investments and deferred consideration is based on the estimated recoverable amount.

     The fair values of derivative financial instruments are discounted to the net present value using prevailing market rates and foreign currency rates at the balance sheet date.

HEDGING

     When P&O Princess Cruises' businesses enter into capital expenditure or lease commitments in currencies other than their main functional currency, these commitments are normally hedged using forward contracts and currency swaps in order to fix the cost when converted to the functional currency. The most

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

significant of P&O Princess Cruises' foreign currency commitments of this nature are in respect of certain newbuild cruise ships. The periods of the forward contracts match the expected cash flows of the capital commitments, usually between three and five years. Other cruise ship newbuilds have been ordered in currencies matching the main functional currencies in which these ships will generate their revenue.

     Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on currency swaps, interest rate swaps and forward currency contracts are as follows:

                                                                                    NET GAINS/
                                                               GAINS    (LOSSES)      (LOSSES)
                                                             U.S. $M     U.S. $M       U.S. $M
At January 1, 2000                                              16.9      (107.4)        (90.5)
(Gains)/losses arising before January 1, 2000 that were
  recognised during the year ended December 31, 2000               -        51.7          51.7
                                                             -------    --------    ----------
Gains/(losses) arising before January 1, 2000 that were not
  recognised during the year ended December 31, 2000            16.9       (55.7)        (38.8)
Gains/(losses) arising in the period that were not
  recognised during the year ended December 31, 2000            (9.1)     (121.8)       (130.9)
                                                             -------    --------    ----------
Gains/(losses) at December 31, 2000                              7.8      (177.5)       (169.7)
                                                             =======    ========    ==========
Of which:
Gains/(losses) expected to be recognised in less than one
  year                                                             -           -             -
Gains/(losses) expected to be recognised after more than
  one year                                                       7.8      (177.5)       (169.7)
                                                             -------    --------    ----------
Gains/(losses) at December 31, 2000                              7.8      (177.5)       (169.7)
                                                             =======    ========    ==========

     Of the above unrecognised net gains/(losses) at December 31, 2000, a net loss of U.S. $175.7m is a result of forward contracts taken out to fix the contracted capital expenditure on ships into their functional currency as follows:

                                                                                    NET GAINS/
                                                               GAINS    (LOSSES)      (LOSSES)
                                                             U.S. $M     U.S. $M       U.S. $M
Gains/(losses) at December 31, 2000                              7.8      (177.5)       (169.7)
Less: (gains)/losses on contracted foreign currency capital
  expenditure and operating lease commitments                   (1.8)      177.5         175.7
                                                             -------    --------    ----------
Gains/(losses) on other hedges                                   6.0           -           6.0
                                                             =======    ========    ==========

     The underlying commitments, after taking these contracts into account, are reflected within note 24.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

27  INVESTMENT IN SUBSIDIARIES

     The principal subsidiaries are:

                                                                PERCENTAGE OF
                                               COUNTRY OF        EQUITY SHARE
                                           INCORPORATION/    CAPITAL OWNED AT
                                             REGISTRATION   DECEMBER 31, 2000             BUSINESS
DESCRIPTION
P&O Princess Cruises International Ltd
  (formerly P&O Cruises Ltd)                      England                100%+  Passenger cruising
AIDA Cruises Ltd                                  England                100%   Passenger cruising
Alaska Hotel Properties LLC                        U.S.A.                100%     Hotel operations
Brittany Shipping Corporation Ltd                 Bermuda                100%            Shipowner
Corot Shipping Corporation (Sociedade
  Univessoal) Lda                                Portugal                100%            Shipowner
CP Shipping Corporation Ltd                       Bermuda                100%            Shipowner
Fairline Shipping Corporation Ltd                 Bermuda                100%            Shipowner
Fairline Shipping International
  Corporation Ltd                                 Bermuda                100%            Shipowner
P&O Cruises Fleet Management Ltd                  England                100%            Shipowner
P&O Holidays Ltd                                  England                100%   Passenger cruising
P&O Lines (Shipowners) Ltd                        England                100%   Passenger cruising
P&O Travel Ltd                                    England                100%         Travel agent
Princess Cruises Inc                               U.S.A.                100%      Cruise services
Princess Cruises Lines Ltd                        Bermuda                100%   Passenger cruising
Princess Cruises Ltd                              England                100%      Cruise services
Princess Tours Ltd                                England                100%            Shipowner
Royal Hyway Tours Inc                              U.S.A.                100%            Landtours
Seetours International Ltd                        England                100%   Passenger cruising
Sitmar International Inc                           Panama                100%      Holding company
Tour Alaska LLC                                    U.S.A.                100%            Railtours

+Held directly by the Company.

28  POST BALANCE SHEET EVENT

     On February 12, 2001 the Group completed arrangements for the sale of the Victoria for U.S. $16.5m. The net disposal proceeds including costs are expected to be below the previous carrying value of the vessel. Provision for the shortfall has been made in the accounts.

29  SUMMARY DIFFERENCES BETWEEN U.K. AND U.S. GAAP

ACCOUNTING PRINCIPLES

     These financial statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. A description of the relevant accounting principles which differ materially is given below.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

DEPRECIATION

     Under U.K. GAAP until December 31, 1999 certain freehold properties were not depreciated. Under U.S. GAAP useful economic lives have been applied to these properties and a depreciation expense recorded based on these lives.

MARKETING AND PROMOTION COSTS

     Under U.K. GAAP marketing and promotion costs have been expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred. U.S. GAAP requires that these costs are expensed in the financial year incurred.

EMPLOYEE SHARE INCENTIVES

The executive schemes

     Under U.K. GAAP the fair value (market value) of shares or rights to acquire shares when the rights are granted, less contributions by employees, is charged in arriving at operating profit. If this forms part of a long term incentive scheme the charge in the profit and loss account is spread over the period to which the schemes' performance criteria relate, otherwise recognition occurs when shares or rights are granted. Under U.S. GAAP, compensation expense is recognised for the difference between the market price of the shares and the exercise price for performance plans (such as the executive schemes). The amount of compensation expense is adjusted each accounting period based upon the estimated achievement of the performance criteria and the share value of the stock, until the date at which the number of shares and the purchase price are both known.

SAYE scheme

     When employed by P&O, certain employees of P&O Princess Cruises were eligible to participate in the P&O save as you earn share option scheme. U.K. GAAP does not recognise the cost of SAYE discounts in financial statements. U.S. GAAP requires the full discount given to employees on the market price of shares provided as part of a 'non-compensatory plan' (such as the SAYE scheme) to be charged to the profit and loss account when it is greater than that which would be reasonable in an offer of shares to shareholders or others.

PENSIONS

     Under U.K. GAAP pension costs include the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

     U.S. GAAP requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognised obligations or assets in determining the pension cost or credit for the period. The actuarial method and assumptions used in determining the pension expense can be significantly different from that computed under U.K. GAAP. U.S. GAAP also requires the actuarial valuation to be prepared as at a more recent date than U.K. GAAP.

TAXES ON INCOME

     Under U.K. GAAP, deferred taxes are accounted for to the extent that a reduction or increase in the tax charge due to timing differences cannot be expected with reasonable probability to continue for the foreseeable future. Under U.S. GAAP, deferred taxes are accounted for on all temporary differences and a

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised. Deferred tax also arises in relation to the tax effect of the other U.S. GAAP adjustments.

CONTINGENT CONSIDERATION

     Under U.K. GAAP, if an acquirer can satisfy contingent consideration by the issue of shares at its option this element of the consideration is not a liability as there is no obligation to transfer future economic benefits. Consequently this element of the purchase price is accounted for within shareholders' funds. Under U.S. GAAP contingent consideration is not recognized until the consideration is settled.

DIVIDENDS

     Under U.K. GAAP dividends are accounted for in the period to which they pertain, which may be earlier than the date of declaration. Under U.S. GAAP dividends are accounted for in the period in which they are declared.

CURRENT ASSETS AND LIABILITIES

     Current assets under U.K. GAAP of U.S. $28.8m (1999 U.S. $34.1m) would be reclassified as non current assets under U.S. GAAP.

     Provisions for liabilities and charges under U.K. GAAP of U.S. $0.2m (1999 U.S. $0.1m) would be reclassified as creditors -- amounts falling due within one year under U.S. GAAP.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The effects of these differing accounting principles are shown below:

SUMMARY GROUP INCOME STATEMENT

                                   1998         1999         2000           2000         2000
                              U.S. GAAP    U.S. GAAP    U.K. GAAP    ADJUSTMENTS    U.S. GAAP
                                U.S. $M      U.S. $M      U.S. $M        U.S. $M      U.S. $M
Revenues                        1,852.4      2,111.6      2,423.9              -      2,423.9
Expenses
  Operating                    (1,142.4)    (1,301.9)    (1,558.0)             -     (1,558.0)
  Marketing, selling and
     administrative              (270.6)      (318.9)      (348.2)          (5.5)      (353.7)
  Depreciation and
     amortization                 (96.8)      (119.2)      (144.6)           0.7       (143.9)
                              ---------    ---------    ---------    -----------    ---------
                               (1,509.8)    (1,740.0)    (2,050.8)          (4.8)    (2,055.6)
                              ---------    ---------    ---------    -----------    ---------
Operating income before
  income from affiliated
  operations                      342.6        371.6        373.1           (4.8)       368.3
Income from affiliated
  operations                        0.5          0.1          0.5            0.2          0.7
                              ---------    ---------    ---------    -----------    ---------
Operating income                  343.1        371.7        373.6           (4.6)       369.0
Non-operating
  income(expense)
Interest income                     1.5          3.0          2.5              -          2.5
Interest expense, net of
  capitalized interest            (33.1)       (28.8)       (51.6)          (0.2)       (51.8)
Other (expense)                       -         (4.8)        (6.5)             -         (6.5)
Income tax expense                (89.1)       (72.9)       (41.3)         (15.6)       (56.9)
Minority interest                     -         (0.5)        (2.6)             -         (2.6)
                              ---------    ---------    ---------    -----------    ---------
                                 (120.7)      (104.0)       (99.5)         (15.8)      (115.3)
                              ---------    ---------    ---------    -----------    ---------
Net income                        222.4        267.7        274.1          (20.4)       253.7
                              =========    =========    =========    ===========    =========
Basic earnings per share (in
  cents)                           32.6         39.3         40.1                        37.1
                              =========    =========    =========    ===========    =========

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

ADJUSTMENTS TO PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Profit attributable to ordinary shareholders in accordance
  with U.K. GAAP                                                255.4      310.3      274.1
U.S. GAAP adjustments
  Depreciation                                                   (2.1)      (2.3)       0.4
  Goodwill amortisation                                             -          -        0.3
  Marketing and promotion costs                                   1.6      (11.4)      (8.3)
  Employee share incentives (i)                                  (0.3)      (2.2)       1.9
  Pensions (ii)                                                   0.2       (0.8)       0.9
  Tax effect of U.S. GAAP adjustments                            (0.3)       0.7        0.5
  Deferred taxes (iii)                                          (32.1)     (26.6)     (16.1)
                                                              -------    -------    -------
Profit attributable to ordinary shareholders in accordance
  with U.S. GAAP                                                222.4      267.7      253.7
                                                              -------    -------    -------
Earnings
Basic earnings per share in accordance with U.S. GAAP (in
  cents)                                                         32.6       39.3       37.1
                                                              -------    -------    -------
Weighted average number of shares used in basic earnings per
  share calculation (millions)                                  681.2      681.2      684.2
                                                              =======    =======    =======

     There is no difference between basic earnings per share and diluted earnings per share. Options over U.S. $5.1 million nominal of ordinary shares and the possible effect of shares to be issued as contingent consideration in connection with the AIDA Cruises Ltd minority interest acquisition are not dilutive. There were also no dilutive ordinary shares in issue in 1999 and 1998.

ADJUSTMENTS TO SHAREHOLDERS' FUNDS

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Shareholders' funds in accordance with U.K. GAAP              1,763.4    2,188.8    2,463.6
U.S. GAAP adjustments
  Depreciation                                                   (9.8)     (12.1)     (11.7)
  Contingent consideration                                          -          -      (46.5)
  Marketing and promotion costs                                 (70.2)     (81.6)     (89.9)
  Employee share incentives (i)                                  (0.5)      (0.7)         -
  Pensions (ii)                                                   1.8        1.0        1.9
  Tax effect of U.S. GAAP adjustments                             2.7        3.4        3.9
  Deferred taxes (iii)                                          (65.4)     (92.0)    (108.1)
  Dividends                                                         -          -       83.1
                                                              -------    -------    -------
Shareholders' funds in accordance with U.S. GAAP              1,622.0    2,006.8    2,296.3
                                                              =======    =======    =======

(i)  Employee share incentives

     The profit and loss account charge/(credit) in respect of employee stock compensation schemes was U.S. $ nil in each of the three years ended December 31, 2000 under U.K. GAAP, and U.S. $(1.9)m (1999 U.S. $2.2m, 1998 U.S. $0.3m)
under U.S. GAAP.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     P&O Princess Cruises has adopted the disclosures of SFAS 123, Accounting for Stock-Based Compensation, but continues to measure its stock-based compensation expense under U.S. GAAP in accordance with APB 25 and its related interpretations. If P&O Princess Cruises had measured compensation costs for the P&O and P&O Princess Cruises stock options that were granted to its employees in 2000, 1999 and 1998 under the fair value based method prescribed by SFAS 123, the net profit would have been the illustrative amounts shown below.

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
PROFIT ATTRIBUTABLE TO ORDINARY SHAREHOLDERS
As reported under U.S. GAAP                                     222.4      267.7      253.7
Pro forma under U.S. GAAP                                       221.9      267.0      250.2

     The weighted average fair value of options granted to P&O Princess Cruises employees as replacement options for previous P&O deferred stock granted prior to the demerger and new options granted on demerger was U.S. $1.91. Equivalent fair values in 1999 and 1998 in respect of options over P&O deferred stock were U.S. $3.77 and U.S. $5.42 respectively.

     These pro forma amounts may not be representative of the effect on pro forma net income in future years, since the estimated fair value of stock options is amortized over the vesting period, pro forma compensation expense related to grants made prior to 1996 is not considered and additional options may be granted in future years.

     The fair value of grants during the year have been estimated using the Black-Scholes option pricing model with the following weighted average assumptions; expected dividend yields of 2.5% (1999 3.2%, 1998 4.4%); expected volatility of 42.0% (1999 30.5%, 1998 51.9%); risk free interest rates of 5.8%, (1999 5.8%, 1998 7.3%) and expected option lives of 9 years for P&O Princess Cruises options and 5 years for previous P&O deferred stock options.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(ii) Pensions

     For the purposes of U.S. GAAP, the pension costs of The P&O Pension Scheme and of its successor, The P&O Princess Cruises Pension Scheme have been restated in the following tables in accordance with the requirements of SFAS 87. This plan comprises substantially all of the actuarial liabilities of P&O Princess Cruises' pension plans. The changes in projected benefit obligations, plan assets and details of the funded status of the plan, under SFAS 87 and SFAS 132 are as follows:

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Change in projected benefit obligation:
Benefit obligation at beginning of period                        30.2       42.5       49.0
Service cost                                                      3.3        4.3        4.8
Interest cost                                                     2.2        2.4        2.7
Exchange                                                          0.3       (1.3)      (3.7)
Actuarial loss                                                    6.5        1.1       (1.9)
                                                              -------    -------    -------
Benefit obligation at end of period                              42.5       49.0       50.9
                                                              =======    =======    =======
Change in plan assets:
Fair value at beginning of period                                31.9       39.7       49.4
Actual return on plan assets                                      4.3        7.5        0.7
Group contribution                                                2.3        2.5       11.0
Participant contributions                                         0.8        0.9        1.0
Exchange                                                          0.4       (1.2)      (3.7)
                                                              -------    -------    -------
Fair value of plan assets at end of period                       39.7       49.4       58.4
                                                              =======    =======    =======
Reconciliation of funded status:
Funded status of the plan                                        (2.8)       0.4        7.5
Unamortized transition asset                                     (0.4)      (0.3)      (0.3)
Unamortized actuarial net loss                                    5.1        1.2        1.8
                                                              -------    -------    -------
Prepaid pension cost                                              1.9        1.3        9.0
                                                              =======    =======    =======

     Components of net periodic benefit cost:

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Components of net periodic benefit cost
Service cost                                                      3.3        4.3        4.8
Interest cost                                                     2.2        2.4        2.7
Expected return on assets                                        (2.8)      (2.8)      (3.4)
Members' contribution                                            (0.8)      (0.9)      (0.9)
Net amortizations
  Transition asset                                               (0.1)      (0.1)      (0.1)
  Actuarial loss                                                    -        0.1          -
                                                              -------    -------    -------
Net periodic benefit cost                                         1.8        3.0        3.1
                                                              =======    =======    =======

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Assumed discount rates and rates of increase in remuneration used in calculating the projected benefit obligations together with long-term rates of return on plan assets vary according to the economic conditions of the United Kingdom, in which the plan is situated. The rates used for calculation of period end benefit obligations and forecast benefit cost in the plan for SFAS 132 purposes were as follows:

                                                                 1998       1999       2000
                                                                    %          %          %
Discount rate                                                     7.3        5.8        5.8
Long-term rate of increase in remuneration                        4.8        4.0        4.0
Expected long-term return on assets                               8.3        6.8        6.8

     P&O Princess Cruises has no material liabilities for post-retirement benefits other than pensions.

(iii) Deferred taxes

     The following table sets out the significant components of P&O Princess Cruises' deferred tax liability determined on a U.S. GAAP basis:

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Deferred tax liabilities:
Accelerated capital allowances on fixed assets                  157.7      198.5      203.8
                                                              -------    -------    -------
Net deferred liability under U.S. GAAP                          157.7      198.5      203.8
                                                              -------    -------    -------
Net deferred tax liability under U.K. GAAP                       92.3      106.5       95.7
                                                              =======    =======    =======

     Deferred tax has not been provided on the retained earnings of overseas subsidiaries as these companies will continue to reinvest such earnings in the Group's ship building programme.

CASH FLOW STATEMENTS

     The cash flow statements have been prepared in conformity with U.K. Financial Reporting Standard 1 (Revised) "Cash Flow Statements'. The principal differences between these statements and cash flow statements presented in accordance with SFAS 95 are as follows:

     (a) Under U.K. GAAP net cash flow from operating activities is determined before considering cash flows from (a) returns on investments and servicing of finance (b) taxes paid and (c) dividends received from joint ventures. Under U.S. GAAP, net cash flow from operating activities is determined after these items;

     (b) Under U.K. GAAP, capital expenditure is classified separately while under U.S. GAAP, it is classified as an investing activity; and

     (c) Under U.K. GAAP movements in bank overdrafts are classified as movements in cash while under U.S. GAAP they are classified as a financing activity.

                            P&O PRINCESS CRUISES PLC
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Set out below is a summary cash flow statement under U.S. GAAP:

                                                                 1998       1999       2000
                                                              U.S. $M    U.S. $M    U.S. $M
Net cash inflow from operating activities                       441.5      431.1      422.1
Net cash outflow from investing activities                     (840.7)    (292.7)    (795.5)
Net cash inflow/(outflow) from financing activities             444.2     (139.5)     564.8
Exchange translation effect on cash                             (17.1)       3.5       (7.4)
                                                              -------    -------    -------
Net increase in cash and cash equivalents under U.S. GAAP        27.9        2.4      184.0
Cash and cash equivalents at beginning of period                 32.9       60.8       63.2
                                                              -------    -------    -------
Cash and cash equivalents at end of period                       60.8       63.2      247.2
                                                              =======    =======    =======

NEW U.S. ACCOUNTING STANDARDS

     The Financial Accounting Standards Board issued SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" in June 1998. This standard, which is effective for financial years beginning after June 15, 2000, requires all derivatives to be recognised in the balance sheet as either assets or liabilities and measured at fair value.

     Note 26 to our consolidated financial statements included in this annual report, prepared in connection with the application of the U.K. standard on derivatives and other financial instruments, includes an assessment of our shipbuilding related forward foreign exchange contracts. This shows that the fair value of these contracts as at December 31, 2000 would increase assets and liabilities by approximately $175 million if reflected in the balance sheet.

NEW U.K. ACCOUNTING STANDARDS

     The Accounting Standards Board ("ASB") issued FRS17 "Retirement Benefits" in November 2000. This standard is fully effective for periods ending on or after June 22, 2003, with certain disclosures being phased in for accounting periods ending on or after June 22, 2001. Under the standard, pension scheme assets are measured using market values, pension scheme liabilities are measured using a projected unit method and discounted at an AA corporate bond rate and the pension scheme surplus (to the extent it can be recovered) or deficit is recognized in full on the balance sheet. The movement in the scheme surplus/deficit is analysed into service costs in operating profit, interest cost and expected return on assets in finance costs, and actuarial gains and losses in the statement of recognized gains and losses. P&O Princess Cruises has not yet evaluated the likely impact of FRS17 on its financial statements.

     The ASB issued FRS18 "Accounting Policies" in December 2000. The standard is effective for accounting periods ending on or after June 22, 2001. It sets out the principles to be followed in selecting accounting policies and the disclosures needed to help users of the financial statements to understand the accounting policies adopted and how they have been applied. P&O Princess Cruises does not expect FRS18 to have a material impact on its financial statements.

     The ASB issued FRS19 "Deferred Tax" in December 2000. The standard is effective for accounting periods ending on or after January 23, 2002. The standard requires full provision to be made for deferred tax assets and liabilities arising from most types of timing difference between the recognition of gains and losses in the financial statements and their recognition in a tax computation. Deferred tax assets are, however, only to be recognized to the extent that it is regarded as more likely than not that they will be recovered. The likely impact of FRS19 on P&O Princess Cruises' financial statements will depend upon any election the Group makes to enter the U.K. tonnage tax regime.

UNAUDITED P&O PRINCESS FINANCIAL INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

     The interim financial information below has been extracted from P&O Princess's interim report for the nine months ended September 30, 2001, which was published on October 24, 2001, without material adjustment.

     In addition, a summary of differences between U.K. and U.S. GAAP for the nine months ended September 30, 2001 is presented below.

SUMMARIZED GROUP PROFIT AND LOSS ACCOUNT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                                  NINE MONTHS TO
                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                2001         2000
                                                              ---------    ---------
                                                                     (U.S.$M)
Turnover....................................................    1,965.7      1,939.1
Direct operating costs......................................   (1,252.3)    (1,214.2)
Selling and administrative expenses.........................     (271.8)      (259.7)
Depreciation and amortization...............................     (111.5)      (107.9)
                                                              ---------    ---------
                                                               (1,635.6)    (1,581.8)
                                                              ---------    ---------
Operating profit............................................      330.1        357.3
Share of operating results of joint ventures................        0.3          0.4
                                                              ---------    ---------
Total operating profit......................................      330.4        357.7
                                                              ---------    ---------
Loss on disposal of ships...................................       (1.9)        (0.7)
Profit on sale of businesses................................         --          0.2
                                                              ---------    ---------
Profit before interest......................................      328.5        357.2
                                                              ---------    ---------
Net interest and similar items..............................      (44.3)       (35.2)
Profit before taxation......................................      284.2        322.0
Taxation....................................................      (14.2)       (41.9)
                                                              ---------    ---------
Profit after taxation.......................................      270.0        280.1
                                                              ---------    ---------
Equity minority interests...................................         --         (2.4)
                                                              ---------    ---------
Profit for the period.......................................      270.0        277.7
                                                              =========    =========
Basic earnings per share....................................      39.0c        40.8c
Basic earnings per ADS......................................  $    1.56    $    1.63
Dividend per share..........................................       9.0c           --
Dividend per ADS............................................       0.36           --
Weighted average number of shares in issue (in millions)....      692.6        681.2

SUMMARIZED GROUP BALANCE SHEET

                                                                  AS AT           AS AT
                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  2001             2000
                                                              -------------    ------------
                                                                        (U.S.$M)
FIXED ASSETS
Intangible assets
  Goodwill..................................................       116.1            121.0
Tangible assets
  Ships.....................................................     4,023.3          3,608.0
  Properties and other fixed assets.........................       248.8            219.6
                                                                --------         --------
                                                                 4,272.1          3,827.6
Investments.................................................        11.0             10.9
                                                                --------         --------
                                                                 4,399.2          3,959.5
                                                                --------         --------
CURRENT ASSETS
Stocks......................................................        70.9             79.8
Debtors.....................................................       242.1            322.3
Cash at bank and in hand....................................       140.5            247.2
                                                                --------         --------
                                                                   453.5            649.3
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR..............      (744.5)          (975.7)
                                                                --------         --------
NET CURRENT LIABILITIES.....................................      (291.0)          (326.4)
                                                                --------         --------
TOTAL ASSETS LESS CURRENT LIABILITIES.......................     4,108.2          3,633.1
CREDITORS: AMOUNTS FALLING DUE AFTER ONE YEAR...............    (1,475.1)        (1,062.7)
Provisions for liabilities and charges......................          --           (106.6)
                                                                --------         --------
                                                                 2,633.1          2,463.8
                                                                ========         ========
EQUITY SHAREHOLDERS' FUNDS..................................     2,632.8          2,463.6
EQUITY MINORITY INTERESTS...................................         0.3              0.2
                                                                --------         --------
                                                                 2,633.1          2,463.8
                                                                ========         ========

SUMMARIZED GROUP CASH FLOW STATEMENT

                                                               NINE MONTHS TO
                                                               SEPTEMBER 30,
                                                              ----------------
                                                               2001      2000
                                                              ------    ------
                                                                  (U.S.$M)
Net cash inflow from operating activities...................   459.7     466.2
Returns on investments and servicing of finance.............   (51.9)    (35.4)
Taxation....................................................  (138.9)    (13.4)
Capital expenditure and financial investment
Purchase of ships...........................................  (550.9)   (677.8)
Purchase of other fixed assets..............................   (44.7)    (32.7)
Disposal of ships...........................................    46.6      13.5
                                                              ------    ------
Net cash outflow for capital expenditure and financial
  investment................................................  (549.0)   (697.0)
                                                              ------    ------
Purchase of subsidiaries....................................      --     (14.8)
Equity dividends paid.......................................  (124.4)       --
                                                              ------    ------
Net cash outflow before financing...........................  (404.5)   (294.4)
Net cash (outflow)/ inflow from financing...................   267.0     325.3
                                                              ------    ------
(Decrease)/increase in cash in the period...................  (137.5)     30.9
                                                              ======    ======
Movement in net borrowings:
Net cash outflow before financing...........................  (404.5)   (294.4)
Issues of stock.............................................     0.2        --
Net investment by P&O.......................................      --      26.5
Amortization of bond issue costs............................    (1.2)       --
Exchange movements in borrowings............................    (7.4)     (3.4)
                                                              ------    ------
Movement in net borrowings..................................  (412.9)   (271.3)
                                                              ======    ======

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                                NINE MONTHS TO
                                                                SEPTEMBER 30,
                                                                     2001
                                                                --------------
                                                                   (U.S.$M)
Profit for the period.......................................         270.0
Exchange movements..........................................         (37.9)
                                                                   -------
Total recognized gains and losses...........................         232.1
Dividends...................................................         (63.2)
New shares issued...........................................           0.3
                                                                   -------
Net increase to shareholders' funds.........................         169.2
Shareholders' funds at beginning of period..................       2,463.6
                                                                   -------
Shareholders' funds at end of period........................       2,632.8
                                                                   =======

                            P&O PRINCESS CRUISES PLC

                            U.S. GAAP RECONCILIATION

UNAUDITED SUMMARY OF DIFFERENCES BETWEEN U.K. AND U.S. GAAP FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

     The P&O Princess interim financial information has been prepared in accordance with U.K. GAAP, which differs in certain material respects from U.S. GAAP.

     The following is a summary of the material adjustments to attributable profit (net income) and shareholders' funds which would have been required to adjust for significant differences between U.K. and U.S. GAAP.

RECONCILIATION OF CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                                       NINE MONTHS ENDED
                                                              NOTES    SEPTEMBER 30, 2001
                                                              -----    ------------------
                                                                            (U.S.$M)
Attributable profit as reported under U.K. GAAP.............                 270.0
U.S. GAAP adjustments
  Depreciation..............................................   (ii)            0.3
  Goodwill and contingent consideration.....................  (iii)            0.9
  Marketing and promotion costs.............................   (iv)           18.0
  Relocation costs..........................................    (v)            2.0
  Pensions..................................................   (vi)            1.4
  Derivative instruments and hedging activities.............  (vii)            1.8
  Tax effect of U.S. GAAP adjustments.......................                  (3.9)
  Taxes.....................................................  (viii)         177.0
                                                                             -----
Profit attributable to common shareholders in accordance
  with U.S. GAAP before cumulative effect of accounting
  policy change.............................................                 467.5
                                                                             =====
Cumulative effect of U.S. GAAP accounting policy change in
  respect of derivative instruments and hedging activities                    (9.0)
                                                                             -----
Profit attributable to common shareholders in accordance
  with U.S. GAAP                                                             458.5
                                                                             =====
EARNINGS PER SHARE
Basic and diluted earnings per share before cumulative
  effect of accounting policy change (in cents)                               67.5
                                                                             =====
Basic and diluted earnings per share after cumulative effect
  of accounting policy change (in cents)                                      66.2
                                                                             =====
Weighted average number of shares used in basic earnings per
  share calculation (millions)..............................                 692.6
                                                                             =====

RECONCILIATION OF CONSOLIDATED SHAREHOLDERS' FUNDS AT SEPTEMBER 30, 2001

                                                              NOTES    SEPTEMBER 30, 2001
                                                              -----    ------------------
                                                                            (U.S.$M)
Shareholders' fund in accordance with U.K. GAAP.............                2,633.1
Treasury stock..............................................    (i)            (3.3)
                                                                            =======
                                                                            2,629.8
U.S. GAAP adjustments
  Depreciation..............................................   (ii)           (11.4)
  Goodwill and contingent consideration.....................  (iii)           (45.6)
  Marketing and promotion costs.............................   (iv)           (71.9)
  Relocation costs..........................................    (v)             2.0
  Pensions..................................................   (vi)             3.3
  Derivative instruments and hedging activities.............  (vii)             7.2
  Taxes.....................................................  (viii)           68.9
  Dividends.................................................   (ix)            20.8
                                                                            -------
Shareholders' funds in accordance with U.S. GAAP............                2,588.7
                                                                            =======

     The differences in accounting treatment as a result of differences between U.K. GAAP and U.S. GAAP are noted below.

(I)  TREASURY STOCK

     Under U.K. GAAP, the Company's shares held by employee share trusts are included at cost in fixed asset investments and are written down to the amount payable by employees over the vesting period of the options. Under U.S. GAAP, such shares are treated as treasury shares and are included in shareholders' equity.

(II) DEPRECIATION

     Under U.K. GAAP, until December 31, 1999 certain freehold properties were not depreciated. Under U.S. GAAP, useful economic lives have been applied to these properties and a depreciation expense recorded based on these lives.

(III) GOODWILL AND CONTINGENT CONSIDERATION

     Under U.K. GAAP, if an acquirer can satisfy contingent consideration by the issue of shares at its option this element of the consideration is not a liability as there is no obligation to transfer future economic benefits. Consequently this element of the purchase price is accounted for within Shareholders' funds. Under U.S. GAAP, contingent consideration is not recognized until the consideration is settled.

(IV) MARKETING AND PROMOTION COSTS

     Under U.K. GAAP, marketing and promotion costs have been expensed over the period of benefit, not exceeding one year from the end of the year the cost is incurred. U.S. GAAP requires that these costs are expensed in the financial year incurred.

(V)  RELOCATION COSTS

     The Group has accrued expenses relating to the relocation of employees which under U.K. GAAP are recognizable as liabilities. Under U.S. GAAP, these costs may not be recognized until incurred, and the charge has been reversed for U.S. GAAP purposes.

(VI) PENSIONS

     Under U.K. GAAP, pension costs include the regular cost of providing the benefits as a level percentage of current and expected future earnings of the employees covered. Variations from the regular pension cost are spread on a systematic basis over the estimated average remaining service lives of current employees in the plans.

     U.S. GAAP requires that the projected benefit obligation (pension liability) be compared with the market value of the underlying plan assets, and the difference may be adjusted to reflect any unrecognized obligations or assets in determining the pension cost or credit for the period. The actuarial method and assumptions used in determining the pension expense can be significantly different from that computed under U.K. GAAP. U.S. GAAP also requires the actuarial valuation to be prepared as at a more recent date than U.K. GAAP.

(VII) DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     Under U.K. GAAP, gains and losses on instruments used for hedging are not recognized until the exposure that is being hedged is itself recognized. Under U.S. GAAP, Statement of Financial Accounting Standards No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities", as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. This statement became effective for P&O Princess on January 1, 2001.

(VIII) TAXES

DEFERRED TAX

     Under U.K. GAAP, deferred taxes are accounted for to the extent that a reduction or increase in the tax charge due to timing differences cannot be expected with reasonable probability to continue for the foreseeable future. Under U.S. GAAP, deferred taxes are accounted for on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealized. Deferred tax also arises in relation to the tax effect of the other U.S. GAAP adjustments. The Group has elected to enter the U.K. tonnage tax regime, as a result of which temporary timing differences in respect of fixed assets within the scheme become permanent differences. The deferred tax liabilities in respect of these assets have therefore been released.

OTHER TAXES

     The Group incurred income tax in the nine month period ended September 30, 2001 as a result of a taxable gain on an intercompany transaction that was undertaken to maximize its tax efficiency. Under U.S. GAAP, income taxes paid on intercompany profits on assets remaining within the Group must be deferred. This deferred charge is being amortized over 25 years.

(IX) DIVIDENDS

     Under U.K. GAAP, dividends are accounted for in the period to which they pertain, which may be earlier than the date of declaration. Under U.S. GAAP, dividends are accounted for in the period in which they are declared.

                                                                         ANNEX A

                            IMPLEMENTATION AGREEMENT

                                    BETWEEN

                          ROYAL CARIBBEAN CRUISES LTD.

                                      AND

                            P&O PRINCESS CRUISES PLC

                         DATED AS OF NOVEMBER 19, 2001

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
RECITALS....................................................   A-5
                            ARTICLE I
                           Definitions
                            ARTICLE II
                   Closing; Equalization Ratio
2.1.  Closing...............................................   A-9
2.2.  Transactions to be Effected and Documents to be
  Exchanged.................................................   A-9
      2.2.1. Equalization and Governance Agreement..........   A-9
      2.2.2. Voting Agreement...............................   A-9
      2.2.3. Royal Caribbean Amendments.....................  A-10
      2.2.4. P&O Princess Amendments........................  A-10
      2.2.5. P&O Princess Special Share.....................  A-10
      2.2.6. Royal Caribbean Special Share..................  A-10
      2.2.7. Mutual Directors...............................  A-10
      2.2.8. Officers.......................................  A-10
      2.2.9. Deed Poll Guarantees...........................  A-10
      2.2.10. Other Documents...............................  A-10
2.3.  Equalization Ratio....................................  A-10
                           ARTICLE III
                  Representations and Warranties
3.1.  Representations and Warranties of Royal Caribbean and
  P&O Princess..............................................  A-11
      3.1.1. Organization, Good Standing and
       Qualification........................................  A-11
      3.1.2. Capital Structure..............................  A-11
      3.1.3. Corporate Authority; Approval and Fairness.....  A-12
      3.1.4. Governmental Filings; No Violations............  A-13
      3.1.5. Reports; Financial Statements..................  A-14
      3.1.6. Absence of Certain Changes.....................  A-15
      3.1.7. Litigation and Liabilities.....................  A-16
      3.1.8. Brokers and Finders............................  A-16
      3.1.9. Ownership of Other Party's Common Stock........  A-16
      3.1.10. Taxes.........................................  A-16
                            ARTICLE IV
                            Covenants
4.1.  Interim Operations....................................  A-17
      4.1.1. Ordinary Course................................  A-17
      4.1.2. Governing Documents; Share Capital;
       Dividends............................................  A-17
      4.1.3. Issuance of Securities; Indebtedness;
       Acquisitions and Dispositions........................  A-18
      4.1.4. Employee Benefits..............................  A-18
      4.1.5. Representations and Warranties.................  A-18
      4.1.6. Non-Competition Agreements.....................  A-18
      4.1.7. Satisfaction of Closing Conditions.............  A-18
      4.1.8. No Related Actions.............................  A-18

                                                              PAGE
                                                              ----
4.2.  Acquisition Proposals.................................  A-18
      4.2.1. No Shop........................................  A-18
      4.2.2. Notifications..................................  A-19
      4.2.3. Compliance with Exchange Act and City Code.....  A-20
4.3.  Information Supplied..................................  A-20
      4.3.1. Royal Caribbean Circular.......................  A-20
      4.3.2. P&O Princess Circular..........................  A-20
4.4.  Shareholders Meetings.................................  A-21
4.5.  Filings; Other Actions; Notification..................  A-21
      4.5.1. Filings........................................  A-21
      4.5.2. Cooperation....................................  A-21
      4.5.3. Furnishing Information.........................  A-22
      4.5.4. Status.........................................  A-22
      4.5.5. Consultation; Participation....................  A-22
      4.5.6. Cooperation in Defense of Claim................  A-22
4.6.  Access................................................  A-23
4.7.  Publicity.............................................  A-23
4.8.  Benefits and Other Matters............................  A-23
      4.8.1. Director and Officer Liability.................  A-23
      4.8.2. Directors of Royal Caribbean and P&O
       Princess.............................................  A-24
      4.8.3. Executive Officers.............................  A-24
4.9.  Expenses..............................................  A-24
4.10. Other Actions by Royal Caribbean and P&O Princess.....  A-24
      4.10.1. Dividends.....................................  A-24
      4.10.2. Agreed Forms..................................  A-24
      4.10.3. Integration Planning..........................  A-25
      4.10.4. Stockholders Voting Agreement.................  A-25
                            ARTICLE V
                            Conditions
5.1.  Conditions to Each Party's Obligation to Effect the
  Closing...................................................  A-25
      5.1.1. Shareholder Approvals..........................  A-25
      5.1.2. Regulatory Consents............................  A-25
      5.1.3. Laws and Orders................................  A-25
      5.1.4. Royal Caribbean Amendments and P&O Princess
       Amendments...........................................  A-25
5.2.  Conditions to Obligations of P&O Princess.............  A-26
      5.2.1. Representations and Warranties of Royal
       Caribbean............................................  A-26
      5.2.2. Performance of Obligations of Royal
       Caribbean............................................  A-26
      5.2.3. Consents Under Agreements......................  A-26
      5.2.4. Royal Caribbean Special Share..................  A-26
      5.2.5. Other DLC Documents............................  A-26
5.3.  Conditions to Obligations of Royal Caribbean..........  A-26
      5.3.1. Representations and Warranties of P&O
       Princess.............................................  A-26
      5.3.2. Performance of Obligations of P&O Princess.....  A-26
      5.3.3. Consents Under Agreements......................  A-26
      5.3.4. P&O Princess Special Share.....................  A-27
      5.3.5. Other DLC Documents............................  A-27

                                                              PAGE
                                                              ----
                            ARTICLE VI
                           Termination
6.1.  Termination by Mutual Consent.........................  A-27
6.2.  Termination by Either P&O Princess or Royal
  Caribbean.................................................  A-27
6.3.  Termination by Royal Caribbean........................  A-27
6.4.  Termination by P&O Princess...........................  A-27
6.5.  Effect of Termination and Abandonment.................  A-28
      6.5.1. Effect of Termination..........................  A-28
      6.5.2. Royal Caribbean Break Fee......................  A-28
      6.5.3. P&O Princess Break Fee.........................  A-28
                           ARTICLE VII
                    Miscellaneous and General
7.1.  Survival..............................................  A-29
7.2.  Modification or Amendment.............................  A-29
7.3.  Waiver of Conditions..................................  A-29
7.4.  Failure or Indulgence Not Waiver; Remedies
  Cumulative................................................  A-29
7.5.  Counterparts..........................................  A-29
7.6.  GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.........  A-29
      7.6.1. GOVERNING LAW AND VENUE........................  A-29
      7.6.2. WAIVER OF JURY TRIAL...........................  A-30
7.7.  Notices...............................................  A-30
7.8.  Entire Agreement......................................  A-31
7.9.  Severability..........................................  A-32
7.10. Interpretation........................................  A-32
7.11. Assignment............................................  A-32
7.12. No Partnership........................................  A-32

Exhibit A -- Agreed Principles for Equalization and
  Governance Agreement
Exhibit B -- Agreed Principles for Voting Agreement
Exhibit C -- Agreed Principles for Amendments to
  Constitutive Documents
Exhibit D -- Agreed Principles for Deed Poll Guarantees
Exhibit E -- Form of Stockholders Voting Agreement

     IMPLEMENTATION AGREEMENT (hereinafter called this "AGREEMENT"), dated as of November 19, 2001, between Royal Caribbean Cruises Ltd., a Liberian corporation having its principal place of business at 1050 Caribbean Way, Miami, Florida 33132 ("ROYAL CARIBBEAN"), and P&O Princess Cruises plc, a public limited company incorporated in England and Wales (Registered No. 4039524) having its registered office at 77 New Oxford Street, London WC1A 1PP ("P&O PRINCESS").

                                    RECITALS

     WHEREAS, on the terms and subject to the conditions provided herein, Royal Caribbean and P&O Princess (each, a "PARTY" and, together, the "PARTIES") intend to establish a dual listed company structure for the purposes of conducting their businesses together and treating their shareholders as owning an interest in a combined enterprise;

     WHEREAS, the board of directors of each Party has determined that it is in the best interest of their respective companies and shareholders to enter into the transactions contemplated by this Agreement;

     WHEREAS, in furtherance of such determination, the board of directors of each Party has approved this Agreement and the transactions contemplated hereby, including,

     (i) the execution and delivery by each of Royal Caribbean and P&O Princess of an Equalization and Governance Agreement (the "EQUALIZATION AND GOVERNANCE AGREEMENT") in the Agreed Form,

     (ii) the issue by Royal Caribbean of one share of special voting stock (the "ROYAL CARIBBEAN SPECIAL SHARE") and the issue by P&O Princess of one special voting share (the "P&O PRINCESS SPECIAL SHARE"), to a newly organized special purpose entity wholly owned, in the case of the Royal Caribbean Special Share, by an entity designated by P&O Princess and reasonably acceptable to Royal Caribbean that is not an Affiliate of P&O Princess or Royal Caribbean (such special purpose entity, the "ROYAL CARIBBEAN SPV") and, in the case of the P&O Princess Special Share, by an entity designated by Royal Caribbean and reasonably acceptable to P&O Princess that is not an Affiliate of P&O Princess or Royal Caribbean (such special purpose entity, the "P&O PRINCESS SPV") and in each case subject to the terms of a voting agreement (the "VOTING AGREEMENT") in the Agreed Form,

     (iii) the election of the same individuals as members of the board of directors of Royal Caribbean and P&O Princess, and

     (iv) the implementation of the corporate governance arrangements contained in the Agreed Form of the Royal Caribbean Amendments and the P&O Princess Amendments;

     WHEREAS, it is intended that the transactions contemplated by this Agreement will not (i) alter the status of P&O Princess and Royal Caribbean as separate, independent entities or (ii) result in any of Royal Caribbean, P&O Princess, their respective Subsidiaries, or their respective shareholders being treated for any purpose as entering into a partnership, joint venture or other agency relationship;

     WHEREAS, as a condition to P&O Princess' willingness to enter into this Agreement and the transactions contemplated hereby, it requires that on or prior to December 3, 2001, the Royal Caribbean Major Stockholders and Monument Capital Corporation ("MCC") and P&O Princess enter into a voting agreement covering an aggregate of 85,669,696 shares of Royal Caribbean Common Stock in the form of Exhibit E attached hereto with any changes thereto requested by the Royal Caribbean Major Stockholders and MCC that do not adversely affect the rights granted to P&O Princess thereunder in any material respect (the "STOCKHOLDERS VOTING AGREEMENT"); and

     WHEREAS, Royal Caribbean and P&O Princess desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

     "AFFILIATE" of any specified Person shall have the meaning assigned to such term in Rule 12b-2 promulgated under the Exchange Act.

     "AGREED FORM" means, with respect to any DLC Document, the form of such DLC Document agreed by the Parties on or prior to the Closing; provided, however, that:

     (i) unless otherwise agreed by both Parties on or prior to the Closing, each of the Equalization and Governance Agreement, the Voting Agreement, the Royal Caribbean Amended Articles, the Royal Caribbean Amended By-Laws, the P&O Princess Amended Memorandum, the P&O Princess Amended Articles, the Royal Caribbean SPV constituent documents, the P&O Princess SPV constituent documents and the Deed Poll Guarantees (collectively, the "SPECIFIED DLC DOCUMENTS") will contain provisions giving effect to all of the terms contained in the Exhibit hereto relating to such Specified DLC Document in the Table of Contents to this Agreement (in each case, the "SCHEDULED PROVISIONS") and no other provisions in addition to, or inconsistent with, the Scheduled Provisions, and

     (ii) if the Parties cannot agree on the form of any Specified DLC Document, then such Specified DLC Document shall be deemed to be the Scheduled Provisions as supplemented or amended by any other provisions agreed to by both Parties on or prior to the Closing.

     "BUSINESS DAY" means any day other than a Saturday, Sunday or day on which banking institutions in The City of New York or London are authorized or obligated by law or executive order to close in the United States or England (or on which such banking institutions are open solely for trading in euros).

     "CITY CODE" means the United Kingdom City Code on Takeovers and Mergers.

     "COMPANIES ACT" means the Companies Act 1985 of the United Kingdom, as amended.

     "COMPENSATION AND BENEFIT PLANS" means, with respect to Royal Caribbean or P&O Princess, any bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, employment, termination, severance, compensation, medical, health or other plan, agreement, policy or arrangement that covers employees, directors, former employees or former directors of it and its Subsidiaries.

     "DLC DOCUMENTS" means the Equalization and Governance Agreement, the Voting Agreement, the Royal Caribbean Amended Articles, the Royal Caribbean Amended By-Laws, the P&O Princess Amended Memorandum, the P&O Princess Amended Articles, the Royal Caribbean SPV constituent documents, the P&O Princess SPV constituent documents, the Deed Poll Guarantees, and any other document or instrument the parties agree is a DLC Document.

     "EXCHANGE ACT" means the United States Securities Exchange Act of 1934, as amended.

     "GOVERNMENTAL ENTITY" means a court of competent jurisdiction or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or any other governmental entity including, in the case of P&O Princess, the Takeover Panel.

     "IRC" means the United States Internal Revenue Code of 1986, as amended.

     "JOINT VENTURE AGREEMENT" means the Joint Venture Agreement dated as of November 19, 2001 among Royal Caribbean, P&O Princess and Joint Venture Company.

     "JOINT VENTURE COMPANY", means Joex Limited, a company formed under the laws of the Isle of Man and party to the Joint Venture Agreement.

     "LAW" means any law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, franchise, license or permit of any Governmental Entity including, in the case of P&O Princess, the City Code.

     "LBCA" means the Liberian Business Corporation Act, as amended.

     "LIEN" shall mean any mortgage, pledge, lien, deed of trust, hypothecation, claim, security interest, title defect, encumbrance, burden, tax lien (as used in Section 6321 of the IRC or similarly by any state, local, or foreign tax authority), charge, or other similar restriction, title retention agreement, option, easement, covenant, encroachment or other adverse claim.

     "LONDON LISTING RULES" means the listing rules of the UKLA.

     "LONDON STOCK EXCHANGE" means the London Stock Exchange plc.

     "MATERIAL ADVERSE CHANGE" means, with respect to any Party, any change, effect, event or occurrence which has had or could reasonably be expected to have a Material Adverse Effect with respect to such Party other than any changes, effects, events or occurrences attributable to any one or more of the following: (i) any changes after the date of this Agreement in generally accepted accounting principles or interpretations thereof that applies to such Party, (ii) the announcement and performance of this Agreement and compliance with the covenants and obligations set forth herein, and (iii) the economy or financial markets relevant to such Party in general or in general to the industries in which such Party operates and not having a materially disproportionate effect relative to the other Party on, such Party.

     "MATERIAL ADVERSE EFFECT" means, with respect to any Party, a material adverse effect on (i) the financial condition, results of operations, assets or business of such Party and its Subsidiaries, taken as a whole, (ii) the ability of such Party to perform without delay or restrictions its obligations under this Agreement or the transactions contemplated on its part hereby or (iii) the consummation or implementation of the transactions contemplated by this Agreement.

     "NYSE" means the New York Stock Exchange, Inc.

     "PERSON" means a natural person, a corporation, a limited liability company, a general or limited partnership, a trust, an estate, a joint venture, any Governmental Entity, or any other entity or organization.

     "P&O PRINCESS ADSS" means the American Depositary Shares of P&O Princess, each of which represents four P&O Princess Ordinary Shares, which are listed on the NYSE.

     "P&O PRINCESS ORDINARY SHARES" means the ordinary shares (including the Ordinary Shares underlying P&O Princess' American Depositary Shares) of P&O Princess, excluding the P&O Princess Special Share.

     "ROYAL CARIBBEAN COMMON STOCK" means the common stock, par value $0.01 per share, of Royal Caribbean, excluding the Royal Caribbean Special Share.

     "ROYAL CARIBBEAN MAJOR STOCKHOLDERS" means A. Wilhelmsen AS, a Norwegian corporation, and Cruise Associates, a Bahamian general partnership.

     "ROYAL CARIBBEAN STOCKHOLDERS AGREEMENT" means the Shareholders Agreement between the Royal Caribbean Major Stockholders, dated as of February 1, 1993, as amended.

     "SECURITIES ACT" means the United States Securities Act of 1933, as amended.

     "SIGNIFICANT SUBSIDIARY" of any specified Person shall have the meaning assigned to such term in Rule 1-02(w) of the Regulation S-X promulgated under the Exchange Act.

     "SUBSIDIARY" means, with respect to a Party, any entity, whether incorporated or unincorporated, in which such Party owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other persons performing similar functions, or the management and policies of which such Party otherwise has the power to direct; provided that the Joint Venture Company shall not be deemed a Subsidiary of either Party.

     "TAKEOVER PANEL" means the UK Panel on Takeovers and Mergers.

     "US GAAP" means United States generally accepted accounting principles.

     "UK GAAP" means United Kingdom generally accepted accounting principles.

     "UKLA" means the Financial Services Authority in its capacity as competent authority for the purposes of Part IV of the UK Financial Services Act 1986.

     Each of the following terms is defined in the Section set forth opposite such term:

                           SCHEDULE OF DEFINED TERMS

DEFINED TERM                                                   SECTION
------------                                                  ---------
Acquisition Proposal........................................      4.2.1
Agreement...................................................   Recitals
Audit Date..................................................    3.1.5.2
Bankruptcy and Equity Exception.............................    3.1.3.1
Closing.....................................................        2.1
Closing Date................................................        2.1
Confidentiality Agreement...................................        4.6
Contracts...................................................    3.1.4.2
Disclosure Letter...........................................        3.1
Effective Time..............................................        2.1
Equalization and Governance Agreement.......................   Recitals
Equalization Ratio..........................................        2.3
FSMA........................................................      4.3.2
FSA.........................................................      4.3.2
FTA.........................................................      4.5.1
German Act..................................................      4.5.1
Governmental Consents.......................................      5.1.2
HSR Act.....................................................    3.1.4.1
Indemnitees.................................................    4.8.1.2
Integration Committee.......................................     4.10.3
MCC.........................................................   Recitals
Mutual Directors............................................      4.8.2
Order.......................................................      5.1.3
Parties.....................................................   Recitals
Party.......................................................   Recitals
Permits.....................................................    3.1.7.2
P&O Princess................................................   Recitals
P&O Princess Amended Articles...............................      2.2.4
P&O Princess Amended Memorandum.............................      2.2.4
P&O Princess Amendments.....................................      2.2.4
P&O Princess Audit Date.....................................    3.1.5.2
P&O Princess Circular.......................................      4.3.2
P&O Princess Disclosure Letter..............................        3.1
P&O Princess Officers.......................................    3.1.7.1
P&O Princess Option Plans...................................    3.1.2.2
P&O Princess Reports........................................    3.1.5.2
P&O Princess Required Consents..............................    3.1.4.1
P&O Princess Requisite Vote.................................    3.1.3.2
P&O Princess Shareholders Meeting...........................        4.4
P&O Princess Special Share..................................   Recitals
P&O Princess SPV............................................   Recitals
P&O Princess Termination Amount.............................      6.5.3
P&O Princess UK Reports.....................................    3.1.5.2

DEFINED TERM                                                   SECTION
------------                                                  ---------
P&O Princess US Reports.....................................    3.1.5.2
Qualifying Acquisition Proposal.............................      4.2.1
Reports.....................................................    3.1.5.2
Representatives.............................................      4.2.1
Royal Caribbean.............................................   Recitals
Royal Caribbean Amended Articles............................      2.2.3
Royal Caribbean Amended By-Laws.............................      2.2.3
Royal Caribbean Amendments..................................      2.2.3
Royal Caribbean Audit Date..................................    3.1.5.1
Royal Caribbean Circular....................................      4.3.1
Royal Caribbean Disclosure Letter...........................        3.1
Royal Caribbean Officers....................................    3.1.7.1
Royal Caribbean Preferred Stock.............................    3.1.2.1
Royal Caribbean Reports.....................................    3.1.5.1
Royal Caribbean Required Consents...........................    3.1.4.1
Royal Caribbean Requisite Vote..............................    3.1.3.1
Royal Caribbean Shareholders Meeting........................        4.4
Royal Caribbean Special Share...............................   Recitals
Royal Caribbean SPV.........................................   Recitals
Royal Caribbean Stock Plans.................................    3.1.2.1
Royal Caribbean Termination Amount..........................      6.5.2
Scheduled Provisions........................................  Article I
SEC.........................................................    3.1.5.1
Specified DLC Documents.....................................  Article I
Stockholders Voting Agreement...............................   Recitals
Superior Proposal...........................................      4.2.1
Tax.........................................................     3.1.10
Tax Return..................................................     3.1.10
Termination Date............................................        6.2
Voting Agreement............................................   Recitals

                                   ARTICLE II

                          CLOSING; EQUALIZATION RATIO

     2.1. Closing. The closing and completion (the "CLOSING") of the transactions specified in Section 2.2 shall take place (i) simultaneously at 9:00 A.M. (New York City time) at the offices of Sullivan & Cromwell, 125 Broad Street, New York, New York, and at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London, England on the third Business Day after the first day on which all of the conditions set forth in Article V are satisfied or waived by the Party or Parties entitled thereto in accordance with this Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or
(ii) at such other places and time and/or on such other date as Royal Caribbean and P&O Princess may agree in writing (the "CLOSING DATE"). All transactions to be effected at the Closing shall be effected simultaneously, and no transaction shall be complete or effective until such time as all such transactions are complete and effective (the "EFFECTIVE TIME").

     2.2. Transactions to be Effected and Documents to be Exchanged. At or prior to the Closing:

     2.2.1. Equalization and Governance Agreement. Each of P&O Princess and Royal Caribbean shall execute and deliver to the other the Equalization and Governance Agreement in the Agreed Form;

     2.2.2. Voting Agreement. Royal Caribbean, P&O Princess, Royal Caribbean SPV and P&O Princess SPV shall execute and deliver the Voting Agreement in the Agreed Form;

     2.2.3. Royal Caribbean Amendments. The restated articles of incorporation of Royal Caribbean shall be amended and restated in the Agreed Form (the "ROYAL CARIBBEAN AMENDED ARTICLES") and shall be filed with the Minister of Foreign Affairs of Liberia in accordance with the provisions of sec.9.6.1 of the LBCA, and the amended and restated By-Laws of Royal Caribbean shall be amended and restated in the Agreed Form (the "ROYAL CARIBBEAN AMENDED BY-LAWS" and, collectively with the Royal Caribbean Amended Articles, the "ROYAL CARIBBEAN AMENDMENTS"), and shall become effective; the Agreed Form of the Royal Caribbean Amended Articles and the Royal Caribbean Amended By-Laws shall be the existing forms of such documents as modified only to implement the Scheduled Provisions relevant to such documents and any other provisions on which the Parties agree prior to Closing;

     2.2.4. P&O Princess Amendments. An amendment to each of the memorandum and articles of association of P&O Princess, in the Agreed Form (such memorandum as so amended, the "P&O PRINCESS AMENDED MEMORANDUM", such articles as so amended, the "P&O PRINCESS AMENDED ARTICLES" and, collectively with the P&O Princess Amended Memorandum, the "P&O PRINCESS AMENDMENTS"), shall become effective; the Agreed Form of the P&O Princess Amended Memorandum and the P&O Princess Amended Articles shall be the existing forms of such documents as modified only to implement the Scheduled Provisions relevant to such documents and any other provisions on which the Parties agree prior to Closing;

     2.2.5. P&O Princess Special Share. P&O Princess shall issue and allot the P&O Princess Special Share to P&O Princess SPV, register P&O Princess SPV as the holder of the P&O Princess Special Share and issue a share certificate or holding statement for the P&O Princess Special Share to P&O Princess SPV;

     2.2.6. Royal Caribbean Special Share. Royal Caribbean shall issue the Royal Caribbean Special Share to Royal Caribbean SPV, register Royal Caribbean SPV as the holder of the Royal Caribbean Special Share and issue a share certificate or a book entry statement for the Royal Caribbean Special Share to Royal Caribbean SPV;

     2.2.7. Mutual Directors. To the extent that they are not already effective, (i) the election of the Mutual Directors designated pursuant to
Section 4.8.2 as directors of each of Royal Caribbean and P&O Princess, comprising the entire board of directors of each of Royal Caribbean and P&O Princess, shall become effective, and (ii) the resignation of each director of Royal Caribbean or P&O Princess who is not designated as a Mutual Director shall become effective;

     2.2.8. Officers. The appointment or election of the individuals identified as officers pursuant to Section 4.8.3 as officers each of Royal Caribbean and P&O Princess shall become effective;

     2.2.9. Deed Poll Guarantees. Each Party shall execute and deliver to the other the Deed Poll Guarantees; and

     2.2.10. Other Documents. Each Party shall deliver to the other such other documents, instruments and certificates as the other Party may reasonably request in connection with the transactions contemplated hereby and the Closing.

     2.3. Equalization Ratio.  Subject to adjustment as set forth below in this
Section 2.3, the Equalization Ratio to be set forth in the Equalization and Governance Agreement shall, as of the Effective Time, be 3.46386 P&O Princess Ordinary Shares to one share of Royal Caribbean Common Stock, such that the voting rights and the rights to distributions (of income and capital) of 3.46386 P&O Princess Ordinary Shares shall be equivalent to the voting rights and the rights to distributions of one share of Royal Caribbean Common Stock.

     If the Parties agree that the Equalization Ratio shall instead be 1:1, then they shall make such subdivisions of Royal Caribbean Common Stock and/or combinations of P&O Princess Ordinary Shares, or other such actions, as they mutually agree are necessary to achieve that result. In either case, the Equalization Ratio (i) shall be adjusted, in the manner provided in the Equalization and Governance Agreement, for all actions occurring on or after the date hereof and at or before the Effective Time that would require an automatic adjustment to the Equalization Ratio pursuant to the terms of the Equalization and Governance

Agreement as if such agreement were effective during such period, and (ii) subject to any such adjustment, shall be the Equalization Ratio as of the Effective Time; provided, however, that the Equalization Ratio shall not be adjusted for regular dividends declared prior to the Effective Time and permitted pursuant to Section 4.1.2. Such Equalization Ratio, as so adjusted from time to time, is referred to herein as the "EQUALIZATION RATIO".

                                  ARTICLE III

                         REPRESENTATIONS AND WARRANTIES

     3.1. Representations and Warranties of Royal Caribbean and P&O
Princess. Except as set forth in the corresponding sections or subsections of the disclosure letter, dated the date hereof and signed by an authorized officer, delivered by Royal Caribbean to P&O Princess or by P&O Princess to Royal Caribbean (each a "DISCLOSURE LETTER", and the "ROYAL CARIBBEAN DISCLOSURE LETTER" and the "P&O PRINCESS DISCLOSURE LETTER", respectively), as the case may be, Royal Caribbean (except for subparagraphs 3.1.2.2, 3.1.3.2, 3.1.5.2, 3.1.8(ii), and 3.1.9.2 below and references in Section 3.1.1 below to documents made available by P&O Princess to Royal Caribbean) hereby represents and warrants to P&O Princess, and P&O Princess (except for subparagraphs 3.1.2.1, 3.1.3.1, 3.1.5.1, 3.1.8(i), and 3.1.9.1 below and references in Section 3.1.1 below to documents made available by Royal Caribbean to P&O Princess), hereby represents and warrants to Royal Caribbean, that:

     3.1.1. Organization, Good Standing and Qualification. Each of it and its Significant Subsidiaries is a corporation or other organization duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its respective jurisdiction of incorporation or organization and has all requisite corporate or similar power and authority, and has been duly authorized by all necessary approvals and orders, to own, operate and lease its properties and assets and to carry on its business as presently conducted and is duly qualified to do business and is in good standing in each jurisdiction where the ownership, operation or leasing of its assets or properties or conduct of its business requires such qualification, except for any such failures to be so organized, qualified or in good standing, or to have such power or authority, which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect with respect to it. Royal Caribbean has made available to P&O Princess complete and correct copies of its articles of incorporation and by-laws, and P&O Princess has made available to Royal Caribbean complete and correct copies of its memorandum and articles of association, in all cases as amended to date. Such articles of incorporation and by-laws or memorandum and articles of association, as the case may be, as so made available are in full force and effect.

     3.1.2. Capital Structure.

     3.1.2.1. The authorized capital stock of Royal Caribbean consists of 500,000,000 shares of Royal Caribbean Common Stock, of which 192,300,104 shares were issued and outstanding as of the close of business on November 1, 2001, and 20,000,000 shares of Preferred Stock, par value $0.01 per share ("ROYAL CARIBBEAN PREFERRED STOCK"), none of which is outstanding as of the date hereof. All of the outstanding shares of Royal Caribbean Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. Royal Caribbean has no shares of Royal Caribbean Common Stock or Royal Caribbean Preferred Stock reserved for or otherwise subject to issuance, except that as of the close of business on November 16, 2001, there were no more than 25,300,000 shares of Royal Caribbean Common Stock subject to issuance pursuant to the plans of Royal Caribbean identified in paragraph 3.1.2.1 of the Royal Caribbean Disclosure Letter as being the only Compensation and Benefit Plans or agreements pursuant to which Royal Caribbean Common Stock may be issued (the "ROYAL CARIBBEAN STOCK PLANS"). Each of the outstanding shares of capital stock or other ownership interests of each of Royal Caribbean's Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Royal Caribbean or a direct or indirect wholly owned Subsidiary of Royal Caribbean, in each case free and clear of any Lien. Except as set forth above or as contemplated by this Agreement or the Joint Venture Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind which obligate Royal

Caribbean or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of Royal Caribbean or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from Royal Caribbean or any of its Subsidiaries, any securities of Royal Caribbean or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Royal Caribbean does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of Royal Caribbean on any matter.

     3.1.2.2. The authorized share capital of P&O Princess is $375 million divided into 750,000,000 P&O Princess Ordinary Shares. As of the close of business on November 16, 2001, the allotted and issued share capital of P&O Princess consisted of 692,632,324 P&O Princess Ordinary Shares. All of those P&O Princess Ordinary Shares, have been duly authorized and validly issued and are fully paid or credited as fully paid. P&O Princess has no P&O Princess Ordinary Shares reserved for or otherwise subject to issuance, except that, as of the close of business on November 16, 2001, there were no more than 8,000,000 P&O Princess Ordinary Shares and no more than 1,000,000 P&O Princess ADSs subject to issuance pursuant to the plans of P&O Princess identified in subparagraph
3.1.2.2 of the P&O Princess Disclosure Letter as being the only Compensation and Benefit Plans or agreements pursuant to which P&O Princess Ordinary Shares may be issued (the "P&O PRINCESS OPTION PLANS"). Each of the outstanding shares of capital stock or other ownership interests of each of P&O Princess' Significant Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by P&O Princess or a direct or indirect wholly owned Subsidiary of P&O Princess, in each case free and clear of any Lien. Except as set forth above or as contemplated by this Agreement or the Joint Venture Agreement, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind which obligate P&O Princess or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of P&O Princess or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire from P&O Princess or any of its Subsidiaries, any securities of P&O Princess or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. P&O Princess does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the shareholders of P&O Princess on any matter.

     3.1.3. Corporate Authority; Approval and Fairness.

     3.1.3.1. Royal Caribbean has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject only to the approval of the transactions contemplated hereby (including the Royal Caribbean Amended Articles) by the vote of the holders of not less than 66 2/3% of the outstanding shares of Royal Caribbean Common Stock entitled to vote thereon (the "ROYAL CARIBBEAN REQUISITE VOTE") and adoption of the Royal Caribbean Amended By-Laws by the board of directors of Royal Caribbean. Assuming the due authorization, execution and delivery of this Agreement by each party thereto other than Royal Caribbean or any of its Subsidiaries, this Agreement constitutes, and at the Effective Time each DLC Document to which Royal Caribbean will be or is a party will constitute, a valid and binding agreement of Royal Caribbean enforceable against Royal Caribbean in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "BANKRUPTCY AND EQUITY EXCEPTION"). The Board of Directors of Royal Caribbean (A) has approved this Agreement, (including the Exhibits hereto) and the transactions contemplated hereby and (B) has received the opinion of its financial advisor, Goldman, Sachs & Co., to the effect that, as of the date of this Agreement, the Equalization Ratio is fair, from a financial point of view, to the holders of Royal Caribbean Common Stock.

     3.1.3.2. P&O Princess has all requisite corporate power and authority and has taken all corporate action necessary in order to authorize, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject only to the approval of the transactions contemplated hereby (including the P&O Princess Amendments) by, on a show of hands, not less than 75% of the holders of the outstanding P&O Princess Ordinary Shares present in person or, on a poll, by the holders of not less than 75% of the votes attaching to the P&O Princess Ordinary Shares who vote in person or by proxy at the P&O Princess Shareholders Meeting at which a quorum is present and acting throughout (the "P&O PRINCESS REQUISITE VOTE"). Assuming the due authorization, execution and delivery of this Agreement by each party thereto other than P&O Princess or any of its Subsidiaries, this Agreement constitutes, and at the Effective Time each DLC Document to which P&O Princess will be or is a party will constitute, a valid and binding agreement of P&O Princess, enforceable against P&O Princess in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Board of Directors of P&O Princess
(A) has approved this Agreement (including the Exhibits hereto) and the transactions contemplated hereby and (B) has received the opinion of its financial advisor, Schroder Salomon Smith Barney, to the effect that, as of November 18, 2001, the Equalization Ratio is fair, from a financial point of view, to the holders of P&O Princess Ordinary Shares.

     3.1.4. Governmental Filings; No Violations.

     3.1.4.1. Other than (i) any filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), and (ii) the filings, consents, notices, approvals, confirmations, declarations and/or decisions listed in its Disclosure Schedule (all such filings, consents, notices, approvals, confirmations, declarations and/or decisions to be made, given or obtained by Royal Caribbean being the "ROYAL CARIBBEAN REQUIRED CONSENTS" and by P&O Princess being the "P&O PRINCESS REQUIRED CONSENTS"), no filings, notices, approvals, confirmations, and/or declarations are required to be made by it or any of its Subsidiaries with, nor are any approvals, consents or other confirmations required to be obtained by it or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery by it of this Agreement and the consummation by it of the transactions contemplated hereby, except those the failure of which to make, give or obtain, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect with respect to it.

     3.1.4.2. The execution, delivery and performance of this Agreement by it does not, and the consummation by it of the transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, its articles of incorporation or by-laws, in the case of Royal Caribbean, or memorandum or articles of association, in the case of P&O Princess, or the comparable governing instruments of any of the Significant Subsidiaries of Royal Caribbean and P&O Princess, (B) subject to making, giving or obtaining all Royal Caribbean Required Consents or P&O Princess Required Consents, as applicable, and all other necessary third-party consents as set forth in Section 3.1.4.2 of its Disclosure Letter, a breach or violation of, or a default under, or the termination, amendment, cancellation or acceleration of any obligations or penalties or the creation of a Lien, charge, "put" or "call" right, right of purchase or other encumbrance on the assets of it or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to any agreement, lease, license, insurance contract, contract, note, mortgage, loan, indenture, arrangement (including, without limitation, any financing arrangement) or other obligation ("CONTRACTS") binding upon it or any of its Subsidiaries or any Law or governmental or non-governmental permit or license to which it or any of its Subsidiaries is or any of its or their assets is subject or bound, (C) any change in the rights or obligations of either Party under any of its Contracts, or (D) any employee of it or its Subsidiaries being entitled to severance pay under, acceleration of the time of payment or vesting or triggering of any payment of compensation or benefits under, increasing the amount payable or triggering of any other obligation pursuant to, any of the Compensation and Benefit Plans involving in any such case an amount or value greater than $2.5 million for any individual or $10 million in the aggregate or any breach or violation of, or a default under, any of the Compensation and Benefit Plans, except, in the case of clause (B) or (C) above, for any breach, violation, default, termination, amendment, cancellation, acceleration, creation or change that, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect with respect to it. Neither Party nor any of its Subsidiaries is in violation of, or default under, or with the lapse of time or giving of notice or both would be in violation of, or default under, any provision of any agreement, instrument or arrangement pursuant to which it has borrowed money or otherwise incurred indebtedness where the resulting acceleration of all the borrowed money or indebtedness under all such agreements, instruments and arrangements would be greater than $100 million.

     3.1.5. Reports; Financial Statements.

     3.1.5.1. Royal Caribbean has made available to P&O Princess copies of (A) each registration statement, report, or other document prepared by it or its Subsidiaries and filed with, or furnished to, the United States Securities and Exchange Commission (the "SEC") since December 31, 2000 (the "ROYAL CARIBBEAN AUDIT DATE"), including Royal Caribbean's Annual Report on Form 20-F for the year ended December 31, 2000, each in the form (including exhibits, annexes and any amendments thereto) filed with, or furnished to, the SEC (collectively, including any such registration statement, report, or other document filed with, or furnished to, the SEC subsequent to the date hereof, the "ROYAL CARIBBEAN REPORTS") and (B) all circulars, reports and other documents distributed by Royal Caribbean to its shareholders since the Royal Caribbean Audit Date. As of their respective dates, the Royal Caribbean Reports did not, and any Royal Caribbean Reports filed with, or furnished to, the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Without limiting the foregoing, the summary of the Royal Caribbean Stockholders Agreement contained in the Royal Caribbean Reports is an accurate description of such agreement in all material respects. Each of the consolidated balance sheets included in or incorporated by reference into the Royal Caribbean Reports (including the related notes and schedules) fairly presents, or in the case of those filed with, or furnished to, the SEC after the date hereof will fairly present, in all material respects, the consolidated financial position of Royal Caribbean and its Subsidiaries as of its date and each of the related consolidated statements of operations, shareholders' equity and cash flows included in or incorporated by reference into the Royal Caribbean Reports (including any related notes and schedules) fairly presents, or in the case of those filed with, or furnished to, the SEC after the date hereof will fairly present, in all material respects, the consolidated results of operations, retained earnings and changes in cash flows, as the case may be, of Royal Caribbean and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not expected to be material in amount or effect), in each case in accordance with US GAAP consistently applied during the periods involved except as may be noted therein. All of the Royal Caribbean Reports, as of their respective dates (and as of the date of any amendment to the respective Royal Caribbean Report), complied, or in the case of those filed with, or furnished to, the SEC after the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. Except as disclosed in the Royal Caribbean Reports filed prior to the date hereof, Royal Caribbean and its consolidated Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of Royal Caribbean and its consolidated Subsidiaries or the footnotes thereto prepared in conformity with US GAAP, other than (A) liabilities incurred in the ordinary course of business consistent with past practice, (B) liabilities incurred in accordance with Section 4.1, (C) liabilities for Taxes in respect of income, profits or gains earned in the ordinary course of business or (D) liabilities that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect with respect to Royal Caribbean.

     3.1.5.2. P&O Princess has made available to Royal Caribbean copies of (A) each registration statement, report or other document prepared by it or its Subsidiaries and filed with, or furnished to, the SEC since December 31, 2000 (the "P&O PRINCESS AUDIT DATE", with the P&O Princess Audit Date and the Royal Caribbean Audit Date each being referred to herein as the relevant Party's "AUDIT DATE"), including P&O Princess' Annual Report on Form 20-F for the year ended December 31, 2000, each in the form (including exhibits, annexes and any amendments thereto) filed with, or furnished to, the SEC (collectively, including any such registration statement, report or other document filed with, or furnished to, the SEC subsequent to the date hereof, the "P&O PRINCESS US REPORTS"); and (B) all circulars, reports and other documents distributed by P&O Princess to its shareholders since the P&O Princess Audit Date. As of their respective dates, the P&O Princess US Reports did not, and any P&O Princess US Report filed with, or furnished to, the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. All of the P&O Princess US Reports, as of their respective dates (and as of the date of any amendment to the respective P&O Princess US Reports), complied, or in the case of those filed with, or furnished to, the SEC after the date hereof will comply, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act. All documents notified by P&O Princess to, or filed by P&O Princess with, the UKLA since the P&O Princess Audit Date, including any documents notified by P&O Princess to, or filed by P&O Princess with, the UKLA subsequent to the date hereof (the "P&O PRINCESS UK REPORTS", collectively with the P&O Princess US Reports, the "P&O PRINCESS REPORTS", with the Royal Caribbean Reports and the P&O Princess Reports each being referred to as the relevant Party's "REPORTS") complied, or in the case of those notified or filed by P&O Princess subsequent to the date hereof will comply, as to form, in all material respects with the applicable provisions, of the London Listing Rules and the Companies Act. As of their respective dates, the P&O Princess UK Reports did not, and any P&O Princess UK Report notified by P&O Princess to, or filed by P&O Princess with, the UKLA subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading in any material respect. Each of the consolidated balance sheets included in or incorporated by reference into the P&O Princess Reports (including the related notes and schedules) fairly presents, or will fairly present, in all material respects, the consolidated financial position of P&O Princess and its Subsidiaries as of its date, and each of the related consolidated statements of profit and loss accounts, changes in shareholders' funds, total recognized gains and losses and cash flows included in or incorporated by reference into the P&O Princess Reports (including any related notes and schedules) fairly presents, or, in the case of those filed with or furnished to, the SEC after the date hereof, will fairly present, in all material respects, the consolidated results of operations, retained earnings and cash flows of P&O Princess and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that are not expected to be material in amount or effect), in each case in accordance with UK GAAP consistently applied during the periods involved except as may be noted therein. The related notes to the P&O Princess US Reports filed with the SEC reconciling such consolidated balance sheet, consolidated statement of income, statement of changes in shareholders' interest, and statement of cash flows comply in all material respects with the requirements of the SEC applicable to such reconciliation to US GAAP. Except as disclosed in the P&O Princess Reports filed prior to the date hereof, P&O Princess and its consolidated Subsidiaries have not incurred any liabilities that are of a nature that would be required to be disclosed on a balance sheet of P&O Princess and its consolidated Subsidiaries or the footnotes thereto prepared in conformity with UK GAAP, other than (A) liabilities incurred in the ordinary course of business consistent with past practice, (B) liabilities incurred in accordance with Section 4.1, (C) liabilities for Taxes in respect of income, profits or gains earned in the ordinary course of business or (D) liabilities that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect with respect to P&O Princess.

     3.1.6. Absence of Certain Changes. Except as disclosed in its Reports filed or furnished prior to the date hereof, or as expressly contemplated by this Agreement or the Joint Venture Agreement, since its Audit Date it and its Significant Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction ("material" being construed in the context of the Party and its Subsidiaries taken as a whole) other than according to, the ordinary and usual course of such businesses, and there has not been (i) any Material Adverse Change with respect to it; (ii) any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of its capital stock, except for dividends or other distributions on its capital stock publicly announced prior to the date hereof and except as expressly permitted hereby; (iii) any split in its capital stock, combination, subdivision or reclassification of any of its capital stock or issuance or authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, except as expressly contemplated hereby or (iv) any change by it in accounting principles, practices or methods except as required by changes in US GAAP or UK GAAP, as the case may be. Since its Audit Date, except as provided for herein or as disclosed in its Reports filed or furnished prior to the date hereof, there has not been any increase in the compensation payable or that could become payable by it or any of its Subsidiaries to officers or key employees, or any amendment of, or acceleration of the time of payment or vesting under, any of its Compensation and Benefit Plans or agreements, other than increases or amendments in the ordinary course of business consistent with past practice that are not, individually or aggregate, material ("material" being construed in the context of the Party and its Subsidiaries taken as a whole) or that are contemplated by this Agreement.

     3.1.7. Litigation and Liabilities.

     3.1.7.1. Except as disclosed in its Reports filed or furnished prior to the date hereof, there are no (i) civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings existing, pending or, to the knowledge of, in the case of Royal Caribbean, its Chief Executive Officer, Chief Financial Officer or General Counsel (the "ROYAL CARIBBEAN OFFICERS"), and, in the case of P&O Princess, its Chief Executive Officer, Chief Financial Officer or General Counsel (the "P&O PRINCESS OFFICERS"), threatened, against it or any of its Subsidiaries or (ii) obligations or liabilities, whether or not accrued, contingent or otherwise and whether or not required to be disclosed, or any other facts or circumstances of which, in the case of Royal Caribbean, the Royal Caribbean Officers, and, in the case of P&O Princess, the P&O Princess Officers, have knowledge that would reasonably be expected to result in any claims against, or obligations or liabilities of, it or any of its Subsidiaries, except, in each case, for those that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect with respect to it.

     3.1.7.2. It and its Subsidiaries hold all permits, licenses, franchises, variances, exemptions, orders and approvals of Governmental Entities which are necessary for the operation of the businesses as now being conducted by it and its Subsidiaries, taken as a whole (as to each Party, its "PERMITS"), no suspension or cancellation of any of its Permits is pending or, to the knowledge of the Royal Caribbean Officers in the case of Royal Caribbean or the P&O Princess Officers in the case of P&O Princess, threatened and it and its Subsidiaries are in compliance with the terms of its Permits, except for any such failures to hold, suspensions or cancellations of, or failures to comply with, such Permits that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect with respect to it. Neither it nor its Subsidiaries is in violation with respect to any Laws of any Governmental Entity, except for any such violations which, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect with respect to it.

     3.1.8. Brokers and Finders. Neither it nor any of its Subsidiaries, officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders' fees in connection with the execution and delivery of this Agreement or the transactions contemplated by this Agreement, except that (i) Royal Caribbean has retained Goldman, Sachs & Co. as its financial advisors and disclosed its arrangements with such financial advisor to P&O Princess prior to the date hereof and (ii) P&O Princess has retained Schroder Salomon Smith Barney as its financial advisors and disclosed its arrangements with such financial advisor to Royal Caribbean prior to the date hereof.

     3.1.9. Ownership of Other Party's Common Stock.

     3.1.9.1. Royal Caribbean and its Subsidiaries do not "beneficially own" (as such term is defined in Rule 13d-3 under the Exchange Act) any P&O Princess Ordinary Shares or P&O Princess American Depositary Shares.

     3.1.9.2. P&O Princess and its Subsidiaries do not "beneficially own" (as such term is defined in Rule 13d-3 under the Exchange Act) any shares of Royal Caribbean Common Stock or any debt of Royal Caribbean that is convertible into such shares.

     3.1.10. Taxes. Except for any such matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect with respect to it, it and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects;
(ii) have paid all Taxes that are required to have been paid including any Taxes which it or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith; (iii) have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency and (iv) have no liability with respect to Taxes that accrued on or before December 31, 2000 in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in the Reports filed or furnished on or prior to the date hereof. Except for any such matters that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect with respect to it, there are not pending or, to the knowledge of the P&O Princess Officers or the Royal Caribbean Officers (as appropriate) threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters or any unresolved questions or claims concerning its or any of its Subsidiaries' Tax liability.

     As used in this Agreement, (i) the term "TAX" (including, with correlative meaning, the terms "TAXES", and "TAXABLE") includes all national, federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, capital gains, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever whether levied in the United Kingdom, Liberia, the United States or any other country, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term "TAX RETURN" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

                                   ARTICLE IV

                                   COVENANTS

     4.1. Interim Operations. Each of Royal Caribbean and P&O Princess covenants and agrees as to itself and its Subsidiaries that, after the date hereof and until the Effective Time (unless the other Party shall otherwise approve in writing and except as otherwise expressly contemplated by or provided in this Agreement, or as required by applicable Law):

     4.1.1. Ordinary Course. The businesses of it and its Subsidiaries (taken as a whole) shall be conducted in the usual, regular and ordinary course consistent with past practice and, to the extent consistent therewith, it and each of its Significant Subsidiaries shall use its reasonable best efforts to preserve its business organization and present lines of business materially intact and maintain its commercially reasonable insurance (taking into account industry practice and market conditions) and material rights and franchises and preserve its existing material relations with third parties. Notwithstanding anything in this Agreement to the contrary, none of the following actions by any Party and/or its Subsidiaries after the date of this Agreement shall be prohibited by this Agreement: (i) any internal reorganizations and related actions pursuant thereto involving such Party and/or its Subsidiaries that do not have and are not reasonably likely to have a Material Adverse Effect on such Party, (ii) any purchase, sale or charters of any vessels or any amendment to, or termination of, new-building contracts, (iii) any other acquisitions or investments for consideration not exceeding in the aggregate $500 million plus the net proceeds of any divestments referred to in the next clause, (iv) any divestments the net proceeds of which do not exceed $500 million in the aggregate, and (v) the execution and delivery of the Joint Venture Agreement and the performance of the transactions contemplated thereby.

     4.1.2. Governing Documents; Share Capital; Dividends. It shall not (i) amend its articles of incorporation or by-laws, in the case of Royal Caribbean, or its memorandum and articles of association, in the case of P&O Princess (except for any amendments made solely to preserve its tax position to the extent necessary or desirable); (ii) split, combine, subdivide or reclassify its outstanding shares of capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; (iii) declare, set aside or pay any dividend or distribution payable in cash, stock or property in respect of any capital stock other than (A) in the case of Royal Caribbean, regular quarterly cash dividends consistent with past practice and (B) in the case of P&O Princess, regular quarterly cash dividends consistent with past practice; or (iv) reduce, cancel, repurchase, redeem or otherwise acquire or permit any of its Subsidiaries to reduce, cancel, purchase or otherwise acquire (except for repurchases, redemptions or acquisitions required by (A) the terms of its capital stock or securities outstanding on the date
                                       A-17
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hereof or (B) the respective terms as of the date hereof of, or in connection with, any Royal Caribbean Stock Plans, in the case of Royal Caribbean, or P&O Princess Option Plans, in the case of P&O Princess, or any dividend reinvestment plans as in effect on the date hereof in the ordinary course of the operation of such plans), any shares of the capital stock of P&O Princess or Royal Caribbean, as the case may be, or any securities convertible into or exchangeable or exercisable for any shares of its capital stock;

     4.1.3. Issuance of Securities; Indebtedness; Acquisitions and
Dispositions. Neither it nor any of its Subsidiaries shall (i) issue, sell, pledge, dispose of or encumber any shares of, or securities convertible into or exchangeable or exercisable for, or rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind to acquire, the capital stock of P&O Princess or Royal Caribbean, as the case may be, of any class other than (x) in the case of Royal Caribbean, shares of Royal Caribbean Common Stock issuable pursuant to options outstanding on the date hereof under the Royal Caribbean Stock Plans, additional options or rights to acquire shares of Royal Caribbean Common Stock granted under the terms of any Royal Caribbean Stock Plan as in effect on the date hereof in the ordinary course of the operation of such Royal Caribbean Stock Plan or pursuant to Royal Caribbean's convertible debt securities outstanding as of the date hereof, (y) in the case of P&O Princess, P&O Princess Ordinary Shares issuable or Princess Option Plans and additional options or rights to acquire P&O Princess Ordinary Shares granted under the terms of any P&O Princess Option Plans as in effect on the date hereof in the ordinary course of the operation of such P&O Princess Option Plan and (z) issuances of securities in connection with grants or awards of stock-based compensation made in accordance with paragraph 4.1.4 hereof), or (ii) incur or modify any significant indebtedness or other liability except in the ordinary and usual course of business consistent with past practice or pursuant to the financial plans communicated to the other Party in writing prior to the date hereof. Neither it nor any of its Significant Subsidiaries will merge or consolidate with any Person;

     4.1.4. Employee Benefits. Neither it nor any of its Subsidiaries shall terminate, establish, adopt, enter into, make any new grants or awards of stock-based compensation or other benefits under, accelerate the time of payment or vesting under, amend or otherwise modify any Compensation and Benefit Plan or agreement or increase the salary, wage, bonus or other compensation of any directors, officers or employees except for grants or awards to directors, officers and employees of it or its Subsidiaries under existing Compensation and Benefit Plans, agreements or otherwise in each case in the normal and usual course of business consistent with past practice (which shall include normal periodic performance reviews and related compensation and benefit increases);

     4.1.5. Representations and Warranties. Neither it nor any of its Subsidiaries shall take any action or omit to take any action that would cause any of its representations and warranties not to satisfy the condition set forth in Section 5.2.1 or 5.3.1, as applicable, as of the Closing Date;

     4.1.6. Non-Competition Agreements. Except for the Joint Venture Agreement, neither Party shall enter into or renew any non-compete, exclusivity or similar agreement that would restrict or limit, in any material respect as of the Effective Time (material being construed in the context of the Party and its Subsidiaries taken as a whole), its operations;

     4.1.7. Satisfaction of Closing Conditions. Neither Party shall take any action or omit to take any action for the purpose of preventing, delaying or impeding the consummation of the transactions contemplated by this Agreement; and

     4.1.8. No Related Actions. Neither it nor any of its Subsidiaries shall authorize or enter into an agreement to do any of the foregoing.

     4.2. Acquisition Proposals.

     4.2.1. No Shop. Each of Royal Caribbean and P&O Princess agrees that, subject to Section 4.2.3 and except as expressly contemplated by this Agreement, neither it nor any of its Subsidiaries nor any of the officers or directors of it or its Subsidiaries shall, and that it shall direct and use its reasonable best efforts to cause its and its Subsidiaries' officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives (collectively, with respect to each of Royal Caribbean and P&O Princess, such Person's "REPRESENTATIVES") not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to a merger, takeover, reorganization, share exchange, scheme of arrangement, dual-holding company transaction, consolidation or similar transaction involving Royal Caribbean or P&O Princess, or any purchase of or joint venture (or similar arrangement) involving, or offer to purchase or enter into a joint venture (or similar arrangement) involving, all or 15% or more of the equity securities of Royal Caribbean or P&O Princess, as the case may be, or of its and its Subsidiaries' assets taken as a whole (any such proposal or offer being hereinafter referred to as an "ACQUISITION PROPOSAL"). Each of Royal Caribbean and P&O Princess further agrees that neither it nor any of its Subsidiaries nor any of its or its Subsidiaries' officers or directors shall, and that it shall direct and use its reasonable best efforts to cause its Representatives not to, directly or indirectly, have any discussions with or provide any confidential information or data to any Person relating to an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; provided, however, that nothing contained in this Agreement shall prevent either Royal Caribbean or P&O Princess or its board of directors from (i) negotiating with or furnishing information to any Person who has made a bona fide unsolicited written Acquisition Proposal which did not result from a breach of this Section
4.2.1 (or any action that would have constituted such a breach if the Representatives of such Party were bound by this Section to the same extent as such Party) or Section 5 of or any comparable no-shop provision in the Stockholders Voting Agreement (or any action that would have constituted a breach if the Representatives (as defined in the Stockholders Voting Agreement) were bound by such Section to the same extent as the Royal Caribbean Major Stockholders) (each, a "QUALIFYING ACQUISITION PROPOSAL"); or (ii) recommending a Qualifying Acquisition Proposal to its shareholders, if and only to the extent that, in each case, the board of directors of such Party determines in good faith after consultation with outside legal counsel that the failure to take such action would result in a breach of the fiduciary duties of the Board of Directors and such Qualifying Acquisition Proposal is a Superior Proposal. For purposes of this Agreement, a "SUPERIOR PROPOSAL" means in respect of Royal Caribbean or P&O Princess, as applicable, any Qualifying Acquisition Proposal by a third party (x) on terms which the board of directors of such Party determines in its good faith judgment after consultation with its financial advisors (which advice shall be communicated to the other Party) to be more favorable from a financial point of view to its shareholders than the transactions contemplated hereby and after giving the other Party at least ten Business Days to respond to such third party Qualifying Acquisition Proposal, (y) which the board of directors of such Party determines in its good faith judgment to constitute a transaction that is reasonably likely to be consummated on the terms set forth, taking into account all legal, financial, regulatory and other aspects of such proposal and (z) which relates to at least a majority of the consolidated assets by value or the securities by voting power of such Party. Each of Royal Caribbean and P&O Princess agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal. Each of Royal Caribbean and P&O Princess also agrees that if it has not already done so, it will promptly request each Person, if any, that has heretofore executed a confidentiality agreement within the 12 months prior to the date hereof in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

     4.2.2. Notifications. Each of Royal Caribbean and P&O Princess agrees that it will take the necessary steps promptly to inform its Subsidiaries and its and its Subsidiaries' Representatives of the obligations undertaken in this Section
4.2. Each of Royal Caribbean and P&O Princess agrees that it will notify the other promptly if any inquiries, proposals or offers relating to or constituting an Acquisition Proposal are received by, any information is requested from, or any such discussions or negotiations are sought to be initiated or continued with, it, any of its Subsidiaries or any of its or its Subsidiaries' Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers and thereafter shall keep the other informed, on a current basis, of the status and material terms of any such proposals or offers, including providing the other Party with copies of any information provided to such other Person.

     4.2.3. Compliance with Exchange Act and City Code. Nothing contained in this Agreement shall prohibit a Party from taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act with respect to an Acquisition Proposal by means of a tender or exchange offer or, in the case of P&O Princess, taking such action and making such recommendations as the board of directors of P&O Princess shall determine, in good faith after consultation with outside legal counsel, is required in order to comply with any obligations imposed on them or P&O Princess by the City Code or the Takeover Panel, the London Stock Exchange or the UKLA in relation to any Acquisition Proposal (provided that it is hereby acknowledged, for the avoidance of doubt, that no provision of the City Code requires P&O Princess or its directors to solicit or initiate any Acquisition Proposal) or, in the case of Royal Caribbean, taking such action and making such recommendations as the board of directors of Royal Caribbean shall determine, in good faith after consultation with outside legal counsel, is required in order to comply with any obligations imposed on Royal Caribbean by the Oslo Brs. If the Takeover Panel, UKLA, London Stock Exchange or Oslo Brs, as applicable, requests or directs a Party to take any course of action in connection with, or which would have any effect on, the transactions contemplated hereby then such Party agrees, solely to the extent practicable (having regard to the time available and the nature and urgency of such request or direction), to (i) notify the other Party of this fact and (ii) consult with the other Party prior to taking any action with respect to such request or direction.

     4.3. Information Supplied.

     4.3.1. Royal Caribbean Circular. Royal Caribbean and P&O Princess each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Royal Caribbean Circular to be sent to Royal Caribbean shareholders in connection with the Royal Caribbean Shareholders Meeting, complying with the requirements of applicable Liberian Law, and including such other information as P&O Princess and Royal Caribbean shall agree (the "ROYAL CARIBBEAN CIRCULAR"), and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time or times of the Royal Caribbean Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading in any material respect. If at any time prior to the Royal Caribbean Shareholders Meeting any information relating to Royal Caribbean or P&O Princess, or any of their respective Affiliates, officers or directors, should be discovered by Royal Caribbean or P&O Princess which should be set forth in a supplement to the Royal Caribbean Circular, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading in any material respect, the Party which discovers such information shall promptly notify the other Party and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly disseminated to the Royal Caribbean shareholders.

     4.3.2. P&O Princess Circular. Royal Caribbean and P&O Princess each agrees, as to itself and its Subsidiaries, that the circular to be sent to P&O Princess shareholders in connection with the P&O Princess Shareholders Meeting (the "P&O PRINCESS CIRCULAR"), containing (i) a notice convening the P&O Princess Shareholders Meeting, (ii) such other information (if any) as may be required by the City Code or the London Stock Exchange and (iii) such other information as P&O Princess and Royal Caribbean shall agree to include therein, and any supplements thereto and any other circulars or documents issued to shareholders or employees of P&O Princess, will contain all particulars relating to Royal Caribbean and P&O Princess required to comply in all material respects with all United Kingdom statutory and other legal provisions (including, without limitation, the Companies Act, the Financial Services Act 1986 (the "FSA") and/or the Financial Services and Markets Act 2000 (the "FSMA"), as applicable, and the rules and regulations made thereunder, the rules and requirements of the London Stock Exchange and the applicable rules of the City Code) and all such information contained in such documents will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading in any material respect. If at any time prior to the P&O Princess Shareholders Meeting any information relating to

Royal Caribbean or P&O Princess, or any of their respective Affiliates, officers or directors, should be discovered by Royal Caribbean or P&O Princess which should be set forth in a supplement to the P&O Princess Circular, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading in any material respect, the Party which discovers such information shall promptly notify the other Party and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly disseminated to the P&O Princess shareholders.

     4.4. Shareholders Meetings. Royal Caribbean and P&O Princess will each respectively take all action necessary to convene a meeting of the holders of Royal Caribbean Common Stock (the "ROYAL CARIBBEAN SHAREHOLDERS MEETING") and the holders of P&O Princess Ordinary Shares (the "P&O PRINCESS SHAREHOLDERS MEETING") to approve the transactions contemplated hereby including the Royal Caribbean Amended Articles and the P&O Princess Amendments, as applicable, as soon as possible after the date hereof, and the Parties shall liaise to ensure that their respective meetings are held on the same date; provided that if either Party elects to hold its meeting on an earlier date, it may do so. Subject to fiduciary obligations and the requirements of applicable Law, the board of directors of each of P&O Princess and Royal Caribbean shall recommend to its respective shareholders the approval of, in the case of Royal Caribbean, the Royal Caribbean Amended Articles and, in the case of P&O Princess, the P&O Princess Amendments, and in each case, this Agreement and the transactions contemplated hereby, which recommendation shall be set forth in the Royal Caribbean Circular and the P&O Princess Circular, respectively, and shall take all lawful action to solicit such approval. The Royal Caribbean Shareholders Meeting and the P&O Princess Stockholders Meeting will be held regardless of any failure to make such recommendation or any change in such recommendation. Royal Caribbean shall take all action necessary to adopt the Royal Caribbean Amended By-Laws on or prior to Closing.

     4.5. Filings; Other Actions; Notification.

     4.5.1. Filings. Royal Caribbean and P&O Princess shall, as promptly as practicable following the date hereof, prepare and file with the UK Office of Fair Trading and the German Bundeskartellant filings seeking clearance of the transactions contemplated hereby under the merger provisions of the UK Fair Trading Act of 1973 (the "FTA") and the German Act Against Restraints of Competition (the "GERMAN ACT"), respectively, prepare and file a notification to the Brazilian Administrative Council for Economic Defense seeking merger clearance under the Antitrust Law of 11 June 1994 and prepare and file with the appropriate Liberian Governmental Entity, the NYSE and the London Stock Exchange, as required, in preliminary form, the documentation necessary to seek shareholder approval of the transactions contemplated hereby substantially upon the terms and conditions set forth herein. Royal Caribbean and P&O Princess shall cooperate to conform the content of the Royal Caribbean Circular and the P&O Princess Circular to the extent reasonably practicable. Royal Caribbean and P&O Princess each shall use reasonable best efforts to have the Royal Caribbean Circular cleared by the appropriate Liberian Governmental Entity, if necessary, for dispatch to the Royal Caribbean shareholders as promptly as practicable and permitted by Law, and promptly thereafter to mail such Royal Caribbean Circular, together with forms of proxy, to the shareholders of Royal Caribbean. P&O Princess and Royal Caribbean each shall use all reasonable best efforts to have the P&O Princess Circular cleared by the UKLA for dispatch to the shareholders of P&O Princess and promptly thereafter to mail the P&O Princess Circular, together with forms of proxy, to the shareholders of P&O Princess.

     4.5.2. Cooperation. Royal Caribbean and P&O Princess shall each cooperate with the other and (i) use (and shall cause their respective Subsidiaries to use) all their respective reasonable best efforts promptly to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents,
(ii) use (and shall cause their respective Subsidiaries to use) all their respective reasonable best efforts to obtain as promptly as practicable all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any third party

(other than Royal Caribbean Required Consents and P&O Princess Required Consents) necessary, proper or advisable to consummate the transactions contemplated by this Agreement, and (iii) use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable to obtain the Royal Caribbean Required Consents or P&O Princess Required Consents, as the case may be; provided that neither Party shall be required by this Section 4.5.2(ii) or (iii) to accept or agree to any conditions, terms or restrictions in connection with any such Royal Caribbean Required Consent or P&O Princess Required Consent, as the case may be, which, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on P&O Princess and/or Royal Caribbean after the Effective Time (it being understood that, for this purpose, materiality shall be considered with reference to the total equity market value of P&O Princess and Royal Caribbean as a unified commercial enterprise). Subject to applicable Laws relating to the exchange of information, Royal Caribbean and P&O Princess shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Royal Caribbean and its Subsidiaries or P&O Princess and its Subsidiaries, as the case may be, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of Royal Caribbean and P&O Princess shall act reasonably and as promptly as practicable.

     4.5.3. Furnishing Information. Royal Caribbean and P&O Princess each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Royal Caribbean Circular, the P&O Princess Circular or any other necessary or appropriate filing, notice, statement, registration, submission of information or application made by or on behalf of Royal Caribbean or P&O Princess or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement.

     4.5.4. Status. Royal Caribbean and P&O Princess each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices or other communications received by Royal Caribbean or P&O Princess, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement. Royal Caribbean and P&O Princess each shall give prompt notice to the other of any change that is reasonably likely to result in a Material Adverse Effect on it or of any failure of any condition set forth in Article V to the other Party's obligations to effect the transactions contemplated by this Agreement.

     4.5.5. Consultation; Participation. Prior to making any filing, notice, petition, statement, registration, submission of information or application to or with any third party and/or Governmental Entity (including any securities exchange) in connection with the consummation of the transactions contemplated by this Agreement and except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each Party shall make all reasonable efforts to consult with the other Party with respect to the content of such filing, notice, petition, statement, registration, submission of information or application and to provide the other Party with copies of the proposed filing, notice, petition, statement, registration, statement of information or application. Royal Caribbean and P&O Princess each shall not agree to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry relating to the transactions contemplated by this Agreement unless it consults with the other Party in advance and, to the extent practicable and permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate thereat. The foregoing requirements of Section 4.5.5 shall not apply to P&O Princess' discussions and meetings with the UK Inland Revenue with respect to tonnage taxes and amendments to existing tonnage tax elections; provided that P&O Princess shall notify Royal Caribbean of any such discussions and meetings, and to the extent practicable, consult with Royal Caribbean with respect thereto.

     4.5.6. Cooperation in Defense of Claim. In the event any claim, action, suit investigation or other proceeding by any Governmental Entity or other Person or other legal or administrative proceeding is commenced that questions the validity or legality of this Agreement or any of the transactions contemplated by this Agreement or claims damages in connection therewith, the Parties agree to cooperate and use their reasonable best efforts, subject to the limitations set forth in Section 4.5.2, to defend against and respond thereto.

     4.6. Access. In order to facilitate consummation of the transactions contemplated by this Agreement, the Parties hereby agree that upon reasonable request to an executive officer of P&O Princess or Royal Caribbean, as the case may be, designated for the purpose, and except as may otherwise be required by applicable Law, each Party shall (and shall cause its Subsidiaries to) afford the other Party's Representatives access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts and records and, during such period, each shall (and shall cause its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may be requested by the other Party which it reasonably requires in order to investigate and confirm the accuracy of such Party's representations and warranties and the satisfaction of the conditions to Closing relating thereto; provided that no receipt of information pursuant to this Section shall affect or be deemed to modify any representation or warranty made by Royal Caribbean or P&O Princess hereunder; and provided, further, that the foregoing shall not require Royal Caribbean or P&O Princess to permit any inquiry, or to disclose any information, that in the reasonable judgment of Royal Caribbean or P&O Princess, as the case may be, would (i) violate any antitrust or competition Law or (ii) result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality to third parties if Royal Caribbean or P&O Princess, as the case may be, shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure. All such information shall be governed by the terms of the Confidentiality Agreement, dated October 11, 2001, between the Parties (the "CONFIDENTIALITY AGREEMENT"), including without limitation all such information disclosed in the Disclosure Letters.

     4.7. Publicity. The initial press release concerning this Agreement and the transactions contemplated by this Agreement shall be a joint press release agreed between, and initialed by, the Parties and such press release shall be released by both Parties on or around the same date and time, and thereafter Royal Caribbean and P&O Princess shall to the extent practicable (i) consult with each other and, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or as required by the Takeover Panel, mutually agree on the content prior to issuing any press releases or otherwise making public announcements with respect to the transactions contemplated by this Agreement and (ii) consult with each other prior to issuing any press releases or otherwise making public announcements which could materially affect the transactions contemplated by this Agreement.

     4.8. Benefits and Other Matters.

     4.8.1. Director and Officer Liability.

     4.8.1.1. P&O Princess and Royal Caribbean each agree that all rights to indemnification and all limitations on liability existing in favor of any Indemnitee (as defined below) in respect of acts or omissions of such Indemnitee on or prior to the Effective Time as provided in the articles of incorporation and by-laws, in the case of Royal Caribbean, or memorandum and articles of association, in the case of P&O Princess, or an agreement between an Indemnitee and it or its Subsidiaries in effect as of the date hereof shall continue in full force and effect in accordance with the terms thereof.

     4.8.1.2. For six years after the Effective Time, P&O Princess or Royal Caribbean, as the case may be, shall indemnify and hold harmless the individuals who on or prior to the Effective Time were officers or directors of either Party or either Party's Subsidiaries (the "INDEMNITEES") to the same extent as set forth in Section 4.8.1.1 above. In the event any claim in respect of which indemnification is available pursuant to the foregoing provisions is asserted or made within such six-year period, all rights to indemnification shall continue until such claim is disposed of or all judgments, orders, decrees or other rulings in connection with such claim are duly satisfied.

     4.8.1.3. For six years after the Effective Time, P&O Princess and Royal Caribbean shall provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by its officers' and directors' liability insurance policy on terms with respect to coverage and in amounts no less favorable than those of such policy in effect on the date hereof; provided, however, that during such period, Royal Caribbean and P&O Princess shall be required to maintain or procure as much coverage as can be obtained for the remainder of such period for an annual premium not in excess of 200% of the current annual premium paid by P&O Princess or Royal Caribbean, as the case may be, for its existing coverage.

     4.8.1.4. The obligations of P&O Princess and Royal Caribbean under this
Section 4.8.1 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 4.8.1 applies without the consent of such affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 4.8.1 applies shall be third party beneficiaries of this Section 4.8.1).

     4.8.2. Directors of Royal Caribbean and P&O Princess. At the Effective Time, the board of directors of each of Royal Caribbean and P&O Princess shall consist of 12 directors, 6 of which shall be directors designated prior to the Effective Time by P&O Princess, of which 5 shall be non-executive directors, and 6 of which shall be directors designated by Royal Caribbean, of which 5 shall be non-executive directors, and such Royal Caribbean and P&O Princess director designees shall be the "MUTUAL DIRECTORS". Such Mutual Directors shall be the directors of each of Royal Caribbean and P&O Princess from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with P&O Princess' memorandum and articles and Royal Caribbean's restated articles of incorporation and by-laws, in each case as then in effect. Royal Caribbean and P&O Princess agree to procure such resignations of their respective directors as may be necessary so that at the Effective Time the Mutual Directors are the only directors of Royal Caribbean and P&O Princess. For the avoidance of doubt, for so long as Archinav Holdings is entitled to nominate one designee to the board of directors of Royal Caribbean, such designee shall at all times be deemed to be one of the directors designated by Royal Caribbean.

     4.8.3. Executive Officers. At the Effective Time, Richard D. Fain shall be elected or appointed as Chairman and Chief Executive Officer of Royal Caribbean and P&O Princess and Peter Ratcliffe shall be elected or appointed as Chief Operating Officer of Royal Caribbean and P&O Princess, to serve in such capacities until their respective successors are elected or appointed and shall have qualified in accordance with the P&O Princess' memorandum and articles and Royal Caribbean's restated articles of incorporation and by-laws, in each case as then in effect. If at or immediately prior to the Effective Time, either of such individuals shall be unwilling or unable to serve, a person to fill such position shall be designated by mutual agreement between the chief executive officer of Royal Caribbean and the chief executive officer of P&O Princess at such time.

     4.9. Expenses. Except as otherwise provided in Section 6.5, whether or not the transactions contemplated by this Agreement are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expense.

     4.10. Other Actions by Royal Caribbean and P&O Princess.

     4.10.1. Dividends. Royal Caribbean and P&O Princess shall coordinate the declaration, setting of record dates and payment dates of dividends on Royal Caribbean Common Stock and P&O Princess Ordinary Shares so that the respective holders of Royal Caribbean Common Stock and P&O Princess Ordinary Shares do not receive two dividends in respect of the calendar quarter in which the Effective Time occurs or fail to receive a dividend in respect of the calendar quarter in which the Effective Time occurs.

     4.10.2. Agreed Forms. Royal Caribbean and P&O Princess shall negotiate in good faith to agree on the form of each of the DLC Documents and to complete in all material respects as promptly as practicable, and in any event prior to the distribution of a definitive Royal Caribbean Circular to the holders of Royal Caribbean Common Stock and a definitive P&O Princess Circular to the holders of P&O Princess Ordinary Shares, definitive documentation for all such DLC Documents.

     4.10.3. Integration Planning. To the extent permitted by applicable Law, promptly following the date of this Agreement, the Parties will establish an integration planning committee (the "INTEGRATION COMMITTEE") to address and agree upon integration issues. The Chief Executive Officer of each of Royal Caribbean and P&O Princess shall determine which of their respective officers shall serve on the Integration Committee and such Committee shall be comprised of an equal number of persons from Royal Caribbean and P&O Princess.

     4.10.4. Stockholders Voting Agreement. Royal Caribbean shall use its reasonable best efforts to cause the Royal Caribbean Major Stockholders and MCC to enter into the Stockholders Voting Agreement with P&O Princess on or prior to December 3, 2001.

                                   ARTICLE V

                                   CONDITIONS

     5.1. Conditions to Each Party's Obligation to Effect the Closing. The respective obligations of P&O Princess and Royal Caribbean to effect the Closing and transactions contemplated hereby are subject to the satisfaction or waiver of each of the following conditions:

     5.1.1. Shareholder Approvals. This Agreement and the transactions contemplated by this Agreement (including the Royal Caribbean Amended Articles) shall have been duly approved by holders of Royal Caribbean Common Stock constituting the Royal Caribbean Requisite Vote and this Agreement and the transactions contemplated by this Agreement (including the P&O Princess Amendments) shall have been duly approved by the shareholders of P&O Princess constituting the P&O Princess Requisite Vote.

     5.1.2. Regulatory Consents. All Royal Caribbean Required Consents and P&O Princess Required Consents from or with any Governmental Entity (collectively, "GOVERNMENTAL CONSENTS") in connection with the consummation of the transactions contemplated hereby (including, without prejudice to the generality of the foregoing, clearance under the FTA and the German Act, and, if applicable, the expiration or earlier termination of any applicable waiting period under the HSR
Act) shall have been made or obtained, and such Governmental Consents shall not contain any terms or impose any condition or restriction relating or applying to, or requiring changes in or limitations on, (i) the operation of any asset or businesses of Royal Caribbean, P&O Princess or any of their respective Subsidiaries which term, condition or restriction, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on P&O Princess or Royal Caribbean after the Effective Time (it being understood that, for this purpose, materiality shall be considered with reference to the total equity market value of P&O Princess and Royal Caribbean as a unified commercial enterprise), or (ii) the P&O Princess Amended Memorandum, the P&O Princess Amended Articles, the Royal Caribbean Amended Articles, the Royal Caribbean Amended By-Laws, the Equalization and Governance Agreement, the ability to vote the P&O Princess Special Share or P&O Princess Ordinary Shares or the ability to vote the Royal Caribbean Special Share or Royal Caribbean Common Stock (other than, in each case, terms, conditions or restrictions that would not materially frustrate the express intent and purposes of this Agreement or the Equalization and Governance Agreement).

     5.1.3. Laws and Orders. No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits the consummation or performance of, or materially adversely affects, the transactions contemplated by this Agreement (collectively, an "ORDER"), and no Governmental Entity shall have instituted or threatened any proceeding challenging the transactions contemplated by this Agreement or seeking any such Order.

     5.1.4. Royal Caribbean Amendments and P&O Princess Amendments. The Royal Caribbean Amended Articles shall have been filed with the Minister of Foreign Affairs of Liberia and the Royal Caribbean Amended Articles and Royal Caribbean Amended By-Laws shall have become effective and the P&O Princess Amended Memorandum and the P&O Princess Amended Articles shall have become effective.

     5.2. Conditions to Obligations of P&O Princess. The obligation of P&O Princess to effect the Closing and the transactions contemplated by this Agreement is also subject to the satisfaction or waiver by P&O Princess prior to the Effective Time of the following conditions:

     5.2.1. Representations and Warranties of Royal Caribbean. The representations and warranties of Royal Caribbean set forth in this Agreement
(i) to the extent qualified by Material Adverse Effect or any other materiality qualification shall be true and correct and (ii) to the extent not qualified by Material Adverse Effect or any other materiality qualification shall be true and correct (provided that this clause (ii) shall be deemed satisfied so long as any failures of such representations and warranties to be true and correct, taken together, do not have a Material Adverse Effect on Royal Caribbean) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation or warranty expressly speaks as of an earlier date), and P&O Princess shall have received a certificate signed on behalf of Royal Caribbean by an Royal Caribbean Officer to such effect.

     5.2.2. Performance of Obligations of Royal Caribbean. Royal Caribbean shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and P&O Princess shall have received a certificate signed on behalf of Royal Caribbean by an Royal Caribbean Officer to such effect.

     5.2.3. Consents Under Agreements. Royal Caribbean shall have obtained the consent or approval of each Person whose consent or approval shall be required in order to consummate the transactions contemplated by this Agreement under any Contract to which Royal Caribbean or any of its Subsidiaries is a party or by which any of its or their assets are bound, except those the failure of which to obtain such consent or approval, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on Royal Caribbean or prevent the consummation of, or materially adversely affect, the transactions contemplated by this Agreement by Royal Caribbean.

     5.2.4. Royal Caribbean Special Share. Royal Caribbean shall have issued the Royal Caribbean Special Share to Royal Caribbean SPV.

     5.2.5. Other DLC Documents. Each DLC Document that is required to be executed and delivered by the parties thereto shall have been so executed and delivered in the Agreed Form by all such parties other than P&O Princess and its Subsidiaries.

     5.3. Conditions to Obligations of Royal Caribbean. The obligation of Royal Caribbean to effect the Closing and the transactions contemplated by this Agreement is also subject to the satisfaction or waiver by Royal Caribbean prior to the Effective Time of the following conditions:

     5.3.1. Representations and Warranties of P&O Princess. The representations and warranties of P&O Princess set forth in this Agreement (i) to the extent qualified by Material Adverse Effect or any other materiality qualification shall be true and correct, and (ii) to the extent not qualified by Material Adverse Effect or any other materiality qualification shall be true and correct (provided that this clause (ii) shall be deemed satisfied so long as any failures of such representations and warranties to be true and correct, taken together, do not have a Material Adverse Effect on P&O Princess) as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date), and Royal Caribbean shall have received a certificate signed on behalf of P&O Princess by a P&O Princess Officer to such effect.

     5.3.2. Performance of Obligations of P&O Princess. P&O Princess shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Royal Caribbean shall have received a certificate signed on behalf of P&O Princess by a P&O Princess Officer to such effect.

     5.3.3. Consents Under Agreements. P&O Princess shall have obtained the consent or approval of each Person whose consent or approval shall be required in order to consummate the transactions contemplated by this Agreement under any Contract to which P&O Princess or any of its Subsidiaries is a party or by which any of its or their assets are bound, except those the failure of which to obtain such consent or approval, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect on P&O Princess or prevent the consummation of, or materially adversely affect, the transactions contemplated by this Agreement by P&O Princess.

     5.3.4. P&O Princess Special Share. P&O Princess shall have issued the P&O Princess Special Share to P&O Princess SPV.

     5.3.5. Other DLC Documents. Each DLC Document that is required to be executed and delivered by the parties thereto shall have been so executed and delivered in the Agreed Form by all such parties other than Royal Caribbean and its Subsidiaries.

                                   ARTICLE VI

                                  TERMINATION

     6.1. Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the approvals by shareholders of Royal Caribbean and P&O Princess referred to in paragraph 5.1.1, by mutual written consent of Royal Caribbean and P&O Princess by action of their respective boards of directors.

     6.2. Termination by Either P&O Princess or Royal Caribbean. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time by action of the board of directors of either P&O Princess or Royal Caribbean if (i) the Closing and the transactions contemplated hereby shall not have been consummated by November 16, 2002, whether such date is before or after the date of approval by the shareholders of Royal Caribbean or P&O Princess (the "TERMINATION DATE"), (ii) any Order (which the terminating Party shall have used its reasonable best efforts to resist, resolve or lift, as applicable, in accordance with Section 4.5) permanently restraining, enjoining or otherwise prohibiting the consummation of, or materially adversely affecting, the transactions contemplated hereby shall have become final and non-appealable, whether before or after the approval by the shareholders of Royal Caribbean or P&O Princess, (iii) the Royal Caribbean Requisite Vote shall not have been obtained at the duly held Royal Caribbean Shareholders Meeting, including any adjournments or postponements thereof, or
(iv) the P&O Princess Requisite Vote shall not have been obtained at the duly held P&O Princess Shareholders Meeting, including any adjournments or postponements thereof; provided that the right to terminate this Agreement shall not be available to a Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the transactions contemplated hereby to be consummated.

     6.3. Termination by Royal Caribbean. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the approval by shareholders of Royal Caribbean referred to in paragraph 5.1.1, by action of the board of directors of Royal Caribbean, if (i) the board of directors of P&O Princess shall have withdrawn or adversely modified its approval or recommendation to shareholders of this Agreement and the transactions contemplated by this Agreement or shall have resolved to take any such action or failed to reconfirm such approval or recommendation within five Business Days after a written request by Royal Caribbean to do so; or (ii) P&O Princess or its board of directors shall take any of the actions described in clause (ii) of the proviso to Section 4.2.1; or
(iii) there shall be a breach by P&O Princess of any representation, warranty, covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in paragraph 5.3.1 or 5.3.2 and cannot be or is not cured prior to the Termination Date.

     6.4. Termination by P&O Princess. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time, whether before or after the approval by the shareholders of P&O Princess referred to in paragraph 5.1.1, by action of the board of directors of P&O Princess, if (i) the board of directors of Royal Caribbean shall have withdrawn or adversely modified its approval or recommendation to shareholders of this Agreement and the transactions contemplated by this Agreement, or shall have resolved to take any such action or failed to reconfirm such approval or recommendation within five Business Days after a written request by P&O Princess to do so; or (ii) Royal Caribbean or its board of directors shall take any of the actions described in clause (ii) of the proviso to Section 4.2.1; or (iii) there shall be a breach by Royal Caribbean of any representation, warranty, covenant or agreement contained in this Agreement which would result in a failure of a condition set forth in paragraph 5.2.1 or
5.2.2 and cannot be or is not cured prior to the Termination Date. If the Royal Caribbean Major Stockholders and MCC shall have failed to execute and deliver to P&O Princess the Stockholders Voting Agreement on or before December 3, 2001, this Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time after December 3, 2001 and prior to January 3, 2002 by action of the board of directors of P&O Princess unless prior to such action the Royal Caribbean Major Stockholders and MCC shall have executed and delivered to P&O Princess the Stockholders Voting Agreement.

     6.5. Effect of Termination and Abandonment.

     6.5.1. Effect of Termination. In the event of termination of this Agreement and the abandonment of the transactions contemplated by this Agreement pursuant to this Article VI, this Agreement (other than as set forth in Section 7.1) shall become void and of no effect with no liability on the part of either Party (or of any of its Representatives); provided, however, that, subject to
Section 7.1, no such termination shall relieve either Party of any liability for damages resulting from any breach of this Agreement or from any obligation to pay, if applicable, the Royal Caribbean Termination Amount (as defined below) or the P&O Princess Termination Amount (as defined below), as the case may be, pursuant to Section 6.5.2 or 6.5.3.

     6.5.2. Royal Caribbean Break Fee. In the event that (i) this Agreement is terminated by either Royal Caribbean or P&O Princess pursuant to Section 6.2(iii) and at the time of the Royal Caribbean Shareholders Meeting an Acquisition Proposal exists with respect to Royal Caribbean or (ii) this Agreement is terminated by P&O Princess pursuant to Section 6.4(i), 6.4(ii) or 6.4(iii) (solely with respect to a breach of Section 4.2), then Royal Caribbean shall promptly, but in no event later than two days after the date of such termination, pay to P&O Princess a termination payment equal to the Royal Caribbean Termination Amount, which amount shall be exclusive of any expenses to be paid pursuant to Section 4.9, payable by wire transfer of same day funds. The term "ROYAL CARIBBEAN TERMINATION AMOUNT" shall mean $62.5 million. Royal Caribbean acknowledges that the agreements contained in this Section 6.5.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, P&O Princess would not enter into this Agreement; accordingly, if Royal Caribbean fails promptly to pay any amount due pursuant to this Section 6.5.2, and, in order to obtain such payment, P&O Princess commences a suit which results in a judgment against Royal Caribbean for the payment set forth in this Section 6.5.2, Royal Caribbean shall pay to P&O Princess its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the Royal Caribbean Termination Amount from each date for payment until the date of such payment at the prime rate of Citibank N.A. in effect on the date such payment was required to be made plus 2 percent.

     6.5.3. P&O Princess Break Fee. In the event that (i) this Agreement is terminated by either Royal Caribbean or P&O Princess pursuant to Section 6.2(iv) and at the time of the P&O Princess Shareholders Meeting an Acquisition Proposal exists with respect to P&O Princess or (ii) this Agreement is terminated by Royal Caribbean pursuant to Section 6.3(i), 6.3(ii) or 6.3(iii) (solely with respect to a breach of Section 4.2), then P&O Princess shall promptly, but in no event later than two days after the date of such termination, pay to Royal Caribbean a termination payment equal to the P&O Princess Termination Amount, which amount shall be exclusive of any expenses to be paid pursuant to Section 4.9, payable by wire transfer of same day funds. The term "P&O PRINCESS TERMINATION AMOUNT" shall mean $62.5 million. P&O Princess acknowledges that the agreements contained in this Section 6.5.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Royal Caribbean would not enter into this Agreement; accordingly, if P&O Princess fails promptly to pay any amount due pursuant to this Section 6.5.3, and, in order to obtain such payment, Royal Caribbean commences a suit which results in a judgment against P&O Princess for the payment set forth in this
Section 6.5.3, P&O Princess shall pay to

Royal Caribbean its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the P&O Princess Termination Amount from each date for payment until the date of such payment at the prime rate of Citibank N.A. in effect on the date such payment was required to be made plus 2 percent.

                                  ARTICLE VII

                           MISCELLANEOUS AND GENERAL

     7.1. Survival. This Article VII and the agreements of Royal Caribbean and P&O Princess contained in Sections 4.8 (Benefits and Other Matters) and 4.9 (Expenses) shall survive the Effective Time. This Article VII (other than
Section 7.2 (Modification or Amendment), Section 7.3 (Waiver of Conditions) and
Section 7.11 (Assignment)), the representations and warranties contained in
Section 3.1.3 (Corporate Authority; Approval and Fairness), the agreements of Royal Caribbean and P&O Princess contained in Section 4.9 (Expenses), Section
6.5 (Effect of Termination and Abandonment) and the last sentence of Section 4.6 (Access) shall survive the termination of this Agreement. All other representations, warranties, agreements and covenants in this Agreement shall not survive the Effective Time or the termination of this Agreement. Notwithstanding the foregoing, no termination of this Agreement shall relieve any Party from liability for any breach by it of its covenants and agreements in this Agreement prior to such termination; provided that the sole remedy of any Party for any breach by the other Party of any representation or warranty in this Agreement other than those in Section 3.1.3 (Corporate Authority; Approval; and Fairness) shall be the right (if any) to terminate this Agreement pursuant to clause (iii) of Section 6.3 or Section 6.4, as applicable.

     7.2. Modification or Amendment. This Agreement may be modified or amended by agreement of the Parties, by action taken or authorized by their respective boards of directors, at any time prior to the Effective Time; provided, however, that, after approval by shareholders of the matters presented at the Royal Caribbean Shareholders Meeting or the P&O Princess Shareholders Meeting, no modification or amendment shall be made which under applicable Law requires further approval by such shareholders without such further approval. This Agreement may not be modified or amended except by an instrument in writing executed and delivered by duly authorized officers of each of the Parties.

     7.3. Waiver of Conditions. Any provision of this Agreement may be waived prior to the Effective Time if, and only if, such waiver is in writing and signed by the Party against whom the waiver is to be effective. For the purposes of Article V, P&O Princess may waive any condition contained in Section 5.2 and Royal Caribbean may waive any condition contained in Section 5.3.

     7.4. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise herein provided, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

     7.5. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

     7.6. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

     7.6.1. GOVERNING LAW AND VENUE. THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS TO BE PERFORMED WHOLLY IN SUCH STATE. The parties hereby irrevocably submit to the jurisdiction of the Federal courts of the United States of America located in the Borough of

Manhattan, New York State solely in respect of the interpretation and enforcement of the provisions of this Agreement and in respect of the transactions contemplated hereby and thereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement may not be enforced in or by such courts, and the Parties irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such Parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 7.7 (Notices), or in such other manner as may be permitted by Law, shall be valid and sufficient service thereof.

     7.6.2. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.6.

     7.7. Notices. Notices, requests, instructions or other documents to be given under this Agreement shall be in writing and shall be deemed given, (i) when sent if sent by facsimile, provided that the facsimile is promptly confirmed by telephone confirmation thereof or (ii) when delivered, if delivered personally to the intended recipient or sent by overnight delivery via a national courier service, and in each case, addressed to a Party at the following address for such Party:

    if to Royal Caribbean:

    Royal Caribbean Cruises Ltd.
    1050 Caribbean Way
    Miami, Florida 33132
    Attention: Chairman and Chief Executive Officer
    Facsimile: (305) 372-0441

    with copies to

    Royal Caribbean Cruises Ltd.
    1050 Caribbean Way
    Miami, Florida 33132
    Attention: General Counsel
    Facsimile: (305) 539-0562

    John McCarthy, Esq.
    Davis Polk & Wardwell
    99 Gresham Street
    London EC2V 7NG
    Facsimile: (44) 20-7418-1400
    and

    Kathy Hughes
    Slaughter and May
    35 Basing Hall Street
    London EC2V 5DB
    Facsimile: (44) 20-7600-0289

    if to P&O Princess:

    P&O Princess Cruises plc
    77 New Oxford Street
    London WC1A 1PP
    Attention: Chief Executive Officer
    Facsimile: (44) 20-7805-1240

    with copies to

    P&O Princess Cruises plc
    77 New Oxford Street
    London WC1A 1PP
    Attention: General Counsel
    Facsimile: (44) 20-7805-1240

    Duncan C. McCurrach, Esq.
    Sullivan & Cromwell
    125 Broad Street
    New York, New York 10004
    Facsimile: (212) 558-3588

    and

    Mark Rawlinson
    Freshfields Bruckhaus Deringer
    65 Fleet Street
    London EC4Y 1HS
    Facsimile: (44) 20-7832-7001

or to such other Persons or addresses as may be designated in writing by the Party to receive such notice as provided above.

     7.8. Entire Agreement. This Agreement (including the exhibits and schedules hereto), the Royal Caribbean Disclosure Letter, the P&O Princess Disclosure Letter, the Stockholder Voting Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, between the Parties with respect to the subject matter hereof. References herein to this Agreement shall for all purposes be deemed to include references to the Royal Caribbean Disclosure Letter and the P&O Princess Disclosure Letter. Except as set forth in Section 4.8.1, this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies hereunder except the individuals who were directors of either Party on or prior to the Effective Time shall be deemed third party beneficiaries with respect to Section 4.3, as applicable. No employee or former employee of Royal Caribbean or P&O Princess who is not a director of Royal Caribbean or P&O Princess shall be deemed a third party beneficiary with respect to any provision of this Agreement. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT OR ANY OTHER AGREEMENT CONTEMPLATED HEREBY, NEITHER ROYAL CARIBBEAN NOR P&O PRINCESS MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES MADE BY ITSELF OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS,

FINANCIAL AND LEGAL ADVISORS OR OTHER REPRESENTATIVES WITH RESPECT TO THE EXECUTION AND DELIVERY OF THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER'S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

     7.9. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision unless the substitution of such provision would materially frustrate the express intent and purposes of this Agreement or the Equalization and Governance Agreement and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     7.10. Interpretation. The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." As used herein with respect to any Party, a matter shall be deemed to be "material" only if it is material to the Party and its Subsidiaries taken as a whole. A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Agreement. A reference to any legislation (including any listing rules of a stock exchange or voluntary codes) or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all rules and regulations and statutory instruments promulgated and issued under it. Nothing in this Agreement or the DLC Documents will mean or be taken to imply that P&O Princess or Royal Caribbean have agreed to dispose of or to acquire any interest in the assets or undertakings of either of them. The parties hereto acknowledge that this Agreement (including the Exhibits and Schedules hereto) has been drafted jointly by the parties hereto and agree that this Agreement will not be construed against any party as a result of any role such party may have had in the drafting process.

     7.11. Assignment. This Agreement shall not be assignable by operation of law or otherwise, and any purported assignment in violation of this provision shall be void.

     7.12. No Partnership. Neither this Agreement nor the transactions contemplated by this Agreement are intended to alter the status of P&O Princess and Royal Caribbean as separate, independent entities (taxed respectively and exclusively as a United Kingdom and a Liberian non-resident corporation), to create a partnership, joint venture or agency relationship between Royal Caribbean and P&O Princess or their respective Subsidiaries or shareholders, or to give either Party (or its respective Subsidiaries or shareholders) any legal or beneficial ownership interest in the assets or income of the other Party, and they shall not be construed as having that effect.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of Royal Caribbean and P&O Princess as of the date hereof.

                                          ROYAL CARIBBEAN CRUISES LTD.

                                          By: /s/ RICHARD D. FAIN
                                            ------------------------------------
                                              Name: Richard D. Fain
                                              Title:  Chairman and Chief
                                              Executive Officer

                                          P&O PRINCESS CRUISES PLC

                                          By: /s/ PETER RATCLIFFE
                                            ------------------------------------
                                              Name: Peter Ratcliffe
                                              Title:  Chief Executive Officer

EXHIBIT A -- EQUALIZATION AND GOVERNANCE AGREEMENT

1. The Agreement will contain a list of dual listed company (DLC) objectives and principles which the parties will agree to pursue, and will agree to procure that their respective groups pursue, which will include:

     (a) both Royal Caribbean and P&O Princess shall operate as if they were a single unified economic entity, by means of identical boards and unified executive management and the shareholders of both Apple and Peach (the COMBINED SHAREHOLDERS) shall be treated as if they were shareholders of a combined enterprise;

     (b) the directors of both Royal Caribbean and P&O Princess shall, in addition to their duties to the company concerned, be entitled to have regard to the interests of the Combined Shareholders and to the interests of the other company, as if the two companies were a single unified economic entity;

     (c) both Royal Caribbean's and P&O Princess's individual stock exchange listings be retained (other than P&O Princess's ADR listing on the NYSE);

     (d) that the capital of the DLC group be deployed and managed in the most effective way for the benefit of the Combined Shareholders;

     (e) that voting on matters to be considered by the Combined Shareholders be undertaken in accordance with the Voting Agreement (as set out in Exhibit B); and

     (f) that no person be permitted to obtain control over Royal Caribbean or P&O Princess without making a comparable takeover offer for both companies except as provided in the constitution of the other company. A person(s) will have control if (notwithstanding the provisions in Royal Caribbean or P&O Princess's constitutions) it is entitled to 30% or more of the combined votes which could be cast on a Joint Electorate Action (described in paragraph 13 below).

2. The Equalization Ratio (expressed as a decimal number) shall govern the proportion in which distributions of income and capital are made to the holders of P&O Princess ordinary shares relative to the holders of Royal Caribbean common stock (and vice versa) and the relative voting rights of the holders of P&O Princess ordinary shares and the holders of Royal Caribbean common stock on Joint Electorate Actions (as described in paragraph 13 below).

3. Economic returns on a per share basis shall be equalised in respect of both income and capital before deduction of any amounts in respect of tax required to be deducted or withheld and excluding the amount of any tax credits (or equivalent).

     If either party is unable to make a distribution of an income nature solely in cash (in accordance with the Equalization Ratio and, if relevant, having regard to an appropriate exchange rate agreed by the boards of Apple and Peach) with that being made or paid by the other party (EQUIVALENT DISTRIBUTION), then the other party must either make a payment which, after payment of any tax liability associated with such payment by both parties, enables that party to make or pay an Equivalent Distribution (EQUALIZATION PAYMENT) or scale back the amount of the distribution it makes or pays accordingly, so their respective distributions are Equivalent Distributions.

     The boards of Royal Caribbean and P&O Princess may agree that either company should issue an equalization share to the other party (EQUALIZATION SHARE) to assist with the tax treatment of payments between the two companies. If the party which will receive an Equalization Payment under the Agreement has had issued to it an Equalization Share, then the other party may (subject to taxation or other concerns) make the Equalization Payment as a dividend payment on that Equalization Share.

     If either party proposes to make a distribution of a capital nature solely in cash at any time prior to its liquidation on a per share basis (in accordance with the Equalization Ratio and having regard to an appropriate exchange rate agreed by the boards of Royal Caribbean and P&O Princess) the boards of Royal Caribbean and P&O Princess must first decide that both parties are making equivalent distributions (and the boards may obtain appropriate professional advice accordingly) otherwise the actions must be approved as a Class Rights Action (see paragraph 14 below).

     All distributions of cash (whether of an income or capital nature) will be announced and made or paid by the parties as closely as possible together.

4. Issues of or transactions affecting share capital of Royal Caribbean or P&O Princess will be implemented in a way which will not give rise to a materially different financial effect as between the interests of the holders of Royal Caribbean common stock and the interests of the holders of P&O Princess ordinary shares and will be handled as follows. If such issue or transaction is covered by paragraph 6 below, then an automatic adjustment to the Equalization Ratio will occur pursuant to such paragraph unless the boards of Royal Caribbean and P&O Princess determine, in their sole discretion, to:

     (a)   undertake a Matching Action (as defined in paragraph 5 below); or

     (b) propose an alternative to such automatic adjustment to be approved as a Class Rights Action,

it being understood that the boards are under no obligation to undertake such a Matching Action or to seek approval as a Class Rights Action of such an alternative.

5. If such issue or transaction (referred to in paragraph 4 above) is not covered by paragraph 6, then no adjustment (automatic or otherwise) to the Equalization Ratio will occur and no Matching Action will be required, but the boards of Royal Caribbean and P&O Princess shall have the right, in their sole discretion, but not the obligation, to undertake a Matching Action, or to seek approval of an adjustment to the Equalization Ratio or other action as a Class Rights Action, in order to ensure that the issue of, or transaction affecting, share capital does not give rise to materially different financial effects as between the interests of the holders of Royal Caribbean common stock and the interests of holders of P&O Princess ordinary shares.

     A "Matching Action" means an offer or action which having regard to (i) the then existing Equalization Ratio; (ii) the timing of the offer or action; and
(iii) any other relevant circumstances, is in the reasonable opinion of the boards of Royal Caribbean and P&O Princess financially equivalent (but not necessarily identical) in respect of, on the one hand holders of Royal Caribbean common stock, and on the other hand holders of P&O Princess ordinary shares, and does not materially disadvantage either pool of shareholders.

6. The Agreement will contain provisions to make an automatic adjustment to the Equalization Ratio for the following actions unless the boards of Royal Caribbean and P&O Princess determine otherwise in accordance with paragraph 4 above:

RIGHTS ISSUE OF ORDINARY SHARES

     If either Royal Caribbean or P&O Princess (the RELEVANT COMPANY) shall offer its common stock or ordinary shares to the holders of its common stock or ordinary shares (as appropriate) as a class by way of rights at less than market value, the Equalization Ratio shall be adjusted by:

     (i) multiplying the Equalization Ratio by the following fraction where Royal Caribbean is the Relevant Company; and

     (ii) dividing the Equalization Ratio by the following fraction where P&O Princess is the Relevant Company:

         K + L                        Q
         ------      where  L    =    -    M
         K + M                        P

where:

K is the number of shares of common stock or ordinary shares of the Relevant Company which rank for the relevant offer;

M is the aggregate number of common stock or ordinary shares being offered to the holders of common stock or ordinary shares of the Relevant Company;

P is the average market price of one share of common stock or ordinary share (on its primary or main stock exchange) of the Relevant Company, calculated over any five consecutive dealing days determined by the board of the Relevant Company during the twenty dealing days preceding the date on which such shares are first traded ex-rights; and

Q is the rights price or offering price per share of common stock or ordinary share being offered to the holders of common stock or ordinary shares of the Relevant Company.

     The adjustment to the Equalization Ratio shall become effective from the later of the time at which the common stock or ordinary shares of the Relevant Company are first traded ex-rights and the time at which the issue of the common stock or ordinary shares becomes wholly unconditional.

RIGHTS ISSUE OF OTHER SECURITIES

     If the Relevant Company shall offer any securities (other than a rights issue of common stock or ordinary shares described above) to holders of its common stock or ordinary shares as a class by way of rights or grant to such shareholders as a class by way of rights any options, warrants or other rights to subscribe for, purchase or sell any securities, the Equalization Ratio shall be adjusted by:

     (i) multiplying the Equalization Ratio by the following fraction where Royal Caribbean is the Relevant Company; and

     (ii) dividing the Equalization Ratio by the following fraction where P&O Princess is the Relevant Company:

         R - S
         ------
           R

where:

R is the average market price of one share of common stock or ordinary share (on its primary or main stock exchange) of the Relevant Company calculated over any five consecutive dealing days determined by the board of the Relevant Company during the twenty dealing days preceding the date on which such shares are first traded ex-rights; and

S is the estimated fair market value (calculated in the same currency as the common stock or ordinary shares described in R above) of the portion of the rights attributable to one share of common stock or ordinary share of the Relevant Company over any five consecutive dealing days determined by the board of the Relevant Company during the twenty dealing days preceding the date on which such shares are first traded ex-rights, as determined by an investment bank of international repute appointed by agreement between the boards of Royal Caribbean and P&O Princess, acting as an expert and not as an arbitrator and whose determination (in the absence of manifest error) shall be final and binding on the parties and on all others affected by such determination.

     The adjustment to the Equalization Ratio shall become effective from the later of the time at which the common stock or ordinary shares of the Relevant Company are first traded ex-rights and the time at which the issue of the common stock or ordinary shares becomes wholly unconditional.

NON CASH DISTRIBUTIONS AND SHARE REPURCHASES

     If the Relevant Company shall implement (i) any distribution of any non cash assets; or (ii) any repurchase of its common stock or ordinary shares involving an offer made to all or substantially all its shareholders to repurchase their shares at a premium to market value, the Equalization Ratio shall be adjusted by:

     (i) multiplying the Equalization Ratio by the following fraction where Royal Caribbean is the Relevant Company; and

     (ii) dividing the Equalization Ratio by the following fraction where P&O Princess is the Relevant Company:

                   V
         T    -    -
                   U
         -------------
               T

where:

T is the average market price of one share of common stock or ordinary share (on its primary or main stock exchange) of the Relevant Company calculated over any five consecutive dealing days determined by the board of the Relevant Company during the twenty dealing days preceding the date on which the non cash distribution or repurchase is implemented;

U is equal to the number of shares of common stock or ordinary shares of the Relevant Company prior to the non cash distribution or repurchase; and

V is (i) in the case of a non cash distribution, the aggregate fair market value of the assets distributed to shareholders of the Relevant Company as determined by an investment bank of international repute appointed by agreement between the boards of Royal Caribbean and P&O Princess, acting as an expert and not as an arbitrator and whose determination (in the absence of manifest error) shall be final and binding on the parties and on all others affected by such determination and (ii) in the case of a repurchase, the aggregate premium paid to shareholders; in either case denominated in US dollars (if necessary converted into pounds sterling at an exchange rate to be agreed by the boards of Royal Caribbean and P&O Princess) and disregarding the effect of any taxes, tax credits and/or fees incurred in connection with the non cash distribution or repurchase.

     The adjustment to the Equalization Ratio shall become effective immediately following implementation of the non cash distribution or repurchase.

CONSOLIDATION OR SUBDIVISION OF SHARES

     If there shall be a change to the number of shares of common stock or ordinary shares of either the Relevant Company as a result of a consolidation or subdivision of shares, the Equalization Ratio shall be adjusted by:

     (i) multiplying the Equalization Ratio by the following fraction where Royal Caribbean is the Relevant Company; and

     (ii) dividing the Equalization Ratio by the following fraction where P&O Princess is the Relevant Company:

       X
      ---------
       Y

where:

X is the number of shares of common stock or ordinary shares of the Relevant Company outstanding or in issue immediately before such alteration; and

Y is the number of shares of common stock or ordinary shares of the Relevant Company outstanding or in issue immediately after such alteration.

The adjustment to the Equalization Ratio shall become effective immediately after the alteration takes effect.

BONUS ISSUE

     If the Relevant Company issues any shares of common stock or ordinary shares to holders of common stock or ordinary shares (respectively) for no consideration or by way of capitalisation of profits or reserves, the Equalization Ratio shall be adjusted by:

     (i) multiplying the Equalization Ratio by the following fraction where Royal Caribbean is the Relevant Company; and

     (ii) dividing the Equalization Ratio by the following fraction where P&O Princess is the Relevant Company:

       X
      ----------
       Y

where:

X is the number of shares of common stock or ordinary shares of the Relevant Company outstanding immediately before the issue; and

Y is the number of shares of common stock or ordinary shares of the Relevant Company outstanding immediately after such issue.

     The adjustment to the Equalization Ratio shall become effective from the time the issue of such common stock or ordinary shares becomes wholly unconditional.

NO ADJUSTMENTS

     However, notwithstanding the above, no adjustment to the Equalization Ratio will be required on the following actions:-

     (a)   Scrip dividends or dividend reinvestments at market price;

     (b) Issuances of ordinary shares or common stock under employee stock plans;

     (c) Any issuances of common stock under Royal Caribbean's Liquid Yield Option Notes due 2 February 2021 and Royal Caribbean's Zero Coupon Convertible Notes due 18 May 2021;

     (d) Share issuances other than to all or substantially all shareholders (including for acquisitions);

     (e) Repurchases/buy-backs of ordinary shares or common stock as follows: in the market in an offer not open to all or substantially all shareholders of either company; at or below fair market value; any purchase of Excess Shares (as defined therein) under articles tenth and eleventh of the Royal Caribbean Articles of Incorporation (or any equivalent amended articles); any purchase pursuant to the "entrenched provisions" (described in Exhibit C); in compliance with Rule 10b-18 (under the US Securities Exchange Act); or pro rata to the Combined Shareholders at the same premium (as adjusted by the Equalization Ratio);

     (f)   Matching Actions (in accordance with paragraphs 4 and 5 above);

     (g) The issue of an Equalization Share (described in paragraph 3 above) by either company to the other; and

     (h) Any issue of preferred stock in accordance with the Joint Venture Agreement.

7. If either or both Royal Caribbean and/or P&O Princess goes into liquidation Royal Caribbean and P&O Princess will make and receive such payments or take such other actions required to ensure that the holders of ordinary shares/common stock (as relevant) of each entity would, had each entity gone into liquidation on the same date, be entitled to receive a distribution which is equivalent on a per share basis in accordance with the then Equalization Ratio and having regard to an appropriate exchange rate. The appropriate exchange rate shall be agreed by Royal Caribbean and P&O Princess, failing which, by an independent accounting firm. To establish the amount payable each company will determine the amount of assets (if any) it will have available for distribution on the date of liquidation (or notional date of liquidation) to shareholders after payment of all its debts and other financial obligations including any tax costs associated with such payment (NET ASSETS). To the extent one party has greater Net Assets so that any liquidation distribution to its shareholders would not be equivalent on a per share basis (in accordance with the then Equalization Ratio and having regard to an appropriate exchange rate) to the amount to be paid/capable of being paid by the other party (EQUIVALENT LIQUIDATION PAYMENTS), then the first party will pay or make a balancing payment (or take other balancing action described in paragraph 8 below) in such amount as will ensure that, after payment of any tax liability in respect of the balancing payment by the parties, both parties make Equivalent Liquidation Payments; save that no party need make a balancing payment as described in this paragraph 7 if it would result in no holders of Royal Caribbean common stock or P&O Princess ordinary shares being entitled to receive any distribution of property or cash whatsoever.

8. In giving effect to the principle regarding a liquidation of Royal Caribbean and/or P&O Princess described above, Royal Caribbean and P&O Princess shall take such action as may be required to give effect to that principle, which may include:

     (a) making a payment (of cash or in specie) to the other company in accordance with the provisions of the Agreement;

     (b) issuing shares to the other or to holders of ordinary shares/common stock (as relevant) of the other and making any distribution or return on such shares/stock; or

     (c) taking any other action that Royal Caribbean and P&O Princess shall both consider appropriate to give effect to that principle.

9.   Either Royal Caribbean or P&O Princess may terminate the Agreement on:

     (a) the mutual agreement of both parties (approved as a Class Rights Action); or

     (b)   if either party becomes a wholly owned subsidiary of the other; or

     (c) after all liquidation obligations in relation to one or both companies have been satisfied.

10. In any combination of Royal Caribbean and P&O Princess into a single non dual listed group, the consideration to be received by the shareholders of the two companies will be calculated by reference to the Equalization Ratio.

11. In any other circumstances of termination of the DLC Group, the boards of Royal Caribbean and P&O Princess will use their reasonable endeavours to agree a termination proposal to be put to their shareholders which those boards consider to be equitable to both the holders of Royal Caribbean common stock and the holders of P&O Princess ordinary shares, at the Equalization Ratio and using an exchange rate agreed by the parties, failing which, such exchange rate to be determined by an independent accounting firm. If the boards cannot agree on the proposal to be put to their respective shareholders then each board will appoint an independent accounting firm to establish the value of that party as at the proposed date of termination. The two accounting firms will use the same principles of valuation. If the accounting firms fail to agree on each other's valuation for the other party, then a third independent accounting firm shall be appointed to finally determine the values of both parties. If the agreed/determined respective values of each party on a per share basis (using the applicable exchange rate) are not in a proportion that reflects the Equalization Ratio at the proposed date of termination then a balancing payment or other equivalent action agreed by the parties, will be made by one party to the other as appropriate in such amount as will ensure that after payment of any tax liability by either party in respect of such balancing payment such values are in a proportion that reflects the Equalization Ratio.

12. Royal Caribbean and P&O Princess will prepare financial statements which materially reflect the management of Royal Caribbean and P&O Princess on a unified basis for the benefit of shareholders of Royal Caribbean and P&O Princess as a combined group.

13. Joint Electorate Actions will be voted on as described in Exhibit B (the JOINT ELECTORATE PROCEDURE). All actions put to shareholders of either P&O Princess or Royal Caribbean except for Class Rights Actions (see paragraph 14 below) or resolutions of a procedural or administrative nature (see paragraph 16 below) will be Joint Electorate Actions. For the avoidance of doubt, the following actions, if put to the shareholders, will be put to them as Joint Electorate Actions:

     (a) the appointment, removal or re-election of any director of Royal Caribbean or P&O Princess, or both of them;

     (b) the receipt or adoption of the annual accounts of Royal Caribbean or P&O Princess, or both of them, or accounts prepared on a combined basis, other than any accounts in respect of the period(s) ended prior to the date of closing of the Implementation Agreement;

     (c)   a change of name by Royal Caribbean or P&O Princess, or both of them;
           or

     (d) the appointment or removal of the auditors of Royal Caribbean or P&O Princess, or both of them.

14. Class Rights Actions will be voted on as described in Exhibit B (the CLASS RIGHTS PROCEDURE). Actions which will be put to the Combined Shareholders as Class Rights Actions, being actions on which the shareholders of both parties may have divergent interests, include:

     (a) the voluntary liquidation, dissolution or winding up (or equivalent) of P&O Princess or Royal Caribbean for which the approval of members is required or proposed;

     (b) the sale, lease, exchange or other disposition of all or substantially all of the assets of either company;

     (c) any adjustment to the Equalization Ratio otherwise than in accordance with the provisions of the Agreement;

     (d) (save where specifically provided for in the relevant agreements) any amendment or termination of the Equalization and Governance Agreement, the Voting Agreement or the Deed Poll Guarantees (for the avoidance of doubt the voluntary termination of a Deed Poll Guarantee will need to be approved as a Class Rights Action);

     (e) any amendment, removal or alteration of the effect of any "entrenched provisions" in the Royal Caribbean and P&O Princess constitutions. These "entrenched provisions" are described in Exhibit C; and

     (f) anything which the boards of Royal Caribbean and P&O Princess agree should be approved as a Class Rights Action.

15. If either party proposes to undertake a Joint Electorate Action or Class Rights Action then the party proposing such action will immediately give notice to the other party which will convene a general meeting of its shareholders for the purpose of considering such Joint Electorate Action and/or Class Rights Action as soon as practicable before the proposing party holds its parallel general meeting to consider the same (or substantially the same) resolution(s). All such resolutions will be decided on a poll (not on a show of hands) which will remain open for such time as to allow the general meeting of the other party to be held and for the votes on those shares to be calculated and passed on to the relevant SVC (as defined in Exhibit B) and to allow each SVC to vote on its Special Voting Share (as defined in Exhibit B) in Royal Caribbean or P&O Princess.

16. Resolutions of a procedural or administrative nature shall not constitute Joint Electorate Actions or Class Rights Actions and will be voted on by the relevant party's shareholders voting separately and the SVC will have no vote on those resolutions. Resolutions which will constitute resolutions of a procedural or administrative nature include any resolution:

     (a) that certain people be allowed to attend or excluded from attending the meeting;

     (b) that discussion be closed and the question put to the vote (provided no amendments have been raised);

     (c) that the question under discussion NOT be put to the vote (where a member feels the original motion should not be put to the meeting at all);

     (d) to proceed to the next item of business (generally used to delay or preclude discussion of an issue);

     (e) to proceed with matters in a different order (i.e. not that set out in the notice of the meeting);

     (f)   to adjourn the debate (e.g. to a subsequent meeting); and

     (g)   to adjourn the meeting.

17. The boards of Royal Caribbean and P&O Princess will be identical. No person can serve as a director of one party unless he/she is also a director of the other.

EXHIBIT B -- VOTING AGREEMENT

     This Agreement will also be entered into by special voting companies (SVCS) holding special voting shares issued by each of Royal Caribbean and P&O Princess (and having the rights described in their respective constitutions) (SPECIAL VOTING SHARES) and by the legal and beneficial owner of the SVCs (which shall be a public trustee company, or equivalent).

1. Royal Caribbean and P&O Princess will notify the SVC holding a Special Voting Share in the other party of the results of any resolution relating to a Joint Electorate Action and/or a Class Rights Action as soon as possible after its parallel general meeting has been held;

2. The P&O Princess SVC will be present by a corporate representative or by proxy at any P&O Princess general meeting at which a resolution relating to a Joint Electorate Action and/or a Class Rights Action is to be considered. The Royal Caribbean SVC will be present by a corporate representative or by proxy at any Royal Caribbean general meeting at which a resolution relating to a Joint Electorate Action and/or Class Rights Action is to be considered.

3. Each of the Royal Caribbean SVC and the P&O Princess SVC will exercise the voting rights attached to the relevant Special Voting Share held by it to reflect the votes cast (for, against and abstained) and not cast in relation to the equivalent resolution to approve a Joint Electorate Action held at the other party's parallel general meeting (other than those cast in respect of any disenfranchised shares) multiplied (in the case of a P&O Princess vote) or divided (in the case of an Royal Caribbean vote) by the Equalization Ratio in effect at the time of that meeting.

4. If a party's shareholders have not approved a Class Rights Action then the SVC holding a Special Voting Share in the other party will be entitled to, and will, cast a sufficient number of votes attaching to the Special Voting Share to vote down that other party's equivalent resolution to approve such Class Rights Action. If a party's shareholders approve a Class Rights Action then the relevant SVC holding a Special Voting Share in the other party will not vote on that party's equivalent resolution.

5. Resolutions of a procedural or administrative nature shall not constitute Joint Electorate Actions or Class Rights Actions and the SVCs will have no vote on those resolutions.

6. Each SVC will agree not to deal with its Special Voting Share without the prior consent of Royal Caribbean and P&O Princess (in their absolute discretion) and that no transfer of a Special Voting Share will take effect until the transferee has been approved by Royal Caribbean and P&O Princess and that transferee has agreed to be bound by the terms of this Agreement.

7. The Agreement will also contain provisions agreed with the SVCs (and their beneficial owner) regarding the powers and activities of the SVC, keeping price sensitive information in relation to P&O Princess and/or Royal Caribbean confidential, the payment of fees and expenses of the SVCs and the provision of an indemnity by Royal Caribbean and P&O Princess in favour of the SVCs for any liability incurred by them (save for certain agreed exceptions).

8.   This Agreement shall terminate upon:

     (a) termination of the Equalization and Governance Agreement in accordance with its terms; and

     (b) if a resolution to terminate this Agreement is approved by P&O Princess's and Royal Caribbean's shareholders as a Class Rights Action.

     Upon termination, the SVCs will promptly transfer the Special Voting Share held by them to such person as is notified by P&O Princess or Royal Caribbean, as relevant.

EXHIBIT C -- AMENDMENTS TO CONSTITUTIONS

     The constitutions of Royal Caribbean and P&O Princess will be amended or adopted so as to incorporate the following provisions with effect from the Effective Time.

     The "entrenched provisions" set out in paragraph 1 below will be included in P&O Princess's and Royal Caribbean's constitutions (being P&O Princess's Articles of Association and Royal Caribbean's Articles of Incorporation or Royal Caribbean's By-laws). In the event that any "entrenched provisions" are included in Royal Caribbean's By-laws, its By-laws will also be amended (at the same time) so that any amendments to those "entrenched provisions" will only be possible if approved by the shareholders of Royal Caribbean and not by board resolution.

1. The following provisions will constitute "entrenched provisions" which cannot be amended except by approval of a Class Rights Action (as defined in Exhibit A) of the shareholders of both parties:

     (a) To authorise the directors to carry into effect the provisions of the Equalization and Governance Agreement (described in Exhibit A) and the Deed Poll Guarantees (described in Exhibit D).

     (b) To provide that the directors' fiduciary duties extend equally to the Combined Shareholders and to the other company. In addition, the directors of a party will not be liable to the shareholders of that party if they complied with their duties to the Combined Shareholders and to both companies.

     (c) To provide for the rights attaching to the Royal Caribbean Special Voting Share and the P&O Princess Special Voting Share respectively (and if required the Equalization Share), as to voting, dividends or other distributions, return of capital and a prohibition on transfer without each party's consent.

     (d) To provide mechanisms for equalization on liquidation, as set out in the Equalization and Governance Agreement.

     (e) To provide the principles for and a list of Joint Electorate Actions, as set out in the Equalization and Governance Agreement. To provide further that any action requiring shareholders' approval under applicable regulations or a party's constitution will be approved under the Joint Electorate Procedure, unless required to be approved by a Class Rights Procedure or in relation to resolutions of a procedural or administrative nature.

     (f) To provide for a list of Class Rights Actions as set out in the Equalization and Governance Agreement.

     (g) To amend procedures for general meetings so as to accommodate parallel, contemporaneous meetings of Royal Caribbean's and P&O Princess's shareholders on all resolutions to consider Joint Electorate Actions and Class Rights Actions. These procedures will relate to timing, adjournments, polls, proxies etc.

     (h) To provide how the Special Voting Shares are to be voted at general meetings of each entity and on any Joint Electorate Actions and Class Rights Actions (in accordance with the Voting Agreement described in Exhibit B).

     (i) To amend provisions relating to the appointment, retirement (by rotation or otherwise), removal and remuneration of directors (and alternate directors), and their proceedings, to accommodate the fact that directors of Royal Caribbean must also be directors of P&O Princess and vice versa and to co-ordinate the re-election procedure as set out in the Equalization and Governance Agreement. Casual vacancies may be appointed by the boards of Royal Caribbean and P&O Princess provided that any such person is appointed to the boards of both Royal Caribbean and P&O Princess at the same time (and he/she will retire from both at the same time). In addition, Royal Caribbean's and P&O Princess's constitutions will be amended so that an Royal Caribbean or P&O Princess director (as appropriate) can be removed from office if the Combined Shareholders approve such removal as a Joint Electorate Action.

     (j)   To provide for takeover restrictions on the basis described below.

        (i) In the event of a takeover bid for one party, the shareholders of the other party must, at or about the same time, receive an offer on equivalent terms, so that, if the combined takeover offer is successful, control of the single economic entity passes to the bidder. The board of the other party may determine whether such an offer is on "equivalent terms". If a takeover bid on equivalent terms is not made to both parties' shareholders then sub-paragraph
              (ii) below will apply.

        (ii) The parties intend that their constitutions will approach the principle from the following perspective. If a person becomes entitled to 30% or more of the votes which could be cast on a Joint Electorate Action at a general meeting of either company (30% LIMIT) without having made a combined takeover offer, the takeover restrictions apply. The takeover restrictions will provide that any shares beneficially owned in excess of the 30% limit will be capable of being treated in the same way as the Excess Shares (as defined therein) are treated in Articles Tenth and Eleventh of Royal Caribbean's Articles of Incorporation (or any equivalent amended articles).

2. Royal Caribbean will amend its Articles of Incorporation with effect from Closing so that any person who has beneficial ownership of over 4.9% of Royal Caribbean's common stock (except its two current largest stockholders) (ACQUIROR) will (subject to the following proviso) be permitted to own those Excess Shares and the provisions in Articles Tenth and Eleventh to Royal Caribbean's Articles of Incorporation will not apply to those shares if they are acquired pursuant to comparable takeover offers open to all the shareholders of both parties and, as a result of the consummation of the takeover offers, the Acquiror would beneficially own 50% of the votes which could be cast on a Joint Electorate Action.

3. The P&O Princess Amended Memorandum and P&O Princess Amended Articles and the Royal Caribbean Amended Articles and Royal Caribbean Amended By-Laws will contain such amendments so that the constitutional documents of P&O Princess and Royal Caribbean are as similar as possible, subject to legal restrictions and matters of market practice for listed companies in England and the United States respectively.

4. The P&O Princess Amended Memorandum will contain a provision making the operation of the DLC Group in accordance with the DLC Documents an object of the company.

5. The Apple Amended Articles will no longer contain any of the provisions of Article Seventh of the amended and restated Articles of Incorporation of Apple in effect as of the date of the Implementation Agreement with the exception of the first paragraph of clause (a) and clause (b) of such Article Seventh, and will no longer contain any other similar provisions or rights with respect to the Apple Stockholders Agreement in the Apple Amended Articles and any other provision consequent thereto.

EXHIBIT D -- DEED POLL GUARANTEES

     A deed poll guarantee (GUARANTEE) will be given by each of Royal Caribbean and P&O Princess in favour of the other.

1. Each party will guarantee (as principal) the monetary amounts owed to creditors (incurred on or after Completion) of the other. Claims will only be made under this Guarantee if that debtor does not satisfy its obligations.

2. The Guarantee will automatically terminate in all respects (save for claims made prior to termination) if the Equalization and Governance Agreement terminates or upon the other party's Guarantee terminating. Either party may also terminate the Guarantee if it gives three months notice to the other party and the other party has consented to such termination. The other party need not consent to such termination if: a resolution has been passed for the liquidation (or equivalent) of that party and the party terminating its Guarantee has advertised the termination or proposed termination in a national newspaper in the United Kingdom (if the party terminating its Guarantee is P&O Princess) or in a national newspaper in the United States (if the party terminating its Guarantee is Royal Caribbean).

3. Amendments permitted under the Guarantee may only be made to the Guarantees if:

     (a)   the other party consents;

     (b) the proposed amendments have been advertised in a national newspaper in the United Kingdom (if the guarantor is P&O Princess) or in the United States (if the guarantor is Royal Caribbean);

     (c) such amendments will not take effect until a period of at least 3 months after they have been made; and

     (d) the amendments will have no effect on the existing obligations of that party under its Guarantee.

                                                                       EXHIBIT E

                                VOTING AGREEMENT

     VOTING AGREEMENT (the AGREEMENT), dated as of November   , 2001, among the
undersigned stockholders (the STOCKHOLDERS) of Royal Caribbean Cruises Ltd., a Liberian corporation (ROYAL CARIBBEAN), and P&O Princess Cruises plc, a public limited company formed under the laws of England and Wales (P&O PRINCESS). Except as otherwise provided herein, capitalized terms that are used but not otherwise defined herein shall have the meaning assigned to such terms in the Implementation Agreement (as defined below).

     WHEREAS, in connection with the execution of this Agreement, Royal Caribbean and P&O Princess have entered into an Implementation Agreement (the IMPLEMENTATION AGREEMENT), providing for, among other things, Royal Caribbean and P&O Princess establishing a dual listed company structure for the purposes of conducting their businesses together and treating their shareholders as owning an interest in a combined enterprise;

     WHEREAS, the Implementation Agreement contemplates the execution and delivery of this Agreement;

     WHEREAS, as a condition to P&O Princess' willingness to enter into the Implementation Agreement and the transactions contemplated thereby, the Stockholders wish to agree (i) to deliver to P&O Princess an irrevocable proxy to Vote (as defined in Section 2 hereof) the Shares (as defined in Section 1 hereof) and any New Shares (as defined in Section 7 hereof) so as to approve and adopt the Implementation Agreement and the transactions contemplated thereby, including the Royal Caribbean Amended Articles (collectively, the TRANSACTIONS), and (ii) not to transfer or otherwise dispose of more than ten per cent (10%) of the Shares and New Shares acquired hereafter and prior to the termination of the Agreement.

     NOW, THEREFORE, for good and valuable consideration, the receipt, sufficiency and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

1.   REPRESENTATIONS OF STOCKHOLDERS

     Each of the Stockholders represents and warrants to P&O Princess that (a) such Stockholder has an irrevocable proxy which gives it the sole power to vote, in its sole and absolute discretion, all of (the VOTING POWER) and has the power, in its sole and absolute discretion, to prevent any sale, transfer or other disposition (a DISPOSITION) during the term of this Agreement of at least 90% of (the BLOCKING POWER) the shares of Common Stock, par value $0.01 per share (the ROYAL CARIBBEAN COMMON STOCK), of Royal Caribbean set forth opposite such Stockholder's name on Exhibit A hereto (such Stockholder's SHARES), (b) such Stockholder does not have the power to vote any shares of Royal Caribbean Common Stock other than such Shares or any such shares issuable upon the conversion, exercise or exchange of any other securities, (c) such Stockholder has full power and authority and has taken all actions necessary to enter into, execute and deliver this Agreement and to perform fully such Stockholder's obligations hereunder. This Agreement has been duly executed and delivered and constitutes the legal, valid and binding obligation of such Stockholder enforceable against such Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception, (d) other than filings under the Exchange Act, no notices, reports or other filings are required to be made by such Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by such Stockholder from, any Governmental Entity or other Person, in connection with the execution and delivery of this Agreement by such Stockholder, and (e) the execution, delivery and performance of this Agreement by such Stockholder does not, and the performance by such Stockholder of the transactions contemplated hereby will not, violate, conflict with or constitute a breach of, or a default under, the certificate of incorporation or by-laws of such Stockholder or any or their comparable governing instruments or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of or the passage of time of both) under any Contract to which such Stockholder is a party or which is binding on it or its assets and will not result in any termination of, or limitation on, its Voting Power or Blocking Power with respect to such Stockholder's Shares.

2.   AGREEMENT TO DELIVER PROXY

     Each of the Stockholders agrees to deliver to Royal Caribbean on the date hereof an irrevocable proxy substantially in the form attached hereto as Exhibit B to Vote such Stockholder's Shares (a) in favor of adoption and approval of the Implementation Agreement and the Transactions at every meeting of the stockholders of Royal Caribbean at which such matters are considered and at every adjournment or postponement thereof, (b) against any action or agreement that would compete with, impede, interfere with or discourage the Transactions or inhibit the timely consummation thereof, (c) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the Implementation Agreement and (d) except for the Transactions and the Implementation Agreement, against any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of or involving Royal Caribbean or any of its Significant Subsidiaries. The proxy delivered by each of the Stockholders pursuant to this Section 2 shall be irrevocable during the term of this Agreement to the maximum extent permitted under applicable law. For purposes of this Agreement, VOTE shall include voting in person or by proxy in favor of or against any action, otherwise consenting or withholding consent in respect of any action (including, but not limited to, consenting in accordance with Section 7.4 of the Liberian Business Corporation Act, as amended) or taking other action in favor of or against any action. VOTING shall have a correlative meaning.

3.   NO VOTING TRUSTS

     Each of the Stockholders agrees that it will not, nor will it permit any entity under its control to, deposit any of its Shares or New Shares in a Voting trust or subject any of its Shares or New Shares to any arrangement with respect to the Voting of such Shares or New Shares other than existing agreements or arrangements or any agreements entered into with P&O Princess.

4.   NO PROXY SOLICITATIONS

     Each of the Stockholders agrees that such Stockholder will not, nor will such Stockholder permit any entity under such Stockholder's CONTROL (as defined in Rule 12b-2 under the Exchange Act), (a) to solicit proxies or become a PARTICIPANT in a SOLICITATION (as such terms are defined in Regulation 14A under the Exchange Act) in opposition to or competition with the consummation of the Transactions or otherwise encourage or assist any party in taking or planning any action which would compete with, impede, interfere with or tend to discourage the Transactions or inhibit the timely consummation of the Transactions in accordance with the terms of the Implementation Agreement, (b) to directly or indirectly encourage, initiate or cooperate in a stockholders' Vote or action by consent of Royal Caribbean's stockholders in opposition to or in competition with the consummation of the Transactions, or (c) to become a member of a GROUP (as such term is used in Section 13(d) of the Exchange Act) with respect to any Voting securities of Royal Caribbean for the purpose of opposing or competing with the consummation of the Transactions.

5.   NO SHOP

     Each of the Stockholders agrees that neither such Stockholder nor any entity under such Stockholder's Control nor any of the respective officers or directors shall, and that such Stockholder shall direct and use its reasonable best efforts to cause the Affiliates that control, and the officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, agents or other representatives of, such Stockholder or any entity under such Stockholder's Control (collectively, such Person's REPRESENTATIVES) not to, directly or indirectly, initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal. Each Stockholder further agrees that neither such Stockholder nor any entity under such Stockholder's Control nor any of their respective officers or directors shall, and that it shall direct and use its reasonable best efforts to cause its Representatives not to, directly or indirectly, have any discussions with or provide any confidential information or data to any Person relating to an Acquisition Proposal or engage in any negotiations concerning an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal.

6.   TRANSFER AND ENCUMBRANCE

     On or after the date hereof and during the term of this Agreement, each of the Stockholders agrees not to make any Disposition of more than ten percent (10%) of such Stockholder's Shares and New Shares or take any other action that would terminate or limit its Voting Power or Blocking Power with respect to such shares.

7.   ADDITIONAL PURCHASES

     Each of the Stockholders agrees that, on or after the date hereof and during the term of this Agreement, such Stockholder will not purchase or otherwise acquire beneficial ownership (as such term is used in Rule 13d-3 of the Exchange Act) of any shares of capital stock of Royal Caribbean (NEW SHARES), nor will any Stockholder voluntarily acquire the right to Vote or share in the Voting of any shares of capital stock of Royal Caribbean, unless such Stockholder will have the Voting Power and Blocking Power with respect to such stock and delivers to P&O Princess immediately after such purchase or acquisition an irrevocable proxy substantially in the form attached hereto as Exhibit C with respect to such New Shares. Each of the Stockholders also severally agrees that any New Shares acquired or purchased by him or her shall be subject to the terms of this Agreement to the same extent as if they constituted Shares.

8.   FIDUCIARY DUTIES

     Nothing contained in Section 4 or Section 5 of this Agreement shall restrict any director of Royal Caribbean from taking any action as a director if such director reasonably determines in good faith after consultation with outside legal counsel that the failure to take such action would result in a breach of such director's fiduciary duties to the stockholders of Royal Caribbean

9.   ROYAL CARIBBEAN STOCKHOLDERS AGREEMENT

     Each of the Stockholders party to the Royal Caribbean Stockholders Agreement agree with the other party thereto that the execution, delivery and performance of this Agreement in no way constitutes a breach or violation of, or default under, the Royal Caribbean Stockholders Agreement.

10. SEVERAL OBLIGATIONS

     The obligations of each Stockholder under this Agreement are several and not joint obligations.

11. SPECIFIC PERFORMANCE

     Each party hereto agrees that if any other the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or equity.

12. ENTIRE AGREEMENT

     This Agreement (including the exhibits hereto) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements or undertakings with respect thereto, both written and oral.

13. AMENDMENTS AND WAIVERS

     Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment by all parties hereto, or in the case of a waiver, by the party or parties against whom the waiver is to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

14. NOTICES

     All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by telecopy or like transmission and on the next business day when sent by Federal Express, Express Mail or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    If to P&O Princess:

    P&O Princess Cruises plc
    77 New Oxford Street
    London WC1A 1PP
    Attention: Chief Executive Officer
    Facsimile: (44) 20 7805-1240

    With a copy, which shall not constitute notice, to:

    Sullivan & Cromwell
    125 Broad Street
    New York, New York 10004
    Attention: Duncan C. McCurrach
    Facsimile: (212) 558-3588

     If to a Stockholder, to the address or telecopy number set forth for such Stockholder on the signature page hereof.

    With a copy, which shall not constitute notice, to:
    Royal Caribbean Cruises Ltd
    1050 Caribbean Way
    Miami, Florida 33132
    Attention: Chairman and Chief Executive Officer
    Facsimile: (305) 539-0562

or to such other Persons on addresses as may be designated in writing by the party to receive such notice as provided above.

GOVERNING LAW

     EACH OF THIS AGREEMENT AND EACH PROXY REQUIRED HEREBY SHALL BE DEEMED TO BE MADE IN, AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO CONTRACTS MADE AND TO BE PERFORMED WHOLLY IN SUCH STATE.

15. VENUE

     The parties hereby irrevocably submit to the exclusive jurisdiction of the Federal courts of the United States of America located in the Borough of Manhattan, New York State in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents governed by New York law referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 14 of this Agreement or in such other manner as may be permitted by law shall be valid and sufficient service thereof.

16. WAIVER OF JURY TRIAL

     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (2) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (3) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (4) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 17 AND SECTION 16.

17. SEVERABILITY

     If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be effected, impaired or invalidated so long as the legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

18. COUNTERPARTS

     This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, with the same effect as if the signature, thereto and hereto were upon the same instrument.

19. TERMINATION

     This Agreement shall terminate upon the earliest to occur of (i) the approval of the Transactions by the Royal Caribbean Requisite Vote, (ii) the termination of the Implementation Agreement and (iii) the date specified in a written agreement duly executed and delivered by P&O Princess and each of the Stockholders.

20. FURTHER ASSURANCES

     Each party hereto shall execute and deliver such further instruments and do such further acts and things as may be required to carry out the intent and purpose of this Agreement.

21. HEADINGS; RECITALS

     All Section headings and the recitals herein are for ease of reference only and shall not form a part of this Agreement.

22. THIRD PARTY BENEFICIARIES

     Nothing in this Agreement, express or implied, is intended to confer upon any third party any rights or remedies of any nature whatsoever under or by reason of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

                                          P&O PRINCESS CRUISES PLC

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:

                                          THE STOCKHOLDERS:

                                          A. WILHELMSEN AS

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title: Attorney-in-Fact
                                              Address:
                                              Facsimile:

                                          CRUISE ASSOCIATES

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:
                                              Address:
                                              Facsimile:

                                          MONUMENT CAPITAL CORPORATION

                                          By:
                                          --------------------------------------
                                              Name:
                                              Title:
                                              Address:
                                              Facsimile:

                                                                     (EXHIBIT A)

                                  THE COMPANY

                              LIST OF STOCKHOLDERS

                            NAME                              NUMBER OF SHARES
                            ----                              ----------------
A. Wilhelmsen AS............................................
Cruise Associates...........................................
Monument Capital Corporation................................

                                                                     (EXHIBIT B)

                                 FORM OF PROXY

     The undersigned, for consideration received, hereby appoints Peter Ratcliffe, Nicholas Luff and Simon Pearce or another representative of P&O Princess Cruises plc designated by any of them and each of them my proxies, with power of substitution and resubstitution, (i) to vote all shares of Common Stock, par value $0.01 per share, of Royal Caribbean Cruises Ltd., a Liberian corporation (ROYAL CARIBBEAN), owned by the undersigned (the SHARES) as of the date hereof at any meeting of the holders of capital stock of Royal Caribbean held on or after the date hereof and at any adjournment or postponement thereof at which such matters are voted upon or considered FOR approval and adoption of the Implementation Agreement, dated as of November 19, 2001 (the IMPLEMENTATION AGREEMENT), by and between Royal Caribbean and P&O Princess Cruises plc, a public limited company formed under the laws of England and Wales (P&O PRINCESS), and the transactions contemplated thereby, including the Royal Caribbean Amended Articles (as defined in the Implementation Agreement) (collectively, the TRANSACTIONS), and AGAINST (a) any action or agreement that would compete with, impede, interfere with or discourage the Transactions or inhibit the timely consummation of the Transactions or (b) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the Implementation Agreement or, (c) except for the Transactions and the Implementation Agreement, any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of or involving Royal Caribbean or any of its Significant Subsidiaries, and (ii) to withhold consents with respect to such Shares for (a) any action or agreement that would compete with, impede, interfere with or discourage the Transactions or inhibit the timely consummation of the Transactions, (b) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the Implementation Agreement or, (c) except for the Transactions and the Implementation Agreement, any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of Royal Caribbean or any of its Significant Subsidiaries. This proxy is coupled with an interest, revokes all prior proxies granted by the undersigned and is irrevocable until such time as the Voting Agreement, dated as
of November      , 2001, among certain stockholders of Royal Caribbean,
including the undersigned, and P&O Princess, terminates in accordance with its terms.

                                                              Dated       , 2001


                                          --------------------------------------
                                                      (Signature of Stockholder)


                                          --------------------------------------
                                                      (Signature of Stockholder)


                                          --------------------------------------
                                                      (Signature of Stockholder)

                                                                     (EXHIBIT C)

                                 FORM OF PROXY

     The undersigned, for consideration received, hereby appoints Peter Ratcliffe, Nicholas Luff and Simon Pearce and another representative of P&O Princess designated by any of them and each of them my proxies, with power of substitution and resubstitution, (i) to vote the [insert number and type of shares] of Royal Caribbean Cruises Ltd., a Liberian corporation (ROYAL CARIBBEAN), (the NEW SHARES), purchased or otherwise acquired by the undersigned, or for which the undersigned has voluntarily acquired the right to vote or share in the voting of such shares, since the execution of the Voting
Agreement, dated as of November      , 2001 (the VOTING AGREEMENT), by and among
certain stockholders of Royal Caribbean, including the undersigned, and P&O Princess Cruises plc, a public limited company formed under the laws of England and Wales (P&O PRINCESS), at any meeting of the holders of capital stock of Royal Caribbean to be held on or after the date hereof and at any adjournment or postponement thereof at which such matters are voted upon or considered FOR approval and adoption of (a) the Implementation Agreement, dated as of November 19, 2001 (the IMPLEMENTATION AGREEMENT), by and between Royal Caribbean and P&O Princess and the transactions contemplated thereby, including the Royal Caribbean Amended Articles (as defined in the Implementation Agreement) (collectively, the TRANSACTIONS), and AGAINST (a) any action or agreement that would compete with, impede, interfere with or discourage the Transactions or inhibit the timely consummation of the Transactions or (b) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of or involving Royal Caribbean under the Implementation Agreement or, (c) except for the Transactions and the Implementation Agreement, any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of or involving Royal Caribbean or any of its Significant Subsidiaries and (ii) to withhold consents with respect to such New Shares for (a) any action or agreement that would compete with, impede, interfere with or tend to discourage the Transactions or inhibit the timely consummation of the Transactions or (b) any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of Royal Caribbean under the Implementation Agreement or, (c) except for the Transactions and the Implementation Agreement, any merger, consolidation, business combination, dual listed company transaction, reorganization, recapitalization, liquidation or sale or transfer of any material assets of or involving Royal Caribbean or any of its Significant Subsidiaries. This proxy is coupled with an interest, revokes all prior proxies granted by the undersigned and is irrevocable until such time
as the Voting Agreement, dated as of November      , 2001, among certain
Stockholders of Royal Caribbean, including the undersigned, and P&O Princess, terminates in accordance with its terms.

                                                         Dated        , 200


                                          --------------------------------------
                                                      (Signature of Stockholder)


                                          --------------------------------------
                                                      (Signature of Stockholder)


                                          --------------------------------------
                                                      (Signature of Stockholder)

                                                                         ANNEX B

                             ARTICLES OF AMENDMENT
                                     TO THE
                           ARTICLES OF INCORPORATION
                                       OF
                          ROYAL CARIBBEAN CRUISES LTD.

                               UNDER SECTION 9.5
                        OF THE BUSINESS CORPORATION ACT
                           OF THE REPUBLIC OF LIBERIA

     The undersigned, the duly authorized [President][Vice President] and [Secretary][Assistant Secretary] of Royal Caribbean Cruises Ltd. (the "Corporation"), for the purposes of amending the Articles of Incorporation, do hereby certify as follows:

1. The Articles of Incorporation of Royal Caribbean Cruises Ltd. (which was formed under the name of Royal Caribbean Corp.) were filed with the Minister of Foreign Affairs on July 23, 1985.

2. The Articles of Amendment of the Corporation are hereby amended in their entirety as follows:


FIRST                  Corporate Name
                       The name of the Corporation shall be:
                       "Royal Caribbean Cruises Ltd."

SECOND                 Duration
                       The duration of the Corporation shall be perpetual.

THIRD                  Corporation Purposes
                       The purpose of the Corporation is to engage in any lawful
                       act or activity for which corporations may now or hereafter be organized under the Business Corporation Act of the
                       Republic of Liberia (the "Business Corporation Act"), and
                       the Corporation shall have the power to engage in such acts and activities; provided, however, that the Corporation
                       shall at all times be a "Non-resident domestic corporation"
                       within the meaning of the Business Corporation Act. The
                       Corporation shall have the power without any requirement to obtain prior shareholder approval to give guarantees of the indebtedness or obligations of related or unrelated persons deemed by the Board of Director to be in furtherance of its corporate purpose and to secure any such guarantee or any
                       other obligations by the creation of any security interest in all or any part of its property or any interest therein
                       (and for these purposes, the corporate purposes of the
                       Corporation shall include any and all lawful acts and
                       activities for which corporations may be organized under the
                       Business Corporation Act), and it shall not be necessary to seek or obtain the authorization of the shareholders of the
                       Corporation for the giving of any guarantee, indemnity or
                       security in furtherance of any of its corporate purposes.
                       Without limiting the generality of the foregoing, the
                       Corporation shall have the power to take all such actions as the Board of Directors shall determine are necessary or
                       desirable to carry out the transactions contemplated by the
                       Equalization Agreement, the Voting Agreement and the Royal
                       Caribbean Deed Poll Guarantee.

FOURTH                 Registered Address and Agent
                       The registered address of the Corporation in Liberia shall be 80 Broad Street, Monrovia, Liberia. The name of the
                       Corporation's registered agent at such address shall be The
                       LISCR Trust Company.

FIFTH                  Capitalization
                       The total number of shares of all classes of stock which the
                       Corporation shall have authority to issue is five hundred
                       twenty million one (520,000,001) registered shares, par
                       value US$0.01 per share, comprised of five hundred million
                       (500,000,000) registered shares of common stock, par value
                       US$0.01 per share ("Common Stock"), twenty million
                       (20,000,000) registered shares of preferred stock, par value
                       US$0.01 per share ("Preferred Stock"), with such preferred stock being divided into such classes and series as shall be authorized by the Board of Directors, and one (1) share of special voting stock, par value US$0.01 per share (such
                       share of special voting stock, the "Royal Caribbean Special
                       Voting Share").

                       The preferences, limitations and relative rights of the Common Stock, the Preferred Stock and the Royal Caribbean
                       Special Voting Share are as follows:

                       (a)   Common Stock: All shares of the Common Stock shall
                       have the same rights, powers, preferences and privileges and shall rank equally, share ratably and be identical in all
                       respects as to all matters, including rights upon
                       liquidation and distribution of the assets of the
                       Corporation and in respect of rights to dividends and other distributions, when and as declared. The rights appertaining to the Common Stock shall at all times be subject to the
                       rights that are created in shares of Preferred Stock.

                       (b)   Preferred Stock: The Board of Directors may authorize
                       by resolution or resolutions from time to time the issuance of one or more classes or series of Preferred Stock and fix the designations, powers, preferences and relative,
                       participating, optional or other rights (including rights
                       respecting conversion, exchange or redemption) and the
                       qualifications, limitations or other restrictions thereof
                       (including restrictions respecting conversion, exchange or redemption) with respect to each such class or series of
                       Preferred Stock, and the number of shares constituting each such class or series. Unless otherwise provided in any such resolution or resolutions, the number of shares of Preferred
                       Stock of any such series to which such resolution or
                       resolutions apply may be increased (but not above the total number of authorized shares of the class) or decreased (but not below the number of shares thereof then outstanding) by a resolution or resolutions likewise adopted by the Board of
                       Directors, and the Board of Directors may otherwise increase or decrease the number of shares of any such class or series to the extent permitted by the Business Corporation Act.

                       (c)   Royal Caribbean Special Voting Share: (1) The Royal
                       Caribbean Special Voting Share shall confer on the holder of such share the relevant rights and obligations set out in
                       these Articles of Incorporation. The Royal Caribbean Special
                       Voting Share shall cease to confer any right to attend or
                       vote at any meeting of the shareholders of the Corporation if either the Equalization Agreement is terminated or if a resolution to terminate the Voting Agreement is approved as a Class Rights Action.

                       (2) The Royal Caribbean Special Voting Share shall have the following voting rights:

                       (A)  In relation to a resolution of the Corporation to
                            approve a Joint Electorate Action at any meeting of the
                            shareholders of the Corporation, the Royal Caribbean
                            Special Voting Share shall carry:

                            (i)    such number of votes in favor of the resolution as
                                   were cast in favor of the Equivalent Resolution at the
                                   Parallel Shareholder Meeting of P&O Princess by
                                   holders of P&O Princess Ordinary Shares and
                                   Other Voting Shares of P&O Princess;

                            (ii)   such number of votes against the resolution as were
                                   cast against the Equivalent Resolution at the Parallel
                                   Shareholder Meeting of P&O Princess by holders
                                   of P&O Princess Ordinary Shares and Other Voting
                                   Shares of P&O Princess; and

                             (iii)  such number of abstentions as were
                             recorded as abstentions from the Equivalent
                             Resolution at the Parallel Shareholder Meeting of P&O Princess by holders of P&O Princess Ordinary Shares and Other Voting Shares of P&O Princess;

                             in each case multiplied by the Equalization
                             Fraction in effect at the time such meeting of the shareholders of the Corporation is held and in each case rounded up to the nearest whole number, such votes to be cast by the holder of the Royal Caribbean Special Voting Share in accordance with the above provisions.

                       (B) In relation to a resolution of the Corporation to approve a Class Rights Action at any meeting of the shareholders of the Corporation, the Royal Caribbean Special Voting Share shall carry:

                             (i) if the Equivalent Resolution is approved by the requisite majority (as determined in accordance with the P&O Princess Articles and Applicable Regulations) of the holders of P&O Princess Ordinary Shares and Other Voting Securities of P&O Princess at the Parallel Shareholder Meeting of P&O Princess, no votes; and

                             (ii) if the Equivalent Resolution is not approved by the requisite majority (as determined in accordance with the P&O Princess Articles and Applicable Regulations) of the holders of P&O Princess Ordinary Shares and Other Voting Shares of P&O Princess at the Parallel Shareholder Meeting of P&O Princess, such number of votes as are necessary to defeat the resolution with respect to such Class Rights Action, such votes to be cast by the holder of the Royal Caribbean Special Voting Share against such resolution.

                       (C) Except as set forth above, the Special Voting Share shall not be entitled to vote on any matter submitted to the shareholders of the Corporation.

                       (3) The rights and obligations attaching to the Royal Caribbean Special Voting Share may be amended or modified by a resolution approved as a Class Rights Action; provided that where the proposed amendment or modification increases the obligations of the holder of the Royal Caribbean Special Voting Share, such amendment or modification shall also require the consent of the holder of the Royal Caribbean Special Voting Share.

                       (4) Notwithstanding anything to the contrary in these Articles of Incorporation, the Corporation's By-Laws or any other agreement, under no circumstances shall the Royal Caribbean Special Voting Share be entitled to any rights upon Liquidation and distribution of assets of the Corporation or rights with respect to dividends or other Distributions by the Corporation to its shareholders.

SIXTH                  Address of Incorporator
                       The name and mailing address of each incorporator of these Articles of Incorporation and the number of shares of stock subscribed by each incorporator is:

                                                                                     NO. OF SHARES OF
                      NAME                                 POST OFFICE ADDRESS    COMMON STOCK SUBSCRIBED
                      ----                                 -------------------    -----------------------

                      S. B. Goweh                            80 Broad Street                 One

SEVENTH                Board of Directors
                       (a)   The number of directors constituting the Board of
                       Directors shall be as setforth in the Corporation's By-Laws.
                       Directors shall be elected as provided in the Corporation's
                       By-Laws. All directors shall have equal standing and have
                       equal voting powers.

                       (b)   Each director of the Corporation shall also consent to
                       serve, and be properly appointed, as a director of P&O
                       Princess in order to qualify to serve as a director of the
                       Corporation. Directors may be of any nationality and need
                       not be residents or citizens of Liberia or shareholders. No corporation may be appointed or elected a director of the
                       Corporation.

EIGHTH                 Amendments to Articles of Incorporation and By-Laws
                       (a)   Subject to subsections (b) and (c) of this Article
                       EIGHTH, any amendment to these Articles of Incorporation
                       shall require approval as a Joint Electorate Action;
                       provided that no amendment to these Articles of
                       Incorporation may be effected unless a majority of all votes entitled to be cast with respect thereto (including votes
                       entitled to be cast by the Royal Caribbean Special Voting
                       Share) have been voted in favor of such amendment at a
                       meeting of the shareholders of the Corporation.

                       (b)   Any amendment to the Royal Caribbean Entrenched
                       Articles shall require approval as a Class Rights Action;
                       provided that no amendment to these Articles of
                       Incorporation may be effected unless a majority of all votes entitled to be cast with respect thereto (including votes
                       entitled to be cast by the Royal Caribbean Special Voting
                       Share) have been voted in favor of such amendment at a
                       meeting of the shareholders of the Corporation.

                       (c) Notwithstanding the foregoing, any amendment of these Articles of Incorporation (i) to specify or change the location of the office or registered agent of the Corporation, or (ii) to make, revoke or change the designation of a registered agent, or to specify or change the registered agent, may be approved and effected by the Board of Directors without the approval of the shareholders of the Corporation or the shareholders of P&O Princess.

                       (d)   Any amendment to or repeal of the Royal Caribbean
                       Entrenched By-Laws shall require approval as a Class Rights
                       Action.

                       (e)   Any amendment to or repeal of any By-Law of the
                       Corporation other than any of the Royal Caribbean Entrenched
                       By-Laws may be approved and effected by the Board of
                       Directors without the approval of the shareholders of the
                       Corporation or the shareholders of P&O Princess.

NINTH                  Indemnification
                       (a)   A director of the Corporation shall not be liable to
                       the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

                       (b)   (1)   Each person (and the heirs, executors or
                       administrators of such person) who was or is a party to or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the
                       request of the Corporation as a director or officer of
                       another corporation, partnership, joint venture, trust or
                       other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Liberian law. The right to indemnification conferred in this Article
                       NINTH shall also include the right to be paid by the
                       Corporation the expenses incurred in connection with any
                       such proceeding in advance of its final disposition to the fullest extent permitted by Liberian law. The right to
                       indemnification conferred in this Article NINTH shall be a contract right.

                       (2) The Corporation may, by action of the Board of Directors, provide indemnification to such of the employees and agents of the Corporation to such extent and to such effect as the Board of Directors shall determine to be appropriate and permitted by Liberian law.

                       (c)   The Corporation shall have power to purchase and
                       maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a
                       director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise
                       against any expense, liability or loss incurred by such
                       person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under Liberian law.

                       (d)   The rights and authority conferred in this Article
                       NINTH shall not be exclusive of any other right which any person may otherwise have or hereafter acquire.

                       (e)   Neither the amendment nor repeal of this Article NINTH
                       nor the adoption or any provision of the Articles of
                       Incorporation or the By-Laws of the Corporation, nor, to the
                       fullest extent permitted by Liberian law, any modification or repeal of law, shall eliminate or reduce the effect of
                       this Article NINTH in respect of any acts or omissions
                       occurring prior to such amendment, repeal, adoption or
                       modification.

                       (f)   The indemnification and advancement of expenses
                       provided by, or granted pursuant to, this Article NINTH
                       shall, unless otherwise provided when authorized or ratified under subsection (b)(2) hereof, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and
                       administrators of such a person.

                       (g)   A member of the Board of Directors, or a member of any
                       committee designated by the Board of Directors, shall, in
                       the performance of his duties, be fully protected in relying in good faith upon the records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation's officers or employees, or committees of the Board of Directors, or by
                       any other person as to matters the member reasonably
                       believes are within such other person's professional or
                       expert competence and who has been selected with reasonable care by or on behalf of the Corporation. In discharging
                       their duties, directors and officers, when acting in good
                       faith, may rely upon financial statements of the Corporation represented to them to be correct by the chief financial
                       officer or the controller or other officer of the
                       Corporation having charge of its books or accounts, or
                       stated in a written report by an independent public or
                       certified public account or firm of such accountants fairly to reflect the financial condition of the Corporation.

TENTH                  Restrictions on Transfer
                       (a)   Restriction of Transfers and Other Events
                       Except as provided in Article TENTH (g) hereof, from the
                       Section 883 Amendment Date until the Restriction Termination
                       Date: (1) no Person (other than a Qualifying Holder or an
                       Existing Holder) shall Beneficially Own Shares in excess of the Ownership Limit; (2) any Transfer that, if effective,
                       would result in any Person (other than a Qualifying Holder or an Existing Holder) Beneficially Owning Shares in excess of the Ownership Limit shall be void ab initio as to the
                       Transfer of that number of Shares which would be otherwise
                       Beneficially Owned by such Person in excess of the Ownership
                       Limit and the intended transferee shall acquire no rights in such Shares in excess of the Ownership Limit; and (3) any
                       Transfer of Shares (other than a Transfer to a Qualifying
                       Holder) that, if effective, would result in the Corporation being "closely held" within the meaning of Section 883 of
                       the Code and the regulations promulgated thereunder shall be void ab initio as to the Transfer of that number of Shares which would cause the Corporation to be "closely held"
                       within the meaning of Section 883 of the Code and the
                       regulations promulgated thereunder and the intended
                       transferee shall acquire no rights in such Shares.

                       (b)   Excess Shares.
                       (1)   If, notwithstanding the other provisions contained in
                       these Articles of Incorporation, at any time from the
                       Section 883 Amendment Date until the Restriction Termination
                       Date, there is a purported Transfer or other event such that any Person (other than a Qualifying Holder or an Existing
                       Holder) would Beneficially Own Shares in excess of the
                       Ownership Limit, then, except as otherwise provided in
                       Article TENTH (g) hereof, such Shares which would be in
                       excess of the Ownership Limit (rounded up to the nearest
                       whole share), shall automatically be designated as Excess
                       Shares (without reclassification), as further described in
                       Article TENTH (b) (2) hereof. The designation of such Shares as Excess Shares shall be effective as of the close of
                       business on the business day prior to the date of the
                       Transfer or other event. If, after designation of such
                       Shares owned directly by a Person as Excess Shares, such
                       Person still owns Shares in excess of the applicable
                       Ownership Limit, Shares Beneficially Owned by such Person
                       constructively in excess of the Ownership Limit shall be
                       designated as Excess Shares until such Person does not own
                       Shares in excess of the applicable Ownership Limit. Where
                       such Person owns Shares constructively through one or more
                       Persons and the Shares held by such other Persons must be
                       designated as Excess Shares, the designation of Shares held by such other Persons as Excess Shares shall be pro rata.

                       (2)   If, notwithstanding the other provisions contained in
                       these Articles of Incorporation, at any time from the
                       Section 883 Amendment Date until the Restriction Termination
                       Date, there is a purported Transfer (other than a Transfer to a Qualifying Holder) which, if effective, would cause the
                       Corporation to become "closely held" within the meaning of
                       Section 883 of the Code and regulations promulgated
                       thereunder, then, except as otherwise provided in Article
                       TENTH (g) hereof, the Shares being Transferred and which
                       would cause, when taken together with all other Shares, the
                       Corporation to be "closely held" within the meaning of
                       Section 883 of the Code and the regulations promulgated
                       thereunder (rounded up to the nearest whole share) shall
                       automatically be designated as Excess Shares (without
                       reclassification). The designation of such Shares as Excess
                       Shares shall be effective as of the close of business on the business day prior to the date of the Transfer.

                       (c)   Remedies for Breach.
                       If the Board of Directors or their designees shall at any
                       time determine in good faith that a purported Transfer or
                       other event has taken place in violation of Article TENTH
                       (a) hereof or that a Person intends to acquire or has
                       attempted to acquire Beneficial Ownership of any Shares in violation of Article TENTH (a) hereof, the Board of
                       Directors or their designees may take such action as they
                       deem advisable to refuse to give effect to or to prevent
                       such Transfer or other event, including, but not limited to, refusing to give effect to such Transfer or other event on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event or transaction; provided however, that any Transfers or attempted Transfers (or, in the case of events other than a Transfer, Beneficial
                       Ownership) in violation of Article TENTH (a) hereof shall be void ab initio and automatically result in the designation and treatment described in Article TENTH (b) hereof,
                       irrespective of any action (or non-action) by the Board of
                       Directors or their designees.

                       (d)   Notice of Restricted Transfer.
                       Any Person who acquires or attempts to acquire Shares in
                       violation of Article TENTH (a) hereof, or any Person who is a purported transferee such that Excess Shares result under
                       Article TENTH (b) hereof, shall immediately give written
                       notice to the Corporation of such Transfer, attempted
                       Transfer or other event and shall provide to the Corporation such other information as the Corporation may request in
                       order to determine the effect, if any, of such Transfer or attempted Transfer or other event on the Corporation's
                       status as qualifying for exemption from taxation on gross
                       income from the international operation of a ship or ships within the meaning of Section 883 of the Code.

                       (e)   Exclusion.
                       The restrictions set forth in Article TENTH (a) shall not apply to any Shares with respect to which such restrictions are prohibited pursuant to applicable provisions of the corporation laws of the Corporation's jurisdiction of incorporation.

                       (f)   Remedies Not Limited.
                       Subject to Article TENTH (j) hereof, nothing contained in
                       these Articles of Incorporation shall limit the authority of the Board of Directors to take such other action as they
                       deem necessary or advisable to protect the interests of the
                       Corporation's shareholders by preservation of the
                       Corporation's status as exempt from taxation on gross income from the international operation of a ship or ships within the meaning of Section 883 of the Code and to ensure
                       compliance with the Ownership Limit.

                       (g)   Exception.
                       The Board of Directors upon receipt of a ruling from the
                       Internal Revenue Service or an opinion of tax counsel,
                       satisfactory to them in their sole and absolute discretion, in each case to the effect that the Corporation's status as exempt from taxation on gross income from the international operation of a ship or ships within the meaning of Section
                       883 of the Code will not be jeopardized or worsened, may
                       exempt a Person (or may generally exempt any class of
                       Persons) or any class of Shares from the Ownership Limit if the Board of Directors, in its sole discretion, ascertains that such Person's (or Persons') Beneficial Ownership of
                       Shares or the Beneficial Ownership of such class of Shares will not jeopardize or worsen the Corporation's status as
                       exempt from taxation on gross income from the international operation of a ship or ships within the meaning of Section
                       883 of the Code. The Board of Directors may require
                       representations and undertakings from such Person or Persons as are necessary to make such determination.

                       (h)   Legend.
                       After the Section 883 Amendment Date, and prior to the Restriction Termination Date, each certificate for the Shares shall bear the following legend:

                       The Shares represented by this certificate are subject to
                       restrictions on transfer. Unless excepted by the Board of
                       Directors or exempted by the terms of the Articles of
                       Incorporation of Royal Caribbean Cruises Ltd., no Person may
                       (1) Beneficially Own Shares in excess of 4.9% of the
                       outstanding Shares, by value, vote or number, determined as provided in the Articles of Incorporation of Royal Caribbean
                       Cruises Ltd., and computed with regard to all outstanding
                       Shares and, to the extent provided by the Code, all Shares issuable under existing options and exchange rights that
                       have not been exercised; or (2) Transfer Shares which would result in the Corporation being "closely held". Unless so
                       excepted, any acquisition of Shares and continued holding of ownership constitutes a continuous representation of
                       compliance with the above limitations, and any Person who
                       attempts to Beneficially Own Shares in excess of the above limitations has an affirmative obligation to notify the
                       Corporation immediately upon such attempt. If the
                       restrictions on transfer are violated, the transfer will be void ab initio and the Shares represented hereby will be
                       designated and treated as Excess Shares that will be held in trust. Excess Shares may not be transferred at a profit and may be purchased by the Corporation. In addition, certain
                       Beneficial Owners must give written notice as to certain
                       information on demand and on exceeding certain ownership
                       levels. All terms not defined in this legend have the
                       meanings provided in the Articles of Incorporation of Royal
                       Caribbean Cruises Ltd. The Corporation will mail without
                       charge to any requesting shareholder a copy of the Articles of Incorporation, including the express terms of each class and series of the authorized Shares of the Corporation,
                       within five (5) days after receipt by the Secretary of the
                       Corporation of a written request therefor.

                                       B-7
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                       (i)   Severability.
                       If any provision of Articles TENTH or ELEVENTH or any
                       application of any such provision is determined to be
                       invalid by any Liberian court or United States federal or
                       state court having jurisdiction over the issues, the
                       validity of the remaining provisions shall not be affected, and other applications of such provision shall be affected only to the extent necessary to comply with the
                       determination of such court.

                       (j)   New York Stock Exchange and Oslo Stock Exchange
                       Transactions.
                       Nothing in these Articles of Incorporation shall preclude
                       the settlement of any transaction entered into through the facilities of the New York Stock Exchange or the Oslo Stock
                       Exchange. The fact that the settlement of any transaction
                       occurs shall not negate the effect of any other provision of these Articles of Incorporation and any transferee in such a transaction shall be subject to all the provisions and
                       limitations set forth in these Articles of Incorporation.

ELEVENTH               Excess Shares
                       (a)   Ownership in Trust.
                       Upon any purported Transfer or other event that results in
                       Excess Shares pursuant to Article TENTH (b) hereof, such
                       Excess Shares shall be deemed to have been transferred to
                       the Excess Share Trustee, as trustee of the Excess Share
                       Trust, for the benefit of the Charitable Beneficiary
                       effective as of the close of business on the business day
                       prior to the date of the Transfer or other event. Excess
                       Shares so held in trust shall be issued and outstanding
                       shares of the Corporation. The Purported Record Transferee or Purported Record Holder shall have no rights in such
                       Excess Shares. The Purported Beneficial Transferee or
                       Purported Beneficial Holder shall have no rights in such
                       Excess Shares except as provided in Article ELEVENTH (c) or
                       (e). The Excess Share Trustee may resign at any time so long as the Corporation shall have appointed a successor trustee.
                       The Excess Share Trustee shall, from time to time, designate one or more charitable organization or organizations as the
                       Charitable Beneficiary.

                       (b)   Dividend Rights.
                       Excess Shares shall be entitled to the same dividends
                       determined as if the designation of Excess Shares had not
                       occurred. Any dividend or distribution paid prior to the
                       discovery by the Corporation that the Shares have been
                       designated as Excess Shares shall be repaid to the Excess
                       Share Trust upon demand. Any dividend or distribution
                       declared but unpaid shall be paid to the Excess Share Trust.
                       All dividends received or other income earned by the Excess
                       Share Trust shall be paid over to the Charitable
                       Beneficiary.

                       (c)   Rights Upon Liquidation.
                       Upon liquidation, dissolution or winding up of the
                       Corporation, the Purported Beneficial Transferee or
                       Purported Beneficial Holder shall receive, for each Excess
                       Share, the lesser of (1) the amount per share of any
                       distribution made upon liquidation, dissolution or winding up or (2) (x) in the case of Excess Shares resulting from a purported Transfer, the price per share of the Shares in the transaction that created such Excess Shares (or, in the case of the devise, gift or other similar event, the Market Price of such Shares on the date of such devise, gift or other
                       similar event) or (y) in the case of Excess Shares resulting from an event other than a purported Transfer, the Market
                       Price of the Shares on the date of such event. Any amounts received in excess of such amount shall be paid to the
                       Charitable Beneficiary.

                                       B-8
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                       (d)   Voting Rights.
                       The Excess Share Trustee shall be entitled to vote the
                       Excess Shares on behalf of the Charitable Beneficiary on any matter. Subject to Liberian law, any vote cast by a
                       Purported Record Transferee with respect to the Excess
                       Shares prior to the discovery by the Corporation that the
                       Excess Shares were held in trust will be rescinded ab
                       initio; provided however, that if the Corporation has
                       already taken irreversible action with respect to a merger, reorganization, sale of all or substantially all the assets, dissolution of the Corporation or other action by the
                       Corporation, then the vote cast by the Purported Record
                       Transferee shall not be rescinded. The purported owner of
                       the Excess Shares will be deemed to have given an
                       irrevocable proxy to the Excess Share Trustee to vote the
                       Excess Shares for the benefit of the Charitable Beneficiary.

                       Notwithstanding the provisions of these Articles of
                       Incorporation, until the Corporation has received
                       notification that Excess Shares have been transferred into an Excess Share Trust, the Corporation shall be entitled to rely on its share transfer and other shareholder records for purposes of preparing lists of shareholders entitled to vote at meetings, determining the validity and authority of
                       proxies and otherwise conducting votes of shareholders.

                       (e)   Restrictions on Transfer; Designation of Excess Share
                       Trust Beneficiary.
                       Excess Shares shall be transferable only as provided in this
                       Article ELEVENTH (e). At the direction of the Board of
                       Directors, the Excess Share Trustee shall transfer the
                       Excess Shares held in the Excess Share Trust to a Person or
                       Persons (including, without limitation, the Corporation
                       under Article ELEVENTH (f) below) whose ownership of such
                       Shares shall not violate the Ownership Limit or otherwise
                       cause the Corporation to become "closely held" within the
                       meaning of Section 883 of the Code within 180 days after the later of (i) the date of the Transfer or other event which resulted in Excess Shares and (ii) the date the Board of
                       Directors determines in good faith that a Transfer or other event resulting in Excess Shares has occurred, if the
                       Corporation does not receive a notice of such Transfer or
                       other event pursuant to Article TENTH (d) hereof. If such a transfer is made, the interest of the Charitable Beneficiary shall terminate, the designation of such Shares as Excess
                       Shares shall thereupon cease and a payment shall be made to the Purported Beneficial Transferee, Purported Beneficial
                       Holder and/or the Charitable Trustee as described below. If the Excess Shares resulted from a purported Transfer, the
                       Purported Beneficial Transferee shall receive a payment from the Excess Share Trustee that reflects a price per share for such Excess Shares equal to the lesser of (A) the price per share received by the Excess Share Trustee and (B) (x) the price per share such Purported Beneficial Transferee paid
                       for the Shares in the purported Transfer that resulted in
                       the Excess Shares, or (y) if the Purported Beneficial
                       Transferee did not give value for such Excess Shares
                       (through a gift, devise or other similar event) a price per share equal to the Market Price of the Shares on the date of the purported Transfer that resulted in the Excess Shares.
                       If the Excess Shares resulted from an event other than a
                       purported Transfer, the Purported Beneficial Holder shall
                       receive a payment from the Excess Share Trustee that
                       reflects a price per share of Excess Shares equal to the
                       lesser of (A) the price per share received by the Excess
                       Share Trustee and (B) the Market Price of the Shares on the
                       date of the event that resulted in Excess Shares. Prior to any transfer of any interest in the Excess Share Trust, the
                       Corporation must have waived in writing its purchase rights, if any, under Article ELEVENTH (f) hereof. Any funds
                       received by the Excess Share Trustee in excess of the funds payable to the Purported Beneficial Holder or the Purported
                       Beneficial Transferee shall be paid to the Charitable
                       Beneficiary. The Corporation shall pay the costs and
                       expenses of the Excess Share Trustee.

                                       B-9
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                       Notwithstanding the foregoing, if the provisions of this
                       Article ELEVENTH (e) are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the Purported Beneficial Transferee or Purported
                       Beneficial Holder of any shares of Excess Shares may be
                       deemed, at the option of the Corporation, to have acted as an agent on behalf of the Corporation in acquiring or
                       holding such Excess Shares and to hold such Excess Shares on behalf of the Corporation.

                       (f)   Purchase Right in Excess Shares.
                       Excess Shares shall be deemed to have been offered for sale by the Excess Share Trustee to the Corporation, or its
                       designee, at a price per Excess Share equal to (i) in the
                       case of Excess Shares resulting from a purported Transfer, the lesser of (A) the price per share of the Shares in the transaction that created such Excess Shares (or, in the case of devise, gift or other similar event, the Market Price of the Shares on the date of such devise, gift or other similar event), or (B) the lowest Market Price of the class of
                       Shares which resulted in the Excess Shares at any time after the date such Shares were designated as Excess Shares and
                       prior to the date the Corporation, or its designee, accepts such offer or (ii) in the case of Excess Shares resulting
                       from an event other than a purported Transfer, the lesser of
                       (A) the Market Price of the Shares on the date of such event or (B) the lowest Market Price for Shares which resulted in the Excess Shares at any time from the date of the event
                       resulting in such Excess Shares and prior to the date the
                       Corporation, or its designee, accepts such offer. The
                       Corporation shall have the right to accept such offer for a period of ninety (90) days after the later of (i) the date of the Transfer or other event which resulted in such Excess
                       Shares and (ii) the date the Board of Directors determines in good faith that a Transfer or other event resulting in
                       Excess Shares has occurred, if the Corporation does not
                       receive a notice of such Transfer or other event pursuant to
                       Article TENTH (d) hereof.

                       (g)   Underwritten Offerings.
                       The Ownership Limit shall not apply to the acquisition of Shares or rights, options or warrants for, or securities convertible into, Shares by an underwriter in a public offering or placement agent in a private offering, provided that the underwriter makes a timely distribution of such Shares or rights, options or warrants for, or securities convertible into, Shares.

TWELFTH                Combined Group Ownership Restrictions
                       (a)   Triggering Acquisition.
                       From the Amendment Date:

                       Subject to Article TWELFTH (b), if any person acquires
                       Ordinary Shares or voting control over Ordinary Shares (an
                       "Acquiring Person") and, after giving effect to such
                       acquisition of Ordinary Shares or voting control over
                       Ordinary Shares, such Acquiring Person, whether solely or
                       together with any person or persons Acting in Concert with such Acquiring Person, holds or exercises voting control
                       over Ordinary Shares which equal or are in excess of the
                       Combined Group City Code Limit (such acquisition of Ordinary
                       Shares or voting control over Ordinary Shares, a "Triggering
                       Acquisition"), then all (x) Ordinary Shares held by the
                       Acquiring Person or over which the Acquiring Person
                       exercises voting control, and (y) Ordinary Shares held by
                       any party or parties Acting in Concert with such Acquiring
                       Person or over which any party or parties Acting in Concert with such Acquiring Person exercise(s) voting control (the
                       "Acquiring Person Attributable Shares") shall automatically be designated as "Combined Group Restricted Shares" for
                       purposes of Articles TWELFTH and THIRTEENTH hereof. For the avoidance of doubt, a Triggering Acquisition can occur more than once, and the provisions set forth in Article TWELFTH
                       (a) and (b) shall apply to every separate Triggering
                       Acquisition or series of Triggering Acquisitions.

                       (b)   Qualifying Takeover Offer.
                       Notwithstanding the provisions of Article TWELFTH (a) above, if:

                                       B-10
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                       (1)   prior to or simultaneously with a Triggering
                       Acquisition, such Acquiring Person has made a Qualifying
                       Takeover Offer (and, in the event that the Qualifying
                       Takeover Offer was made prior to the Triggering Acquisition, such Qualifying Takeover Offer has not been withdrawn,
                       abandoned or terminated prior to or simultaneously with the
                       Triggering Acquisition), or

                       (2)   the circumstances described in clause (1) have not
                       occurred, and such Acquiring Person (x) within 10 days after the date on which the applicable Triggering Acquisition
                       occurs, makes a binding public announcement to commence a
                       Qualifying Takeover Offer, and (y) within 28 days after
                       making the public announcement referred to in the preceding clause (x), commences a Qualifying Takeover Offer;

                       then the Acquiring Person Attributable Shares shall not be designated Combined Group Restricted Shares for purposes of
                       Articles TWELFTH and THIRTEENTH hereof until the earliest to occur of (i) a withdrawal, abandonment or termination of
                       such Qualifying Takeover Offer other than in accordance with its terms, or (ii) any amendment, modification or supplement to the terms of either offer comprising the Qualifying
                       Takeover Offer such that, as amended, modified or
                       supplemented, the offers would not constitute a Qualifying
                       Takeover Offer; provided that immediately upon the earliest to occur of the events described in clauses (i) or (ii),
                       such Acquiring Person Attributable Shares shall be
                       automatically designated as Combined Group Restricted
                       Shares.

                       (c)   Determination of Combined Group Excess Shares.
                       In the event that any Ordinary Shares are designated
                       Combined Group Restricted Shares pursuant to Article TWELFTH
                       (a) or (b):

                       (1)   If the Combined Group Restricted Shares (A) consist
                       entirely of Royal Caribbean Common Shares, and (B) are held by or subject to the voting control of a single person, then all Royal Caribbean Common Shares held by such person or
                       over which such person exercises voting control which cause the Combined Group City Code Limit to be equaled or
                       exceeded, shall automatically be designated as Combined
                       Group Excess Shares for the purposes of Article THIRTEENTH.

                       (2)   If the Combined Group Restricted Shares (A) consist of
                       both Royal Caribbean Common Shares and P&O Princess Ordinary
                       Shares, and (B) are held by or subject to the voting control of a single person, then:

                             (A)  if, after giving effect to the Equalization Ratio, (x)
                             the number of votes represented by such Royal Caribbean
                             Common Shares that could be cast with respect to a
                             Joint Electorate Action exceeds (y) the number of
                             votes represented by such P&O Princess Ordinary Shares
                             that could be cast with respect to a Joint Electorate
                             Action, then all Royal Caribbean Common Shares held by
                             such person or over which such person exercises voting
                             control which cause the Combined Group City Code Limit
                             to be equaled or exceeded shall automatically be
                             designated as Combined Group Excess Shares for the
                             purposes of Article THIRTEENTH; and

                             (B)  if, after giving effect to the Equalization Ratio, (x)
                             the number of votes represented by such Royal Caribbean
                             Common Shares that could be cast with respect to a
                             Joint Electorate Action is less than or equal to (y)
                             the number of votes represented by such P&O Princess
                             Ordinary Shares that could be cast with respect to a
                             Joint Electorate Action, such Royal Caribbean Common
                             Shares shall be automatically be designated as
                             Combined Group Excess Shares for the purposes of
                             Article THIRTEENTH only to the extent that such Royal
                             Caribbean Common Shares would give such person
                             ownership or voting control equal to or in excess of
                             the Combined Group City Code Limit, as if determined
                             without regard to any P&O Princess Ordinary Shares
                             held or subject to the voting control of such person.

                                       B-11
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                       (3)   If the Combined Group Restricted Shares are held by or
                       subject to the voting control of two or more persons Acting in Concert, where:

                             (A)  all or a part of such Combined Group Restricted Shares would all have been designated as Combined Group Excess
                             Shares pursuant to Article TWELFTH (c)(1) had they
                             been held by or subject to the voting control of a
                             single person; or

                             (B)  all or a part of such Combined Group Restricted Shares would have been designated as Combined Group Excess Shares pursuant to Article TWELFTH (c)(2) had they been held
                             by or subject to the voting control of a single
                             person,

                       then such automatic designation as Combined Group Excess
                       Shares for purposes of Article THIRTEENTH shall be made with respect to the same number of Royal Caribbean Common Shares held by or subject to the voting control of such persons
                       Acting in Concert as if they had been held by or subject to the voting control of a single person, such designation to be made on a pro rata basis based on the number of Royal
                       Caribbean Common Shares each such person holds or over which each such person exercises voting control.

                       (d)   Authority of the Board of Directors.
                       The Board of Directors shall have the authority to exercise all rights and powers granted to or vested in the Board of
                       Directors or the Corporation under Articles TWELFTH and
                       THIRTEENTH and to take any action as it deems necessary or advisable to give effect to the provisions of Articles
                       TWELFTH and THIRTEENTH, including the right and power to
                       interpret the provisions of Articles TWELFTH and THIRTEENTH and to make all determinations deemed necessary or advisable to give effect to the provisions of Articles TWELFTH and
                       THIRTEENTH. Without limiting the generality of the
                       foregoing, the Corporation shall expressly have the right to effect or procure a transfer of Royal Caribbean Common
                       Shares (including Combined Group Excess Shares) as described in Articles TWELFTH and THIRTEENTH. In the case of ambiguity in the application of any of the provisions of Articles
                       TWELFTH and THIRTEENTH, the Board of Directors shall, in its absolute discretion, have the power to determine the
                       application of such provisions with respect to any situation based on the facts known to them. All such actions,
                       calculations, interpretations and determinations which are done or made by the Board of Directors in good faith shall be final, conclusive and binding on the Corporation and all other parties. No Director shall be liable for any act or
                       omission pursuant to these Articles TWELFTH and THIRTEENTH if such action was taken in good faith. Any one or more
                       Directors may act as the attorney(s) of any holder of Royal
                       Caribbean Common Shares (including any holder of Combined
                       Group Excess Shares) with respect to the execution of
                       documents and other actions required to be taken for the
                       sale or transfer of Combined Group Excess Shares pursuant to
                       Article THIRTEENTH.

                       (e)   Notice.
                       (1)   Any person whose acquisition of Ordinary Shares or
                       voting control over Ordinary Shares would or does result in any Ordinary Shares being constituted as Combined Group
                       Restricted Shares pursuant to Article TWELFTH (a) or (b)
                       hereof shall immediately give written notice to the
                       Corporation of such event and shall provide to the
                       Corporation such other information as the Corporation may
                       request in order to determine (i) whether any acquisition of
                       Ordinary Shares or voting control over Ordinary Shares has resulted or could result in any Ordinary Shares being
                       designated as Combined Group Restricted Shares under this
                       Article TWELFTH, and/or (ii) to what extent any Combined
                       Group Restricted Shares should be designated as Combined
                       Group Excess Shares pursuant to Article TWELFTH (c) hereof.

                                       B-12
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                       (2)   The Corporation will, as soon as practicable after the
                       Board of Directors has knowledge thereof, notify in writing any Person who holds any Combined Group Restricted Shares;
                       provided that failure by the Company to give any such
                       notification shall in no way invalidate any of the
                       provisions of Article TWELFTH and THIRTEENTH. Upon receipt of such notice from the Corporation, such Person shall
                       immediately provide to the Corporation such information
                       described in subsection (e)(1) hereof as the Corporation
                       shall request.

                       (f)   Exclusion.
                       The restrictions set forth in Article TWELFTH shall not
                       apply to any Royal Caribbean Common Shares to the extent
                       that such restrictions are prohibited pursuant to applicable law.

                       (g)   Legend.
                       After the Amendment Date, each certificate for Royal
                       Caribbean Common Shares shall bear the following legend:

                       The shares represented by this certificate are subject to
                       certain restrictions on ownership of shares of Royal
                       Caribbean Cruises Ltd. and P&O Princess Cruises plc. Under
                       the terms of the Articles of Incorporation of the
                       Corporation, if any person acquires Royal Caribbean Common
                       Shares and/or P&O Princess Ordinary Shares or voting control over such shares, and after giving effect to such
                       acquisition, such person, together with any person or
                       persons Acting in Concert with such acquiring person, holds or exercises voting control over Royal Caribbean Common
                       Shares and/or P&O Princess Ordinary Shares which is equal to or in excess of such number of shares which, in aggregate, represent the right to cast 30% or more of the votes on a
                       Joint Electorate Action, such shares which cause that
                       ownership limit to be equaled or exceeded may be designated as Combined Group Excess Shares. In addition, any additional acquisition of Royal Caribbean Common Shares and/or P&O
                       Princess Ordinary Shares by a person that, together with any person or persons Acting in Concert, holds or has voting
                       control over Royal Caribbean Common Shares and/or P&O
                       Princess Ordinary Shares representing the right to cast not less than 30% and not more than 50% of the votes on a Joint
                       Electorate Action, may result in certain shares being
                       designated as Combined Group Excess Shares. Any Royal
                       Caribbean Common Shares that are designated as Combined
                       Group Excess Shares will be transferred to a trustee, and
                       the prior holder thereof will have no right to vote such
                       shares or receive dividends or other distributions with
                       respect thereto. A person may exceed the ownership limits
                       described above if such person makes a Qualifying Takeover
                       Offer with respect to all Royal Caribbean Common Shares and
                       P&O Princess Ordinary Shares. Holders may be required to
                       provide written notice and other information to the
                       Corporation if such ownership levels are equaled or
                       exceeded. The foregoing is only a summary of the applicable restrictions and is qualified in its entirety be reference to the Articles of Incorporation of the Corporation. The
                       Corporation will mail without charge to any requesting
                       shareholder a copy of the Articles of Incorporation, within five (5) days after receipt by the Secretary of the
                       Corporation of a written request therefor. All terms not
                       defined in this legend have the meanings provided in the
                       Articles of Incorporation of Royal Caribbean Cruises Ltd.

                       (h)   Severability.
                       If any provision of Articles TWELFTH or THIRTEENTH or any application of any such provision is determined to be invalid by any Liberian court or United States federal or state court having jurisdiction over the issues, the validity of the remaining provisions shall not be affected, and other applications of such provision shall be affected only to the extent necessary to comply with the determination of such court.

                                       B-13
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
                       (i)   New York Stock Exchange and Oslo Stock Exchange
                       Transactions.
                       Nothing in these Articles of Incorporation shall preclude
                       the settlement of any transaction entered into through the facilities of the New York Stock Exchange or the Oslo Stock
                       Exchange. The fact that the settlement of any transaction
                       occurs shall not negate the effect of any other provision of these Articles of Incorporation and any transferee in such a transaction shall be subject to all the provisions and
                       limitations set forth in these Articles of Incorporation.

THIRTEENTH             Combined Group Excess Shares
                       (a)   Ownership in Trust.
                       Upon the designation of any Royal Caribbean Common Shares as
                       Combined Group Excess Shares pursuant to Article TWELFTH (c)
                       hereof, such Combined Group Excess Shares shall be
                       transferred by or on behalf of the Combined Group Excess
                       Share Holder to the Excess Share Trustee, as trustee of the
                       Excess Share Trust, for the benefit of the Charitable
                       Beneficiary. Until such transfer to the Excess Share
                       Trustee, the Combined Group Excess Shares shall be held by the Combined Group Excess Share Holder in trust for the
                       benefit of the Charitable Beneficiary in accordance with the terms of these Articles of Incorporation. From the date that such Royal Caribbean Common Shares are designated as
                       Combined Group Excess Shares, the Combined Group Excess
                       Share Holder shall have no rights in such Combined Group
                       Excess Shares, except as provided in Article THIRTEENTH (c)
                       or (e). The Excess Share Trustee may resign at any time so long as the Corporation shall have appointed a successor
                       trustee. The Excess Share Trustee shall, from time to time, designate one or more charitable organization or
                       organizations as the Charitable Beneficiary. More than one
                       Excess Share Trustee may be appointed to hold the Combined
                       Group Excess Shares in trust for one or more Charitable
                       Beneficiaries.

                       (b)   Dividend Rights.
                       Combined Group Excess Shares shall be entitled to the same dividends and other distributions determined as if the designation of Combined Group Excess Shares had not occurred. Any dividend or distribution made or paid on or after the date such Royal Caribbean Common Shares are designated as Combined Group Restricted Shares and prior to the designation of such Royal Caribbean Common Shares as Combined Group Excess Shares shall be repaid to the Excess
                       Share Trust upon demand. Any dividend or distribution declared but unpaid or not made shall be paid to the Excess
                       Share Trust. All dividends received or other income earned by the Excess Share Trust shall be paid over to the Charitable Beneficiary.

                       (c)   Rights Upon Liquidation.
                       Notwithstanding the fact that Combined Group Excess Shares are held in trust for a Charitable Beneficiary, upon
                       Liquidation of the Corporation, the Combined Group Excess
                       Share Holder shall receive (if it has not already received consideration for such shares pursuant to Article THIRTEENTH
                       (e) or (f) below), for each Combined Group Excess Share, the amount per share of any distribution made upon Liquidation with respect to Royal Caribbean Common Shares generally,
                       less any costs and expenses incurred by the Corporation, the
                       Excess Share Trustee and the Charitable Beneficiary in
                       connection with the transfer of the Combined Group Excess
                       Shares to the Excess Share Trustee and the holding of such shares by the Excess Share Trustee.

                                       B-14
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                       (d)   Voting Rights.
                       (1)   The Excess Share Trustee shall be entitled, but shall
                       not be required, to vote the Combined Group Excess Shares on behalf of the Charitable Beneficiary on any matter. Subject to Liberian law, any vote cast by a Combined Group Excess
                       Share Holder with respect to the Combined Group Excess
                       Shares prior to the designation of such shares as Combined
                       Group Restricted Shares will be rescinded ab initio;
                       provided however, that if the Corporation has already taken irreversible action with respect to a merger,
                       reorganization, sale of all or substantially all the assets, dissolution of the Corporation or other action by the
                       Corporation, then the vote cast by the Combined Group Excess
                       Share Holder shall not be rescinded. The purported owner of the Combined Group Excess Shares will be deemed to have
                       given an irrevocable proxy to the Excess Share Trustee to
                       vote the Combined Group Excess Shares for the benefit of the
                       Charitable Beneficiary.

                       (2) Notwithstanding the provisions of these Articles of Incorporation, until the Corporation has received notification that Combined Group Excess Shares have been transferred into an Excess Share Trust, the Corporation shall be entitled to rely on its share transfer and other shareholder records for purposes of preparing lists of shareholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of shareholders.

                       (e)   Transfer of Combined Group Excess Shares.
                       (1)   Combined Group Excess Shares shall be transferable
                       only as provided in this Article THIRTEENTH (e). At the
                       direction of the Board of Directors, the Excess Share
                       Trustee shall transfer the Combined Group Excess Shares held in the Excess Share Trust to a person or persons (including, without limitation, the Corporation under Article THIRTEENTH
                       (f) below) whose ownership of such Royal Caribbean Common
                       Shares would not result in a designation of any Royal
                       Caribbean Common Shares as Combined Group Restricted Shares
                       pursuant to Article TWELFTH (a) or (b), within 180 days
                       after the later of (i) the date of the event that resulted in such shares being designated as Combined Group Restricted
                       Shares pursuant to Article TWELFTH (a) or (b), and (ii) the date that the Board of Directors determines or is notified that an event resulting in Combined Group Restricted Shares has occurred. If such a transfer is made, the interest of
                       the Charitable Beneficiary shall terminate, the designation of such Royal Caribbean Common Shares as Combined Group
                       Excess Shares shall thereupon cease and a payment shall be made to the Combined Group Excess Share Holder as described below. The Combined Group Excess Share Holder shall receive a payment from the Excess Share Trustee that reflects a
                       price per share of Combined Group Excess Shares equal to the price per share received by the Excess Share Trustee upon
                       such transfer, less any costs and expenses incurred by the
                       Corporation, the Excess Share Trustee upon such transfer and the Charitable Beneficiary in connection with the transfer of the Combined Group Excess Shares to the Excess Share
                       Trustee, the holding of such shares by the Excess Share
                       Trustee and the transfer of such shares in accordance with this Article THIRTEENTH (e).

                       (2) Notwithstanding the foregoing, if the provisions of this Article THIRTEENTH (e) are determined to be void or invalid by virtue of any applicable law, then the Combined
                       Group Excess Share Holder may be deemed, at the option of the Corporation, to have acted as an agent on behalf of the Corporation in acquiring or holding such Combined Group
                       Excess Shares and to hold such Combined Group Excess Shares on behalf of the Corporation.

                       (f)   Purchase Right in Combined Group Excess Shares.
                       Combined Group Excess Shares shall be deemed to have been
                       offered for sale by the Excess Share Trustee to the
                       Corporation, or its designee, at a price per Combined Group
                       Excess Share equal to the Market Price of the Royal
                       Caribbean Common Shares on the date that the Corporation
                       accepts such offer, less any costs and expenses incurred by the Corporation, the Excess Share Trustee and the Charitable
                       Beneficiary in connection with the transfer of the Combined
                       Group Excess Shares to the Excess Share Trustee, the holding of such shares by the Excess Share Trustee and the transfer of such shares in accordance with this Article THIRTEENTH
                       (f). The Corporation shall have the right to accept such
                       offer for a period of ninety (90) days after the later of
                       (i) the date of the event that resulted in such shares being designated as Combined Group Restricted Shares pursuant to
                       Article TWELFTH (a) or (b), and (ii) the date the Board of
                       Directors determines in good faith that an event resulting in Combined Group Restricted Shares has occurred, if the
                       Corporation does not receive a notice of such Transfer or
                       other event pursuant to Article TWELFTH (e) hereof.

                       (g)   Underwritten Offerings.
                       The provisions of Article TWELFTH shall not apply to the acquisition of Royal Caribbean Common Shares or rights, options or warrants for, or securities convertible into, Royal Caribbean Common Shares by an underwriter in a public offering or placement agent in a private offering; provided that the underwriter or placement agent makes a timely distribution of such Royal Caribbean Common Shares or rights, options or warrants for, or securities convertible into, Royal Caribbean Common Shares such that, after the distribution, such underwriter or placement agent does not hold or exercise voting control over Ordinary Shares equal to or in excess of the Combined Group City Code Limit.

                       (h)   Applicability of Ownership Limit and Combined Group
                       City Code Limit.
                       Notwithstanding anything in these Articles to the contrary, in the event of any occurrence that results in Royal
                       Caribbean Common Shares being designated as both Excess
                       Shares pursuant to Article TENTH and Combined Group
                       Restricted Shares pursuant to Article TWELFTH, such Shares shall be designated as Excess Shares and not Combined Group
                       Excess Shares.

                       (i)   Voting Control.
                       For purposes of Articles TWELFTH and THIRTEENTH, (i)
                       references to holding or acquiring shares will also be
                       deemed to include holding or acquiring voting control over shares, (ii) a person will be deemed to have voting control over shares if such person has the power to direct the
                       voting of such shares, and (iii) a person will be deemed to acquire shares upon the occurrence of any event which
                       results in such person Acting in Concert with another person with respect to such other person's shares.

FOURTEENTH             Dividends and Distributions
                       (a)   Subject to the Equalization Agreement and the other
                       provisions of these Articles of Incorporation, the
                       Corporation shall not pay or make any Distribution in cash unless P&O Princess also pays or makes a Distribution in
                       cash at approximately the same time and the ratio of the
                       Equalized Distribution Amount so paid or made by the
                       Corporation to the Equalized Distribution Amount so paid or made by P&O Princess (converted, if applicable, at the
                       Applicable Exchange Rate for such Distributions and rounded to five decimal places) equals the Equalization Ratio in
                       effect on the Distribution Determination Date for such
                       Distributions (each, an "Equivalent Distribution").

                       (b)   The Corporation shall not declare or otherwise become
                       obligated to pay or make a Distribution in cash unless (i)
                       on the date on which such declaration is made or such
                       obligation is created, P&O Princess has sufficient
                       Distributable Reserves to make an Equivalent Distribution
                       with respect to such Distribution or (ii) the Corporation
                       agrees to pay, and does pay, to P&O Princess (before P&O
                       Princess pays or makes such Distribution) the minimum amount required by P&O Princess so that it will have sufficient
                       Distributable Reserves to pay or make such an Equivalent
                       Distribution. Notwithstanding compliance with the preceding sentence, if P&O Princess shall have declared or otherwise become obligated to pay or make an Equivalent Distribution and does not have sufficient Distributable Reserves to pay or make such Equivalent Distribution when due, then the
                       Corporation shall pay to P&O Princess the minimum amount
                       required by P&O Princess so that P&O Princess will have
                       sufficient Distributable Reserves to pay or make such
                       Equivalent Distribution; provided however, that if the
                       Corporation does not have sufficient Distributable Reserves to pay or make in full both the Equivalent Distribution that it declared or became obligated to make and the payment
                       required by this sentence, then (i) the Corporation shall
                       only pay or make the portion of that Equivalent Distribution
                       (and any related payment that would have been required by
                       this sentence in respect of such portion if it were the
                       entire Equivalent Distribution that the Corporation had
                       declared or became obligated to make) that it can make out of its Distributable Reserves, and (ii) P&O Princess shall only pay or make the portion of its Equivalent Distribution that it can make out of its Distributable Reserves following receipt of such payment.

                       (c) For purposes of subsection (b) above, any amount the Corporation is required to pay to P&O Princess shall be determined after taking into account all Taxes payable by, and all Tax credits of, the Corporation and P&O Princess with respect to the payment or receipt of such payment and any such payment may be made on the Equalization Share, if any, issued by the Corporation if both the Board of Directors and the P&O Princess Board deem it appropriate.

                       (d)   The Board of Directors shall:

                             (1)   insofar as is practicable in relation to any proposed
                             cash Distribution, co-operate with the P&O Princess Board to agree the amount of the Equivalent Distribution to be
                             paid by the Corporation and P&O Princess;

                             (2)   determine to pay or recommend to pay Equivalent
                             Distributions at Board of Directors meetings convened as
                             close in time to those similarly convened by the P&O
                             Princess Board as is practicable;

                             (3)   co-operate with the P&O Princess Board to announce and
                             pay Equivalent Distributions simultaneously or as close in time as practicable;

                             (4)   ensure that the record dates for receipt of the
                             Equivalent Distribution, in respect of the Company and Royal
                             Caribbean, are on the same date; and

                             (5)   generally co-ordinate with the P&O Princess Board the
                             timing of all other aspects of the payment or making of
                             Equivalent Distributions.

FIFTEENTH              Liquidation
                       (a)   In the event of a voluntary or involuntary Liquidation
                       of the Corporation, the Corporation will, subject to
                       subsection (b) below, make such payments or take such other actions required to ensure that the holders of Royal
                       Caribbean Common Shares and P&O Princess Ordinary Shares
                       would, had each of the Corporation and P&O Princess gone
                       into Liquidation on the same date, be entitled to receive a
                       Liquidation Distribution which is equivalent on a per share basis in accordance with the Equalization Ratio then in
                       effect and having regard to the Liquidation Exchange Rate, but disregarding any shareholder Tax or Tax Benefit.

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
                       (b)   To establish the amount payable under subsection (a)
                       above, each of the Corporation and P&O Princess will
                       determine the amount of assets (if any) it will have
                       available for distribution in a Liquidation on the date of the Liquidation (or notional date of Liquidation) to holders of Royal Caribbean Common Shares or P&O Princess Ordinary
                       Shares, as the case may be, after payment of all debts and other financial obligations, including any Tax costs
                       associated with the realization of any assets on a
                       Liquidation and any payments due with respect to any
                       securities ranking in preference to the Royal Caribbean
                       Common Shares or the P&O Princess Ordinary Shares, as the
                       case may be (each such amount, the "Net Assets"). To the
                       extent that the Net Assets of Royal Caribbean or P&O
                       Princess would enable such company to make a Liquidation
                       Distribution to the holders of Royal Caribbean Common Shares or P&O Princess Ordinary Shares, as the case may be, that is greater (taking into account the Equalization Ratio then in effect) than the equivalent Liquidation Distribution that
                       the other company could pay from its Net Assets to the
                       holders of its Ordinary Shares, adjusting such comparative
                       Liquidation Distribution in accordance with the Equalization
                       Ratio then in effect and having regard to the Liquidation
                       Exchange Rate, but disregarding any shareholder Tax
                       (including any withholding Tax required to be deducted by
                       the company concerned) or Tax Benefit ("Equivalent
                       Liquidation Payments"), then, subject to subsection (c)
                       below, such company will make a balancing payment (or take any other action described in subsection (d) below) in such amount as will ensure that both companies make Equivalent
                       Liquidation Payments; provided always that neither the
                       Corporation nor P&O Princess need make a balancing payment
                       (or take any other action) as described in this subsection
                       (b) if it would result in neither the holders of Royal
                       Caribbean Common Shares nor the holders of P&O Princess
                       Ordinary Shares being entitled to receive any Liquidation
                       Distribution at all.

                       (c) For purposes of subsection (b) above, any amount a company is required to pay the other company shall be determined after taking into account all Taxes payable by, and all Tax credits, losses or deductions of, the Corporation and P&O Princess with respect to the payment or receipt of such payment and any such payment may be made on the Equalization Share, if any, issued by the paying party if both the Board of Directors and the P&O Princess Board deem it appropriate.

                       (d)   In giving effect to the principles regarding a
                       Liquidation of the Corporation and/or P&O Princess described above, the Corporation shall take such action as may be
                       required to give effect to such principles, which may
                       include:

                             (i)   making a payment (of cash or in specie) to P&O
                             Princess in accordance with the provisions of the Equalization Agreement;

                             (ii)   issuing shares (which may include the Equalization
                             Share) to P&O Princess or to holders of P&O Princess
                             Ordinary Shares and making a distribution or return on
                             such shares; or

                             (iii)  taking any other action that the Board of Directors and the P&O Princess Board shall both consider appropriate to give effect to such principles;

                       provided that any action other than a payment of cash by one company to be other company shall require the prior approval of both the Board of Directors and the P&O Princess Board.

SIXTEENTH              Miscellaneous
                       (a)   Ambiguity.
                       In the case of an ambiguity in the application of any of the provisions of these Articles of Incorporation, including any definition contained in Article SEVENTEENTH hereof, the
                       Board of Directors shall have the power to determine the
                       application of the provisions of these Articles of
                       Incorporation with respect to any situation based on the
                       facts known to them.

                                       B-18
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                       (b)   Enforcement.
                       The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the
                       provisions of these Articles of Incorporation.

                       (c)   Non-Waiver.
                       No delay or failure on the part of the Corporation or the
                       Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the
                       Board of Directors, as the case may be, except to the extent specifically waived in writing.

                       (d)   No Trust Business.
                       Notwithstanding anything to contrary included in these Articles of Incorporation, the creation and continued existence of the Excess Share Trust may not be regarded as constituting the exercise by the Excess Share Trustee of trust business in Liberia in violation of the trust laws of Liberia.

SEVENTEENTH            Definitions
                       For purposes of these Articles of Incorporation, except
                       where the context otherwise requires, the following terms
                       shall have the following meanings:

                       "Acting in Concert" shall have the same meaning as it has in the City Code.

                       "Amendment Date" shall mean the date that Articles TWELFTH and THIRTEENTH are adopted in Articles of Amendment that are properly filed.

                       "Applicable Exchange Rate" shall mean, in relation to any
                       proposed Distributions by the Corporation and P&O Princess in relation to which a foreign exchange rate is required,
                       the average of the closing mid-point spot U.S. dollar-U.K.
                       pound sterling exchange rate on the five Business Days
                       ending on the Business Day before the Distribution
                       Determination Date relating to such Distributions (as shown in the London Edition of the Financial Times, or such other point of reference as the parties shall agree), or such
                       other spot U.S. dollar-U.K. pound sterling exchange rate or average U.S. dollar-U.K. pound sterling exchange rate as at such other date (or over such other period) before a
                       Distribution Determination Date as the Board of Directors
                       and the P&O Princess Board shall agree, in each case rounded to five decimal places.

                       "Applicable Regulations" shall mean (a) any law, statute,
                       ordinance, regulation, judgment, order, decree, license,
                       permit, directive or requirement of any Governmental Agency having jurisdiction over the Corporation and/or P&O
                       Princess; and (b) the rules, regulations, and guidelines of
                       (i) any stock exchange or other trading market on which any shares or other securities or depositary receipts
                       representing such shares or other securities of either the
                       Corporation or P&O Princess are listed, traded or quoted;
                       and (ii) any other body with which entities with securities listed or quoted on such exchanges customarily comply (but, if not having the force of law, only if compliance with such directives, requirements, rules, regulations or guidelines is in accordance with the general practice of persons to
                       whom they are intended to apply), in each case for the time being in force and taking into account all exemptions,
                       waivers or variations from time to time applicable (in
                       particular situations or generally) to the Corporation or, as the case may be, P&O Princess.

                       "Associated Tax Credit" shall mean, in relation to any
                       Distribution proposed to be made by either the Corporation or P&O Princess, the amount of any imputed or associated Tax credit or rebate or exemption (or the value of any other
                       similar associated Tax Benefit) which would be available to a shareholder receiving or entitled to receive the
                       Distribution, together with the amount of any credit or
                       benefit in respect of any tax required to be deducted or
                       withheld from the Distribution by or on behalf of the paying company.

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
                       "Beneficial Ownership" shall mean ownership of Shares by a
                       Person who would be treated as the owner of such Shares
                       directly, indirectly or constructively, as determined for
                       purposes of Section 883(c)(3) of the Code and the
                       regulations promulgated thereunder, and shall include any
                       Shares Beneficially Owned by any other Person who is a
                       "related person" with respect to such Person through the
                       application of Section 267(b) of the Code, as modified in
                       any way for the purposes of Section 883(c)(3) of the Code
                       and the regulations promulgated thereunder. The terms
                       "Beneficial Owner", "Beneficially Owns" and "Beneficially
                       Owned" shall have correlative meanings.

                       "Board of Directors" shall mean the Board of Directors of the Corporation.

                       "Business Day" shall mean, for purposes of the definitions of "Applicable Exchange Rate" and "Liquidation Exchange
                       Rate" only, any day other than a Saturday, Sunday or day on which banking institutions in the cities of both New York or
                       London are authorized or obligated by law or executive order to close in the United States or England (or on which such banking institutions are open solely for trading in euros).

                       "Charitable Beneficiary" shall mean the organization or organizations described in Section 170(c)(2) and 501(c)(3) of the Code selected by the Excess Share Trustee.

                       "City Code" shall mean the United Kingdom City Code on
                       Takeovers and Mergers, as amended from time to time
                       (including any supplemental or replacement Applicable
                       Regulations), and including any actions required by any relevant governing or supervisory body.

                       "Class Rights Action" shall have the meaning set forth in the Corporation's By-Laws.

                       "Code" shall mean the United States Internal Revenue Code of
                       1986, as amended from time to time.

                       "Combined Group City Code Limit" shall mean (i) with respect to any person, or persons Acting in Concert, such Ordinary
                       Shares (which may include either or both Royal Caribbean
                       Common Shares or P&O Princess Ordinary Shares) representing, in aggregate and after giving effect to the Equalization
                       Ratio, the right to cast 30% of the votes on a Joint
                       Electorate Action from time to time, or (ii) with respect to a Significant Combined Group Holder only, any additional
                       Ordinary Shares (which may include either or both Royal
                       Caribbean Common Shares or P&O Princess Ordinary Shares)
                       which increase such Significant Combined Group Holder's
                       percentage of votes which could be cast on a Joint
                       Electorate Action from time to time.

                       "Combined Group Excess Shares" shall mean Royal Caribbean
                       Common Shares designated as such pursuant to Article
                       THIRTEENTH (c).

                       "Combined Group Excess Share Holder" shall mean the holder of Combined Group Excess Shares as of the date such Royal
                       Caribbean Common Shares were designated as Combined Group
                       Excess Shares pursuant to Article TWELFTH (c).

                       "Combined Group Restricted Shares" shall mean Royal
                       Caribbean Common Shares designated as such pursuant to Article THIRTEENTH (a) or (b).

                       "Distributable Reserves" shall mean, with respect to any
                       Distribution by the Corporation or P&O Princess, the total funds available to such company which it is permitted to use to pay or make such Distribution under Applicable
                       Regulations relating to the Corporation or P&O Princess, as the case may be.

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
                       "Distribution" shall mean, in relation to the Corporation or
                       P&O Princess, any dividend or other distribution, whether of income or capital, and in whatever form, made by such
                       company or any of its Subsidiaries to the holders of such
                       company's Ordinary Shares by way of pro rata entitlement,
                       excluding any Liquidation Distribution or buy-back or
                       repurchase or cancellation of Ordinary Shares.

                       "Distribution Determination Date" shall mean, with respect to any parallel Distributions to be made by the Corporation and P&O Princess, the date on which the Board of Directors and the P&O Princess Board resolve to pay or make such parallel Distributions (or if they resolve on different dates to pay or make such parallel Distributions, the later of those dates).

                       "Equalization Agreement" shall mean the Equalisation and
                       Governance Agreement, dated as of               , 2002,
                       between the Corporation and P&O Princess, as the same may be amended or modified from time to time in accordance with its terms.

                       "Equalization Fraction" shall mean, as of any date, the Equalization Ratio as of such date expressed as a fraction where the numerator is one and the denominator is the P&O
                       Princess Equivalent Number.

                       "Equalization Ratio" shall mean the ratio of (i) one share of Royal Caribbean Common Stock to (ii) that number of P&O
                       Princess Ordinary Shares that have the same rights to
                       distributions of income and capital and voting rights as one share of Royal Caribbean Common Stock (the "P&O Princess
                       Equivalent Number"), as the same may be adjusted from time to time in accordance with the Equalization Agreement. In
                       all cases, the P&O Princess Equivalent Number shall be
                       rounded to five decimal places.

                       "Equalization Share" shall have the meaning set forth in the
                       Equalization Agreement.

                       "Equalized Distribution Amount" shall mean, in relation to either the Corporation or P&O Princess, the amount of any
                       Distribution proposed to be paid or made by such company at any particular time on its Ordinary Shares, before deduction of any amount in respect of Tax required to be deducted or withheld from such Distribution by or on behalf of such
                       company and excluding the amount of any Associated Tax
                       Credit, all such amounts being expressed in the currency of declaration and on a per share basis.

                       "Equivalent Resolution" shall mean a resolution of either
                       the Corporation or P&O Princess, certified by a duly
                       authorized officer of the Corporation or P&O Princess as
                       equivalent in nature and effect to a resolution of the other company.

                       "Excess Shares" shall mean Shares resulting from an event described in Article TENTH (b) hereof.

                       "Excess Share Trust" shall mean a trust created pursuant to Article ELEVENTH or Article THIRTEENTH hereof, as applicable.

                       "Excess Share Trustee" shall mean a Person, who shall be
                       unaffiliated with the Corporation, any Purported Beneficial
                       Transferee, any Purported Record Transferee and any Combined
                       Group Excess Share Holder, appointed by the Board of
                       Directors as the trustee of the Excess Share Trust.

                       "Existing Holders" shall mean (i) A. Wilhelmsen AS, (ii)
                       Cruise Associates, and (iii) any Permitted Transferee.

                       "Governmental Agency" shall mean a court of competent jurisdiction or any government or governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the UK Panel on Takeovers and Mergers, the London Stock Exchange, the UK
                       Listing Authority, the Oslo Stock Exchange, the U.S.
                       Securities and Exchange Commission and the New York Stock
                       Exchange.

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
                       "Joint Electorate Action" shall have the meaning set forth in the Corporation's By-Laws.

                       "Liquidation" shall mean, with respect to the Corporation or
                       P&O Princess, any liquidation, winding up, receivership,
                       dissolution, insolvency or equivalent proceedings pursuant to which the assets of such company will be liquidated and distributed to creditors and other holders of provable
                       claims against such company.

                       "Liquidation Distribution" shall mean, in relation to the Corporation or P&O Princess, any dividend or other distribution per Royal Caribbean Common Share or P&O
                       Princess Ordinary Share, respectively, whether of income or capital and in whatever form, made or to be made by such company or any of its Subsidiaries to the holders of Royal
                       Caribbean Common Shares or P&O Princess Ordinary Shares, as the case may be, by way of pro rata entitlement in connection with the Liquidation of such company.

                       "Liquidation Exchange Rate" shall mean, as at any date, the average of the closing mid-point spot U.S. Dollar-U.K. pound sterling exchange rate on the five Business Days ending on the Business Day before such date (as shown in the London
                       Edition of the Financial Times), or such other U.S.
                       dollar-U.K. pound sterling exchange rate as the Board of
                       Directors and the P&O Princess Board or the P&O Princess
                       Board and the liquidators of Royal Caribbean or the Board of
                       Directors and the liquidators of P&O Princess or the
                       liquidators of both P&O Princess and Royal Caribbean, as the case may be, may determine, in each case rounded to five
                       decimal places.

                       "Market Price" of any class of Shares on any date shall mean the average of the daily closing prices for any such class of Shares for the five (5) consecutive trading days ending on such date, or if such date is not a trading date, the
                       five consecutive trading days preceding such date. The
                       closing price for each day shall be the last sale price,
                       regular way, or, in case no such sale takes place on such
                       day, the average of the closing bid and asked prices,
                       regular way, in either case as reported in the principal
                       consolidated transaction reporting system with respect to
                       any class of Shares listed or admitted to trading on the New
                       York Stock Exchange, or if such class of Shares are not
                       listed or admitted to trading on the New York Stock
                       Exchange, on the principal national securities exchange on which such class of Shares are listed or admitted to
                       trading, or if such class of Shares are not listed or
                       admitted to trading on any national securities exchange, the last quoted price, or if not so quoted, the average of the high bid and low asked prices in the over-the-counter
                       market, as reported by the National Association of
                       Securities Dealers, Inc. Automated Quotation System or such other system then in use, or if such class of Shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such class of Shares selected by
                       the Board of Directors.

                       "Ordinary Shares" shall mean the Royal Caribbean Common
                       Shares and the P&O Princess Ordinary Shares, as the context requires.

                       "Other Voting Shares" shall mean, with respect to any
                       resolution to be acted on by the shareholders of the
                       Corporation or P&O Princess, as the case may be, such shares of capital stock of that company that are entitled to vote on such resolution at a meeting of the shareholders of such company, other than the Royal Caribbean Special Voting
                       Share, the P&O Princess Special Voting Share and the
                       Ordinary Shares.

                       "Ownership Limit" shall mean, in the case of a Person other than an Existing Holder, Beneficial Ownership of more than four and nine-tenths percent (4.9%), by value, vote or number, of any class of Shares. The Ownership Limit shall not apply to any Existing Holder or to any class of Shares exempted in accordance with the provisions of Article TENTH
                       (g).

                       "Parallel Shareholder Meeting" shall have the same meaning as it has in the Corporation's By-Laws.

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
                       "Permitted Transfer" shall mean a Transfer by an Existing
                       Holder to any Person which does not result in the
                       Corporation losing its exemption from taxation on gross
                       income derived from the international operation of a ship or ships within the meaning of Section 883 of the Code. Any
                       such transferee is herein referred to as a "Permitted
                       Transferee."

                       "Person" shall mean a person as defined by Section 7701(a) of the Code.

                       "P&O Princess" shall mean P&O Princess Cruises plc, a public limited company organized under the laws of England and
                       Wales.

                       "P&O Princess Articles" shall mean the memorandum and articles of association of P&O Princess, as amended from time to time.

                       "P&O Princess Board" shall mean the Board of Directors of P&O Princess.

                       "P&O Princess Equivalent Number" shall have the meaning given to such term in the definition of "Equalization
                       Ratio".

                       "P&O Princess Ordinary Shares" shall mean the issued
                       ordinary shares of U.S.$1.732 each in P&O Princess from time to time (including the underlying ordinary shares to each
                       P&O Princess American Depositary Receipt), as the same may be subdivided or consolidated from time to time and any
                       ordinary shares into which such class of shares may be
                       reclassified, converted or otherwise changed.

                       "P&O Princess Special Voting Share" shall mean the special voting share of U.S. $0.50 in P&O Princess.

                       "Purported Beneficial Holder" shall mean, with respect to any event (other than a purported Transfer, but including holding Shares in excess of the Ownership Limitation on the Amendment Date) which results in Excess Shares, the Person for whom the Purported Record Holder held Shares that, pursuant to Article TENTH (b) hereof, became Excess Shares upon the occurrence of such event.

                       "Purported Beneficial Transferee" shall mean, with respect to any purported Transfer which results in Excess Shares, the purported beneficial transferee for whom the Purported
                       Record Transferee would have acquired Shares if such Transfer had been valid under Article TENTH (a) hereof.

                       "Purported Record Holder" shall mean, with respect to any event (other than a purported Transfer, but including holding Shares in excess of the Ownership Limitation on the Amendment Date) which results in Excess Shares, the record holder of the Shares that, pursuant to Article TENTH (b) hereof, became Excess Shares upon the occurrence of such event.

                       "Purported Record Transferee" shall mean, with respect to any purported Transfer which results in Excess Shares, the record holder of the Shares if such Transfer had been valid under Article TENTH (a) hereof.

                       "Qualifying Acquisition" shall mean an acquisition of Ordinary Shares consummated pursuant to a Qualifying
                       Takeover Offer.

                       "Qualifying Holder" shall mean any person who Beneficially
                       Owns Shares in excess of the Ownership Limit if (i) all Shares in excess of the Ownership Limit were acquired pursuant to a Qualifying Acquisition, and (ii) such person holds Royal Caribbean Common Shares and/or P&O Princess
                       Ordinary Shares representing in the aggregate more than 50% of the votes which could be cast with respect to a Joint
                       Electorate Action.

                       "Qualifying Takeover Offer" shall mean offers to acquire
                       Royal Caribbean Common Shares and P&O Princess Ordinary
                       Shares (i) which are made in accordance with the City Code, and (ii) which (provided that compliance with the following is not inconsistent with the City Code):

                       (a)   are made to all holders of Royal Caribbean Common
                       Shares and P&O Princess Ordinary Shares; or

                       (b)   are undertaken with respect to the Royal Caribbean
                       Common Shares and P&O Princess Ordinary Shares at or about the same time; and

                       (c)   comply with all Applicable Regulations and these
                       Articles of Incorporation and the P&O Princess Articles; and

                       (d)   each of the Board of Directors and the P&O Princess
                       Board determines are equivalent to the holders of Royal
                       Caribbean Common Shares, on the one hand, and the holders of
                       P&O Princess Ordinary Shares, on the other hand, with
                       respect to:

                       (1)   the consideration offered for such shares (taking into
                             account exchange rates determined by the Board of
                             Directors and the P&O Princess Board in their sole
                             discretion to be appropriate and the Equalization Ratio);

                       (2)   the information provided to such holders;

                       (3) the time available to such holders to consider such offer;

                       (4)   the conditions to which the offers are subject; and

                       (5) such other terms of the offers which the Board of Directors and the P&O Princess Board shall determine are relevant.

                       "Restriction Termination Date" shall mean such date as may be determined by the Board of Directors in its sole discretion (and for any reason) as the date on which the ownership and transfer restrictions set forth in Articles
                       TENTH and ELEVENTH should cease to apply.

                       "Royal Caribbean Common Shares" shall mean issued and
                       outstanding shares of Common Stock from time to time, as the same may be subdivided or consolidated from time to time and any shares of capital stock into which such common stock may be reclassified, converted or otherwise changed.

                       "Royal Caribbean Deed Poll Guarantee" shall mean the deed
                       dated as of             , 2002, pursuant to which Royal
                       Caribbean guarantees certain obligations of P&O Princess for the benefit of certain future creditors of P&O Princess, as amended from time to time.

                       "Royal Caribbean Entrenched Articles" shall mean Article
                       FIFTH (c), Article EIGHTH (b), Article EIGHTH (d), Article
                       TWELFTH, Article THIRTEENTH, Article FOURTEENTH and Article
                       FIFTEENTH.

                       "Royal Caribbean Entrenched By-Laws" shall mean By-Laws
                       2.05, 2.07(b), 2.09, 2.14, 2.15, 2.16, 2.17, 2.18, 2.19,
                       3.02(c), 3.03(a), 3.03(b), 3.06(iii), 3.17, 3.18 and 5.03.

                       "Royal Caribbean Entrenched Provisions" means the Royal
                       Caribbean Entrenched Articles and the Royal Caribbean
                       Entrenched By-Laws.

                       "SVC Owner" means The Law Debenture Trust Corporation P.L.C.
                       or such other trust company as shall be agreed between Royal
                       Caribbean and P&O Princess.

                       "Section 883 Amendment Date" shall mean that date on which the Articles of Amendment to the Articles of Incorporation
                       dated May 30, 2000, were filed with the Liberian Ministry of
                       Foreign Affairs.

                       "Shares" shall mean shares of the Corporation of any class or classes traded on an established securities market as may be authorized and issued from time to time pursuant to
                       Article SIXTH.

                       "Significant Combined Group Holder" shall mean any person
                       who, together with any party or parties Acting in Concert
                       with such person, after complying with the provisions of
                       Articles TWELFTH and THIRTEENTH hereof, holds or exercises voting control over Ordinary Shares representing, in
                       aggregate and after giving effect to the Equalization Ratio, the right to cast not less than thirty percent (30%) and not more than fifty percent (50%) of the votes on a Joint
                       Electorate Action.

                       "Subsidiary" shall mean with respect to the Corporation or
                       P&O Princess, any entity, whether incorporated or
                       unincorporated, in which such company owns, directly or
                       indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to
                       elect a majority of the directors or other persons
                       performing similar functions, or the management and policies of which such party otherwise has the power to direct.

                       "Tax" shall mean any taxes, levies, imposts, deductions, charges, withholdings or duties levied by any authority
                       (including stamp and transaction duties) (together with any related interest, penalties, fines and expenses in connection with them).

                       "Tax Benefit" shall mean any credit, rebate, exemption or benefit in respect of Tax available to any person.

                       "Transfer" shall mean any sale, transfer, gift,
                       hypothecation, pledge, assignment, devise or other
                       disposition of Shares (including (i) the granting of any
                       option or interest similar to an option (including an option to acquire an option or any series of such options) or
                       entering into any agreement for the sale, transfer or other disposition of Shares or (ii) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Shares), whether voluntary or
                       involuntary, whether of record, constructively or
                       beneficially and whether by operation of law or otherwise.
                       For purposes of this definition, whether securities or
                       rights are convertible or exchangeable for Shares shall be determined in accordance with Sections 267(b) and 883 of the
                       Code.

                       "Voting Agreement" shall mean the SVC Special Voting Deed,
                       dated as of             , 2002, among, inter alia, the
                       Corporation, P&O Princess, and SVC Owner, as amended or
                       modified from time to time, and shall include any deed
                       entered into to replace that deed or any such replacement.

3. These Articles of Amendment to the Articles of Incorporation were authorized pursuant to Section 9.3.1 of the Business Corporation Law by vote of holders of more than two-thirds of all outstanding shares entitled to vote thereon at a meeting of shareholders of the Corporation.

     In witness whereof, the undersigned have executed these Articles of
Amendment this       day of       , 2002.

    ------------------------------------------       ------------------------------------------
    [Name]                                           [Name]
    [President] [Vice President]                     [Secretary] [Assistant Secretary]

                                                                         ANNEX C

Goldman, Sachs & Co. - 85 Broad Street - New York, New York 10004
Tel: 212-902-1000

                                                                            LOGO

PERSONAL AND CONFIDENTIAL

November 19, 2001
Board of Directors
Royal Caribbean Cruises Ltd.
1050 Caribbean Way
Miami, Florida 33132

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of Common Stock, par value $.01 per share (the "Company Shares"), of Royal Caribbean Cruises Ltd. (the "Company") of the equalization ratio of 3.46386 ordinary shares (the "Princess Shares") of P&O Princess Cruises plc ("Princess") to one Company Share, as such equalization ratio may be adjusted (the "Equalization Ratio") pursuant to the Implementation Agreement, dated as of November 19, 2001 (the "Agreement"), between the Company and Princess. The Agreement provides for, among other things, the establishment of a dual listed company ("DLC") structure involving the Company and Princess. You have advised us that to effect the DLC structure, the Company and Princess would create through contractual arrangements and constitutional provisions the equivalent of a single economic enterprise (the "Combined Enterprise") while remaining separate legal entities with separate stock exchange listings.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities and private placements and financial analyses for estate, corporate and other purposes. We are familiar with the Company having provided investment banking services to it from time to time, including having acted as co-manager in connection with the public offering of 10,800,000 Company Shares in September 1999 and the public offering of $500 million aggregate principal amount of the Company's 8.750% Senior Unsecured Notes due February 2011 in January 2001; having acted as its financial advisor in connection with its investment in shares of Convertible Preferred Stock of First Choice plc in July 2000; and having acted as its financial advisor in connection with, and participated in certain of the negotiations leading to, the Agreement. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold positions in securities, including derivative securities, of the Company and Princess for its own account and for the accounts of customers.

Goldman, Sachs & Co. - 85 Broad Street - New York, New York 10004
Tel: 212-902-1000

Board of Directors
Royal Caribbean Cruises Ltd.
November 19, 2001
Page Two

                                                                            LOGO

In connection with this opinion, we have reviewed, among other things, the Agreement; the Annual Reports to Stockholders and Annual Reports on Form 20-F of the Company for the five years ended December 31, 2000 and of Princess for the year ended December 31, 2000; certain interim reports to stockholders and shareholders and Quarterly Reports on Form 6-K of the Company and Princess; certain other communications from the Company and Princess to their respective stockholders and shareholders; and certain internal financial analyses and forecasts for the Company and Princess prepared by their respective managements, including certain cost savings and operating synergies projected by the managements of the Company and Princess to result from the transaction contemplated by the Agreement (the "Synergies"). We also have held discussions with members of the senior management of the Company and Princess regarding their assessment of the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Company Shares and the Princess Shares, compared certain financial and stock market information for the Company and Princess with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the travel industry specifically and other industries generally, and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the internal financial forecasts (including the Synergies) prepared by the managements of the Company and Princess have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and Princess and that the Synergies will be realized in the amounts and time periods contemplated thereby. We confirm our understanding that this letter is not an independent expert's report and that we have not been asked to make, nor have we made, an independent evaluation or appraisal of the assets and liabilities of the Company or Princess or any of their respective subsidiaries and nor have we been furnished with any such evaluation or appraisal. You have instructed us to assume for purposes of our opinion that the contemplated DLC structure will result in the effective equivalent of a combination by merger with no material differences, from a financial point of view, after taking into account the Equalization Ratio, in the rights of outstanding Company Shares and Princess Shares, and that the agreements to be executed and the constitutional provisions to be adopted based on the principles set forth in the exhibits to the Agreement will be consistent in all material respects with those principles. You have informed us that if a bankruptcy or similar event involving one or both companies occurs, such agreements and constitutional provisions may be subject to interpretation by regulatory or court authorities and the application and interpretation of relevant bankruptcy or other laws, which may result in an outcome that differs from the foregoing assumption. With your consent, we have relied upon the advice that the Company has received from its legal counsel and tax advisors as to all legal and tax matters in connection with the transaction contemplated by the Agreement. We also have assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the transaction contemplated by the Agreement will be obtained without any adverse effect on the Company or Princess or on the expected benefits of the transaction contemplated by the Agreement.

Goldman, Sachs & Co. - 85 Broad Street - New York, New York 10004
Tel: 212-902-1000

Board of Directors
Royal Caribbean Cruises Ltd.
November 19, 2001
Page Three

                                                                            LOGO

We are not expressing any opinion herein as to the prices at which the Company Shares and Princess Shares may trade following the consummation of the transaction contemplated by the Agreement and we note that those shares may trade on a relative basis that differs from that implied by the Equalization Ratio. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Company Shares should vote with respect to such transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Equalization Ratio pursuant to the Agreement is fair from a financial point of view to the holders of Company Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.